As filed with the Securities and Exchange Commission on September 25, 2012

Registration No. 333-184054

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

National Bank Holdings Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6021	27-0563799
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5570 DTC Parkway

Greenwood Village, Colorado 80111

(720) 529-3336

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. Timothy Laney

President and Chief Executive Officer

National Bank Holdings Corporation

5570 DTC Parkway

Greenwood Village, Colorado 80111

(720) 529-3336

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark W. Yonkman, Esq. General Counsel National Bank Holdings Corporation 5570 DTC Parkway Greenwood Village, Colorado 80111 Telephone: (720) 529-3336 Facsimile: (617) 303-1809	David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated Filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 25, 2012

PROSPECTUS

43,508,820 Shares

National Bank Holdings Corporation

Class A Common Stock

This prospectus relates to the offering of up to 43,508,820 of our Class A common stock by the selling stockholders identified in this prospectus. The shares of Class A common stock offered by this prospectus were acquired by the selling stockholders in connection with our October 2009 private placements or in transactions since that time that were exempt from the registration or are issuable upon conversion of our Class B non-voting common stock. We are registering the offer and sale of the shares of Class A common stock to satisfy registration rights we have granted.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Please read “Plan of Distribution.”

Our Class A common stock recently began trading on the New York Stock Exchange under the symbol “NBHC.” On September 24, 2012, the last reported selling price of our Class A common stock on the New York Stock Exchange was $19.55 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

See “Risk Factors” beginning on page 16 to read about factors you should consider before making an investment decision to purchase our Class A common stock.

The shares of our Class A common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2012

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About this Prospectus

Neither we nor the selling stockholders have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Market Data

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase Class A common stock in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto and management’s discussion and analysis of financial condition and results of operations included elsewhere in this prospectus, before making an investment decision to purchase our Class A common stock. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “NBH,” “NBH Holdings Corp.” and the “Company” refer to National Bank Holdings Corporation, a Delaware corporation and its consolidated subsidiaries.

Company Overview

National Bank Holdings Corporation is a bank holding company incorporated in the State of Delaware in June 2009. In October 2009, we raised net proceeds of approximately $974 million through a private offering of our common stock. We completed the initial public offering of our Class A common stock in September 2012. We are executing a strategy to create long-term stockholder value through the acquisition and operation of community banking franchises and other complementary businesses in our targeted markets. We believe these markets exhibit attractive demographic attributes, are home to a substantial number of financial institutions, including troubled financial institutions, and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our emphasis is on creating meaningful market share with strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns.

We believe we have a disciplined approach to acquisitions, both in terms of the selection of targets and the structuring of transactions, which has been exhibited by our four acquisitions to date. As of June 30, 2012, we had approximately $5.8 billion in assets, $4.5 billion in deposits and $1.1 billion in stockholders’ equity. We currently operate a network of 101 full-service banking centers, with the majority of those banking centers located in the greater Kansas City region and Colorado. We believe that our established presence positions us well for growth opportunities in our current and complementary markets.

We have a management team consisting of experienced banking executives led by President and Chief Executive Officer G. Timothy Laney. Mr. Laney brings 30 years of banking experience, 24 of which were at Bank of America in a wide range of executive management roles, including serving on Bank of America’s Management Operating Committee. In late 2007, Mr. Laney joined Regions Financial as Senior Executive Vice President and Head of Business Services. Mr. Laney leads our team of executives that have significant experience in completing and integrating mergers and acquisitions and operating banks. Additionally, our board of directors, led by Chairman Frank Cahouet, the former Chairman, President and Chief Executive Officer of Mellon Financial, is highly accomplished in the banking industry and includes individuals with broad experience operating and working with banking institutions, regulators and governance considerations.

Our Business Strategy

Our strategic plan is to become a leading regional bank holding company through selective acquisitions of financial institutions, including troubled financial institutions that have stable core franchises and significant local market share as well as other complementary businesses, while structuring the transactions to limit risk. We plan to achieve this through the acquisition of banking franchises from the Federal Deposit Insurance Corporation (the “FDIC”) and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. Additionally, our acquisition strategy is to identify markets that are relatively unconsolidated, establish a meaningful presence within those markets, and take advantage of operational efficiencies and enhanced market position. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

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Disciplined acquisitions. We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

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Attractive markets. We seek to acquire banking franchises in markets that exhibit attractive demographic attributes. Our focus is on comparatively healthy business markets that are home to a substantial number of financial institutions, including troubled financial institutions for which we believe there are a limited number of potential acquirors. Additionally, we seek banking markets that present favorable competitive dynamics and a lack of consolidation in order to position us for long-term growth. We believe that our two current markets—the greater Kansas City region and Colorado—meet these objectives. We intend to continue to make banking acquisitions in these markets and in complementary markets to expand our existing franchise.

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Focus on client-centered, relationship-driven banking strategy. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and online banking solutions. Our commercial bankers focus on small- and mid-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete array of loan, deposit and treasury management products and services.

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Expansion through organic growth and enhanced product offerings. We believe that our focus on attractive markets will provide long-term opportunities for organic growth, particularly in an improving economic environment. We also believe that our focus on serving consumers and small- to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income.

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Operating platform and efficiencies. We have consolidated our acquired banks under one charter and we intend to continue to utilize our comprehensive underwriting and risk management processes while maintaining local branding and leadership. We have integrated all of our acquired banks onto one state-of-the-art operating platform that we believe will provide scalable technology to support and integrate future growth and realize operating efficiencies throughout our enterprise.

We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating acquisitions (including FDIC-assisted transactions) creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Our Markets

Market Criteria

We focus on markets that we believe are characterized by some or all of the following:

•	Attractive demographics with household income and population growth above the national average

•	Concentration of business activity

•	High quality deposit bases

•	Advantageous competitive landscape that provides opportunity to achieve meaningful market presence

•	A substantial number of financial institutions including troubled financial institutions as potential acquisition targets

•	Lack of consolidation in the banking sector and corresponding opportunities for add-on transactions

•	Markets sizeable enough to support our long-term growth objectives

Current Markets

Our current markets are broadly defined as the greater Kansas City region and Colorado. Our specific emphasis is on the I-35 corridor surrounding the Kansas City metropolitan statistical area (“MSA”) and the Colorado Front Range corridor, defined as the Denver, Boulder, Colorado Springs, Fort Collins and Greeley MSAs. The table below describes certain key statistics regarding our presence in these markets as of June 30, 2011 (the last date as of which data are available), adjusted to reflect our acquisitions of Bank of Choice and Community Banks of Colorado.

States	Deposit Market Share Rank (1)	Banking Centers(1)	Deposits (millions) (1)	Deposit Market Share (1)
Missouri	9	41	$2,246.6	1.7%
Colorado	6	56	2,077.1	2.2
Kansas	12	24	909.2	1.5

MSAs	Deposit Market Share Rank (1)	Banking Centers(1)	Deposits (millions) (1)	Deposit Market Share (1)
Kansas City, MO-KS	6	50	$2,269.8	5.2%
Denver-Aurora-Broomfield, CO	12	21	887.0	1.5
Greeley, CO	2	5	301.7	10.3
Saint Joseph, MO-KS	3	4	268.3	12.9
Maryville, MO	2	3	162.5	31.7
Kirksville, MO	2	2	157.1	25.3
Fort Collins-Loveland, CO	13	4	104.3	2.2

(1)	Excludes our Texas and California operations and MSAs in which we have less than $100 million in deposits.

Source: SNL Financial as of June 30, 2011, except Banking Centers, which reflects the most recently available data.

We believe that these markets have highly attractive demographic, economic and competitive dynamics that are consistent with our objectives and favorable to executing our acquisition and organic growth strategy. The table below describes certain key demographic statistics regarding these markets.

Markets	Deposits (billions)	# of Businesses (thousands)	Population (millions)	Population Density (#/sq. mile)	Population Growth (1)	Median Household Income	Top 3 Competitor Combined Deposit Market Share
Kansas City, MO-KS MSA	$43.6	72.8	2.1	258.0	11.7%	$54,393	33%
CO Front Range (2)	78.2	154.9	4.1	274.0	19.9	57,764	47
U.S.				88.0	10.4	50,227	53	(3)

(1)	Population growths are for the period 2000 through 2011.

(2)	CO Front Range is a population weighted average of the following Colorado MSAs: Denver, Boulder, Colorado Springs, Fort Collins and Greeley.
(3)	Based on U.S. Top 20 MSAs (determined by population).

Source: SNL Financial as of December 31, 2011 except Deposits and Top 3 Competitor Combined Deposit Market Shares, which reflects data as of June 30, 2011.

Prospective Markets

We believe there is significant opportunity to both enhance our presence in our current markets and enter new complementary markets that meet our objectives. As we evaluate potential acquisition opportunities, we believe there are many financial institutions that continue to face credit challenges, capital constraints and liquidity issues. As of June 30, 2012, according to SNL Financial 48 banks in our current markets and in surrounding states had Texas Ratios either (1) in excess of 100% or (2) less than 0%. Texas Ratio is a key measure of a bank’s financial health and is defined as the sum of nonaccrual loans, troubled debt restructurings (“TDR’s”), other real estate owned (“OREO”) and loans 90 days or more past due and still accruing divided by the sum of the bank’s tangible common equity and loan loss reserves. If a bank’s Texas Ratio is negative, it indicates that the bank has negative tangible common equity and is therefore generally considered insolvent and also a potential acquisition target. Additionally, as of June 30, 2012, according to SNL Financial there were 80 other banks with assets between $750 million and $10 billion and Texas Ratios (1) less than 100% and (2) greater than 0%, which present potential acquisition opportunities that we believe would complement our product offerings while simultaneously taking advantage of operating efficiencies and scale and our local branding and leadership. We believe those dynamics will provide ongoing opportunities for us to continue to execute our acquisition strategy over the next several years. We also believe there are a number of healthy banks in these markets that would complement our breadth of products and services and benefit from our operating effectiveness and scale while welcoming our approach to local branding and leadership.

The table below highlights banks with a Texas Ratio either (1) in excess of 100% or (2) less than 0% and banks with a Texas Ratio less than 100% and assets between $750 million and $10 billion:

	Banks with Texas Ratios > 100% or <0%			Other Banks With Assets Between $750mm and $10bn
	# of Banks	Total Assets ($ millions)	Total Deposits ($ millions)	# of Banks	Total Assets ($ millions)	Total Deposits ($ millions)
By Urban Corridor
Kansas City MSA	8	$4,442	$3,319	5	$8,011	$7,208
Colorado Front Range	8	2,554	2,296	5	8,809	7,137

Urban Corridor Total	16	$6,996	$5,614	10	$16,820	$14,346

By State
Missouri	19	$13,213	$11,284	20	$27,489	$21,595
Kansas	4	2,145	1,566	10	25,040	17,052
Colorado	13	4,387	3,921	6	11,090	9,056

State Total	36	$19,745	$16,771	36	$63,620	$47,703

Surrounding States (Iowa, Montana, Nebraska, Wyoming, South and North Dakota)
Surrounding States Total	12	$4,799	$3,958	44	$88,316	$65,711

State & Surrounding States Total	48	$24,544	$20,728	80	$151,936	$113,414

Source: SNL Financial based on financial information as of June 30, 2012.

Our Acquisitions

Since October 2010, we have completed four acquisitions. We established our presence in the greater Kansas City region through two complementary acquisitions completed in the fourth quarter of 2010. On October 22, 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank of Overland Park, Kansas from the FDIC. Through this transaction, we acquired nine full-service banking centers and 32 retirement center locations, which are predominantly located in the greater Kansas City region but also include one full-service banking center and six retirement centers in Colorado and two full-service banking centers and six retirement centers in Texas. On December 10, 2010, we completed our acquisition, without FDIC assistance, of a portion of the franchise of Bank Midwest, N.A., which consisted of select performing loans and client deposits, and included 39 full-service banking centers. As a result of these acquisitions, at June 30, 2011 (the last date as of which data are available), we were the sixth largest depository institution in the Kansas City MSA ranked by deposits with a 5.2% deposit market share according to SNL Financial.

We expanded in the Colorado market through two complementary acquisitions beginning with the purchase of selected assets and assumption of selected liabilities of Bank of Choice, a state chartered commercial bank based in Greeley, Colorado, from the FDIC on July 22, 2011, which included 16 full-service banking centers. On October 21, 2011, we acquired selected assets and assumed selected liabilities of Community Banks of Colorado, a state chartered bank based in Greenwood Village, Colorado, from the FDIC, which included 36 full-service banking centers in Colorado and four in California. The Community Banks of Colorado acquisition enhanced our penetration into the Colorado market, giving us a combined network of 52 full-service banking centers in that state ranking us as the sixth largest depository institution by deposits with a 2.2% deposit market share as of June 30, 2011 (the last date as of which data are available) according to SNL Financial.

We believe we have a disciplined approach to acquisitions, which has been exhibited in our four acquisitions to date. We believe that we have established critical mass in our current markets and have structured acquisitions that limit our credit risk, which have positioned us for attractive risk-adjusted returns. Selected highlights of our acquisitions as of the respective acquisition dates appear in the following table (dollars in thousands):

Acquisition	Date of Acquisition	Fair Value		Full- Service Banking Centers Acquired	After-tax Bargain Purchase Gain(1)	After-tax Accretable Yield(1)	Goodwill and Core Deposit Intangible
		Assets Acquired	Deposits Assumed
Greater Kansas City Region:
Hillcrest Bank (FDIC-assisted)	10/22/2010	$1,376,745	$1,234,013	9	$22,840	$68,523	$5,760
Bank Midwest	12/10/2010	2,426,406	2,385,897	39	—	13,747	74,092

Subtotal		$3,803,151	$3,619,910	48	$22,840	$82,270	$79,852

Colorado Market:
Bank of Choice (FDIC-assisted)	7/22/2011	$949,503	$760,227	16	$36,589	$23,710	$5,190
Community Banks of Colorado (FDIC-assisted)	10/21/2011	1,228,284	1,194,987	40	—	74,749	11,998

Subtotal		$2,177,787	$1,955,214	56	$36,589	$98,459	$17,188

Total		$5,980,938	$5,575,124	104	$59,429	$180,729	$97,040

(1)	Tax adjustments are calculated at a rate equal to the effective tax rate for the Company in 2011.

Our Competitive Strengths

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Leading risk-adjusted operating performance—Since the fourth quarter of 2010, the beginning of our operating history, we have been able to achieve profitability. For the six months ended June 30, 2012, we had a leading risk-adjusted operating performance for a bank of our size, as measured by our top quartile rank among U.S. bank holding companies with $3 billion to $10 billion of total assets in terms of pre-tax pre-provision net revenue to risk weighted assets.

For the six months ended June 30, 2012	Pre-Tax Pre-Provision Net Revenue (1)/ Risk Weighted Assets
NBH (Actual)	2.75%
NBH (Adjusted) (2)	3.20%
Median of U.S. bank holding companies with $3.0 to $10.0 billion in Total Assets	2.21%
1st Quartile Cut-Off	2.68%

(1)	Pre-tax pre-provision net revenue is defined as net income without giving effect to loan loss provision and income tax expense. Pre-tax pre-provision net revenue to risk-weighted assets is a financial measure not reported in accordance with the accounting principles generally accepted in the United States (“GAAP”) (a “non-GAAP financial measure”), which we use as supplemental measure to evaluate our performance. We believe that the most comparable GAAP financial measure to the ratio of pre-tax pre-provision net revenue to risk weighted assets is the ratio of net income to risk weighted assets, which was 0.44% for the six months ended June 30, 2012. For a reconciliation of all non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”

(2)	Adjusted pre-tax pre-provision net revenue to risk-weighted average is a non-GAAP financial measure that excludes stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains, and related acquisition expenses. We believe that it is appropriate to adjust for these items because these expenses do not fluctuate in the same manner, or for the same reasons, as do our other operating expenses or the comparable expenses of our peers, and we believe that the adjusted measure is more representative of management’s plans for the future operations and compensatory policies. In connection with the formation of the Company, all members of our board of directors and executive management and other select members of management were granted equity awards, and we do not expect grants of such large quantities to be granted at any single time in the near future. As a result, once the vesting requirements of these awards have been satisfied, we expect that the related compensation expense will decrease substantially. Information with respect to bank holding companies included in the median and first quartile comparative data has not been adjusted to exclude any stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains and related acquisition expenses. For a reconciliation of this non-GAAP financial measure, see note 7 to the “Selected Historical Consolidated Financial Information.”

Source: SNL Financial

We believe our ability to operate efficiently is enhanced by our centralized management structure, our access to attractive labor and real estate costs in our markets, and an infrastructure that is unencumbered by legacy systems. Furthermore, we anticipate additional expense synergies from the integration of our recent acquisitions, which we believe will enhance our financial performance.

•	Disciplined focus on building meaningful scale in attractive markets. We believe our current and prospective markets present substantial acquisition and long-term organic growth opportunities, based on the number of financial institutions, including troubled financial institutions, retrenching competitors and attractive demographic characteristics. We are actively executing on our strategy to build further scale in our markets and, as of June 30, 2011 (the last date as of which data are available), according to SNL Financial, after giving effect to the Bank of Choice and Community Banks of Colorado acquisitions (as of their acquisition dates):

•	over 77% of our deposits were concentrated in the Kansas City MSA and Colorado;

•	we were ranked as the sixth largest depository institution in the Kansas City MSA with a 5.2% deposit market share; and

•	we were ranked as the sixth largest depository institution in Colorado with a 2.2% deposit market share.

•	Attractive risk profile. Nearly our entire loan portfolio has been subjected to acquisition accounting adjustments and, in some cases, is also subject to loss sharing arrangements with the FDIC:

•	as of June 30, 2012, approximately 86.3% of our loans (by dollar amount) were acquired loans and all of those loans were adjusted to their estimated fair values at the time of acquisition;

•	as of June 30, 2012, 38.7% of our loans and 56.3% of our OREO (each by dollar amount) were covered by a loss sharing arrangement with the FDIC; and

•	for our Bank Midwest acquisition, we selected the acquired assets based on comprehensive due diligence and purchased only select performing loans at that time and client deposits.

We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

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Expertise in FDIC-assisted and unassisted bank transactions. We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

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Experienced and respected management team and board of directors. Our management team is led by Mr. Laney, a 30-year veteran of the banking industry with significant experience in running complex franchises at both Bank of America and Regions Financial. Mr. Laney leads a respected executive team of bankers with extensive experience at nationally recognized financial institutions who have, on average, 32 years of banking experience and have, collectively, completed 56 acquisitions worth over $139.0 billion in assets. Many of our management team members have extensive experience working together, including at Bank of America or Citizens Financial Group. In addition, our board of directors, led by Chairman Frank Cahouet, is highly accomplished and well versed in the banking industry and provides substantial expertise and experience and valuable perspective to our growth and operating strategies.

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New operating platform implemented and positioned for growth. We have invested in our infrastructure and technology through the implementation of an efficient, industry-leading, scalable platform that supports our risk management activities and our potential for significant future growth and new product offerings. We have centralized many of our operational functions in Kansas City, which has desirable cost and labor market characteristics. We have built enterprise-wide finance and risk management capabilities that we expect will afford efficiencies as we grow. As we continue to pursue acquisitions, we will seek to integrate new banks quickly and seamlessly convert them to our platform, with a focus on exceeding expectations of our clients and employees while keeping our operating costs low.

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Available capital to support growth. As of June 30, 2012, we had approximately $350 million and $475 million of excess capital available on a consolidated basis, assuming a 10% and 8% Tier 1 leverage ratio, respectively, to continue to implement our acquisition strategy and to support growth in our existing banking franchises. As of June 30, 2012, our capital ratios exceeded both regulatory guidelines and the level at which we would expect to operate long-term following the deployment of our excess capital.

The Restructuring

In connection with the Hillcrest Bank and Bank Midwest acquisitions, we established two newly chartered banks, Hillcrest Bank, N.A. and Bank Midwest, N.A. Subsequently, Bank Midwest, N.A. acquired Bank of Choice and Community Banks of Colorado. In November 2011, we merged Hillcrest Bank, N.A. into Bank Midwest, N.A., consolidating our banking operations under a single charter. We changed the legal name of Bank Midwest, N.A. to NBH Bank, N.A., which we refer to as “NBH Bank” or the “Bank,” on May 20, 2012. Through our subsidiary NBH Bank, we operate under the following brand names: Bank Midwest in Kansas and Missouri, Community Banks of Colorado in Colorado and California and Hillcrest Bank in Texas. We believe that conducting our banking operations under a single charter streamlines our operations and enables us to more effectively and efficiently execute our growth strategy. On March 26, 2012, we changed our legal name from NBH Holdings Corp. to National Bank Holdings Corporation.

Additional Information

Our principal executive offices are located at 5570 DTC Parkway, Greenwood Village, Colorado 80111. Our telephone number is (720) 529-3336. Our internet address is www.nationalbankholdings.com. Information on, or accessible through, our web site is not part of this prospectus.

The Offering

Class A common stock offered by the selling stockholders	43,508,820 shares of Class A common stock.

Common Stock outstanding after this offering	52,191,239 shares of Class A common stock and no shares of Class B common stock.(1)

Use of proceeds	We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.

Regulatory ownership restrictions	We are a bank holding company. A holder of shares of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to “control” the Company under applicable regulatory standards, may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions, or the FDIC Policy Statement. For a further discussion of regulatory ownership restrictions, see “Supervision and Regulation.”

(1)	Based on 44,645,886 shares of Class A common stock and 7,545,353 shares of Class B non-voting common stock issued and outstanding as of June 30, 2012 of which 1,641,314 shares of Class A common stock were converted to shares of Class A common stock in conjunction with our initial public offering and the remainder of which will be converted to Class A common stock when sold in this offering. As of June 30, 2012, there were 98 holders of our Class A common stock and six holders of our Class B non-voting common stock. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding immediately after this offering does not include:

•	1,174,792 shares of restricted Class A common stock issued but not yet vested under the NBH Holdings Corp. 2009 Equity Incentive Plan;

•	830,750 shares of Class A common stock or Class B non-voting common stock issuable upon exercise of outstanding warrants with an exercise price of $20.00 per share;

•

8,416 shares of Class A common stock issuable upon exercise of outstanding value appreciation instruments issued to the FDIC at a weighted average exercise price of $18.44 per share, assuming (1) the FDIC exercises its right to receive payment in full in shares of Class A common stock, and (2) the price at which the FDIC exercises such right is $19.25 per share of Class A common stock, the offering price of Class A common stock in our recent initial public offering;

•

3,473,332 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $20.00 per share, of which 1,070,418 shares were vested as of June 30, 2012; and

•

846,917 shares of Class A common stock reserved for future issuance under the NBH Holdings Corp. 2009 Equity Incentive Plan, assuming the exercise in full of the underwriters’ option to purchase additional shares of our Class A common stock (excluding the 3,473,332 shares issuable upon exercise of outstanding stock options as noted above).

Oversight by the Office of the Comptroller of the Currency and Federal Deposit Insurance Corporation	Our bank subsidiary, NBH Bank, N.A., is a national bank chartered under federal law and is subject to supervision and examination by the Office of the Comptroller of the Currency (the “OCC”). The Bank is subject to specific requirements pursuant to an operating agreement it entered into with the OCC (the “OCC Operating Agreement”) in connection with its acquisition. Until the termination of the OCC Operating Agreement, the OCC Operating Agreement requires, among other things, that the Bank maintain various financial and capital ratios, restrict dividend payments, provide notice to, and obtain consent from, the OCC with respect to any additional failed bank acquisitions from the FDIC or, until December 2013, the appointment of any new director or senior executive officer of the Bank and review progress under its comprehensive business plan quarterly. The OCC Operating Agreement requires that the Bank maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to 11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets. See “Supervision and Regulation—NBH Bank N.A. as a National Bank.”

The Bank’s deposits are insured by the FDIC. The Bank (and, with respect to certain provisions, the Company) is subject to an Order of the FDIC (the “FDIC Order”) issued in connection with the FDIC’s approval of our applications for deposit insurance for the Bank. The FDIC Order requires, among other things, that, until December 2013, the Bank must obtain the FDIC’s approval before implementing certain compensation plans, submit updated business plans and reports of material deviations from those plans to the FDIC and comply with the applicable requirements of the FDIC Policy Statement. Additionally, the FDIC Order requires that the Bank maintain capital levels of at least a 10% tier 1 leverage ratio and a 10% tier 1 risk-based capital ratio until December 2013.

Dividend policy	From our inception to date, we have not paid cash dividends to holders of our Class A or Class B common stock. We have announced that following the completion of our recent initial public offering, we intend to commence the payment of a $0.05 per share dividend on a quarterly basis to holders of our common stock. It is also our intent to establish a dividend policy pursuant to which we will distribute an amount approximately equal to 25% of our consolidated annual net income in the form of dividends to holders of our common stock.

Currently, NBH Bank, N.A., our bank subsidiary, is prohibited by its OCC Operating Agreement from paying dividends to us until December 2013 and, therefore, any dividends on our common stock would have to be paid from funds available at the holding company level.

For additional information, see “Dividend Policy.”

Class A common stock and Class B nonvoting common stock	The Class A common stock possesses all of the voting power for all matters requiring action by holders of our common stock, with certain limited exceptions. Our certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock are treated equally and identically.

Listing	Our Class A common stock recently began trading on the New York Stock Exchange under the trading symbol “NBHC.”

Risk factors	Investing in our Class A common stock involves risks. Please read the section entitled “Risk Factors” beginning on page 16 for a discussion of various matters you should consider before making an investment decision to purchase our Class A common stock.

Summary Selected Historical Consolidated Financial Information

The following table sets forth summary selected historical financial information as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009 and as of and for the years ended December 31, 2010 and December 31, 2011, and as of and for the six months ended June 30, 2012 and for the six months ended June 30, 2011 and the three months ended June 30, 2012 and March 31, 2012. The summary selected historical consolidated financial information set forth below as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009 and as of and for the years ended December 31, 2010 and December 31, 2011 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information set forth below as of and for the six months ended June 30, 2012 and June 30, 2011 and the three months ended June 30, 2012 and March 31, 2012 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Although we were incorporated on June 16, 2009, we did not have any substantive operations prior to the Hillcrest Bank acquisition on October 22, 2010. Our results of operations for the post-Hillcrest Bank acquisition periods are not comparable to our results of operations for the pre-Hillcrest Bank acquisition periods. Our results of operations for the post-Hillcrest Bank acquisition periods reflect, among other things, the acquisition method of accounting. In addition, we consummated the Bank Midwest acquisition on December 10, 2010, the Bank of Choice acquisition on July 22, 2011 and the Community Banks of Colorado acquisition on October 21, 2011. The Bank Midwest, Bank of Choice and Community Banks of Colorado acquisitions were significant acquisitions and were also accounted for using the acquisition method of accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited selected historical consolidated financial information set forth below should be read together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto included elsewhere in this prospectus. Such information is not necessarily indicative of our results in any future periods, including the year ending December 31, 2012.

Summary Selected Historical Consolidated Financial Data

	June 30, 2012	March 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009 (1)
Consolidated Balance Sheet Information ($ in thousands):
Cash and cash equivalents	$704,586	$844,311	$1,628,137	$1,907,730	$1,099,288
Investment securities available-for-sale	1,803,843	1,738,929	1,862,699	1,254,595	—
Investment securities held-to-maturity	707,110	760,744	6,801	—	—
Non-marketable equity securities	33,076	29,087	29,117	17,800
Loans receivable (2):
Covered under FDIC loss sharing agreements	767,683	861,636	952,715	703,573	—
Not covered under FDIC loss sharing agreements	1,216,391	1,244,854	1,321,336	865,297	—
Less: Allowance for loan losses	(17,294)	(12,408)	(11,527)	(48)	—

Loans receivable, net	1,966,780	2,094,082	2,262,524	1,568,822	—

FDIC indemnification asset	148,527	187,136	223,402	161,395	—
Other real estate owned	137,712	144,619	120,636	54,078
Premises and equipment, net	116,908	111,901	87,315	37,320
Goodwill and other intangible assets	89,885	91,217	92,553	79,715	—
Other assets	80,648	72,781	38,842	24,066	565

Total assets	5,789,075	6,074,807	6,352,026	5,105,521	1,099,853

Transaction account deposits	2,343,048	2,365,501	2,278,457	1,209,322	—
Time deposits	2,186,501	2,406,648	2,784,596	2,264,017	—
Other liabilities	162,785	211,269	200,244	638,423	2,357

Total liabilities	4,692,334	4,983,418	5,263,297	4,111,762	2,357

Total stockholders’ equity (5)	1,096,741	1,091,389	1,088,729	993,759	1,097,496

Total liabilities and stockholders’ equity	$5,789,075	$6,074,807	$6,352,026	$5,105,521	$1,099,853

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2012	For the Twelve Months Ended December 31, 2011	For the Twelve Months Ended December 31, 2010	For the Period June 16, 2009 through December 31, 2009 (1)
Consolidated Income Statement Data:
Interest income	$122,735	$85,653	$59,845	$62,890	$197,159	$21,422	$481
Interest expense	17,564	20,934	7,932	9,632	41,696	5,512	—

Net interest income	105,171	64,719	51,913	53,258	155,463	15,910	481
Provision for loan losses	20,062	12,686	12,226	7,836	20,002	88	—

Net interest income after provision for loan losses	85,109	52,033	39,687	45,422	135,461	15,822	481

Bargain purchase gain	—	—	—	—	60,520	37,778
Non-interest income	20,319	20,093	10,049	10,270	28,966	4,385	—
Non-interest expense	98,274	63,148	45,301	52,973	155,538	48,981	1,847

Income (loss) before income taxes	7,154	8,978	4,435	2,719	69,409	9,004	(1,366)

Provision for income taxes	2,809	3,220	1,733	1,076	27,446	2,953	168

Net income (loss)	$4,345	$5,758	$2,702	$1,643	$41,963	$6,051	$(1,534)

Share Information (3):
Earnings (loss) per share, basic	$0.08	$0.11	$0.05	$0.03	$0.81	$0.11	$(0.07)
Earnings (loss) per share, diluted	$0.08	$0.11	$0.05	$0.03	$0.81	$0.11	$(0.07)
Book value per share	$21.01	$19.75	$21.01	$20.91	$20.87	$19.13	$18.82
Tangible book value per share (4)	$19.29	$18.25	$19.29	$19.16	$19.10	$17.60	$18.82
Weighted average common shares outstanding, basic (5)	52,184,501	51,936,280	52,191,239	52,176,863	51,978,744	53,000,454	21,251,006
Weighted average common shares outstanding, diluted (5)	52,311,348	52,228,053	52,319,170	52,303,771	52,104,021	53,000,454	21,251,006
Common shares outstanding (5)	52,191,239	51,936,280	52,191,239	52,191,239	52,157,697	51,936,280	58,318,304

Other Financial Data:
Adjusted pre-tax pre-provision net revenue (7)	$31,671	$30,569	$18,752	$12,919	$47,035	$1,991	$(1,366)
Adjusted non-interest expense (7)	$93,145	$54,051	$43,210	$49,935	$138,039	$18,293	$1,847

	As of and for the Six Months Ending June 30, 2012	As of and for the Six Months Ended June 30, 2011	As of and for the Three Months Ending June 30, 2012	As of and for the Three Months Ending March 31, 2012	As of and for the Twelve Months Ending December 31, 2011	As of and for the Twelve Months Ending December 31, 2010	As of and for the period June 16, 2009 through December 31, 2009 (1)
Other Information (unaudited):
Financial ratios
Return on average assets (6)	0.14%	0.25%	0.18%	0.11%	0.81%	0.44%	-0.33%
Return on average tangible assets (4)(6)	0.20%	0.31%	0.25%	0.16%	0.88%	0.44%	NM
Adjusted return on average assets (6)(7)	0.24%	0.48%	0.27%	0.20%	0.32%	0.09%	-0.33%
Return on average equity (6)	0.80%	1.15%	0.99%	0.60%	4.01%	0.62%	-0.33%
Return on average tangible common equity (4)(6)	1.30%	1.51%	1.42%	0.99%	4.63%	0.62%	NM
Adjusted return on average equity (6)(7)	1.30%	2.24%	1.45%	1.13%	1.57%	0.13%	-0.33%
Return on risk weighted assets (6)	0.44%	0.84%	0.55%	0.32%	2.21%	0.46%	NM
Pre-tax pre-provision net revenue to risk weighted assets (6)(7)	2.75%	3.15%	3.37%	2.07%	4.70%	0.69%	0.70%
Adjusted pre-tax pre-provision net revenue to risk weighted assets (6)(7)	3.20%	4.45%	3.79%	2.54%	2.47%	0.15%	NM
Interest earning assets to interest-bearing liabilities (end of period) (8)	130.30%	119.48%	130.30%	128.62%	127.91%	129.91%	N/A
Loans to deposits ratio (end of period) (2)	43.80%	39.33%	43.80%	44.14%	44.91%	45.17%	N/A
Non-interest bearing deposits to total deposits (end of period)	14.00%	10.11%	14.00%	13.35%	13.41%	9.39%	N/A
Yield on earning assets (8)	4.62%	4.16%	4.61%	4.62%	4.31%	1.63%	0.23%
Cost of interest bearing liabilities (8)	0.84%	1.32%	0.78%	0.90%	1.15%	1.65%	N/A
Interest rate spread (9)	3.78%	2.84%	3.83%	3.72%	3.17%	-0.02%	NM
Net interest margin (10)	3.96%	3.14%	4.00%	3.91%	3.40%	1.21%	N/A
Non-interest expense to average assets (6)	3.27%	2.74%	3.09%	3.45%	3.01%	3.56%	NM
Adjusted non-interest expense to average assets (6)(7)	3.10%	2.34%	2.95%	3.25%	2.67%	1.33%	NM
Efficiency Ratio (11)	76.19%	72.15%	70.96%	81.28%	61.72%	84.34%	NM
Asset quality ratios (2)(12)(13)							NM
Non-performing loans to total loans	2.51%	2.33%	2.51%	1.76%	2.23%	0.95%	N/A
Covered non-performing loans to total non-performing loans	15.59%	49.61%	15.59%	19.85%	29.19%	97.12%	N/A
Non-performing assets to total assets	3.26%	2.25%	3.26%	3.06%	2.72%	1.35%	N/A
Covered non-performing assets to total non-performing assets	45.41%	84.50%	45.41%	49.41%	53.55%	99.38%	N/A
Allowance for loan losses to total loans	0.87%	0.36%	0.87%	0.59%	0.51%	0.00%	N/A
Allowance for loan losses to total non-covered loans	1.42%	0.64%	1.42%	1.00%	0.87%	0.01%	N/A
Allowance for loan losses to non-performing loans	34.69%	15.61%	34.69%	33.42%	22.71%	0.32%	N/A
Net charge-offs to average loans (6)	1.36%	1.08%	1.45%	1.27%	0.51%	0.01%	N/A
Capital ratios
Total Stockholders’ equity to total assets	18.95%	22.32%	18.95%	17.97%	17.14%	19.46%	99.79%
Tangible common equity to tangible assets (4)	17.67%	20.98%	17.67%	16.72%	15.91%	18.19%	99.79%
Tier 1 leverage	17.02%	20.50%	17.02%	15.92%	15.10%	17.88%	N/A
Tier 1 risk-based capital	49.32%	66.70%	49.32%	46.60%	49.92%	69.57%	N/A
Total risk-based capital	50.21%	66.07%	50.21%	47.22%	50.53%	69.57%	N/A

(1)	The Company was incorporated on June 16, 2009, but neither the Company nor the Bank had any substantive operations prior to the first acquisition on October 22, 2010. The period from June 16, 2009 to December 31, 2009 contained 200 days.
(2)	Total loans are net of unearned discounts and deferred fees and costs.

(3)	Per share information is calculated based on the aggregate number of our shares of Class A common stock outstanding, including 250,000 founders’ shares that were issued in 2009 at par value and vested during 2011, and Class B non-voting common stock outstanding.
(4)	Tangible book value per share, return on tangible average assets, return on tangible common average equity, and tangible common equity to tangible assets are non-GAAP financial measures. Tangible book value per share is computed as total stockholders’ equity less goodwill and other intangible assets, net, divided by common shares outstanding at the balance sheet date. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. We believe that the most directly comparable GAAP financial measures are book value per share and total stockholders’ equity to total assets. See the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(5)	On March 11, 2010, we repurchased 6,382,024 shares of our Class A common stock in response to the FDIC’s issued guidance in the FDIC Policy Statement. More information on the FDIC Policy Statement is described under “Supervision and Regulation—FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.”
(6)	Ratio is annualized for interim periods and for the period from June 16, 2009 to December 31, 2009. See note 1 above.
(7)	“Adjusted” calculations exclude stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains and related acquisition expenses. In addition, the adjusted pre-tax pre-provision net revenue calculation excludes income taxes and provision for loan losses. “Adjusted return” refers to adjusted net revenue after tax. Tax adjustments are calculated at a rate equal to the effective tax rate for each period. See the table below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - About Non-GAAP Financial Measures.”

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010(1)	For the Year Ended December 31, 2009(1)
Net income (loss)	$4,345	$5,758	$2,702	$1,643	$41,963	$6,051	$(1,534)
Add: impact of income taxes	2,809	3,220	1,733	1,076	27,446	2,953	168
Add: impact of provision	20,062	12,686	12,226	7,836	20,002	88	—

Pre-tax pre-provision net revenue	27,216	21,664	16,661	10,555	89,411	9,092	(1,366)
Less: bargain purchase gain	—	—	—	—	(60,520)	(37,778)	—
Add: impact of stock-based compensation	4,259	8,623	2,076	2,183	12,564	16,612	—
Add: impact of acquisition costs	870	474	15	855	4,935	14,076	—
Less: Gain (loss) on sale of investment securities	(674)	(192)	—	(674)	645	(11)	—

Adjusted pre-tax pre-provision net revenue	$31,671	$30,569	$18,752	$12,919	$47,035	$1,991	$(1,366)

Net income (loss)	$4,345	$5,758	$2,702	$1,643	$41,963	$6,051	$(1,534)
Less: bargain purchase gain, after tax	—	—	—	—	(36,589)	(25,388)	—
Add: impact of stock-based compensation, after tax	2,587	5,213	1,261	1,326	7,596	11,164	—
Add: impact of acquisition costs, after tax	528	287	9	519	2,984	9,460	—
Less: Gain (loss) on sale of investment securities, after tax	(409)	(116)	—	(409)	400	(7)	—

Adjusted net revenue after tax	$7,051	$11,142	$3,972	$3,079	$16,354	$1,280	$(1,534)

Non-interest expense	$98,274	$63,148	$45,301	$52,973	$155,538	$48,981	$1,847
Less: impact of stock-based compensation	(4,259)	(8,623)	(2,076)	(2,183)	(12,564)	(16,612)	—
Less: impact of acquisition costs	(870)	(474)	(15)	(855)	(4,935)	(14,076)	—

Adjusted non-interest expense	$93,145	$54,051	$43,210	$49,935	$138,039	$18,293	$1,847

(8)	Interest-earning assets include assets that earn interest/accretion or dividends, except for the FDIC indemnification asset that earns accretion but is not part of interest earning assets. Interest-earning assets as of December 31, 2010 exclude investment securities that were purchased (and therefore included in investment securities balances) but not settled as of the balance sheet date. Additionally, any market value adjustments on investment securities are excluded from interest-earning assets. Interest-bearing liabilities include liabilities that must be paid interest.
(9)	Interest rate spread represents the difference between the weighted average yield of interest-earning assets and the weighted average cost of interest-bearing liabilities.
(10)	Net interest margin represents net interest income, including accretion income, as a percentage of average interest-earning assets.
(11)	The efficiency ratio represents non-interest expense less intangible asset amortization, as a percentage of net interest income plus non-interest income.
(12)	Non-performing loans consist of non-accruing loans, loans 90 days or more past due and still accruing interest and restructured loans, but exclude loans accounted for under ASC Topic 310-30 in which the pool is still performing. These ratios may therefore not be comparable to similar ratios of our peers. For additional information on our treatment of loans acquired with deteriorated credit quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”
(13)	Non-performing assets include non-performing loans and OREO.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto, before making an investment decision to purchase our Class A common stock. The occurrence or realization of any of the following risks could materially and adversely affect our business, prospects, financial condition, liquidity, results of operations, cash flows and capital levels. In any such case, the market price of our Class A common stock could decline substantially, and you could lose all or part of your investment.

Risks Relating to Our Banking Operations

We have recently completed four acquisitions and have a limited operating history from which investors can evaluate our future prospects and financial and operating performance.

We were organized in June 2009 and acquired selected assets and assumed selected liabilities of Hillcrest Bank, Bank Midwest, Bank of Choice and Community Banks of Colorado in October 2010, December 2010, July 2011 and October 2011, respectively. Because our banking operations began in 2010, we have a limited operating history upon which investors can evaluate our operational performance or compare our recent performance to historical performance. Although we acquired selected assets and assumed selected liabilities of four depository institutions which had operated for longer periods of time than we have, their business models and experiences are not reflective of our plans. Accordingly, our limited time operating our acquired franchises may make it difficult for investors to evaluate our future prospects and financial and operating performance. Moreover, because 38.7% of our loans and 56.3% of our OREO (each by dollar amount), in each case as of June 30, 2012, were covered by loss sharing agreements with the FDIC and all of the loans and OREO we acquired were marked to fair value at the time of our acquisition, we believe that the historical financial results of the acquisitions are less instructive to an evaluation of our future prospects and financial and operating performance. Certain other factors may also make it difficult for investors to evaluate our future prospects and financial and operating performance, including, among others:

•

our current asset mix, loan quality and allowance for loan losses are not representative of our anticipated future asset mix, loan quality and allowance for loan losses, which may change materially as we undertake organic loan origination and banking activities and pursue future acquisitions;

•

38.7% of our loans and 56.3% of our OREO (each by dollar amount), in each case as of June 30, 2012, were covered by loss sharing agreements with the FDIC, which reimburse a variable percentage of losses experienced on these assets; thus, we may face higher losses once the FDIC loss sharing arrangement expires and losses may exceed the discounts we received;

•

the income we report from certain acquired assets due to loan discount, accretable yield and the accretion of the FDIC indemnification asset will be higher than the returns available in the current market and, if we are unable to make new performing loans and acquire other performing assets in sufficient volume, we may be unable to generate the earnings necessary to implement our growth strategy;

•

our significant cash reserves and liquid investment securities portfolio, which result in large part from the proceeds of our 2009 private offering of common stock and cash received in connection with our acquisitions of Hillcrest Bank, Bank Midwest, Bank of Choice and Community Banks of Colorado, are unlikely to be representative of our future cash position;

•

our historical cost structure and capital expenditure requirements are not reflective of our anticipated cost structure and capital spending as we integrate our acquisitions and operate our organic banking platform; and

•

our regulatory capital ratios, minimums of which are required by agreements we have reached with our regulators and which result in part from the proceeds of our private offering of common stock, are not necessarily representative of our future regulatory capital ratios.

Our acquisition history may not be indicative of our ability to execute our external growth strategy, and our inability to execute such strategy would materially and adversely affect us.

Our acquisition history should be viewed in the context of the recent opportunities available to us as a result of the confluence of our access to capital at a time when market dislocations of historical proportions resulted in attractive asset acquisition opportunities. As conditions change, we may prove to be unable to execute our external growth strategy, which would materially and adversely affect us. See “—Risks Relating to our Growth Strategy.”

Continued or worsening general business and economic conditions could materially and adversely affect us.

Our business and operations are sensitive to general business and economic conditions in the United States, which remain guarded. If the U.S. economy is unable to steadily emerge from the recent recession that began in 2007 or we experience worsening economic conditions, such as a so-called “double-dip” recession, we could be materially and adversely affected. Weak economic conditions may be characterized by deflation, fluctuations in debt and equity capital markets, including a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on loans, residential and commercial real estate price declines and lower home sales and commercial activity. All of these factors would be detrimental to our business. Our business is significantly affected by monetary and related policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and could have a material adverse effect on us.

The geographic concentration of our two core markets in the greater Kansas City region and Colorado makes our business highly susceptible to downturns in the local economies and depressed banking markets, which could materially and adversely affect us.

Unlike larger financial institutions that are more geographically diversified, we are a regional banking franchise concentrated in the greater Kansas City region and Colorado. We operate banking centers located primarily in Missouri, Kansas and Colorado. As of June 30, 2012, 38.8% of our total loans (by dollar amount) were in Colorado, 21.0% were in Missouri, 8.7% were in Texas, and 5.6% were in Kansas. A deterioration in local economic conditions in the loan market or in the residential or commercial real estate market could have a material adverse effect on the quality of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans and the value of the collateral securing loans. In addition, if the population, employment or income growth in one of our core markets is negative or slower than projected, income levels, deposits and real estate development could be adversely impacted and we could be materially and adversely affected. If any of these developments were to result in losses that materially and adversely affected NBH Bank’s capital, we and NBH Bank might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital. See “Supervision and Regulation.”

Our two core markets are susceptible to adverse weather and natural disasters and these events could negatively impact the economies of our markets, our operations or our customers, any of which could have a material adverse effect on us.

Our two core markets are the greater Kansas City region and Colorado. These markets are susceptible to severe weather, including tornadoes, droughts, wildfires, flooding, hail storms and damaging winds. The occurrence of adverse weather and natural or manmade disasters could destroy, or cause a decline in the value of, mortgaged properties, crops or other assets that serve as our collateral and increase the risk of delinquencies, defaults, foreclosures and losses on our loans, damage our banking facilities and offices, negatively impact regional economic conditions, result in a decline in local loan demand and loan originations and negatively impact the implementation of our growth strategy. Natural or manmade disasters or severe weather events and the damage that may be caused by them, be it to our operations, our collateral, our customers or the economies in our current or future markets, could materially and adversely affect us.

Any changes in how we determine the impact of loss share accounting on our financial information could have a material adverse effect on us.

A material portion of our financial results is based on loss share accounting, which is subject to assumptions and judgments made by us and our regulators. Loss share accounting is a complex accounting methodology. If these assumptions are incorrect or we change or modify our assumptions, it could have a material adverse effect on us or our previously reported results. As such, any financial information generated through the use of loss share accounting is subject to modification or change. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Accounting for Acquired Loans and the Related FDIC Indemnification Asset” for additional information on loss share accounting.

Our financial information reflects the application of the acquisition method of accounting. Any change in the assumptions used in such methodology could have a material adverse effect on us.

As a result of our recent acquisitions, our financial information is heavily influenced by the application of the acquisition method of accounting. The acquisition method of accounting requires management to make assumptions regarding the assets acquired and liabilities assumed to determine their fair values at the time of acquisition. Additionally, we periodically remeasure the expected cash flows on certain loans that were acquired with deteriorated credit quality, and this remeasurement can cause fluctuations in the accretion rates of these loans. Our interest income, interest expense and net interest margin (which were equal to $122.7 million, $17.6 million and 3.96%, respectively, for the six months ended June 30, 2012) reflect the impact of accretion and amortization of the fair value adjustments made to the carrying amounts of interest-earning assets and interest-bearing liabilities, and our non-interest income (which totaled $20.3 million for the six months ended June 30, 2012) for periods subsequent to the acquisitions includes the effects of discount accretion and accretion of the FDIC indemnification asset. In addition, the balances of many of our acquired assets were significantly reduced by the adjustments to fair value recorded in conjunction with the relevant acquisition. If our assumptions are incorrect and we change or modify our assumptions, it could have a material adverse effect on us or our previously reported results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Accounting for Acquired Loans and the Related FDIC Indemnification Asset” for additional information on the impact of the acquisition method of accounting on our financial information.

Our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. The risks inherent in making any loan include risks with respect to the ability of borrowers to repay their loans and, if applicable, the period of time over which the loan is repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. Similarly, we have credit risk embedded in our securities portfolio. Our credit standards, procedures and policies may not prevent us from incurring substantial credit losses, particularly in light of market developments in recent years.

We have restructured and in the future may restructure originated or acquired loans if we believe the borrowers are likely to fully repay their restructured obligations. We may also be subject to legal or regulatory requirements for restructured loans. For our originated loans, if interest rates or other terms are modified subsequent to extension of credit or if terms of an existing loan are renewed because a borrower is experiencing financial difficulty and a concession is granted, we may be required to classify such action as a troubled debt restructuring (which we refer to in this prospectus as “TDR”). With respect to restructured loans, we may grant concessions to borrowers experiencing financial difficulties in order to facilitate repayment of the loan by

(1) reduction of the stated interest rate for the remaining life of the loan to lower than the current market rate for new loans with similar risk or (2) extension of the maturity date. In situations where a TDR is unsuccessful and the borrower is unable to satisfy the terms of the restructured loan, the loan would be placed on nonaccrual status and written down to the underlying collateral value less estimated selling costs. For further discussion of circumstances in which we restructure acquired and originated loans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality.”

Our loan portfolio has been, and will continue to be, affected by the ongoing correction in residential and commercial real estate values and reduced levels of residential and commercial real estate sales.

Soft residential and commercial real estate markets, higher delinquency and default rates, heightened vacancy rates and volatile and constrained secondary credit markets have affected the real estate industry generally and in the areas in which our business is currently most heavily concentrated. We may be materially and adversely affected by declines in real estate values.

We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. As of June 30, 2012, approximately 77.3% of our total loans (by dollar amount) had real estate as a primary or secondary component of collateral. The real estate collateral provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the loan is outstanding. A continued weakening of the real estate conditions in any of our markets could continue to result in an increase in the number of borrowers who default on their loans and a reduction in the value of any collateral securing their loans, which in turn could have a material adverse effect on us. If we are required to liquidate the collateral securing a loan to satisfy a borrower’s obligations during a period of reduced real estate values, we could be materially and adversely affected. The declines in home prices in the markets we serve, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in our portfolio of loans related to residential real estate construction and development as the ability to refinance those loans decreases. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, we could also be materially and adversely affected.

Additionally, recent weakness in the secondary market for residential lending could have a material adverse impact on us. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could adversely affect the value of collateral securing mortgage loans, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which could materially and adversely affect us.

Our commercial real estate loans other than owner occupied commercial real estate loans may be dependent on factors outside the control of our borrowers.

Our loan portfolio includes commercial real estate loans other than owner occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of June 30, 2012, these loans totaled $755.5 million, or 38.1% of our total loan portfolio. Of these loans $12.0 million were non-performing as of June 30, 2012, none of which was covered by FDIC loss sharing agreements. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, these loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on these loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

We depend on our executive officers and key personnel to implement our strategy and could be harmed by the loss of their services.

We believe that the implementation of our strategy will depend in large part on the skills of our executive management team and our ability to motivate and retain these and other key personnel. Accordingly, the loss of service of one or more of our executive officers or key personnel could reduce our ability to successfully implement our growth strategy and materially and adversely affect us. Leadership changes will occur from time to time, and if significant resignations occur, we may not be able to recruit additional qualified personnel. We believe our executive management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Although our Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, President Midwest Division and Chief of Integration, Technology and Operations have entered into employment arrangements with us, it is possible that they may not complete the term of their employment arrangements or may choose not to renew them upon expiration. Furthermore, we do not currently have employment agreements with any of our other employees. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key personnel could negatively impact our banking operations. The loss of key senior personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on us.

Our allowance for loan losses and fair value adjustments may prove to be insufficient to absorb probable losses inherent in our loan portfolio.

Lending money is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	the financial condition and cash flows of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the discount on the loan at the time of its acquisition;

•	the duration of the loan;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses inherent in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews.

The application of the acquisition method of accounting to our completed acquisitions has impacted our allowance for loan losses. Under the acquisition method of accounting, all acquired loans were recorded in our consolidated financial statements at their fair value at the time of acquisition and the related allowance for loan loss was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we will incur losses (some of which may be covered by our loss sharing arrangements with the FDIC) associated with the acquired loans.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding our loans, identification of additional problem loans by us and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. If current trends in the real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses, particularly with respect to construction, land development and land loans. In addition, our regulators periodically review our allowance for loan losses and may require an increase in the allowance for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on us.

Our loss sharing agreements impose restrictions on the operation of our business and extensive record-keeping requirements, and failure to comply with the terms of our loss sharing agreements with the FDIC may result in significant losses.

In October 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank in an FDIC-assisted transaction. Subsequently, on October 21, 2011, we completed the FDIC-assisted acquisition of selected assets and assumption of selected liabilities of Community Banks of Colorado. A significant portion of our revenue is derived from assets acquired in those transactions. Certain of the loans, commitments and foreclosed assets acquired in those transactions are covered by the loss sharing agreements, which provide that a significant portion of the losses related to those covered assets will be borne by the FDIC. We may, however, experience difficulties in complying with the requirements of the loss sharing agreements, including the extensive record-keeping and documentation relating to the status and reimbursement of covered assets. The required terms of the agreements are extensive and failure to comply with any of the terms could result in a specific asset or group of assets losing their loss sharing coverage. Additionally, complying with the extensive requirements to avail ourselves of the loss sharing coverage could take management time and attention away from other aspects of running our business.

Our loss sharing agreements also impose limitations on the manner in which we manage loans covered by loss sharing. For example, under the loss sharing agreements, we may not, without FDIC consent, sell a covered loan even if in the ordinary course of our business we determine that taking such action would be advantageous for the Company. These restrictions could impair our ability to manage problem loans, extend the amount of time that such loans remain on our balance sheet and increase the amount of our losses.

We hold and acquire a significant amount of OREO from time to time, which may lead to increased operating expenses and vulnerability to additional declines in real property values.

When necessary, we foreclose on and take title to the real estate (some of which is covered by our FDIC loss sharing arrangement) serving as collateral for our loans as part of our business. Real estate that we own but do use in the ordinary course of our operations is referred to as “other real estate owned,” or “OREO” property. At June 30, 2012, we had OREO with an aggregate book value of $137.7 million. Increased OREO balances have led to greater expenses as we incur costs to manage and dispose of the properties. Despite some of the OREO being covered by loss sharing agreements with the FDIC, we expect that our earnings will continue to be negatively affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, valuation adjustments and other expenses associated with property ownership, as well as by the funding costs associated with OREO assets. We evaluate OREO properties periodically and write down the carrying value of the properties if the results of our evaluation require it. The expenses associated with OREO and any further OREO write-downs could have a material adverse effect on us.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

The expanding body of federal, state and local regulation and/or the licensing of loan servicing, collections or other aspects of our business may increase the cost of compliance and the risks of noncompliance.

We service our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may further adversely affect us. In addition, our failure to comply with these laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

The fair value of our investment securities can fluctuate due to market conditions outside of our control.

As of June 30, 2012, the fair value of our investment securities portfolio was approximately $2.5 billion. We have historically taken a conservative investment strategy, with concentrations of securities that are primarily backed by government sponsored enterprises. In the future, we may seek to increase yields through more aggressive strategies, which may include a greater percentage of corporate securities and structured credit products. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have a material adverse effect on us. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

We face significant competition from other financial institutions and financial services providers, which may materially and adversely affect us.

Consumer and commercial banking is highly competitive. Our markets contain a large number of community and regional banks as well as a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions, including savings and loan associations, savings banks and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds and several government agencies, as well as major retailers, in providing various types of loans and other financial services. Some of these competitors have a long history of successful operations in our markets, greater ties to local businesses and more expansive banking relationships, as well as better established depositor bases. Some of our competitors also have greater resources and access to capital and possess an advantage by being capable of maintaining numerous banking locations in more convenient sites, operating more ATMs and conducting extensive promotional and advertising campaigns or operating a more developed internet platform. Competitors may also exhibit a greater tolerance for risk and behave more aggressively with respect to pricing in order to increase their market share.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technological advances have lowered barriers to entry and made it possible for banks to compete in our market without a retail footprint by offering competitive rates, as well as non-banks to offer products and services traditionally provided by banks. Our ability to compete successfully depends on a number of factors, including, among others:

•

the ability to develop, maintain and build upon long-term customer relationships based on quality service, effective and efficient products and services, high ethical standards and safe and sound assets;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	the ability to attract and retain highly qualified employees to operate our business;

•	the ability to expand our market position;

•	customer satisfaction with our level of service;

•	the ability to operate our business effectively and efficiently; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could materially and adversely affect us.

We may not be able to meet the cash flow requirements of deposit withdrawals and other business needs unless we maintain sufficient liquidity.

We require liquidity to make loans and to repay deposit and other liabilities as they become due or are demanded by customers. As a result of a decline in depositor confidence, an increase in interest rates paid by competitors, general interest rate levels, FDIC insurance costs, higher returns being available to customers on alternative investments and general economic conditions, a substantial number of our customers could withdraw their bank deposits with us from time to time, resulting in our deposit levels decreasing substantially, and our cash on hand may not be able to cover such withdrawals and our other business needs, including amounts necessary to operate and grow our business. This would require us to seek third party funding or other sources of liquidity, such as asset sales. Our access to third party funding sources, including our ability to raise funds through the issuance of additional shares of our common stock or other equity or equity-related securities, incurrence of debt, and federal funds purchased, may be impacted by our financial strength, performance and prospects and may also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets. We may not have access to third party funding in sufficient amounts on favorable terms, or the ability to undertake asset sales or access other sources of liquidity, when needed, or at all, which could materially and adversely affect us.

We may not be able to retain or develop a strong core deposit base or other low-cost funding sources.

We expect to depend on checking, savings and money market deposit account balances and other forms of customer deposits as our primary source of funding for our lending activities. Our future growth will largely depend on our ability to retain and grow a strong, low-cost deposit base. Because 48.3% of our deposit base as of June 30, 2012 was time deposits, the large majority of which we acquired, it may prove harder to maintain and grow our deposit base than would otherwise be the case, especially since many of them currently pay interest at above-market rates. During the six months following June 30, 2012, $1.1 billion of our time deposits are scheduled to mature. Additionally, as of June 30, 2012, $359 million of those $1.1 billion of time deposits and an additional $211 million of time deposits maturing after December 31, 2012 were time deposits we assumed from the FDIC and are therefore not subject to early withdrawal penalties, making these deposits more volatile than typical time deposits.

We are working to transition certain of our customers to lower cost traditional banking services as higher cost funding sources, such as high interest time deposits, mature. From December 31, 2011 to June 30, 2012, our time deposits decreased by $598.1 million while our transaction deposits increased by $64.6 million. Many banks in the United States are struggling to maintain depositors in light of the recent financial crisis, and there may be competitive pressures to pay higher interest rates on deposits, which could increase funding costs and compress net interest margins. Customers may not transition to lower yielding savings and investment products or continue their business with us, which could materially and adversely affect us. In addition, with recent concerns about bank failures, customers have become concerned about the extent to which their deposits are insured by the FDIC, particularly customers that may maintain deposits in excess of insured limits. Customers may withdraw deposits in an effort to ensure that the amount that they have on deposit with us is fully insured and may place them in other institutions or make investments that are perceived as being more secure. Further, even if we are able to grow and maintain our deposit base, the account and deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits, we could lose a relatively low cost source of funds, increasing our funding costs, reducing our net interest income cash flow and net income and result in lower loan originations, any of which could materially and adversely affect us.

Recent market disruptions caused increased liquidity risks which could recur in the future.

The recent disruption and illiquidity in the credit markets created challenges for banking institutions that made potential funding sources more difficult to access, less reliable and more expensive. In addition, liquidity in the inter-bank market, as well as the markets for commercial paper and other short-term instruments, contracted significantly. Current market conditions continue to present challenges in the management of banks and banks’ customers’ liquidity, which may exceed those challenges experienced in the recent past and could materially and adversely affect us.

Extended foreclosure processes and new homeowner protection laws and regulations might restrict or delay our ability to foreclose and collect payments for loans under the loss sharing agreements.

For the loans covered by the loss sharing agreements, we cannot collect loss share payments until we liquidate the properties securing those loans. These loss share payments could be delayed by an extended foreclosure process, including delays resulting from a court backlog, local or national foreclosure moratoriums or other delays, and these delays could have a material adverse effect on us. New homeowner protection laws and regulations may also delay the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans. Any such limitations are likely to cause delayed or reduced collections from borrowers. Any restriction on our ability to foreclose on a loan, any requirement that we forgo a portion of the amount otherwise due on a loan or any requirement that we advance principal, interest, tax and insurance payments or that we modify any original loan terms could materially and adversely affect us.

Like other financial services institutions, our asset and liability structures are monetary in nature. Such structures are affected by a variety of factors, including changes in interest rates, which can impact the value of financial instruments held by us.

Like other financial services institutions, we have asset and liability structures that are essentially monetary in nature and are directly affected by many factors, including domestic and international economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, monetary and fiscal policies, inflation, currency values, market conditions, the availability and terms (including cost) of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of customers and counterparties and the level and volatility of trading markets. Such factors can impact customers and counterparties of a financial services institution and may impact the value of financial instruments held by a financial services institution.

Our earnings and cash flows largely depend upon the level of our net interest income, which is the difference between the interest income we earn on loans, investments and other interest earning assets, and the interest we pay on interest bearing liabilities, such as deposits and borrowings. Because different types of assets and liabilities may react differently and at different times to market interest rate changes, changes in interest rates can increase or decrease our net interest income. When interest-bearing liabilities mature or reprice more quickly than interest earning assets in a period, an increase in interest rates would reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, and because the magnitude of repricing of interest earning assets is often greater than interest bearing liabilities, falling interest rates would reduce net interest income.

Accordingly, changes in the level of market interest rates affect our net yield on interest earning assets and liabilities, loan and investment securities portfolios and our overall results. Changes in interest rates may also have a significant impact on any future loan origination revenues. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume and revenues usually decline during periods of rising or high interest rates and increase during periods of declining or low interest rates. Changes in interest rates also have a significant impact on the carrying value of a significant percentage of the assets, both loans and investment securities, on our balance sheet. We may incur debt in the future and that debt may also be sensitive to interest rates and any increase in interest rates could materially and adversely affect us. Interest rates are highly sensitive to many factors beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Adverse changes in the Federal Reserve’s interest rate policies or other changes in monetary policies and economic conditions could materially and adversely affect us.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including online over the internet and over the telephone. The secure transmission of confidential information over the internet and other remote channels is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

As a public company, we will be required to meet periodic reporting requirements under the rules and regulations of the U.S. Securities and Exchange Commission. Complying with federal securities laws as a public company is expensive, and we will incur significant time and expense enhancing, documenting, testing, and certifying our internal control over financial reporting. Any deficiencies in our financial reporting or internal controls could materially and adversely affect us, including resulting in material misstatements in our financial statements, and could materially and adversely affect the market price of our Class A common stock.

Prior to becoming a public company, we have not been required to comply with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) to have our consolidated financial statements completed, reviewed or audited and filed within a specified time. As a publicly traded company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. We will also be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 concerning internal control over financial reporting. We may experience difficulty in meeting the SEC’s reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and cause investors and potential investors to lose confidence in us and reduce the market price of our Class A common stock.

As a public company, we will incur significant legal, accounting, insurance and other expenses. Compliance with these and other rules of the SEC and the rules of the New York Stock Exchange will increase our legal and financial compliance costs and make some activities more time consuming and costly. Beginning with our Annual Report on Form 10-K for our 2013 fiscal year, SEC rules will require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal control over financial reporting. Beginning with the fiscal year ending December 31, 2018, or such earlier time as we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (which we refer to as the “JOBS Act”), our independent registered public accounting firm will be required to attest to our assessment of our internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from attesting to our assessment of the effectiveness of our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the market price of our Class A common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect us.

A material weakness in our internal control over financial reporting was identified for the year ended December 31, 2011. Material weaknesses in our financial reporting or internal controls could materially and adversely affect us, including resulting in material misstatements in our financial statements, and could materially and adversely affect the market price of our Class A common stock.

In connection with executing management’s process for identifying, documenting and testing existing internal controls used to validate inputs to our financial reporting process (i.e., management’s assessment of internal control over financial reporting), we identified a material weakness in such internal control during the audit of our consolidated financial statements for the year ended December 31, 2011. Due to the recent formation of the Company and the acquisition of four troubled financial institutions, we did not complete the recruitment of certain professionals to fully implement, enforce, document or assess the effectiveness of our internal control on a timely basis or to remediate identified internal control deficiencies prior to December 31, 2011. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in the audit of our consolidated financial statements for the year ended December 31, 2011. We provided our independent auditors with detailed transaction-level documentation to enable them to sufficiently expand substantive testing procedures in order to obtain reasonable assurance that the consolidated financial statements were free of material misstatements and as a result, the noted material weakness in internal control did not affect our independent auditor’s report on the consolidated financial statements dated March 27, 2012, which expressed an unqualified opinion on our consolidated financial statements. We have implemented and are continuing to implement measures designed to improve our internal control over financial reporting. In connection with our growth, we have expanded, and continue to expand, personnel to augment our internal control environment, including having hired over the last few quarters, among others, a new Chief Financial Officer, Controller, an Assistant Controller, a Treasurer, a Director of External Reporting, a General Counsel/Chief of Compliance and an additional senior credit officer. Additionally, we plan to separate the role of Chief Accounting Officer from that of the Chief Financial Officer. The measures we have taken to date and may take in the future may not be sufficient to avoid potential future material weaknesses and the consequences referenced above, though we believe that the actions we are taking are sufficient to address the identified weakness in internal control over financial reporting.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate our Class A common stock because we will rely on one or more of these exemptions, and, as a result, investor confidence and the market price of our Class A common stock may be materially and adversely affected.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies. We have elected to opt out of such extended transition period, which election is irrevocable.

We rely on our systems and employees, and any errors or fraud could materially and adversely affect us.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third parties to process a large number of increasingly complex transactions. We could be materially and adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business also could be sources of operational risk to us, including breakdowns or failures of such parties’ own systems or employees. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could materially and adversely affect us.

Risks Relating to our Growth Strategy

We may not be able to effectively manage our growth.

Our future operating results depend to a large extent on our ability to successfully manage our rapid growth. Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Whether through additional acquisitions or organic growth, our current plan to expand our business is dependent upon our ability to:

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continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures in order to manage a growing number of client relationships;

•	scale our technology platform;

•	integrate our acquisitions and develop consistent policies throughout the various businesses; and

•	attract and retain management talent.

We may not successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with new banking centers and banks. Thus, our growth strategy may divert management from our existing franchises and may require us to incur additional expenditures to expand our administrative and operational infrastructure and, if we are unable to effectively manage and grow our banking franchise, we could be materially and adversely affected. In addition, if we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could materially and adversely affect us.

Our acquisitions generally will require regulatory approvals, and failure to obtain them would restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of community banking franchises. Generally, any acquisition of target financial institutions, banking centers or other banking assets by us will require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the Federal Reserve, the OCC and the FDIC, as well as state banking regulators. In acting on applications, federal banking regulators consider, among other factors:

•	the effect of the acquisition on competition;

•	the financial condition, liquidity, results of operations, capital levels and future prospects of the applicant and the bank(s) involved;

•	the quantity and complexity of previously consummated acquisitions;

•	the managerial resources of the applicant and the bank(s) involved;

•	the convenience and needs of the community, including the record of performance under the Community Reinvestment Act (which we refer to in this prospectus as the “CRA”);

•	the effectiveness of the applicant in combating money laundering activities; and

•	the extent to which the acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Such regulators could deny our application based on the above criteria or other considerations, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals, and such a condition may not be acceptable to us or may reduce the benefit of any acquisition.

The success of future transactions will depend on our ability to successfully identify and consummate acquisitions of banking franchises that meet our investment objectives. Because of the intense competition for acquisition opportunities and the limited number of potential targets, we may not be able to successfully consummate acquisitions on attractive terms, or at all, that are necessary to grow our business.

The success of future transactions will depend on our ability to successfully identify and consummate transactions with target banking franchises that meet our investment objectives. There are significant risks associated with our ability to identify and successfully consummate these acquisitions. There are a limited number of acquisition opportunities, and we expect to encounter intense competition from other banking organizations competing for acquisitions and also from other investment funds and entities looking to acquire financial institutions. Many of these entities are well established and have extensive experience in identifying and consummating acquisitions directly or through affiliates. Many of these competitors possess ongoing banking operations with greater financial, technical, human and other resources and access to capital than we do, which could limit the acquisition opportunities we pursue. Our competitors may be able to achieve greater cost savings, through consolidating operations or otherwise, than we could. These competitive limitations give others an advantage in pursuing certain acquisitions. In addition, increased competition may drive up the prices for the acquisitions we pursue and make the other acquisition terms more onerous, which would make the identification and successful consummation of those acquisitions less attractive to us. Competitors may be willing to pay more for acquisitions than we believe are justified, which could result in us having to pay more for them than we prefer or to forego the opportunity. As a result of the foregoing, we may be unable to successfully identify and consummate acquisitions on attractive terms, or at all, that are necessary to grow our business.

To the extent that we are unable to identify and consummate attractive acquisitions, or increase loans through organic loan growth, we may be unable to successfully implement our growth strategy, which could materially and adversely affect us.

We intend to grow our business through strategic acquisitions of banking franchises coupled with organic loan growth. Previous availability of attractive acquisition targets may not be indicative of future acquisition opportunities, and we may be unable to identify any acquisition targets that meet our investment objectives. Additionally, loan growth, excluding the effects of our acquisitions, has so far been limited and such loan balances have declined by $290 million from December 31, 2011 to June 30, 2012 as loan repayments from our customers have generally outpaced loan originations due not only to our limited time to cultivate relationships with our customers, but also due to the generally weakened economy and lower levels of quality borrowing demand. As a result, a significant portion of our income thus far has been derived from the accretion recognized on acquired assets rather than from cash interest income. As our acquired loan portfolio, which produces higher yields than our originated loans due to loan discount, accretable yield and the accretion of the FDIC indemnification asset, is paid down, we expect downward pressure on our income to the extent that the runoff is not replaced with other high-yielding loans. For example, the yield on our acquired loans accounted for under ASC Topic 310-30 for the six months ended June 30, 2012 was 8.94% while the yield on our originated loans for the same period ranged from approximately 3.0% to 6.0% depending on loan type and characteristics. As a result of the foregoing, if we are unable to replace loans in our existing portfolio with comparable high-yielding loans, we could be materially and adversely affected. We could also be materially and adversely affected if we choose to pursue riskier higher-yielding loans that fail to perform.

Because we intend to make acquisitions that involve distressed assets, we may not be able to realize the value we predict from these assets or make sufficient provision for future losses in the value of, or accurately estimate the future writedowns to be taken in respect of, these assets.

Delinquencies and losses in the loan portfolios and other assets we acquire may exceed our initial forecasts developed during our due diligence investigation prior to their acquisition and, thus, produce lower risk-adjusted returns than we believed our purchase price supported. Furthermore, our due diligence investigation may not reveal all material issues. The diligence process in FDIC-assisted transactions is also expedited due to the short acquisition timeline that is typical for these transactions. If, during the diligence process, we fail to identify all relevant issues related to an acquisition, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in significant losses. Any of these events could materially and adversely affect us. Current economic conditions have created an uncertain environment with respect to asset valuations and there is no certainty that we will be able to sell assets or institutions after we acquire them if we determine it would be in our best interests to do so. In addition, currently there is limited or no liquidity for certain asset classes we hold, including commercial real estate and construction and development loans.

The success of future transactions will depend on our ability to successfully combine the target financial institution’s banking franchises with our existing banking business and, if we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected.

The success of future transactions will depend, in part, on our ability to successfully combine the target financial institution’s banking franchises with our existing banking business. As with any acquisition involving financial institutions, there may be business disruptions that result in the loss of customers or cause customers to remove their accounts and move their business to competing financial institutions. It is possible that the integration process could result in additional expenses, the disruption of ongoing business and inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees and to achieve the anticipated benefits of the acquisition. Integration efforts, including integration of a target financial institution’s systems into our systems, may divert our management’s attention and resources, and we may be unable to develop, or experience prolonged delays in the development of, the systems necessary to operate our acquisitions, such as a financial reporting platform or a human resources reporting platform call center. If we experience difficulties with the integration process, the anticipated benefits of the particular acquisition may not be realized fully, or at all, or may take longer to realize than expected. Additionally, we may be unable to recognize synergies, operating efficiencies and/or expected benefits within expected timeframes and cost projections, or at all. We may also not be able to preserve the goodwill of an acquired financial institution.

Projected operating results for banking franchises to be acquired by us may be inaccurate and may vary significantly from actual results.

We will generally establish the pricing of transactions and the capital structure of banking franchises to be acquired by us on the basis of financial projections for such banking franchises. In general, projected operating results will be based on the judgment of our management team. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed and the projected results may vary significantly from actual results. General economic, political and market conditions can have a material adverse impact on the reliability of such projections. In the event that the projections made in connection with our acquisitions, or future projections with respect to new acquisitions, are not accurate, such inaccuracies could materially and adversely affect us. Any of the foregoing matters could materially and adversely affect us.

Our officers and directors may have conflicts of interest in determining whether to present business opportunities to us or another entity for which they have fiduciary or contractual obligations.

Our officers and directors may become subject to fiduciary obligations in connection with their service on the boards of directors of other corporations. To the extent that our officers and directors become aware of acquisition opportunities that may be suitable for entities other than us to which they have fiduciary or contractual obligations, or they are presented with such opportunities in their capacities as fiduciaries to such entities, they may honor such obligations to such other entities. In addition, our officers and directors will not have any obligation to present us with any acquisition opportunity that does not fall within the parameters of our business (see “Business”). You should assume that to the extent any of our officers or directors becomes aware of an opportunity that may be suitable both for us and another entity to which such person has a fiduciary or contractual obligation to present such opportunity as set forth above, he or she may first give the opportunity to such other entity or entities and may give such opportunity to us only to the extent such other entity or entities reject or are unable to pursue such opportunity. In addition, you should assume that to the extent any of our officers or directors becomes aware of an acquisition opportunity that does not fall within the above parameters but that may otherwise be suitable for us, he or she may not present such opportunity to us. In general, officers and directors of a corporation incorporated under Delaware law are required to present business opportunities to a corporation if the corporation could financially undertake the opportunity, the opportunity is within the corporation’s line of business and it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Risks Relating to the Regulation of Our Industry

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material adverse effect on our business.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the “Dodd-Frank Act”), which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are:

•	changes to regulatory capital requirements;

•	exclusion of hybrid securities issued on or after May 19, 2010 from tier 1 capital;

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creation of new government regulatory agencies (such as the Financial Stability Oversight Council, which will oversee systemic risk, and the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

•	potential limitations on federal preemption;

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees we earn;

•	changes in retail banking regulations, including potential limitations on certain fees we may charge; and

•	changes in regulation of consumer mortgage loan origination and risk retention.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been proposed by the applicable federal agencies. The provisions of the Dodd-Frank Act may have unintended effects, which will not be clear until implementation. The changes resulting from the Dodd-Frank Act could limit our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise materially and adversely affect us. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements could also materially and adversely affect us. Any changes in the laws or regulations or their interpretations could be materially adverse to investors in our Class A common stock. For a more detailed description of the Dodd-Frank Act, see “Supervision and Regulation—Changes in Laws, Regulations or Policies and the Dodd-Frank Act.”

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could materially and adversely affect us.

We are subject to extensive regulation, supervision, and legislation that govern almost all aspects of our operations. Intended to protect customers, depositors and the Deposit Insurance Fund (the “DIF”) these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that we can pay, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could materially and adversely affect us. Further, any new laws, rules and regulations could make compliance more difficult or expensive and also materially and adversely affect us.

We are subject to substantial regulatory limitations that limit the way in which we may operate our business.

Our bank subsidiary, NBH Bank, N.A. (“NBH Bank” or the “Bank”), is subject to specific requirements pursuant to the OCC Operating Agreement entered into in connection with our acquisition of certain assets of Bank Midwest, N.A. The OCC Operating Agreement requires, among other things, that the Bank maintain various financial and capital ratios and provide notice to, and obtain consent from, the OCC with respect to any additional failed bank acquisitions from the FDIC or the appointment of any new director or senior executive officer of the Bank. Additionally, the OCC Operating Agreement prohibits the Bank from paying a dividend to the Company until December 2013 and, once the prohibition period has elapsed, imposes other restrictions on the Bank’s ability to pay dividends, including requiring prior approval from the OCC before any distribution is made. Also, the OCC Operating Agreement requires that the Bank maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to 11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets.

The Bank (and, with respect to certain provisions, the Company) is also subject to the FDIC Order issued in connection with the FDIC’s approval of our application for deposit insurance for the Bank. The FDIC Order requires, among other things, that, until December 2013, must obtain the FDIC’s approval before implementing certain compensation plans, submit updated business plans and reports of material deviations from those plans to the FDIC and comply with the applicable requirements of the FDIC Policy Statement. Additionally, the FDIC Order requires that the Bank maintain capital levels of at least a 10% tier 1 leverage ratio and a 10% tier 1 risk-based capital ratio until December 2013.

A failure by us or the Bank to comply with the requirements of the OCC Operating Agreement or the FDIC Order, or the objection by the OCC or the FDIC to any materials or information submitted pursuant to the OCC Operating Agreement or the FDIC Order, could prevent us from executing our business strategy and materially and adversely affect us.

The FDIC’s restoration plan and the related increased assessment rate could materially and adversely affect us.

The FDIC insures deposits at FDIC-insured depository institutions, such as our subsidiary bank, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Market developments have significantly depleted the DIF of the FDIC and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the deposit insurance assessment rates and thus raised deposit insurance premiums for insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, there may need to be further special assessments or increases in deposit insurance premiums. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially and adversely affect us, including by reducing our profitability or limiting our ability to pursue certain business opportunities.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that the Company or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, we could be materially and adversely affected.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

The Federal Reserve may require us to commit capital resources to support our subsidiary bank.

As a matter of policy, the Federal Reserve, which examines us and our subsidiaries, expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under this requirement, we could be required to provide financial assistance to our subsidiary bank should our subsidiary bank experience financial distress.

A capital injection may be required at times when we do not have the resources to provide it and therefore we may be required to borrow the funds or raise additional equity capital from third parties. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its indebtedness. Any financing that must be done by the holding company in order to make the required capital injection may be difficult and expensive and may not be available on attractive terms, or at all, which likely would have a material adverse effect on us.

The short-term and long-term impact of the new regulatory capital standards and the forthcoming new capital rules for U.S. banks is uncertain.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement to a strengthened set of capital requirements for internationally active banking organizations in the United States and around the world, known as Basel III. Basel III increases the requirements for minimum common equity, minimum tier 1 capital, and minimum total capital, to be phased in over time until fully phased in by January 1, 2019.

Various provisions of the Dodd-Frank Act increase the capital requirements of bank holding companies, such as the Company, and non-bank financial companies that are supervised by the Federal Reserve. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. In particular, bank holding companies, many of which have long relied on trust preferred securities as a component of their regulatory capital, will no longer be permitted to count trust preferred securities toward their tier 1 capital. In June 2012, the Federal Reserve, OCC and FDIC released proposed rules which would implement the Basel III and Dodd-Frank Act capital requirements. While the proposed capital requirements would result in generally higher regulatory capital standards, it is uncertain as to exactly how the new standards will ultimately be applied to us and our subsidiary bank and their impact on us or NBH Bank.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements, and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (the “OFAC”). If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions (such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans), which could materially and adversely affect us. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

Risks Relating to Our Class A Common Stock

An active, liquid market for our Class A common stock may not develop or be sustained, which likely would materially and adversely affect the market price of our Class A common stock.

Before our recent initial public offering, there had been no established public market for our Class A common stock. Although our Class A common stock recently began trading on the New York Stock Exchange, an active, liquid trading market for our Class A common stock may not develop or be sustained, which likely would materially and adversely affect the market price of our Class A common stock. Stockholders also may not be able to sell their shares of our Class A common stock at the volume, prices and times desired.

The market price of our Class A common stock may fluctuate substantially and be highly volatile, which may make it difficult for stockholders to sell their shares of our Class A common stock at the volume, prices and times desired.

Because our initial public offering occurred recently, our Class A common stock has limited trading history, and the market price of our Class A common stock may fluctuate substantially and be highly volatile, which may make it difficult for stockholders to sell their shares of our Class A common stock at the volume, prices and times desired. There are many factors that will impact the market price of our Class A common stock, including, without limitation:

•	general market conditions, including price levels and volume;

•	national, regional and local economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	our actual or projected financial condition, liquidity, results of operations, cash flows and capital levels;

•	changes in, or failure to meet, our publicly disclosed expectations as to our future financial and operating performance;

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publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	market valuations, as well as the financial and operating performance and prospects, of similar companies;

•	future issuances or sales, or anticipated issuances or sales, of our common stock or other securities convertible into or exchangeable or exercisable for our common stock;

•	expenses incurred in connection with changes in our stock price, such as changes in the value of the warrant liability and changes in the value of appreciation instruments issued to the FDIC;

•	additions or departures of key personnel;

•	the availability, terms and deployment of capital;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	unanticipated regulatory or judicial proceedings, and related liabilities and costs;

•	the timely implementation of services and products by us and the acceptance of such services and products by customers;

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our ability to continue to grow our business internally and through acquisitions and successful integration of new or acquired financial institutions, banking centers or other banking assets while controlling costs;

•	compliance with laws and regulatory requirements, including those of federal, state and local agencies;

•	our failure to satisfy the continuing listing requirements of the New York Stock Exchange;

•	our failure to comply with the Sarbanes-Oxley Act of 2002;

•	changes in accounting principles, policies and guidelines;

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share-based compensation expense, including approximately $5.0 million that we will incur upon the completion of this offering in connection with the achievement of one of the vesting requirements of previously granted share-based compensation;

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actual, potential or perceived accounting problems affecting us, including the material weakness in our internal control over financial reporting that we identified during the audit of our consolidated financial statements for the year ended December 31, 2011.

•	our treatment as an “emerging growth company” under the federal securities laws;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the financial services industry.

The stock markets in general have experienced substantial fluctuations and volatility that has often been unrelated to the operating performance and prospects of particular companies. These broad market movements may materially and adversely affect the market price of our Class A common stock. In the past, stockholders have sometimes instituted securities class action litigation against companies following significant declines in the market price of their securities. Any similar litigation against us could divert management’s attention and resources and materially and adversely affect us.

Our ability to pay dividends is subject to regulatory limitations and our bank subsidiary’s ability to pay dividends to us, which is also subject to regulatory limitations.

Prior to our initial public offering, we never paid cash dividends to holders of our common stock. We intend to commence the payment of a $0.05 per share dividend on a quarterly basis to holders of our common stock. It is also our intent to establish a dividend policy pursuant to which we will distribute an amount equal to 25% of our consolidated annual net income in the form of dividends to holders of our common stock. Our ability to declare and pay dividends depends both on the ability of our bank subsidiary to pay dividends to us and on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. Because we are a separate legal entity from our bank subsidiary and we do not have significant operations of our own, any dividends paid by us to our common stockholders would have to be paid from funds at the holding company level that are legally available therefor. However, as a bank holding company, we are subject to general regulatory restrictions on the payment of cash dividends. Federal bank regulatory agencies have the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business, which depending on the financial condition and liquidity of the holding company at the time, could include the payment of dividends. Additionally, various federal and state statutory provisions limit the amount of dividends that our bank subsidiary can pay to us as its holding company without regulatory approval. Our bank subsidiary is currently prohibited by our OCC Operating Agreement from paying dividends to us until December 2013. Therefore, other than the net proceeds that we received or will receive from the 2009 private offering and from any future financing at the holding company level, we do not have, and do not expect to have in the near future, liquidity at the holding company level to pay dividends to our common stockholders. Finally, holders of our common stock are only entitled to receive such dividends as our board of directors may, in its unilateral discretion, declare out of funds legally available for such purpose based on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors. Accordingly, we may not pay the amount of dividends referenced in our current intention above, or any dividends at all, to our common stockholders in the future.

The market price of our Class A common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock in the future could cause the market price of our Class A common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by stockholders prior to such issuance.

We have 46,287,200 outstanding shares of Class A common stock and 5,904,039 outstanding shares of Class B non-voting common stock, which shares of Class B non-voting common stock will be converted into shares of Class A common stock when sold in this offering. In addition, certain of our holders also hold warrants to purchase up to 830,750 additional shares of Class A common stock or Class B non-voting common stock. We have also filed a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 3,514,581 million shares of Class A common stock issued or reserved for future issuance under the NBH Holdings Corp. 2009 Equity Incentive Plan. We may issue all of these shares without any action or approval by our stockholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders. The warrant liability increased $0.1 million during the six months ended June 30, 2012. The value of the warrant liability, and the expense that results from an increase to this liability, has a direct correlation to our stock price. Accordingly, any increase in our stock price, whether it be through this offering or otherwise, would result in an increase in the warrant liability and the associated expense. More information on the accounting and measurement of the warrant liability can be found in Notes 2 and 19 in our audited consolidated financial statements.

Future incurrence of debt, which would rank senior to our Class A common stock upon our liquidation, and future issuances of equity securities, which would dilute the holdings of our existing Class A common stockholders and may be senior to our Class A common stock for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our Class A common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before Class A common stockholders. If we incur debt in the future, our future interest costs could increase, and adversely affect our liquidity, cash flows and results of operations.

We are not required to offer any additional equity securities to existing Class A common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, will dilute the holdings of our existing Class A common stockholders and such issuances or the perception of such issuances may reduce the market price of our Class A common stock. Our preferred stock, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to Class A common stockholders. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, Class A common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our Class A common stock.

Provisions in our certificate of incorporation and the applicability of Section 203 of the Delaware General Corporation Law may inhibit a takeover of us, which could discourage transactions that would otherwise be in the best interests of our stockholders and could entrench management.

Our certificate of incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include limits on the aggregate ownership of our outstanding shares of Class A common stock and the unilateral ability of the board of directors to designate the terms of and issue new series of preferred stock. In addition, we have not opted out of the limitations on business combinations with interested stockholders contained in Section 203 of the Delaware General Corporation Law. As a result, it may be more difficult to remove management and may discourage transactions that would otherwise be in the best interests of our stockholders, including those involving payment of a premium over the prevailing market price of our Class A common stock. See “Description of Capital Stock—Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

Certain provisions of our loss sharing agreements may have anti-takeover effects and could limit our ability and the ability of our stockholders to engage in certain transactions.

The loss sharing agreements we entered into with the FDIC in connection with the Hillcrest Bank and Community Banks of Colorado acquisitions require that we receive prior FDIC consent, which may be withheld by the FDIC in its sole discretion, prior to us or our stockholders engaging in certain transactions, including those that would otherwise be in our or their best interests. If any such transaction is completed without prior FDIC consent, the FDIC would have the right to discontinue the loss sharing arrangement with us.

Among other things, prior FDIC consent is required for (1) a merger or consolidation of us with or into another company if our stockholders will own less than 66.66% of the combined company, or of our bank subsidiary with or into another company, if we will own less than 66.66% of the combined company, (2) the sale of all or substantially all of the assets of our bank subsidiary and (3) a sale of shares by a stockholder, or a group of related stockholders, that will effect a change in control of our bank subsidiary, as determined by the FDIC with reference to the standards set forth in the Change in Bank Control Act of 1978, as amended (the “Change in Bank Control Act”) (generally, the acquisition of between 10% and 25% of our voting securities where the presumption of control is not rebutted, or the acquisition by any person, acting directly or indirectly or through or in concert with one or more persons, of more than 25% of our voting securities). If we or any stockholder desired to enter into any such transaction, the FDIC may not grant its consent in a timely manner, without conditions, or at all. If one of these transactions were to occur without prior FDIC consent and the FDIC withdrew its loss share arrangement with us, we could be materially and adversely affected.

Our certificate of incorporation contains provisions renouncing our interest and expectancy in certain corporate opportunities.

We have renounced, in our certificate of incorporation, any interest or expectancy in any acquisition opportunities that our officers or directors become aware of and which may be suitable for other entities to which our officers or directors have a fiduciary or contractual obligation or which were presented to them in their capacity as fiduciaries of such other entities. This would apply even if the acquisition opportunity is in the same or similar line of business in which we operate. These potential conflicts of interest could have a material adverse effect on us.

Stockholders may be deemed to be acting in concert or otherwise in control of us and our bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

We are a bank holding company regulated by the Federal Reserve. Any entity (including a “group” composed of natural persons) owning 25% or more of a class of our outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHCA”). In addition, (1) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of a class of our outstanding shares of voting stock, and (2) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding shares of voting stock. Any stockholder that is deemed to “control” the Company for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of “control” of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

Our common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each stockholder obtaining control that is a “company” would be required to register as a bank holding company. “Acting in concert” generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the stockholders are commonly controlled or managed; (ii) the stockholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the stockholders each own stock in a bank and are also management officials, controlling stockholders, partners or trustees of another company; or (iv) both a stockholder and a controlling stockholder, partner, trustee or management official of such stockholder own equity in the bank or bank holding company.

We and certain of our stockholders are required to comply with the applicable provisions of the FDIC Policy Statement, including a prohibition on sales or transfers of our securities by each such stockholder until three years after the Company’s acquisition of certain failed institutions (except in the case of certain mutual fund holders) without prior FDIC approval.

As the agency responsible for resolving the failure of banks, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC adopted the FDIC Policy Statement in August 2009 and issued related guidance in January and April 2010. The FDIC Policy Statement imposes restrictions and requirements on certain institutions—including us and our bank subsidiary—and their investors. Unless we, together with a group of investors holding an aggregate of at least 30% of our common stock, along with all investors holding more than 5% of our total voting power, are then in compliance with the FDIC Policy Statement, the FDIC may not permit us to bid on failed institutions.

The FDIC Policy Statement imposes the following restrictions and requirements, among others. First, our bank subsidiary is required to maintain capital levels of at least a 10% tier 1 leverage ratio and a 10% tier 1 risk-based capital ratio until December 2013. This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, our bank subsidiary is prohibited from extending credit to its investors and to affiliates of its investors. Fourth, investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions (which the FDIC has interpreted to apply to a wide range of non-U.S. jurisdictions). Fifth, investors are prohibited from selling or otherwise transferring shares of our common stock that they own for a three-year period following the time of certain acquisitions of failed institutions by us without FDIC approval. The transfer restrictions in the FDIC Policy Statement do not apply to open-ended investment companies that are registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), issue redeemable securities and allow investors to redeem on demand. Sixth, investors may not employ complex and functionally opaque ownership structures to own a beneficial interest in our bank subsidiary. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that institution in a FDIC auction. Eighth, investors may be required to provide information to the FDIC regarding the investors and all entities in their ownership chains, such as information with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models. Ninth, the FDIC Policy Statement does not replace or substitute for otherwise applicable regulations or statutes.

The FDIC Policy Statement applies to any of our stockholders, including purchasers of our Class A common stock in this offering, who hold more than 5% of our total voting power.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “would,” “should,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. These statements are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties. Our actual results could differ materially from those expressed in or contemplated by such forward-looking statements as a result of a variety of factors, some of which are more fully described under the caption “Risk Factors” and elsewhere in this prospectus.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of such forward-looking statements should not be regarded as a representation by us, the selling stockholders, the underwriters or any other person that the results expressed in or contemplated by such forward-looking statements will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, liquidity, results of operations, business strategy and growth prospects. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed in or contemplated by the forward looking statements, including, but not limited to:

•	ability to execute our business strategy;

•	changes in the regulatory environment, including changes in regulation that affect the fees that we charge;

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	our ability to identify potential candidates for, and consummate, acquisitions of banking franchises on attractive terms, or at all;

•

our ability to integrate acquisitions and to achieve synergies, operating efficiencies and/or other expected benefits within expected time-frames, or at all, or within expected cost projections, and to preserve the goodwill of acquired banking franchises;

•	our ability to achieve organic loan and deposit growth and the composition of such growth;

•	business and economic conditions generally and in the financial services industry;

•	increased competition in the financial services industry, nationally, regionally or locally, resulting in, among other things, lower risk-adjusted returns;

•	changes in the economy or supply-demand imbalances affecting local real estate values;

•	volatility and direction of market interest rates;

•	effects of any changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve;

•	the ability in certain states to amend the state constitution by a simple majority of the people who actually vote;

•	governmental legislation and regulation, including changes in accounting regulation or standards;

•	failure of politicians to reach consensus on a bipartisan basis;

•	acts of war or terrorism, natural disasters such as tornadoes, flooding, hail storms and damaging winds, earthquakes, hurricanes or fires, or the effects of pandemic flu;

•	the timely development and acceptance of new products and services and perceived overall value of these products and services by users;

•	changes in the Company’s management personnel;

•	continued consolidation in the financial services industry;

•	ability to maintain or increase market share;

•	ability to implement and/or improve operational management and other internal risk controls and processes and our reporting system and procedures;

•	a weakening of the economy which could materially impact credit quality trends and the ability to generate quality loans;

•

the impact of current economic conditions and the Company’s performance, liquidity, financial condition and prospects and on its ability to obtain attractive third-party funding to meet its liquidity needs;

•	fluctuations in face value of investment securities due to market conditions;

•	changes in fiscal, monetary and related policies of the U.S. federal government, its agencies and government sponsored entities;

•	inability to receive dividends from our subsidiary bank and to service debt, pay dividends to our common stockholders and satisfy obligations as they become due;

•

costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews;

•	changes in estimates of future loan reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	changes in capital classification;

•	impact of reputational risk on such matters as business generation and retention; and

•	the Company’s success at managing the risks involved in the foregoing items.

All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statement is qualified in its entirety by reference to the matters discussed elsewhere in this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Class A common stock in this offering by the selling stockholders. See “Selling Stockholders.”

DIVIDEND POLICY

From our inception date, we have not paid cash dividends to holders of our common stock. As approved by our board of directors, we intend to commence the payment of a $0.05 per share dividend on a quarterly basis to holders of our common stock. It is also our intent to establish a dividend policy pursuant to which we will distribute an amount approximately equal to 25% of our consolidated annual net income in the form of dividends to holders of our common stock.

As a bank holding company, any dividends paid to us by our bank subsidiary, are subject to various federal and state regulatory limitations and also subject to the ability of our bank subsidiary to pay dividends to us. Currently, the Bank is prohibited by our OCC Operating Agreement from paying dividends to us until December 2013, and, therefore, any dividends to our common stockholders would have to be paid from funds legally available therefor at the holding company level. Other than the net proceeds that we received or will receive, as the case may be, from the 2009 private offering and from any future financing at the holding company level, we do not have, and do not expect to have in the near future, liquidity at the holding company level to pay dividends to our common stockholders. In addition, in the future we and our bank subsidiary may enter into credit agreements or other financing arrangements that prohibit or otherwise restrict our ability to declare or pay cash dividends. Any determination to pay cash dividends in the future will be at the unilateral discretion of our board of directors and will depend on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors.

See “Risk Factors—Our ability to pay dividends is subject to regulatory limitations and our bank subsidiary’s ability to pay dividends to us, which is also subject to regulatory limitations”; “Supervision and Regulation—Dividend Restrictions” and “Material U.S. Federal Tax Considerations—Dividends.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary selected historical financial information as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009, as of and for the years ended December 31, 2010 and December 31, 2011, and as of and for the six months ended June 30, 2012 and for the six months ended June 30, 2011 and the three months ended June 30, 2012 and March 31, 2012. The summary selected historical consolidated financial information set forth below as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009 and as of and for the years ended December 31, 2010 and December 31, 2011 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information set forth below as of and for the six months ended June 30, 2012 and June 30, 2011 and for the three months ended June 30, 2012 and March 31, 2012 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Although we were incorporated on June 16, 2009, we did not have any substantive operations prior to the Hillcrest Bank acquisition on October 22, 2010. Our results of operations for the post-Hillcrest Bank acquisition periods are not comparable to our results of operations for the pre-Hillcrest Bank acquisition periods. Our results of operations for the post-Hillcrest Bank acquisition periods reflect, among other things, the acquisition method of accounting. In addition, we consummated the Bank Midwest acquisition on December 10, 2010, the Bank of Choice acquisition on July 22, 2011 and the Community Banks of Colorado acquisition on October 21, 2011. The Bank Midwest, Bank of Choice and Community Banks of Colorado acquisitions were significant acquisitions and were also accounted for using the acquisition method of accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited selected historical consolidated financial information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto included elsewhere in this prospectus. Such information is not necessarily indicative of our results in any future periods, including the year ending December 31, 2012.

Summary Selected Historical Consolidated Financial Data

	June 30, 2012	March 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009 (1)
Consolidated Balance Sheet Information ($ in thousands):
Cash and cash equivalents	$704,586	$844,311	$1,628,137	$1,907,730	$1,099,288
Investment securities available-for-sale	1,803,843	1,738,929	1,862,699	1,254,595	—
Investment securities held-to-maturity	707,110	760,744	6,801	—	—
Non-marketable equity securities	33,076	29,087	29,117	17,800
Loans receivable (2):
Covered under FDIC loss sharing agreements	767,683	861,636	952,715	703,573	—
Not covered under FDIC loss sharing agreements	1,216,391	1,244,854	1,321,336	865,297	—
Less: Allowance for loan losses	(17,294)	(12,408)	(11,527)	(48)	—

Loans receivable, net	1,966,780	2,094,082	2,262,524	1,568,822	—

FDIC indemnification asset	148,527	187,136	223,402	161,395	—
Other real estate owned	137,712	144,619	120,636	54,078
Premises and equipment, net	116,908	111,901	87,315	37,320
Goodwill and other intangible assets	89,885	91,217	92,553	79,715	—
Other assets	80,648	72,781	38,842	24,066	565

Total assets	5,789,075	6,074,807	6,352,026	5,105,521	1,099,853

Transaction account deposits	2,343,048	2,365,501	2,278,457	1,209,322	—
Time deposits	2,186,501	2,406,648	2,784,596	2,264,017	—
Other liabilities	162,785	211,269	200,244	638,423	2,357

Total liabilities	4,692,334	4,983,418	5,263,297	4,111,762	2,357

Total stockholders’ equity (5)	1,096,741	1,091,389	1,088,729	993,759	1,097,496

Total liabilities and stockholders’ equity	$5,789,075	$6,074,807	$6,352,026	$5,105,521	$1,099,853

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2012	For the Twelve Months Ended December 31, 2011	For the Twelve Months Ended December 31, 2010	For the Period June 16, 2009 through December 31, 2009(1)
Consolidated Income Statement Data:
Interest income	$122,735	$85,653	$59,845	$62,890	$197,159	$21,422	$481
Interest expense	17,564	20,934	7,932	9,632	41,696	5,512	—

Net interest income	105,171	64,719	51,913	53,258	155,463	15,910	481
Provision for loan losses	20,062	12,686	12,226	7,836	20,002	88	—

Net interest income after provision for loan losses	85,109	52,033	39,687	45,422	135,461	15,822	481

Bargain purchase gain	—	—	—	—	60,520	37,778
Non-interest income	20,319	20,093	10,049	10,270	28,966	4,385	—
Non-interest expense	98,274	63,148	45,301	52,973	155,538	48,981	1,847

Income (loss) before income taxes	7,154	8,978	4,435	2,719	69,409	9,004	(1,366)

Provision (benefit) for income before taxes	2,809	3,220	1,733	1,076	27,446	2,953	168

Net income (loss)	$4,345	$5,758	$2,702	$1,643	$41,963	$6,051	$(1,534)

Share Information (3):
Earnings (loss) per share, basic	$0.08	$0.11	$0.05	$0.03	$0.81	$0.11	$(0.07)
Earnings (loss) per share, diluted	$0.08	$0.11	$0.05	$0.03	$0.81	$0.11	$(0.07)
Book value per share	$21.01	$19.75	$21.01	$20.91	$20.87	$19.13	$18.82
Tangible book value per share (4)	$19.29	$18.25	$19.29	$19.16	$19.10	$17.60	$18.82
Weighted average common shares outstanding, basic (5)	52,184,501	51,936,280	52,191,239	52,176,863	51,978,744	53,000,454	21,251,006
Weighted average common shares outstanding, diluted (5)	52,311,348	51,936,280	52,319,170	52,303,771	52,104,021	53,000,454	21,251,006
Common shares outstanding (5)	52,191,239	51,936,280	52,191,239	52,191,239	52,157,697	51,936,280	58,318,304

Other Financial Data:
Adjusted pre-tax pre-provision net revenue (7)	$31,671	$30,569	$18,752	$12,919	$47,035	$1,991	$(1,366)
Adjusted non-interest expense (7)	$93,145	$54,051	$43,210	$49,935	$138,039	$18,293	$1,847

	As of and for the Six Months Ending June 30, 2012	As of and for the Six Months Ended June 30, 2011	As of and for the Three Months Ending June 30, 2012	As of and for the Three Months Ending March 31, 2012	As of and for the Twelve Months Ending December 31, 2011	As of and for the Twelve Months Ending December 31, 2010	As of and for the period June 16, 2009 through December 31, 2009 (1)
Other Information (unaudited):
Financial ratios
Return on average assets (6)	0.14%	0.25%	0.18%	0.11%	0.81%	0.44%	-0.33%
Return on average tangible assets (4)(6)	0.20%	0.31%	0.25%	0.16%	0.88%	0.44%	NM
Adjusted return on average assets (6)(7)	0.24%	0.48%	0.27%	0.20%	0.32%	0.09%	-0.33%
Return on average equity (6)	0.80%	1.15%	0.99%	0.60%	4.01%	0.62%	-0.33%
Return on average tangible common equity (4)(6)	1.30%	1.51%	1.42%	0.99%	4.63%	0.62%	NM
Adjusted return on average equity (6)(7)	1.30%	2.24%	1.45%	1.13%	1.57%	0.13%	-0.33%
Return on risk weighted assets (6)	0.44%	0.84%	0.55%	0.32%	2.21%	0.46%	NM
Pre-tax pre-provision net revenue to risk weighted assets (6)(7)	2.75%	3.15%	3.37%	2.07%	4.70%	0.69%	0.70%
Adjusted pre-tax pre-provision net revenue to risk weighted assets (6)(7)	3.20%	4.45%	3.79%	2.54%	2.47%	0.15%	NM
Interest earning assets to interest-bearing liabilities (end of period) (8)	130.30%	119.48%	130.30%	128.62%	127.91%	129.91%	N/A
Loans to deposits ratio (end of period) (2)	43.80%	39.33%	43.80%	44.14%	44.91%	45.17%	N/A
Non-interest bearing deposits to total deposits (end of period)	14.00%	10.11%	14.00%	13.35%	13.41%	9.39%	N/A
Yield on earning assets (8)	4.62%	4.16%	4.61%	4.62%	4.31%	1.63%	0.23%
Cost of interest bearing liabilities (8)	0.84%	1.32%	0.78%	0.90%	1.15%	1.65%	N/A
Interest rate spread (9)	3.78%	2.84%	3.83%	3.72%	3.17%	-0.02%	NM
Net interest margin (10)	3.96%	3.14%	4.00%	3.91%	3.40%	1.21%	N/A
Non-interest expense to average assets (6)	3.27%	2.74%	3.09%	3.45%	3.01%	3.56%	NM
Adjusted non-interest expense to average assets (6)	3.10%	2.34%	2.95%	3.25%	2.67%	1.33%	NM
Efficiency Ratio (11)	76.19%	72.15%	70.96%	81.28%	61.72%	84.34%	NM
Asset quality ratios (2)(12)(13)							NM
Non-performing loans to total loans	2.51%	2.33%	2.51%	1.76%	2.23%	0.95%	N/A
Covered non-performing loans to total non-performing loans	15.59%	49.61%	15.59%	19.85%	29.19%	97.12%	N/A
Non-performing assets to total assets	3.26%	2.25%	3.26%	3.06%	2.72%	1.35%	N/A
Covered non-performing assets to total non-performing assets	45.41%	84.50%	45.41%	49.41%	53.55%	99.38%	N/A
Allowance for loan losses to total loans	0.87%	0.36%	0.87%	0.59%	0.51%	0.00%	N/A
Allowance for loan losses to total non-covered loans	1.42%	0.64%	1.42%	1.00%	0.87%	0.01%	N/A
Allowance for loan losses to non-performing loans	34.69%	15.61%	34.69%	33.42%	22.71%	0.32%	N/A
Net charge-offs to average loans (6)	1.36%	1.08%	1.45%	1.27%	0.51%	0.01%	N/A
Capital ratios
Total Stockholders' equity to total assets	18.95%	22.32%	18.95%	17.97%	17.14%	19.46%	99.79%
Tangible common equity to tangible assets (4)	17.67%	20.98%	17.67%	16.72%	15.91%	18.19%	99.79%
Tier 1 leverage	17.02%	20.50%	17.02%	15.92%	15.10%	17.88%	N/A
Tier 1 risk-based capital	49.32%	66.70%	49.32%	46.60%	49.92%	69.57%	N/A
Total risk-based capital	50.21%	66.07%	50.21%	47.22%	50.53%	69.57%	N/A

(1)	The Company was incorporated on June 16, 2009, but neither the Company nor the Bank had any substantive operations prior to the first acquisition on October 22, 2010. The period from June 16, 2009 to December 31, 2009 contained 200 days.
(2)	Total loans are net of unearned discounts and deferred fees and costs.

(3)	Per share information is calculated based on the aggregate number of our shares of Class A common stock outstanding, including 250,000 founders’ shares that were issued in 2009 at par value and vested during 2011, and Class B non-voting common stock outstanding.
(4)	Tangible book value per share, return on tangible average assets, return on tangible common average equity, and tangible common equity to tangible assets are non-GAAP financial measures. Tangible book value per share is computed as total stockholders’ equity less goodwill and other intangible assets, net, divided by common shares outstanding at the balance sheet date. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. We believe that the most directly comparable GAAP financial measures are book value per share and total stockholders’ equity to total assets. See the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(5)	On March 11, 2010, we repurchased 6,382,024 shares of our Class A common stock in response to the FDIC’s issued guidance in the FDIC Policy Statement. More information on the FDIC Policy Statement is described under “Supervision and Regulation—FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.”
(6)	Ratio is annualized for interim periods and for the period from June 16, 2009 to December 31, 2009. See note 1 above.
(7)	“Adjusted” calculations exclude stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains and related acquisition expenses. In addition, the adjusted pre-tax pre-provision net revenue calculation excludes income taxes and provision for loan losses. “Adjusted return” refers to adjusted net revenue after tax. Tax adjustments are calculated at a rate equal to the effective tax rate for each period. See the table below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010(1)	For the Year Ended December 31, 2009(1)
Net income (loss)	$4,345	$5,758	$2,702	$1,643	$41,963	$6,051	$(1,534)
Add: impact of income taxes	2,809	3,220	1,733	1,076	27,446	2,953	168
Add: impact of provision	20,062	12,686	12,226	7,836	20,002	88	—

Pre-tax pre-provision net revenue	27,216	21,664	16,661	10,555	89,411	9,092	(1,366)
Less: bargain purchase gain	—	—	—	—	(60,520)	(37,778)	—
Add: impact of stock-based compensation	4,259	8,623	2,076	2,183	12,564	16,612	—
Add: impact of acquisition costs	870	474	15	855	4,935	14,076	—
Less: Gain (loss) on sale of investment securities	(674)	(192)	—	(674)	645	(11)	—

Adjusted pre-tax pre-provision net revenue	$31,671	$30,569	$18,752	$12,919	$47,035	$1,991	$(1,366)

Net income (loss)	$4,345	$5,758	$2,702	$1,643	$41,963	$6,051	$(1,534)
Less: bargain purchase gain, after tax	—	—	—	—	(36,589)	(25,388)	—
Add: impact of stock-based compensation, after tax	2,587	5,213	1,261	1,326	7,596	11,164	—
Add: impact of acquisition costs, after tax	528	287	9	519	2,984	9,460	—
Less: Gain (loss) on sale of investment securities, after tax	(409)	(116)	—	(409)	400	(7)	—

Adjusted net revenue after tax	$7,051	$11,142	$3,972	$3,079	$16,354	$1,280	$(1,534)

Non-interest expense	$98,274	$63,148	$45,301	$52,973	$155,538	$48,981	$1,847
Less: impact of stock-based compensation	(4,259)	(8,623)	(2,076)	(2,183)	(12,564)	(16,612)	—
Less: impact of acquisition costs	(870)	(474)	(15)	(855)	(4,935)	(14,076)	—

Adjusted non-interest expense	$93,145	$54,051	$43,210	$49,935	$138,039	$18,293	$1,847

(8)	Interest-earning assets include assets that earn interest/accretion or dividends, except for the FDIC indemnification asset that earns accretion but is not part of interest earning assets. Interest-earning assets as of December 31, 2010 exclude investment securities that were purchased (and therefore included in investment securities balances) but not settled as of the balance sheet date. Additionally, any market value adjustments on investment securities are excluded from interest-earning assets. Interest-bearing liabilities include liabilities that must be paid interest.
(9)	Interest rate spread represents the difference between the weighted average yield of interest-earning assets and the weighted average cost of interest-bearing liabilities.
(10)	Net interest margin represents net interest income, including accretion income, as a percentage of average interest-earning assets.
(11)	The efficiency ratio represents non-interest expense, less intangible asset amortization, as a percentage of net interest income plus non-interest income.
(12)	Non-performing loans consist of non-accruing loans, loans 90 days or more past due and still accruing interest and restructured loans, but exclude loans accounted for under ASC Topic 310-30 in which the pool is still performing. These ratios may therefore not be comparable to similar ratios of our peers. For additional information on our treatment of loans acquired with deteriorated credit quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”
(13)	Non-performing assets include non-performing loans and OREO.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following management discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes for the three and six months ended June 30, 2012 and 2011, with our audited consolidated financial statements and related notes as of and for the years ended December 31, 2011 and 2010, and for the period from June 16, 2009 (date of inception) through December 31, 2009, and with the other financial and statistical data presented in this prospectus, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that may cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and should be read herewith.

Readers are cautioned that meaningful comparability of current period financial information to prior periods is limited. Prior to the completion of the Hillcrest Bank acquisition on October 22, 2010, we had no banking operations and our activities were limited to corporate organization matters and due diligence. Following our Hillcrest Bank acquisition, we completed three additional acquisitions: Bank Midwest on December 10, 2010, Bank of Choice on July 22, 2011 and Community Banks of Colorado on October 21, 2011. As a result, our operating results are limited to the periods since these acquisitions, and the comparability of periods is compromised due to the timing of these acquisitions. Additionally, the comparability of data related to our acquisitions prior to the respective dates of acquisition is limited because, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, the assets acquired and liabilities assumed were recorded at fair value at their respective dates of acquisition and do not have a significant resemblance to the assets and liabilities of the predecessor banking franchises. The comparability of pre-acquisition data is compromised not only by the fair value accounting applied, but also by the FDIC loss sharing agreements in place that cover a portion of losses incurred on certain assets acquired in the Hillcrest Bank and the Community Banks of Colorado acquisitions. In the Bank Midwest acquisition, only specific, performing loans were chosen for acquisition. Additionally, we acquired the assets of Bank of Choice at a substantial discount from the FDIC. We received a considerable amount of cash during the settlement of these acquisitions, we paid off certain borrowings, and we contributed significant capital to each banking franchise we acquired. All of these actions materially changed the balance sheet composition, liquidity, and capital structure of the acquired banking franchises.

In May 2012, we changed the name of Bank Midwest, N.A. to NBH Bank, N.A. (“NBH Bank” or the “Bank”) and all references to NBH Bank, N.A. should be considered synonymous with references to Bank Midwest, N.A. prior to the name change.

Overview

National Bank Holdings Corporation is a bank holding company that was incorporated in the State of Delaware in June 2009. In October 2009, we raised net proceeds of approximately $974 million through a private offering of our common stock. We completed the initial public offering of our Class A common stock in September 2012. We are executing a strategy to create long-term stockholder value through the acquisition and operation of community banking franchises and other complementary businesses in our targeted markets. We believe these markets exhibit attractive demographic attributes, are home to a substantial number of financial institutions, including troubled financial institutions, and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our emphasis is on creating meaningful market share with strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns.

We believe we have a disciplined approach to acquisitions, both in terms of the selection of targets and the structuring of transactions, which has been exhibited by our four acquisitions to date. As of June 30, 2012, we had approximately $5.8 billion in assets, $4.5 billion in deposits and $1.1 billion in stockholders’ equity. We currently operate a network of 101 full-service banking centers, with the majority of those banking centers located in the greater Kansas City region and Colorado. We believe that our established presence positions us well for growth opportunities in our current and complementary markets.

Our strategic plan is to become a leading regional bank holding company through selective acquisitions of financial institutions, including troubled financial institutions that have stable core franchises and significant local market share, as well as other complementary businesses, while structuring the transactions to limit risk. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. Additionally, our acquisition strategy is to identify markets that are relatively unconsolidated, establish a meaningful presence within those markets, and take advantage of operational efficiencies and enhanced market position. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. Through our acquisitions, we have established a solid core banking franchise with operations in the greater Kansas City region and in Colorado, with a sizable presence for deposit gathering and customer relationship building necessary for growth.

Operating Highlights and Key Challenges

Prior to completion of the Hillcrest Bank acquisition on October 22, 2010, we had no banking operations and our activities were limited to corporate organization matters and acquisition due diligence. Our first full year with banking operations was 2011 and includes the results of operations of Hillcrest Bank and NBH Bank for the entire year, Bank of Choice from July 22, 2011 and Community Banks of Colorado from October 21, 2011. The six months ended June 30, 2012 marked our first two full quarters with the operations of all four of our acquisitions. These operations resulted in the following highlights as of and for the six months ended June 30, 2012:

Attractive risk profile.

•	As of June 30, 2012, 86.3%, or $1.7 billion, of our total loans (by dollar amount) were acquired loans and all of those loans were recorded at their estimated fair value at the time of acquisition.

•	As of June 30, 2012, 38.7%, or $767.7 million, of our total loans (by dollar amount) were covered by loss sharing agreements with the FDIC.

•	As of June 30, 2012, 56.3%, or $77.5 million, of our total other real estate owned (by dollar amount) was covered by loss sharing agreements with the FDIC.

Strong capital position.

•	As of June 30, 2012, our tier 1 leverage ratio was 17.02% and our tier 1 risk-based capital ratio was 49.32%.

•

As of June 30, 2012, we had approximately $350 million of capital available to deploy while maintaining a 10% tier 1 leverage ratio, and we had approximately $475 million of available capital to deploy at an 8% tier 1 leverage ratio.

•	Tangible book value per share increased from $17.60 at December 31, 2010 to $19.10 at December 31, 2011 and to $19.29 at June 30, 2012.

•

The after-tax accretable yield on ASC 310-30 loans plus the after-tax yield on the FDIC Indemnification asset, net, in excess of 4.5%, an approximate yield on new loan originations, and discounted at 5%, adds $0.59 per share to our tangible book value per share as of June 30, 2012.

Foundation for loan growth.

•	As of June 30, 2012, we have over $1.0 billion of loans outstanding that are associated with a “strategic” client relationship.

•	Loans associated with our strategic client relationships had strong credit quality with less than 0.2% 90 days or more past due as of June 30, 2012.

•	For the six months ended June 30, 2012, loan originations totaled $167 million, representing an increase of three times from $50 million in the first six months of 2011.

•

Approximately $251 million of the $290 million decrease in loans during the six months ended June 30, 2012 was from the non-strategic portfolio, with the remaining decrease coming from our Colorado market as we integrate and build out our lending functions in that market.

Client deposit funded balance sheet.

•	As of June 30, 2012, total deposits made up 96.5% of our total liabilities.

•	Transaction accounts increased from 45.0% of total deposits at December 31, 2011 to 51.7% as of June 30, 2012.

•	As of June 30, 2012, we did not have any brokered deposits.

Attractive risk-adjusted returns and revenue streams.

•	For the six months ended June 30, 2012, our pre-tax pre-provision net revenue was 2.75% of total risk weighted assets (for reconciliation, see “—About Non-GAAP Financial Measures”).

•	Our average annual yield on our loan portfolio was 8.49% during the six months ended June 30, 2012.

•

Cost of deposits declined 15 basis points during the six months ended June 30, 2012 and has decreased 43 basis points from June 30, 2011 to June 30, 2012 due to the continued emphasis on our consumer banking strategy on lower cost transaction accounts.

•	Non-interest expense to average assets of 3.27% for the six months ended June 30, 2012.

Integrated operating platform.

•	We have successfully integrated all of our acquired banks onto a single operating platform across our franchise.

During 2011 and early 2012, we completed the deployment of much of the cash received in our acquisitions into our investment securities portfolio. We also actively worked to resolve the troubled loans and OREO that we acquired through our acquisition of three failed banks. Accordingly, we expect that continued steady resolution of troubled assets, coupled with loan payoffs, will offset loan originations in the near-term. As a result, we expect that our investment securities portfolio will continue to be one of the largest components of our balance sheet.

We have worked to actively grow our banking franchise and implement consistent lending policies and a technology infrastructure designed to support our acquisition strategy, provide for future growth and achieve operational efficiencies. This included the implementation of a scalable data processing and operating platform and hiring key personnel to execute our relationship banking strategy. In May and July 2012, we completed the integration of Community Banks of Colorado and Bank of Choice, respectively, onto our operating platform and we now have all of our operations on a single operating platform. We expect that the integration of these operations will provide additional efficiencies and enable us to support growth.

Key Challenges

There are a number of significant challenges confronting us and our industry. Economic conditions remain guarded and increasing bank regulation is adding costs and uncertainty to all U.S. banks. We face a variety of challenges in implementing our business strategy, including being a new entity, hiring talented people, the challenges of acquiring distressed franchises and rebuilding them, deploying our remaining capital on quality targets, low interest rates and low demand from high quality borrowers.

Broad economic conditions, including those in our core markets, remain strained and both commercial and residential real estate values remain under pressure, which may lead to continued deterioration in credit quality and further elevated levels of non-performing assets, ultimately having a negative impact on the quality of our loan portfolio. Excluding the new loan balances contributed by our two 2011 acquisitions, loan balances declined during the first six months of 2012 and during 2011 due to the repayment and resolution of existing loans that have been outpacing organic loan growth resulting from curtailed real estate activities and constrained economic activity. Additionally, the historically low interest rate environment limits the yields we are able to obtain on interest earning assets, including both new assets acquired as we grow and assets that replace existing, higher yielding assets as they are paid down or mature. For example, our acquired loans generally have produced higher yields than our originated loans due to the recognition of accretion of fair value adjustments and accretable yield. As a result, we expect the yields on our loans to decline as our acquired loan portfolio pays down or matures and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans.

Increased regulation, such as the passage of the Dodd-Frank Act or potential higher required capital ratios, could reduce our competitiveness as compared to other banks or lead to industry-wide decreases in profitability. While certain external factors are out of our control and may provide obstacles during the implementation of our business strategy, we believe we are prepared to deal with these challenges. We remain flexible, yet methodical, in our strategic decision making so that we can quickly respond to market changes and the inherent challenges and opportunities that accompany such changes.

Performance Overview

As a financial institution, we routinely evaluate and review our consolidated statements of financial condition and results of operations. We evaluate the levels, trends and mix of the statements of financial condition and statements of operations line items and compare those levels to our budgeted expectations, our peers, industry averages and trends. Due to our short operating history, comparisons to our prior historical performance are limited, but are used to the extent practical.

Within our statements of financial condition, we specifically evaluate and manage the following:

Loan balances—We monitor our loan portfolio to evaluate loan originations, payoffs, and profitability. We forecast loan originations and payoffs within the overall loan portfolio, and we work to resolve problem loans and OREO in an expeditious manner. We track the runoff of our covered assets as well as the loan relationships that we have identified as “non-strategic” and put particular emphasis on the buildup of “strategic” relationships.

Asset quality—We monitor the asset quality of our loans and OREO through a variety of metrics, and we work to resolve problem assets in an efficient manner. Specifically, we monitor the resolution of problem loans through payoffs, pay downs and foreclosure activity. We marked all of our acquired assets to fair value at the date of their respective acquisitions, taking into account our estimation of credit quality. Additionally, the majority of the loans and all of the OREO acquired in the Hillcrest Bank acquisition are covered by loss sharing agreements with the FDIC, and, as of the date of acquisition, approximately 61.8% of loans and 83.5% of OREO acquired in the Community Banks of Colorado acquisition were covered by a loss sharing agreement. As of June 30, 2012, 38.7% of our total loans and 56.3% of our OREO was covered by loss sharing agreements with the FDIC.

Many of the loans that we acquired in the Hillcrest Bank, Bank of Choice and Community Banks of Colorado acquisitions had deteriorated credit quality at the respective dates of acquisition. These loans have historically been and currently are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. As of June 30, 2012 and December 31, 2011, 53.4% and 57.5% of our loans were accounted for under this guidance, which is described more fully below under “—Application of Critical Accounting Policies” and in Note 2 in our audited consolidated financial statements. Loans accounted for under ASC Topic 310-30 may be considered performing upon and subsequent to acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value of such loans is expected.

Our evaluation of traditional credit quality metrics and the allowance for loan losses (“ALL”) levels, especially when compared to industry averages or to other financial institutions, takes into account that any credit quality deterioration that existed at the date of acquisition was considered in the original valuation of those assets on our balance sheet. Additionally, many of these assets are covered by the loss sharing agreements and at June 30, 2012 53.4% of our loans were accounted for under ASC Topic 310-30. All of these factors limit the comparability of our credit quality and ALL levels to peers or other financial institutions.

Deposit balances—We monitor our deposit levels by type, market and rate. Our loans are funded primarily through our deposit base, and we seek to optimize our deposit mix in order to provide reliable, low-cost funding sources.

Liquidity—We monitor liquidity based on policy limits and through projections of sources and uses of cash. In order to test the adequacy of our liquidity, we routinely perform various liquidity stress test scenarios that incorporate wholesale funding maturities, if any, certain deposit run-off rates and committed line of credit draws. We manage our liquidity primarily through our balance sheet mix, including our cash and our investment security portfolio, and the interest rates that we offer on our loan and deposit products, coupled with contingency funding plans as necessary.

Capital—We monitor our capital levels, including evaluating the effects of potential acquisitions, to ensure continued compliance with regulatory requirements and with the OCC Operating Agreement and FDIC Order that we entered into with our regulators in connection with our Bank Midwest acquisition, which is described under “Supervision and Regulation”. We review our tier 1 leverage capital ratios, our tier 1 risk-based capital ratios and our total risk-based capital ratios on a quarterly basis.

Within our consolidated results of operations, we specifically evaluate the following:

Net interest income—Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. We generate interest income through interest and dividends on investment securities, interest-bearing bank deposits and loans. Our acquired loans have generally produced higher yields than our originated loans due to the recognition of accretion of fair value adjustments and accretable yield, as is more fully described under “—Application of Critical Accounting Policies.” As a result, we expect downward pressure on our interest income to the extent that the runoff of our acquired loan portfolio is not replaced with comparable high-yielding loans. We incur interest expense on our interest-bearing deposits and repurchase agreements and would also incur interest expense on any future borrowings, including any debt assumed in acquisitions. We strive to maximize our interest income by acquiring and originating high-yielding loans and investing excess cash in investment securities. Furthermore, we seek to minimize our interest expense through low-cost funding sources, thereby maximizing our net interest income.

Provision for loan losses—The provision for loan losses includes the amount of expense that is required to maintain the ALL at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date. Additionally, we incur a provision for loan losses on loans accounted for under ASC Topic 310-30 as a result of a decrease in the net present value of the expected future cash flows during the periodic remeasurement of the cash flows associated with these pools of loans. The determination of the amount of the provision for loan losses and the related ALL is complex and involves a high degree of judgment and subjectivity to maintain a level of ALL that is considered by management to be appropriate under GAAP.

Non-interest income—Non-interest income consists primarily of service charges, bank card fees, gains on sales of investment securities, and other non-interest income. Also included in non-interest income is FDIC loss sharing income (expense), which consists of accretion of our FDIC indemnification asset and reimbursement of costs related to the resolution of covered assets, and amortization of our clawback liability. For additional information on our clawback liability, see “—Application of Critical Accounting Policies—Acquisition Accounting Application and the Valuation of Assets Acquired and Liabilities Assumed” and Note 2 in our audited consolidated financial statements. Due to fluctuations in the accretion rates on the FDIC indemnification asset and the amortization of clawback liability and due to varying levels of expenses related to the resolution of covered assets, the FDIC loss sharing income (expense) is not consistent on a period-to-period basis and, absent additional acquisitions with FDIC loss sharing agreements, is expected to decline over time as covered assets are resolved.

Non-interest expense—The primary components of our non-interest expense are salaries and employee benefits, occupancy and equipment, professional fees and data processing and telecommunications. Any expenses related to the resolution of covered assets are also included in non-interest expense. These expenses are dependent on individual resolution circumstances and, as a result, are not consistent from period to period. We seek to manage our non-interest expense in order to maximize efficiencies.

Net income—We utilize traditional industry return ratios such as return on average assets, return on average equity and return on risk-weighted assets to measure and assess our returns in relation to our balance sheet profile.

In evaluating the financial statement line items described above, we evaluate and manage our performance based on key earnings indicators, balance sheet ratios, asset quality metrics and regulatory capital ratios, among others. The table below presents some of the primary performance indicators that we use to analyze our business on a regular basis for periods indicated:

Key Ratios (1)	As of and for the six months ended June 30, 2012	As of and for the three months ended June 30, 2012	As of and for the three months ended March 31, 2012	As of and for the twelve months ended December 31, 2011
Return on average assets	0.14%	0.18%	0.11%	0.81%
Return on average tangible assets	0.20%	0.25%	0.16%	0.88%
Adjusted return on average assets (3)	0.24%	0.27%	0.20%	0.32%
Return on average equity	0.80%	0.99%	0.60%	4.01%
Return on average tangible common equity	1.30%	1.42%	0.99%	4.63%
Adjusted return on average equity (3)	1.30%	1.45%	1.13%	1.57%
Return on risk weighted assets	0.44%	0.55%	0.32%	2.21%
Pre-provision pre-tax net revenue to risk weighted assets (2)	2.75%	3.37%	2.07%	4.70%
Adjusted pre-provision pre-tax net revenue to risk weighted assets (2)(3)	3.20%	3.79%	2.54%	2.47%
Interest-earning assets to interest-bearing liabilities (end of period) (4)	130.30%	130.30%	128.62%	127.91%
Loans to deposits ratio (end of period)	43.80%	43.80%	44.14%	44.91%
Non-interest bearing deposits to total deposits (end of period)	14.00%	14.00%	13.35%	13.41%
Yield on earning assets (4)	4.62%	4.61%	4.62%	4.31%
Cost of interest bearing liabilities (4)	0.84%	0.78%	0.90%	1.15%
Interest rate spread (5)	3.78%	3.83%	3.72%	3.17%
Net interest margin (6)	3.96%	4.00%	3.91%	3.40%
Non-interest expense to average assets	3.27%	3.09%	3.45%	3.01%
Adjusted non-interest expense to average assets (3)	3.10%	2.95%	3.25%	2.67%
Efficiency ratio (7)	76.19%	70.96%	81.28%	61.72%

Asset Quality Data (8)(9)(10)	As of and for the Six Months Ended June 30, 2012	As of and for the Three Months Ended June 30, 2012	As of and for the Three Months Ended March 31, 2012	As of and for the Twelve Months Ended December 31, 2011
Non-performing loans to total loans	2.51%	2.51%	1.76%	2.23%
Covered non-performing loans to total non-performing loans	15.59%	15.59%	19.85%	29.19%
Non-performing assets to total assets	3.26%	3.26%	3.06%	2.72%
Covered non-performing assets to total non-performing assets	45.41%	45.41%	49.41%	53.55%
Allowance for loan losses to total loans	0.87%	0.87%	0.59%	0.51%
Allowance for loan losses to total non-covered loans	1.42%	1.42%	1.00%	0.87%
Allowance for loan losses to non-performing loans	34.69%	34.69%	33.42%	22.71%
Net charge-offs to average loans	1.36%	1.45%	1.27%	0.51%

Consolidated Capital Ratios
Total stockholders’ equity to total assets	18.95%	18.95%	17.97%	17.14%
Tangible common equity to tangible assets (11)	17.67%	17.67%	16.72%	15.91%
Tier 1 leverage	17.02%	17.02%	15.92%	15.10%
Tier 1 risk-based capital	49.32%	49.32%	46.60%	49.92%
Total risk-based capital	50.21%	50.21%	47.22%	50.53%

(1)	Ratios are annualized
(2)	Ratio represents a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.” We believe that the most comparable GAAP financial measure to the ratio of pre-tax pre-provision net revenue to risk weighted assets is the ratio of net income to risk weighted assets.
(3)	“Adjusted” calculations exclude stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains and related acquisition expenses. In addition, the adjusted pre-tax pre-provision net revenue calculation excludes income taxes and provision for loan losses. Tax adjustments are calculated at a rate equal to the effective tax rate for each period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(4)	Interest-earning assets include assets that earn interest/accretion or dividends, except for the FDIC indemnification asset that earns accretion but is not part of interest earning assets. Any market value adjustments on investment securities are excluded from interest-earning assets. Interest-bearing liabilities include liabilities that must be paid interest.
(5)	Interest rate spread represents the difference between the weighted average yield on interest earning assets and the weighted average cost of interest-bearing liabilities.
(6)	Net interest margin represents net interest income, including accretion income, as a percentage of average interest-earning assets.
(7)	The efficiency ratio represents non-interest expense, less intangible asset amortization, as a percentage of net interest income plus non-interest income.
(8)	Non-performing loans consist of non-accruing loans, loans 90 days or more past due and still accruing interest and restructured loans, but exclude any loans accounted for under ASC 310-30 in which the pool is still performing. These ratios may therefore not be comparable to similar ratios of our peers. For additional information on our treatment of loans acquired with deteriorated credit quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition.”
(9)	Non-performing assets include non-performing loans, OREO and other repossessed assets.
(10)	Total loans are net of unearned discounts and deferred fees and costs.
(11)

Tangible common equity to tangible assets is a non-GAAP financial measure. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. We believe that the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”

About Non-GAAP Financial Measures

Certain of the financial measures and ratios we present in this prospectus, including “tangible common equity,” “tangible book value,” “tangible book value per share,” and “pre-provision pre-tax net revenue to risk weighted assets” are supplemental measures that are not required by, or are not presented in accordance with, accounting principles generally accepted in the United States, or “non-GAAP financial measures.” We consider the use of select non-GAAP financial measures and ratios to be useful for financial and operational decision making and useful in evaluating period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenditures or assets that we believe are not indicative of our primary business operating results. We believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, analyzing and comparing past, present and future periods.

We believe that these measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however we acknowledge that our non-GAAP financial measures have a number of limitations relative to GAAP financial measures. First, certain non-GAAP financial measures exclude provisions for loan losses and income taxes, and both of these expenses significantly impact our financial statements. Additionally, the items that we exclude in our adjustments are not necessarily consistent with the items that our peers may exclude from their results of operations and key financial measures and therefore may limit the comparability of similarly named financial measures and ratios. We compensate for these limitations by providing the equivalent GAAP measures whenever we present the non-GAAP financial measures and by including the following reconciliation of the impact of the components adjusted for in the non-GAAP financial measure so that both measures and the individual components may be considered when analyzing our performance.

Below is a reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures:

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Net income to risk weighted assets	0.44%	0.84%	0.55%	0.32%	2.21%	0.46%	NM
Add: impact of income taxes	0.28%	0.47%	0.35%	0.21%	1.44%	0.22%	NM
Add: impact of provision	2.03%	1.85%	2.47%	1.54%	1.05%	0.01%	NM

Pre-tax, pre-provision net revenue to risk-weighted assets	2.75%	3.15%	3.37%	2.07%	4.70%	0.69%	NM
Less: bargain purchase gain	0.00%	0.00%	0.00%	0.00%	-3.18%	-2.85%	NM
Add: impact of stock-based compensation	0.43%	1.25%	0.42%	0.43%	0.66%	1.25%	NM
Add: impact of acquisition costs	0.09%	0.07%	0.00%	0.17%	0.26%	1.06%	NM
Less: Gain (loss) on sale of investment securities	-0.07%	-0.03%	0.00%	-0.13%	0.03%	0.00%	NM

Adjusted pre-tax, pre-provision net revenue to risk-weighted assets	3.20%	4.45%	3.79%	2.54%	2.47%	0.15%	NM

Return on average assets	0.14%	0.25%	0.18%	0.11%	0.81%	0.44%	-0.33%
Less: bargain purchase gain, after tax	0.00%	0.00%	0.00%	0.00%	-0.71%	-1.84%	0.00%
Add: impact of stock-based compensation, after tax	0.09%	0.23%	0.09%	0.09%	0.15%	0.81%	0.00%
Add: impact of acquisition costs, after tax	0.02%	0.01%	0.00%	0.03%	0.06%	0.69%	0.00%
Less: Gain (loss) on sale of investment securities, after tax	-0.01%	-0.01%	0.00%	-0.03%	0.01%	0.00%	0.00%

Adjusted return on average assets	0.24%	0.48%	0.27%	0.20%	0.32%	0.09%	-0.33%

Return on average equity	0.80%	1.15%	0.99%	0.60%	4.01%	0.62%	-0.33%
Less: bargain purchase gain, after tax	0.00%	0.00%	0.00%	0.00%	-3.50%	-2.60%	0.00%
Add: impact of stock-based compensation, after tax	0.48%	1.05%	0.46%	0.49%	0.73%	1.14%	0.00%
Add: impact of acquisition costs, after tax	0.10%	0.06%	0.00%	0.19%	0.29%	0.97%	0.00%
Less: Gain (loss) on sale of investment securities, after tax	-0.08%	-0.02%	0.00%	-0.15%	0.04%	0.00%	0.00%

Adjusted return on average equity	1.30%	2.24%	1.45%	1.13%	1.57%	0.13%	-0.33%

Non-interest expense to average assets	3.27%	2.74%	3.09%	3.45%	3.01%	3.56%	NM
Less: impact of stock-based compensation	-0.14%	-0.37%	-0.14%	-0.13%	-0.24%	-1.21%	NM
Less: impact of acquisition costs	-0.03%	-0.02%	0.00%	-0.06%	-0.10%	-1.02%	NM

Adjusted non-interest expense to average assets	3.10%	2.34%	2.95%	3.25%	2.67%	1.33%	NM

	June 30, 2012	March 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Book value calculations: (in thousands, except share and per share data)
Total stockholders’ equity	$1,096,741	1,091,389	$1,088,729	$993,759	$1,097,496
Less: Goodwill and intangible assets	89,885	91,217	92,553	79,715	—

Tangible book value	$1,006,856	$1,000,172	$996,176	$914,044	$1,097,496
Common shares issued and outstanding	52,191,239	52,191,239	52,157,697	51,936,280	58,318,304
Tangible book value per share	$19.29	$19.16	$19.10	$17.60	$18.82

(1)	Tax adjustments are calculated at a rate equal to the effective tax rate incurred by the Company during each period.

Application of Critical Accounting Policies

We use accounting principles and methods that conform to GAAP and general banking practices. We are required to apply significant judgment and make material estimates in the preparation of our financial statements and with regard to various accounting, reporting and disclosure matters. Assumptions and estimates are required to apply these principles where actual measurement is not possible or practical. The most significant of these estimates relate to the fair value determination of assets acquired and liabilities assumed in business combinations and the application of acquisition accounting, the accounting for acquired loans and the related FDIC indemnification asset, the determination of the ALL, and the valuation of stock-based compensation. These critical accounting policies and estimates are summarized below, and are further analyzed with other significant accounting policies in Note 2 to the “Summary of Significant Accounting Policies” in the notes to the audited consolidated financial statements for the year ended December 31, 2011.

Implications of and Elections Under the JOBS Act

Pursuant to the JOBS Act, an emerging growth company can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the SEC. We have elected to opt out of such extended transition period, which election is irrevocable.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Acquisition Accounting Application and the Valuation of Assets Acquired and Liabilities Assumed

We account for business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations. Assets acquired and liabilities assumed are measured and recorded at fair value at the date of acquisition, including any identifiable intangible assets. The initial fair values are determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements and Disclosures. If the fair value of net assets acquired exceeds the fair value of consideration paid, a bargain purchase gain is recognized at the date of acquisition. Conversely, if the consideration paid exceeds the fair value of the net assets acquired, goodwill is recognized at the acquisition date. The determination of fair value requires the use of estimates and significant judgment is required. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Any change in the acquisition date fair value of assets acquired and liabilities assumed may materially affect our financial position, results of operations and liquidity.

The determination of the fair value of loans acquired takes into account credit quality deterioration and probability of loss; therefore, the related ALL is not carried forward. We segregate total loans into two separate categories: (a) loans receivable—covered and (b) loans receivable—non-covered, both of which are more fully described below. We further segregate loans based on the accounting treatment into (a) loans accounted for under ASC Topic 310-30 and (b) loans excluded from ASC Topic 310-30, which also includes our originated loans.

OREO is recorded at fair value, less estimated selling costs. The fair value of OREO property is generally estimated using both market and income approach valuation techniques incorporating observable market data to formulate an opinion of the estimated fair value. When current appraisals are not available, judgment is used based on managements’ experience for similar properties.

Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity). Deposit liabilities and the related depositor relationship intangible assets, known as the core deposit intangible assets, may be exchanged in observable exchange transactions. As a result, the core deposit intangible asset is considered identifiable, because the separability criterion has been met. The fair value of core deposit intangible assets is determined based on a discounted cash flow methodology that considers primary asset attributes such as expected customer runoff rates, cost of the deposit base, and reserve requirements.

An FDIC indemnification asset is recognized when the FDIC contractually indemnifies, in whole or in part, us for a particular uncertainty. The recognition and measurement of an indemnification asset is based on the related indemnified items. We recognize an indemnification asset at the same time that the indemnified item is recognized and we measure it on the same basis as the indemnified items, subject to collectibility or contractual limitations on the indemnified amounts.

Under FDIC loss sharing agreements, we may be required to return a portion of cash received from the FDIC at acquisition in the event that losses do not reach a specified threshold, based on the initial discount less cumulative servicing amounts for the covered assets acquired. Such liabilities are referred to as clawback liabilities and are considered to be contingent consideration as they require the return of a portion of the initial consideration in the event that certain contingencies are met. We recognize clawback liabilities that represent contingent consideration at fair value at the date of acquisition. The clawback liabilities are included in due to FDIC in the accompanying consolidated statements of financial condition, and are periodically re-measured. Any changes in value are reflected in both the carrying amount of the clawback liability and the related accretion that is recognized through FDIC loss sharing income in the consolidated statements of operations until the contingency is resolved.

Accounting for Acquired Loans and the Related FDIC Indemnification Asset

The loan portfolio is segregated into covered loans, which consist of loans acquired in the Hillcrest Bank and Community Banks of Colorado transactions that are covered by FDIC loss sharing agreements, and non-covered loans, which consist of originated and acquired loans that are not covered by loss sharing agreements. The loan portfolio is segregated into these two categories due to their significantly different risk characteristics and due to the financial statement implications, which are summarized below. We further segregate our loan portfolio into loans that are accounted for under ASC Topic 310-30, and those that are excluded from this accounting guidance.

The estimated fair values of acquired loans are based on a discounted cash flow methodology that considers various factors, including the type of loan or pool of loans with similar characteristics, and related collateral, classification status, fixed or variable interest rate, maturity and any prepayment terms of loan, whether or not the loan is amortizing, and a discount rate reflecting our assessment of risk inherent in the cash flow estimates. The determination of the fair value of acquired loans, including covered loans, takes into account credit quality deterioration and probability of loss, and as a result, the related allowance for loan losses is not carried forward.

A significant portion of the loans acquired in the Hillcrest Bank, Bank of Choice, and Community Banks of Colorado acquisitions had deteriorated credit quality at the date of acquisition and management accounted for all acquired loans under ASC Topic 310-30 (with the exception of loans with revolving privileges which were outside the scope of ASC Topic 310-30). These loans are grouped based on purpose and/or type of loan, geography and risk rating, and take into account the sources of repayment and collateral, and each such grouping is treated as a pool. Each pool is accounted for as a single loan for which the integrity is maintained throughout the life of the asset. When a pool exhibits evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all principal and interest payments in accordance with the terms of the loan agreement, the expected shortfall in the expected future cash flows compared to the contractual amount due is recognized as a non-accretable difference. Any excess of the expected future cash flows over the acquisition date fair value is known as the accretable discount, or accretable yield, and through accretion, is recognized as interest income over the remaining life of each pool. Loans that meet the criteria for non-accrual of interest at the time of acquisition may be considered performing upon and subsequent to acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value of such loans is expected.

The expected future cash flows of such pools are periodically re-estimated utilizing the same cash flow methodology used at the time of acquisition and subsequent decreases to the expected future cash flows will generally result in a provision for loan losses charge to our consolidated statements of operations. Conversely, subsequent increases in the expected future cash flows result in a transfer from the non-accretable difference to the accretable yield, which is then accreted as a yield adjustment over the remaining life of the pool. These cash flow estimations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

Loans outside the scope of ASC Topic 310-30 are accounted for under ASC Topic 310, Receivables. Discounts created when the loans are recorded at their estimated fair values at acquisition are accreted over the remaining life of the loan as an adjustment to the related loan’s yield. Similar to originated loans, the accrual of interest income on acquired loans that do not have deteriorated credit quality at the time of acquisition is discontinued when the collection of principal or interest, in whole or in part, is doubtful. Interest is not accrued on loans 90 days or more past due unless they are well secured and in the process of collection.

The fair value of covered loans and covered OREO does not include the estimated fair value of the expected reimbursement of cash flows from the FDIC for the losses on the covered loans and OREO, as those cash flows are measured and recorded separately in the FDIC indemnification asset, which represents the estimated fair value of anticipated reimbursements from the FDIC for expected losses on covered assets, subject to the loss thresholds and any contractual limitations in the loss sharing agreements. Fair value is estimated using the net present value of projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC and the discount is accreted to income in connection with the expected speed of reimbursements. This accretion is included in FDIC loss sharing income in the consolidated statements of operations. The expected indemnification asset cash flows are re-estimated in conjunction with the periodic reestimation of cash flows on covered loans and covered OREO. Improvements in cash flow expectations on covered loans and covered OREO generally result in a related decline in the expected indemnification cash flows and are reflected prospectively as a yield adjustment on the indemnification asset. Declines in cash flow expectations on covered loans and covered OREO generally result in an increase in the net present value of the expected indemnification cash flows and are reflected as both FDIC loss sharing income and an increase to the indemnification asset in the current period. As indemnified assets are resolved, the indemnification asset is reduced by the amount owed by the FDIC and a corresponding claim receivable is recorded in other assets in the consolidated statements of financial condition until cash is received from the FDIC.

Allowance for Loan Losses

The determination of the ALL, which represents management’s estimate of probable losses inherent in the our loan portfolio at the balance sheet date, including acquired and covered loans to the extent necessary, involves a high degree of judgment and complexity. The determination of the ALL takes into consideration, among other matters, the estimated fair value of the underlying collateral, economic conditions, particularly as such conditions relate to the market areas in which we operate, historical net loan losses and other factors that warrant recognition. Any change in these factors, or the rise of any other factors that we, or our regulators, may deem necessary to consider when estimating the ALL, may materially affect the ALL and provisions for loan losses. For further discussion of the ALL, see “—Financial Condition—Asset Quality” and “—Financial Condition—Allowance for Loan Losses” and Note 2 to our audited consolidated financial statements.

Stock-based Compensation

We utilize a Black-Scholes option pricing model to measure the expense associated with stock option awards and a Monte Carlo simulation model to measure the expense associated with market-vesting portions of restricted shares. These models require inputs of highly subjective assumptions with regard to expected stock price volatility, forfeiture and dividend rates and option life. These subjective input assumptions materially affect the fair value estimates and the associated stock-based compensation expense.

One of the key inputs to the Black-Scholes option pricing model is expected volatility. As a private entity, volatility was estimated using the calculated value method, whereby the expected volatility was calculated based on 16 comparable companies that were publicly traded. Upon becoming a public entity, the Company will be subject to a change in accounting policy under the provisions of ASC Topic 718 Compensation-Stock Compensation, whereby expected volatility of grants, modifications, repurchases or cancellations that occur subsequent to the Company becoming a public entity will be calculated based on the Company’s own stock price volatility. Grants of stock-based awards that existed prior to the Company becoming a public entity will not be re-measured under the public-company provisions unless those grants are subsequently modified, repurchased, or cancelled. This change in accounting policy may have a material effect on the valuation of future grants of stock-based compensation. See Note 17 to our audited consolidated financial statements for more information on stock-based compensation.

Additionally, as of June 30, 2012, we had 1,214,000 stock options and 295,000 restricted shares that were granted starting in the fourth quarter of 2011 and that remain outstanding as of June 30, 2012, that have multiple vesting conditions, one of which is that the Company’s shares are listed on a national exchange. In accordance with ASC Topic 718, the Company will start recognizing compensation expense on the grants that have vesting requirements tied to the Company’s shares becoming listed on a national exchange subsequent to that vesting requirement being met, with an expense recognition catch-up for the portion of the expense that has been delayed until that vesting criteria is met. As a result, no expense has been recorded on these particular grants thus far. As of June 30, 2012, there was $3.5 million of unrecognized stock-based compensation expense related to these grants that will be recognized upon the Company’s shares becoming listed on a national exchange.

Acquisition Activity

An integral component of our growth strategy has been to capitalize on market opportunities and acquire banking franchises. We considered numerous factors and evaluated various geographic areas when we were assessing potential acquisition targets. Our primary focus was on markets that we believe are characterized by some or all of the following: (i) attractive demographics with household income and population growth above the national average; (ii) concentration of business activity; (iii) high quality deposit bases; (iv) an advantageous competitive landscape that provides opportunity to achieve meaningful market presence; (v) a substantial number of financial institutions, including troubled financial institutions; (vi) lack of consolidation in the banking sector and corresponding opportunities for add-on transactions; and (vii) markets sizeable enough to support our long-term growth objectives. We structured our business strategy around these criteria because we believed they would provide the best long-term opportunities for growth.

With these criteria in mind, and consistent with our growth strategy, we completed two acquisitions during the fourth quarter of 2010 that established a foundation to build upon in the future. Through the acquisitions of Bank Midwest and Hillcrest Bank, we have formed the sixth largest depository institution in the Kansas City MSA with a 5.2% deposit market share as of June 30, 2011 (the most recent data available), according to SNL Financial. Through our acquisition of Hillcrest Bank from the FDIC in October 2010, we acquired and now operate 8 full-service banking centers, along with 32 retirement center locations, which are predominantly in the greater Kansas City region, but also include six retirement centers in Colorado and two full-service banking centers and six retirement centers in Texas. We acquired approximately $1.4 billion in assets and approximately $1.2 billion in non-brokered deposits with a loss sharing agreement that covers losses incurred on commercial loans, single family residential loans and OREO, and the FDIC made a cash contribution of approximately $183 million to us as part of the transaction. Through our Bank Midwest transaction in December 2010, we acquired approximately $2.4 billion in assets and approximately $2.4 billion in non-brokered deposits, and 39 full-service banking centers throughout Missouri and eastern Kansas.

In July 2011, we expanded our footprint with the acquisition of Greeley, Colorado-based Bank of Choice. The acquisition of Bank of Choice added 16 full-service banking centers in Colorado, which includes banking centers along the fast-growing Front Range of the Rocky Mountains. We acquired $949.5 million in assets and assumed $760.2 million of non-brokered deposits from Bank of Choice at a $171.6 million asset discount in a no loss sharing structure from the FDIC. We believe this acquisition provided a significant presence in an attractive market with several potential add-on opportunities.

In October 2011, we broadened our Colorado presence with the acquisition of the Community Banks of Colorado from the FDIC. Through this acquisition, we added 36 full-service banking centers in Colorado and four full-service banking centers in California, along with selected assets and selected liabilities of the former Community Banks of Colorado. We acquired approximately $1.2 billion in assets and approximately $1.2 billion in deposits from the Community Banks of Colorado at a discount of approximately $113.5 million, which includes a $15.5 million discount on two specific loan pools, and with a commercial loss sharing agreement that covers losses incurred on certain loans and OREO, the majority of which are commercial in nature.

This acquisition, along with our Bank of Choice acquisition and our existing Colorado locations, now provides us with 50 full service banking centers and 6 retirement centers in that state, ranking as the sixth largest depository institution in Colorado with a 2.2% deposit market share as of June 30, 2011 (the most recent date available) according to SNL Financial.

All of our acquisitions were accounted for under the acquisition method of accounting, and accordingly, all assets acquired and liabilities assumed were recorded at their respective acquisition date fair values. We recognized pre-tax gains on bargain purchases of $37.8 million and $60.5 million in our acquisitions of Hillcrest Bank and Bank of Choice, respectively. The gains represent the amount by which the acquisition-date fair value of the identifiable net assets acquired exceeded the fair value of the consideration paid. In our Bank Midwest transaction, the consideration paid exceeded the fair value of all net assets acquired and, as a result, we recognized $52.4 million of goodwill at the date of acquisition. With respect to our Community Banks of Colorado acquisition, we recognized $7.2 million of goodwill. Major categories of assets acquired and liabilities assumed at their recorded fair value as of their respective acquisition dates, as well as any applicable gain recorded on each transaction, are presented in the following table (in thousands):

	Community Banks of Colorado*	Bank of Choice**	Bank Midwest	Hillcrest Bank
Assets Acquired:
Cash and cash equivalents	$250,160	$402,005	$1,369,737	$134,001
Investment securities, available-for-sale	11,361	134,369	55,360	235,255
Non-marketable securities	2,753	9,840	400	4,042
Loans	754,883	361,247	882,615	781,342
FDIC indemnification asset	150,987	—	—	159,706
Goodwill	7,188	—	52,442	—
Core deposit intangible assets	4,810	5,190	21,650	5,760
Other real estate owned	29,749	34,335	—	51,977
Premises and equipment	212	21	36,224	157
Accrued interest receivable	4,007	1,989	4,458	3,816
Other assets	12,174	507	3,520	689

Total assets	$1,228,284	$949,503	$2,426,406	$1,376,745

Liabilities assumed:
Deposits	$1,194,987	$760,227	$2,385,897	$1,234,013
Federal Home Loan Bank advances	16,381	117,148	—	83,894
Due to FDIC	15,977	2,526	—	12,200
Accrued interest payable	553	751	11,089	7,279
Other liabilities	386	8,331	29,420	1,581

Total liabilities	$1,228,284	$888,983	$2,426,406	$1,338,967

Gain on bargain purchase (before tax)	$—	$60,520	$—	$37,778

*	The fair value of loans and OREO acquired in the Community Banks of Colorado acquisition decreased $7.1 and $1.6 million, respectively, during the measurement period from the original estimates. The change resulted in an increase to the indemnification asset of $5.5 million, an increase in goodwill of $2.7 million and a decrease to the clawback liability of $0.5 million. These adjustments are reflected in the above table.

**	The fair value of loans acquired in the Bank of Choice acquisition decreased by $2.7 million during the measurement period from the original estimates. The change resulted in a decrease to the gain on bargain purchase of an identical amount. Both adjustments are reflected in the above table.

In accordance with the application of the acquisition method of accounting, the fair value discounts on loans are being accreted over the lives of the loans as an adjustment to yield, with the exception of any non-accretable difference, as is described in our application of critical accounting policies. Additionally, as of the date of acquisition, 99.6% of the loans and all of the OREO acquired in the Hillcrest Bank transaction were covered by FDIC loss sharing agreements, and 61.8% loans and 83.5% of OREO in the Community Banks of Colorado transaction were covered by loss sharing agreements with the FDIC, whereby we are to be reimbursed by the FDIC for a portion of the losses incurred as a result of the resolution and disposition of these problem assets. Both the application of the acquisition method of accounting and the loss sharing agreements with the FDIC are discussed in more detail below and in the notes to the consolidated financial statements.

In November 2011, we completed the merger, integration and consolidation of Hillcrest Bank into NBH Bank. We also completed the integration and consolidation of operations of our Community Banks of Colorado acquisition in May 2012, and in July 2012, we completed the integration and consolidation of the operations of Bank of Choice operations. We have invested in our infrastructure and technology through the implementation of an efficient, industry-leading, scalable platform that we believe supports our risk management activities and our potential for significant future growth and new product offerings. We have centralized many of our operational functions in Kansas City, which has desirable cost and labor market characteristics. We have built enterprise-wide finance and risk management capabilities that we expect will afford efficiencies as we grow. We intend to continue our growth organically and through acquisitions, and in addition to broadening our greater Kansas City and Colorado footprints, we may also consider acquisitions in additional complementary markets through either FDIC-assisted or conservatively structured unassisted transactions to capitalize on market opportunities.

Financial Condition

Total assets at June 30, 2012 were $5.8 billion compared to $6.4 billion at December 31, 2011, a decrease of $0.6 billion. The decrease in total assets was largely driven by a decrease in loan balances of $290.0 million, which was a reflection of our workout progress on troubled loans (many of which were covered) that we acquired with our various acquisitions. We also originated $167 million of loans during the six months ended June 30, 2012, which was offset by normal client payments. We coupled the overall loan balance decrease with a $533.5 million decrease in total deposits, as we rolled off high-priced time deposits that we assumed in our FDIC-assisted acquisitions and continued our focus on migrating toward a client-based deposit mix with higher concentrations of lower cost demand, savings and money market (“transaction”) deposits. We also utilized available cash and purchased $938.5 million of investment securities during the six months ended June 30, 2012. Our FDIC indemnification asset decreased $74.9 million during the six months ended June 30, 2012 as a result of continued progress on our acquired problem loan resolutions and an increase in actual and expected cash flows on our covered assets. These increases in cash flows also contributed to a net reclassification of $23.8 million of non-accretable difference to accretable yield during the period, which will be accreted to income over the remaining life of those loans.

At December 31, 2011, total assets were $6.4 billion compared to $5.1 billion at December 31, 2010, an increase of $1.3 billion. The increase was primarily a result of the two acquisitions that we completed during 2011; the acquisitions of Bank of Choice and Community Banks of Colorado, through which we collectively acquired $2.2 billion in assets at their respective acquisition dates, accounted for the majority of the increase in our total assets at December 31, 2011. The increase from the acquisitions was offset by the cash settlement of $564.1 million of pending investment security transactions during the first quarter of 2011 that were outstanding at December 31, 2010 as the Company invested a significant portion of the cash that was received in the Bank Midwest transaction. Accounting guidance requires that the pending investment securities be recorded on the statement of financial condition in the investment securities line with a corresponding liability until the trades were settled. This resulted in a grossed-up balance sheet at December 31, 2010 as the cash settlement of $564.1 million of investment securities did not occur until January 2011. Other notable changes from December 31, 2010 to December 31, 2011 included an increase in investment securities of $614.9 million due to the further deployment of available cash and a $705.2 million increase in our loan portfolio and a $66.6 million increase in other real estate owned, both due to the above mentioned acquisitions. Total deposits increased $1.6 billion, or 45.8% during 2011, due to our acquisitions of Bank of Choice and Community Banks of Colorado, which at December 31, 2011, comprised $1.9 billion of our total deposits. We also transitioned the deposit mix to lower cost deposits through a shift from time deposits to demand deposits during the year.

Investment Securities

Available-for-sale

Total investment securities available-for-sale were $1.8 billion at June 30, 2012, compared to $1.9 billion at December 31, 2011, a decrease of $0.1 billion, or 3.16%. During the first quarter of 2012, we re-evaluated the securities in our available-for-sale investment portfolio and identified securities that we now intend to hold until maturity. The securities that were transferred included residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises with a collective amortized cost of approximately $715.2 million and net unrealized gains of approximately $39 million on the date of transfer. These securities were classified as available-for-sale at December 31, 2011. During the six months ended June 30, 2012, we also purchased $936.6 million of available-for-sale securities, which was partially offset by $221.1 million of maturities and paydowns. The purchases included mortgage backed securities and asset backed securities. Our available-for-sale investment securities portfolio is summarized as follows for the periods indicated (in thousands):

	June 30, 2012				December 31, 2011
	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield Earned Year-to-Date	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield Earned Year-to-Date
U.S. Treasury securities	$300	$300	0.02%	0.06%	$3,300	$3,300	0.18%	0.27%
U.S. Government sponsored agency and government sponsored enterprises obligations	—	—	—	—	3,009	3,010	0.16%	0.63%
Asset backed securities	92,690	92,733	5.14%	0.59%	—	—	—	—
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	774,372	792,384	43.93%	2.86%	1,139,058	1,191,537	63.97%	3.21%
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	896,097	918,007	50.89%	2.60%	620,122	643,625	34.55%	2.97%
Other MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	—	—	—	—	20,123	20,808	1.12%	2.73%
Other securities	419	419	0.02%	0.00%	419	419	0.02%	0.00%

Total investment securities available-for-sale	$1,763,878	$1,803,843	100.00%	2.70%	$1,786,031	$1,862,699	100.00%	3.11%

	December 31, 2011				December 31, 2010
	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield Earned Year-to-Date	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield Earned Year-to-Date
U.S. Treasury securities	$3,300	$3,300	0.18%	0.27%	$42,544	$42,548	3.39%	0.30%
U.S. Government sponsored agency obligations	3,009	3,010	0.16%	0.63%	500	500	0.04%	0.26%
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	1,139,058	1,191,537	63.97%	3.21%	1,023,812	1,034,703	82.48%	3.40%
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	620,122	643,625	34.55%	2.97%	178,098	176,425	14.06%	3.00%
Other MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	20,123	20,808	1.12%	2.73%	—	—	0.00%	0.00%
Other securities	419	419	0.02%	0.00%	419	419	0.03%	0.00%

Total investment securities available-for-sale	$1,786,031	$1,862,699	100.00%	3.11%	$1,245,373	$1,254,595	100.00%	3.20%

As of June 30, 2012, approximately 94.8% of the available-for-sale investment portfolio is backed by mortgages. The residential mortgage pass through securities portfolio is comprised of both fixed rate and adjustable rate Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”) and Government National Mortgage Association (“GNMA”) securities. The other mortgage-backed securities are comprised of securities backed by FHLMC, FNMA and GNMA securities.

At June 30, 2012, adjustable rate securities comprised 9.1% of the available-for-sale MBS portfolio and the remainder of the portfolio was comprised of fixed rate securities with 10 to 30 year maturities, with a weighted average coupon of 3.02% per annum.

During the six months ended June 30, 2012, we sold approximately $20.8 million of available-for-sale investment securities, all of which occurred during the first quarter. The sale was comprised of one fixed-rate collateralized mortgage obligation backed by commercial property. We realized a gross gain of $674 thousand on the sale of the security, which is included in gain on sale of securities, net in the accompanying consolidated statements of operations.

During the three and six months ended June 30, 2011, we sold approximately $58.0 million and $116.0 million, respectively, of available-for-sale investment securities. The sales were comprised of $73.6 million of fixed-rate residential collateralized mortgage obligations and $42.1 million of U.S. Treasury securities. We realized gains on the sale of these securities of $158 thousand and $192 thousand during the three and six months ended June 30, 2011, respectively, which is included in gain on sale of securities in the accompanying consolidated statements of operations.

The available-for-sale investment portfolio included $40.0 million and $76.7 million of net unrealized gains, inclusive of $251 thousand and $1 thousand of unrealized losses, at June 30, 2012 and December 31, 2011, respectively. We do not believe that any of the securities with unrealized losses were other-than-temporarily-impaired.

The table below summarizes the contractual maturities of our available-for-sale investment portfolio as of June 30, 2012 (in thousands):

	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years		Other securities		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
U.S. Treasury securities	$300	0.12%	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$300	0.12%
U.S. Government sponsored agency obligations	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Asset backed securities	—	0.00%	92,733	0.61%	—	0.00%	—	0.00%	—	0.00%	92,733	0.61%
Mortgage-backed securities ("MBS"):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	—	0.00%	4	2.64%	282,135	1.51%	510,245	2.59%	—	0.00%	792,384	2.20%
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	—	0.00%	—	0.00%	14,334	2.62%	903,673	2.40%	—	0.00%	918,007	2.40%
Other MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Other securities									419		419

Total	$300	0.12%	$92,737	0.61%	$296,469	1.56%	$1,413,918	2.47%	$419		$1,803,843	2.23%

The estimated weighted average life of the available-for-sale MBS portfolio as of June 30, 2012 and December 31, 2011 was 3.9 years and 3.4 years, respectively. This estimate is based on various assumptions, including repayment characteristics, and actual results may differ. The U.S. Treasury securities have contractual maturities of less than one year. As of June 30, 2012, the duration of the total available-for-sale investment portfolio was 3.1 years and the asset backed securities portfolio within the available-for-sale investment portfolio had a duration of 1.0 year.

Held-to-maturity

At June 30, 2012, we held $707.1 million of held-to-maturity investment securities. As previously discussed, during the first quarter of 2012, we re-evaluated the securities in our available-for-sale investment portfolio and identified securities that we now intend to hold until maturity. We transferred residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies with a collective amortized cost of approximately $715.2 million and unrealized gains of approximately $39 million on the date of transfer. These securities were classified as available-for-sale at December 31, 2011. During the six months ended June 30, 2012, we also purchased $2.2 million of held-to-maturity securities.

At December 31, 2011 the Company held $6.8 million of held-to-maturity investment securities, of which $3.2 million were purchased by the Company under the classification of available-for-sale and transferred to the held-to-maturity classification and $3.6 million were purchased under the classification of held-to-maturity. Held-to-maturity investment securities are summarized as follows as of the dates indicated (in thousands):

	June 30, 2012
	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	$707,110	$713,130	100.0%	3.45%

Total investment securities held-to-maturity	$707,110	$713,130	100.0%	3.45%

	December 31, 2011
	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	$6,801	$6,829	100.0%	2.44%

Total investment securities held-to-maturity	$6,801	$6,829	100.0%	2.44%

The residential mortgage pass through held-to-maturity investment portfolio is comprised only of fixed rate FNMA and GNMA securities.

At June 30, 2012, the fair value of the held-to-maturity investment portfolio was $713.1 million with $6.0 million of unrealized gains. The table below summarizes the contractual maturities of our held-to-maturity investment portfolio as of June 30, 2012 (in thousands):

	Amortized Cost	Weighted Average Yield
Due in one year or less	$—	—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	707,110	3.59%
Other securities	—	—

Total	$707,110	3.59%

The estimated weighted average life of the held-to-maturity investment portfolio as of June 30, 2012 was 3.9 years. As of June 30, 2012, the duration of the total held-to-maturity investment portfolio was 3.6 years and the duration of the entire investment securities portfolio was 3.2 years.

Non-marketable securities

Non-marketable securities include Federal Reserve Bank stock and Federal Home Loan Bank (“FHLB”) stock. At June 30, 2012 and December 31, 2011, we held $25.0 million of Federal Reserve Bank stock and at June 30, 2012 and December 31, 2011 we also held $8.1 million and $4.1 million of FHLB stock, respectively. We hold these securities in accordance with debt and regulatory requirements. These are restricted securities which lack a market and are therefore carried at cost.

Loans- Overview

Our loan portfolio at June 30, 2012 was comprised of loans that were acquired in connection with the acquisitions of Hillcrest Bank and Bank Midwest in the fourth quarter of 2010, our acquisition of Bank of Choice during the third quarter of 2011, and our acquisition of Community Banks of Colorado during the fourth quarter of 2011, in addition to new loans that we have originated. The majority of the loans acquired in the Hillcrest Bank and Community Banks of Colorado transaction are covered by loss sharing agreements with the FDIC, and we present covered loans separately from non-covered loans due to the FDIC loss sharing agreements associated with these loans.

As discussed in Note 2 to our audited consolidated financial statements, in accordance with applicable accounting guidance, all acquired loans are recorded at fair value at the date of acquisition, and an allowance for loan losses is not carried over with the loans but, rather, the fair value of the loans encompasses both credit quality and market considerations. Loans that exhibit signs of credit deterioration at the date of acquisition are accounted for in accordance with the provisions of ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”). A significant portion of the loans acquired in the Hillcrest Bank,

Bank of Choice, and Community Banks of Colorado acquisitions had deteriorated credit quality at the date of acquisition and management accounted for all acquired loans under ASC Topic 310-30, with the exception of loans with revolving privileges which were outside the scope of ASC Topic 310-30. In our Bank Midwest transaction, we did not acquire all of the loans of the former Bank Midwest but, rather, selected certain loans based upon specific criteria of performance, adequacy of collateral, and loan type that were performing at the time of acquisition. As a result, none of the loans acquired in the Bank Midwest transaction are accounted for under ASC Topic 310-30.

Consistent with differences in the risk elements and accounting, the loan portfolio is presented in two categories: (i) loans covered by FDIC loss sharing agreements, or “covered loans,” and (ii) loans that are not covered by FDIC loss sharing agreements, or “non-covered loans.” The portfolio is further stratified based on (i) ASC 310-30 loans and (ii) Non ASC 310-30 loans.

Covered loans comprised 38.7% of the total loan portfolio at June 30, 2012, compared to 41.9% at December 31, 2011. The table below shows the loan portfolio composition and the breakdown of the portfolio between covered ASC 310-30 loans, covered Non ASC 310-30 loans, non-covered ASC 310-30 loans and Non-covered Non ASC 310-30 loans at June 30, 2012, December 31, 2011, and December 31, 2010 (dollars in thousands):

	June 30, 2012
	Covered loans			Non-covered loans
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310-30	Non ASC 310-30	Total non-covered loans	Total loans	% of Total

Commercial	$100,037	$68,386	$168,423	$17,675	$97,666	$115,341	$283,764	14.3%
Commercial Real Estate	504,929	8,905	513,834	201,742	250,340	452,082	965,916	48.7%
Agriculture	46,567	16,759	63,326	12,572	71,145	83,717	147,043	7.4%
Residential Real Estate	20,046	2,049	22,095	123,386	380,058	503,444	525,539	26.5%
Consumer	5	—	5	33,473	28,334	61,807	61,812	3.1%

Total	$671,584	$96,099	$767,683	$388,848	$827,543	$1,216,391	$1,984,074	100.0%

	December 31, 2011
	Covered loans			Non-covered loans
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310-30	Non ASC 310-30	Total non-covered loans	Total loans	% of Total

Commercial	$123,108	$79,044	$202,152	$31,482	$139,297	$170,779	$372,931	16.4%
Commercial real estate	626,089	15,939	642,028	243,297	267,153	510,450	1,152,478	50.6%
Agriculture	56,839	28,535	85,374	13,989	52,040	66,029	151,403	6.7%
Residential real estate	21,043	2,111	23,154	147,239	352,492	499,731	522,885	23.0%
Consumer	7	—	7	44,616	29,731	74,347	74,354	3.3%

Total	$827,086	$125,629	$952,715	$480,623	$840,713	$1,321,336	$2,274,051	100.0%

	December 31, 2010
	Covered loans			Non-covered loans
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310-30	Non ASC 310-30	Total non-covered loans	Total loans	% of Total
Commercial	$74,783	$53,650	$128,433	$—	$127,570	$127,570	$256,003	16.3%
Commercial real estate	548,096	13,515	561,611	—	365,932	365,932	927,543	59.1%
Agriculture	—	—	—	—	61,278	61,278	61,278	3.9%
Residential real estate	11,541	1,988	13,529	—	282,381	282,381	295,910	18.9%
Consumer	—	—	—	2,544	25,592	28,136	28,136	1.8%

Total	$634,420	$69,153	$703,573	$2,544	$862,753	$865,297	$1,568,870	100%

Inherent in the nature of acquiring troubled banks, only certain of our acquired clients conform to our long-term business model of in-market, relationship-oriented banking. During the six months ended June 30, 2012, we developed a management tool whereby we have designated loans as “strategic” that include loans inside our operating markets and meet our credit risk profile. Criteria utilized in the designation of a loan as “strategic” include (a) geography, (b) total relationship with borrower and (c) credit metrics commensurate with our current underwriting standards. At June 30, 2012, strategic loans totaled $1.0 billion and had very good credit quality as represented by a 90 days or more past due ratio of 0.2%. We believe this secondary presentation of our loan portfolio provides a meaningful basis to understand the underlying drivers of changes in our loan portfolio balances.

Strategic loans comprised 52.8% of the total loan portfolio at June 30, 2012, compared to 47.7% at December 31, 2011. The table below shows the loan portfolio composition categorized between strategic and non-strategic at the respective dates (dollars in thousands):

	June 30, 2012			December 31, 2011
	Strategic	Non-Strategic	Total	Strategic	Non-Strategic	Total
Commercial	$146,082	$137,682	$283,764	$191,512	$181,419	$372,931
Commercial real estate	289,227	676,689	965,916	291,051	861,427	1,152,478
Agriculture	129,827	17,216	147,043	131,823	19,580	151,403
Residential real estate	433,670	91,869	525,539	415,730	107,155	522,885
Consumer	47,939	13,873	61,812	55,334	19,020	74,354

Total	$1,046,745	$937,329	$1,984,074	$1,085,450	$1,188,601	$2,274,051

Strategic loans decreased $38.7 million at June 30, 2012 compared to December 31, 2011. The Commercial category decreased $45.4 million due to paydowns of existing loans outpacing new originations/fundings during the period. Residential real estate loans increased $17.9 million driven by strong origination primarily due to low interest rates and high refinance activity.

Commercial loans consist of loans made to finance business operations and secured by inventory or other business-related collateral such as accounts receivable or equipment. Commercial real estate loans include loans on 1-4 family construction properties, commercial properties such as office buildings, shopping centers, or free standing commercial properties, multi-family properties and raw land development loans. Agriculture loans include loans on farm equipment and farmland loans. Residential real estate loans include 1-4 family closed and open end loans, in both senior and junior collateral positions (both owner occupied and non-owner occupied). Consumer loans include both secured and unsecured loans to retail clients and overdrafts.

Our loan origination strategy involves lending primarily to clients within our markets; however, our acquired loans are to clients in various geographies. The table below shows the geographic breakout of our loan portfolio at June 30, 2012, based on the domicile of the borrower or, in the case of collateral-dependent loans, the geographic location of the collateral (in thousands):

	Loan balances	Percent of loan portfolio
Colorado	$770,220	38.8%
Missouri	416,291	21.0%
Texas	173,523	8.7%
Kansas	111,548	5.6%
California	77,553	3.9%
Florida	73,431	3.7%
Other	361,508	18.3%

Total	$1,984,074	100.0%

The decline in total loans from $2.3 billion at December 31, 2011 to $2.0 billion at June 30, 2012 was primarily driven by decreases in our acquired loan portfolios as the problem credits in those portfolios migrated to resolution, as well as the repayment of many loans that do not conform to our business model of in-market, relationship-oriented loans with credit metrics commensurate with our current underwriting standards. We have an enterprise-level, dedicated special asset resolution team that is working to resolve problem loans in an expeditious manner and our resolution of the troubled assets acquired with our acquisitions of three failed banks continues to outpace our originations. Acquired loans were marked to fair value at the time of acquisition and, as a result, we have been able to resolve these assets without significant losses.

New loan origination is a direct result of our ability to recruit and retain top banking talent. New loan originations continued to increase as our Midwest markets stabilized during the period. We expect that our Colorado markets will continue to contribute to loan growth as bankers are further deployed and our presence in those markets increases. The widespread economic uncertainty has limited organic loan growth and we anticipate this will continue to be a challenge in the near future. The following table represents new loan originations for the last six quarters (in thousands):

	Agriculture	Commercial and industrial	Commercial real estate	Consumer	Residential	Total
First quarter 2011	$3,101	$1,128	$5,194	$1,223	$14,170	$24,816
Second quarter 2011	2,476	1,390	2,081	2,207	16,707	24,861
Third quarter 2011	651	14,226	818	2,772	16,908	35,375
Fourth quarter 2011	1,575	9,955	4,062	3,083	35,745	54,420
First quarter 2012	7,570	20,102	18,546	3,155	33,016	82,389
Second quarter 2012	22,444	10,799	6,816	4,057	40,123	84,239

Total	$37,817	$57,600	$37,517	$16,497	$156,669	$306,100

Covered loans

The Company has two loss sharing agreements with the FDIC for the assets related to the Hillcrest Bank acquisition and a separate loss sharing agreement that covers certain assets related to the Community Banks of Colorado acquisition, whereby the FDIC will reimburse us for a portion of the losses incurred as a result of the resolution and disposition of the covered assets of these banks.

The Hillcrest Bank loss sharing agreements with the FDIC cover substantially all of the loans acquired in the Hillcrest Bank transaction, including single family residential mortgage loans, commercial real estate, commercial and industrial loans, unfunded commitments, and OREO. For purposes of the Hillcrest Bank loss sharing agreements, the anticipated losses on the covered assets are grouped into two categories, commercial assets and single family assets, and each category has its own specific loss sharing agreement. The term for loss sharing on single family residential real estate loans is ten years, and the Company will share in losses and recoveries with the FDIC for the entire term. The term for the loss sharing agreement on commercial loans is eight years. Under the commercial loss sharing agreement, the Company will share in losses and recoveries with the FDIC for the first five years. After the first five years, the FDIC will not share in losses but only in recoveries for the remaining term of the agreement. The loss sharing agreements cover losses on loans (and any acquired or resultant OREO) in the respective categories and have provisions through which we are required to be reimbursed for up to 90 days of accrued interest and direct expenses related to the resolution of these assets. Within the categories, there are three tranches of losses, each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $295,592	60%	1	Up to $4,618	60%
2	$295,593-405,293	0%	2	$4,618-8,191	30%
3	>$405,293	80%	3	>$8,191	80%

With the purchase and assumption agreement of Community Banks of Colorado with the FDIC, we entered into a loss sharing agreement with the FDIC whereby the FDIC will reimburse us for a portion of the losses incurred as a result of the resolution and disposition of certain covered assets of Community Banks of Colorado. Covered assets include certain single family residential mortgage loans, commercial real estate loans, commercial and industrial loans, agriculture loans, consumer loans, unfunded commitments, and OREO. As of the date of acquisition, covered loans of Community Banks of Colorado totaled approximately 61.8% of the total outstanding loan principal balances of Community Banks of Colorado. For purposes of the Community Banks of Colorado loss sharing agreement, the anticipated losses on the covered assets are grouped into one category, commercial assets, and are subject to one loss share agreement lasting eight years. Under the agreement, the Company will share in losses and recoveries with the FDIC for the first five years and thereafter, the FDIC will not share in losses but only in recoveries for the remaining term of the agreement. The loss sharing agreement covers losses on covered loans (and any acquired or resultant OREO) and has provisions under which we will be reimbursed for up to 90 days of accrued interest and direct expenses related to the resolution of these assets. There are three tranches of losses, each with a specified loss-coverage percentage. The respective loss thresholds and coverage amounts are as follows (in thousands):

Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $204,194	80%
2	$204,195-308,020	30%
3	>$308,020	80%

Under the Hillcrest Bank and Community Banks of Colorado loss sharing agreements, the reimbursable losses from the FDIC are based on the book value of the related covered assets as determined by the FDIC at the date of acquisition, and the FDIC’s book value does not necessarily correlate with our book value of the same assets. This difference is primarily because we recorded the loans at fair value at the date of acquisition in accordance with applicable accounting guidance.

As of June 30, 2012 and December 31, 2011, respectively, we had incurred $184.9 million and $159.5 million of losses on our Hillcrest Bank covered assets since the beginning of the loss sharing agreement as measured by the FDIC’s book value, substantially all of which was related to the commercial assets. Additionally, as of June 30, 2012 and December 31, 2011, respectively, we had incurred approximately $109.2 million and $43.1 million of losses related to our Community Banks of Colorado loss sharing agreement. The fair value adjustments assigned to the related covered loans at the time of acquisition encompassed anticipated losses such as these, and as a result, our financial statement losses are mitigated and do not correspond to the losses reported for loss sharing purposes. Subsequent to June 30, 2012, we submitted a request for $1.8 million of loss sharing reimbursements from the FDIC for $3.0 million of losses related to Hillcrest Bank and an additional request for $33.2 million of reimbursement related to $41.5 million in losses for Community Banks of Colorado, all incurred (as measured by the FDIC’s book value) during the three months ended June 30, 2012.

The status of covered assets and any incurred losses require extensive recordkeeping and documentation and are submitted to the FDIC on a monthly and quarterly basis. The loss claims filed are subject to review and approval, including extensive audits, by the FDIC or its assigned agents for compliance with the terms in our loss sharing agreements.

Our loss sharing agreements cover losses for finite terms—ten years for the assets covered by the single family loss sharing agreement and five years for all assets covered by the commercial loss sharing agreements. We have focused on resolving the covered loans in an expeditious manner in an effort to utilize the benefits offered by the loss sharing agreements, and often times, loans pay down prior to the scheduled maturity date.

The table below shows the contractual maturities of our covered loans for the dates indicated (in thousands):

	June 30, 2012
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$84,373	$58,769	$25,281	$168,423
Commercial real estate	271,075	213,193	29,566	513,834
Agriculture	15,155	16,163	32,008	63,326
Residential real estate	8,696	12,897	502	22,095
Consumer	—	5	—	5

Total covered loans	$379,299	$301,027	$87,357	$767,683

	December 31, 2011
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$123,692	$56,964	$21,496	$202,152
Commercial real estate	409,213	199,003	33,812	642,028
Agriculture	37,361	12,134	35,879	85,374
Residential real estate	10,081	12,602	471	23,154
Consumer	—	7	—	7

Total covered loans	$580,347	$280,710	$91,658	$952,715

	December 31, 2010
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$60,298	$68,135	$—	$128,433
Commercial real estate	343,378	218,234	—	561,612
Agriculture	—	—	—	—
Residential real estate	11,160	2,104	264	13,528
Consumer	—	—	—	—

Total covered loans	$414,836	$288,473	$264	$703,573

The interest rate sensitivity of covered loans with maturities over one year is as follows at the dates indicated (in thousands):

	June 30, 2012
	Fixed	Variable	Total
Commercial	$23,239	$60,811	$84,050
Commercial real estate	75,193	167,566	242,759
Agriculture	4,650	43,521	48,171
Residential real estate	3,633	9,766	13,399
Consumer	5	—	5

Total covered loans	$106,720	$281,664	$388,384

	December 31, 2011
	Fixed	Variable	Total
Commercial	$24,370	$54,090	$78,460
Commercial real estate	74,621	158,194	232,815
Agriculture	4,587	43,426	48,013
Residential real estate	3,878	9,195	13,073
Consumer	7	—	7

Total covered loans	$107,463	$264,905	$372,368

	December 31, 2010
	Fixed	Variable	Total
Commercial	$22,974	$45,161	$68,135
Commercial real estate	60,402	157,832	218,234
Agriculture	—	—	—
Residential real estate	680	1,688	2,368
Consumer	—	—	—

Total covered loans	$84,056	$204,681	$288,737

For more information on how interest is accounted for on covered loans, please refer below under “Accretable Yield” and to the notes to our consolidated financial statements. Note 4 to the consolidated financial statements and Note 7 to our audited consolidated financial statements provide additional information on our covered loans, including a breakout of past due status, credit quality indicators, and non-accrual status.

Non-covered loans

The tables below show the contractual maturities of our non-covered loans at the dates indicated (in thousands):

	June 30, 2012
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$32,426	$53,228	$29,687	$115,341
Commercial real estate	106,799	199,779	145,504	452,082
Agriculture	5,996	35,284	42,437	83,717
Residential real estate	44,203	100,202	359,039	503,444
Consumer	18,820	24,159	18,828	61,807

Total	$208,244	$412,652	$595,495	$1,216,391

	December 31, 2011
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$62,725	$85,367	$22,687	$170,779
Commercial real estate	185,526	186,672	138,252	510,450
Agriculture	19,684	23,067	23,278	66,029
Residential real estate	84,383	103,881	311,467	499,731
Consumer	33,234	32,407	8,706	74,347

Total	$385,552	$431,394	$504,390	$1,321,336

	December 31, 2010
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$24,607	$73,409	$29,554	$127,570
Commercial real estate	136,635	121,564	107,733	365,932
Agriculture	12,757	17,927	30,594	61,278
Residential real estate	8,250	41,699	232,432	282,381
Consumer	11,406	12,218	4,512	28,136

Total	$193,655	$266,817	$404,825	$865,297

The interest rate sensitivity of non-covered loans with maturities over one year is as follows at the dates indicated (in thousands):

	June 30, 2012
	Fixed Rate	Variable Rate	Total
Commercial	$35,163	$47,752	$82,915
Commercial real estate	136,267	209,016	345,283
Agriculture	51,204	26,517	77,721
Residential real estate	227,065	232,176	459,241
Consumer	27,717	15,270	42,987

Total	$477,416	$530,731	$1,008,147

	December 31, 2011
	Fixed Rate	Variable Rate	Total
Commercial	$32,988	$75,066	$108,054
Commercial real estate	110,416	214,508	324,924
Agriculture	20,713	25,632	46,345
Residential real estate	181,107	234,241	415,348
Consumer	23,671	17,442	41,113

Total	$368,895	$566,889	$935,784

	December 31, 2010
	Fixed Rate	Variable Rate	Total
Commercial	$57,161	$45,802	$102,963
Commercial real estate	96,250	133,047	229,297
Agriculture	17,020	31,501	48,521
Residential real estate	95,914	178,217	274,131
Consumer	13,710	3,020	16,730

Total	$280,055	$391,587	$671,642

Note 4 to the consolidated financial statements and Note 7 to our audited consolidated financial statements provides additional information on our non-covered loans, including a detailed breakout of loan categories, past due status, credit quality indicators, and non-accrual status.

Accretable Yield

The fair value adjustments assigned to loans that are accounted for under ASC Topic 310-30 are comprised of both accretable yield and a non-accretable difference that are based on expected cash flows from the loans. Accretable yield is the excess of a pool’s cash flows expected to be collected over the recorded balance of the related pool of loans. The non-accretable difference represents the expected shortfall in future cash flows from the contractual amount due in respect of each pool of such loans. Similar to the entire fair value adjustment for loans outside the scope of ASC Topic 310-30, the accretable yield is accreted into income over the estimated remaining life of the loans in the applicable pool.

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at June 30, 2012 and December 31, 2011 and 2010 (in thousands):

	June 30, 2012	December 31, 2011	December 31, 2010
Contractual cash flows	$1,722,993	$2,030,374	$957,975
Nonaccretable difference	(504,479)	(536,171)	(246,682)
Accretable yield	(158,082)	(186,494)	(74,329)

Total loans accounted for under ASC Topic 310-30	$1,060,432	$1,307,709	$636,964

Loan pools accounted for under ASC Topic 310-30 are periodically remeasured to determine expected future cash flows. In determining the expected cash flows, prepayment assumptions on smaller homogeneous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans were fixed or variable rate loans. Prepayments may be assumed on large loans if circumstances specific to that loan warrant a prepayment assumption. No prepayments are presumed for small homogeneous commercial loans; however, prepayment assumptions are made that consider similar prepayment factors listed above for smaller homogeneous loans. Decreases to the expected future cash flows in the applicable pool generally result in an immediate provision for loan losses charged to the consolidated statements of operations. Conversely, increases in the expected future cash flows in the applicable pool result in a transfer from the non-accretable difference to the accretable yield, and have a positive impact on accretion income prospectively. This re-measurement process resulted in the following changes to the accretable yield during the six months ended June 30, 2012 (in thousands):

Balance at December 31, 2011	$186,494
Reclassification from non-accretable difference	29,483
Reclassification to non-accretable difference	(5,651)
Accretion income	(52,244)

Balance at June 30, 2012	$158,082

The re-measurement of loans accounted for under ASC Topic 310-30 resulted in the following changes in the accretable yield during the year ended December 31, 2011 (in thousands):

Balance at December 31, 2010	$74,329
Additions through acquisitions	130,321
Reclassification from non-accretable difference	45,871
Reclassification to non-accretable difference	(409)
Accretion income	(63,618)

Balance at December 31, 2011	$186,494

Six months ended June 30, 2012

During the six months ended June 30, 2012, we re-measured the expected cash flows of all 30 of the loan pools accounted for under ASC Topic 310-30 utilizing the same cash flow methodology used at the time of acquisition. This resulted in an increase in expected cash flows in certain loan pools for the three months ended March 31, 2012 and an increase in expected cash flows in certain loan pools for the three months ended June 30, 2012. These increases in expected cash flows are reflected as an increase in the accretion rates as well as an increased amount of accretable yield that will be recognized over the expected remaining lives of the underlying loan pools. During the six months ended June 30, 2012, we reclassified $23.8 million, net, from non-accretable difference to accretable yield. The re-measurements also resulted in a $13.7 million impairment during the six months ended June 30, 2012, primarily driven by our commercial and industrial, commercial real estate and land pools. One land pool contributed $4.9 million, or 35.8%, of the total impairment for the six months ended June 30, 2012. These impairments are reflected in provision for loan loss in the consolidated statement of operations.

Years ended December 31, 2011 and 2010

During 2011, we re-measured the expected cash flows in 14 of the 30 (16 of the 30 were created in the fourth quarter of 2011 with the Community Banks of Colorado acquisition) loan pools accounted for under ASC Topic 310-30 utilizing the same cash flow methodology used at the time of acquisition. This resulted in an increase in expected cash flows in certain loan pools for the year ended December 31, 2011. These increases in expected cash flows are reflected as an increase in the accretion rates as well as an increased amount of accretable yield that will be recognized over the expected lives of the underlying loan pools. During the year ended December 31, 2011, we reclassified $45.5 million, net of non-accretable difference to accretable yield. The re-measurement also resulted in $4.2 million impairment in 2011 of a commercial and industrial loan pool from the Hillcrest Bank acquisition, a $0.1 million impairment of an agricultural loan pool and a $0.7 million impairment in a single family residential loan pool, both of which were from the Bank of Choice acquisition. These impairments are reflected in provision for loan loss in the consolidated statement of operations. We did not re-measure cash flows in 2010.

In addition to the accretable yield on loans accounted for under ASC Topic 310-30, the fair value adjustments on loans outside the scope of 310-30 are also accreted to interest income over the life of the loans. At June 30, 2012, our total remaining accretable yield and fair value mark was as follows (in thousands):

Remaining accretable yield on loans accounted for under ASC Topic 310-30	$158,082
Remaining accretable fair value mark on loans not accounted for under ASC Topic 310-30	28,259

Total remaining accretable yield and fair value mark at June 30, 2012	$186,341

At December 31, 2011, our total remaining accretable yield and fair value mark was as follows (in thousands):

Remaining accretable yield on loans accounted for under ASC Topic 310-30	$186,494
Remaining accretable fair value mark on loans not accounted for under ASC Topic 310-30	42,150

Total remaining accretable yield and fair value mark at December 31, 2011	$228,644

Asset Quality

All of the assets acquired in our acquisitions were marked to fair value at the date of acquisition, and the adjustments on loans included a credit quality component. We utilize traditional credit quality metrics to evaluate the overall credit quality of our loan portfolio; however our credit quality ratios are limited in their comparability to industry averages or to other financial institutions because:

1.	Any asset quality deterioration that existed at the date of acquisition was considered in the original fair value adjustments; and

2.	45.4% of our non-performing assets (by dollar amount) at June 30, 2012 are covered by loss sharing agreements with the FDIC.

Asset quality, particularly on non-covered loans, is fundamental to our success. Accordingly, for the origination of loans, we have established a credit policy that allows for responsive, yet controlled lending with credit approval requirements that are scaled to loan size. Within the scope of the credit policy, each prospective loan is reviewed in order to determine the appropriateness and the adequacy of the loan characteristics and the security or collateral prior to making a loan. We have established underwriting standards and loan origination procedures that require appropriate documentation, including financial data and credit reports. For loans secured by real property, we require property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, in each case where appropriate.

Additionally, we have implemented procedures to timely identify loans that may become problematic in order to ensure the most beneficial resolution to the Company. Asset quality is monitored by our credit risk management department and evaluated based on quantitative and subjective factors such as the timeliness of contractual payments received. Additional factors that are considered, particularly with commercial loans over $250,000, include the financial condition and liquidity of individual borrowers and guarantors, if any, and the value of our collateral. To facilitate the oversight of asset quality, loans are categorized based on the number of days past due and on an internal risk rating system, and both are discussed in more detail below.

Our internal risk rating system uses a series of grades which reflect our assessment of the credit quality of covered and non-covered loans based on an analysis of the borrower’s financial condition, liquidity and ability to meet contractual debt service requirements. Loans that are perceived to have acceptable risk are categorized as “pass” loans. “Special mention” loans represent loans that have potential credit weaknesses that deserve close attention. Special mention loans include borrowers that have potential weaknesses or unwarranted risks that, unless corrected, may threaten the borrower’s ability to meet debt service requirements. However, these borrowers are still believed to have the ability to respond to and resolve the financial issues that threaten their financial situation. Loans classified as “substandard” have a well-defined credit weakness and are inadequately protected by the current paying capacity of the obligor or of the collateral pledged, if any. Although these loans are identified as potential problem loans, they may never become non-performing. Substandard loans have a distinct possibility of loss if the deficiencies are not corrected. “Doubtful” loans are loans that management believes that collection of payments in accordance with the terms of the loan agreement are highly questionable and improbable. Doubtful loans that are not covered by loss sharing agreements are deemed impaired and put on non-accrual status.

In the event of borrower default, we may seek recovery in compliance with state lending laws, the respective loan agreements, and credit monitoring and remediation procedures that may include modifying or restructuring a loan from its original terms, for economic or legal reasons, to provide a concession to the borrower from their original terms due to borrower financial difficulties in order to facilitate repayment. Such restructured loans are considered “troubled debt restructurings” in accordance with ASC Topic 310-40 Troubled Debt Restructurings by Creditors. Under this guidance, modifications to loans that fall within the scope of ASC Topic 310-30 are not considered troubled debt restructurings, regardless of otherwise meeting the definition of a troubled debt restructuring. Assets that have been foreclosed on or acquired through deed-in-lieu of foreclosure are classified as OREO until sold, and are carried at the lower of the related loan balance or the fair value of the collateral less estimated costs to sell, with any initial valuation adjustments charged to the ALL and any subsequent declines in carrying value charged to impairments on OREO.

Non-performing Assets

Non-performing assets consist of covered and non-covered non-accrual loans, accruing loans 90 days or more past due, troubled debt restructurings, OREO (56.3% of which was covered by FDIC loss sharing agreements at June 30, 2012) and other repossessed assets. However, loans and troubled debt restructurings accounted for under ASC Topic 310-30, as described below, are excluded from our non-performing assets. Our non-performing assets include $7.8 million and $14.8 million of covered loans not accounted for under ASC Topic 310-30 and $77.5 million and $77.1 million of covered OREO at June 30, 2012 and December 31, 2011, respectively. In addition to being covered by loss sharing agreements, these assets were marked to fair value at the time of acquisition, mitigating much of our loss potential on these non-performing assets. As a result, the levels of our non-performing assets are not fully comparable to those of our peers or to industry benchmarks.

As of June 30, 2012 and December 31, 2011, 63.3% and 63.3%, respectively, of loans accounted for under ASC Topic 310-30 were covered by the FDIC loss sharing agreements. Loans accounted for under ASC Topic 310-30 were recorded at fair value based on cash flow projections that considered the deteriorated credit quality and expected losses. These loans are accounted for on a pool basis and any non-payment of contractual principal or interest is considered in our periodic re-estimation of the expected future cash flows. To the extent that we decrease our cash flow projections, we record an immediate impairment expense through the provision for loan losses. We recognize any increases to our cash flow projections on a prospective basis through an increase to the pool’s yield over its remaining life once any previously recorded impairment expense has been recouped. As a result of this accounting treatment, these pools may be considered to be performing, even though some or all of the individual loans within the pools may be contractually past due. Loans accounted for under ASC Topic 310-30 were classified as performing assets at June 30, 2012 and December 31, 2011, as the carrying value of the respective loan or pool of loans cash flows were considered estimatable and probable of collection. Therefore, interest income, through accretion of the difference between the carrying value of the loans in the pool and the pool’s expected future cash flows, is being recognized on all acquired loans accounted for under ASC Topic 310-30.

The following table sets forth the non-performing assets as of the dates presented (in thousands):

	June 30, 2012			December 31, 2011
	Non-Covered	Covered	Total	Non-Covered	Covered	Total
Non-accrual loans:
Commercial loans	$1,058	$2,370	$3,428	$760	$4,614	$5,374
Commercial real estate loans	12,624	1,265	13,889	21,960	8,047	30,007
Agriculture	40	—	40	29	—	29
Residential real estate loans	2,162	433	2,595	1,899	460	2,359
Consumer loans	7	—	7	1	—	1

Total non-accrual loans	15,891	4,068	19,959	24,649	13,121	37,770

Loans past due 90 days or more and still accruing interest:
Commercial loans	94	—	94	—	178	178
Commercial real estate loans	—	—	—	—	149	149
Agriculture	—	—	—	—	—	—
Residential real estate loans	242	—	242	290	—	290
Consumer loans	9	—	9	35	—	35

Total accruing loans 90 days past due	345	—	345	325	327	652

Accruing restructured loans (1)	25,841	3,701	29,542	10,958	1,367	12,325

Total non-performing loans	42,077	7,769	49,846	35,932	14,815	50,747
OREO	60,219	77,493	137,712	43,530	77,106	120,636
Other repossessed assets	821	514	1,335	873	680	1,553

Total non-performing assets	$103,117	$85,776	$188,893	$80,335	$92,601	$172,936

Allowance for loan losses			$17,294			$11,527
Total non-performing loans to total non-covered, total covered, and total loans, respectively	2.12%	0.39%	2.51%	1.58%	0.65%	2.23%
Total non-performing assets to total assets			3.26%			2.72%
Allowance for loan losses to non-performing loans			34.69%			22.71%

(1)	Includes restructured loans less than 90 days past due and still accruing.

Our OREO of $137.7 million at June 30, 2012 includes $17.8 million of participant interests in OREO, in connection with our repossession of collateral on loans for which we were the lead bank and we have a controlling interest. We have recorded a corresponding payable to those participant banks in other liabilities. The $137.7 million of OREO at June 30, 2012 excludes $12.2 million of minority interest in participated OREO in connection with the repossession of collateral on loans for which we were not the lead bank and we do not have a controlling interest. These properties have been repossessed by the lead banks and we have recorded our receivable due from the lead banks in other assets as minority interest in participated OREO.

Six months ended June 30, 2012

Total non-performing assets increased $16.0 million at June 30, 2012 compared to December 31, 2011. The increase was primarily a result of an increase in OREO offset, in part, by $0.9 million decrease in non-performing loans. At June 30, 2012, the largest category of non-accrual loans was commercial real estate loans with balances of $13.9 million, consisting of $12.6 million of non-covered and $1.3 million of covered loans.

At June 30, 2012, the largest category of non-performing loans was commercial real estate loans with balances of $13.9 million, consisting of $12.6 million of non-covered loans and $1.3 million of covered loans. The non-performing non-covered commercial real estate loans include seven loans on non-accrual status totaling $11.7 million, primarily due to vacancies of commercial properties. We also had four commercial real estate loans on non-accrual status totaling $1.3 million. Non-performing commercial loans consisted primarily of 10 covered loans totaling $2.4 million and nine non-covered loans totaling $0.8 million. Additionally, our residential real estate category had 43 non-covered loans totaling $2.1 million and one non-covered loan totaling $0.4 million.

The non-performing loans to total loans ratio at June 30, 2012 increased compared to December 31, 2011 primarily due to the decrease in total loans being greater than the decrease in total non performing loans.

During the six months ended June 30, 2012, $56.1 million of OREO was foreclosed on or otherwise repossessed and $31.8 million of OREO was sold, including $1.9 million of gains reimbursable to the FDIC and $2.2 million of non-covered gains. OREO write-downs of $7.2 million were recorded, of which $6.0 million, or 83.7%, were covered by FDIC loss sharing agreements. The net increase to OREO balances was $17.1 million. Covered OREO represented 56.3% and 63.9% at June 30, 2012 and December 31, 2011, respectively.

The non-performing assets to total assets ratio increased primarily due to the net increase in OREO coupled with a decrease in total assets.

The following table sets forth the non-performing assets as of the dates presented (in thousands):

	December 31, 2011			December 31, 2010
	Non-covered	Covered	Total	Non-covered	Covered	Total
Non-accrual loans:
Commercial loans	$760	$4,614	$5,374	$—	$—	$—
Commercial real estate loans	21,960	8,047	30,007	—	—	—
Agriculture	29	—	29	—	—	—
Residential real estate loans	1,899	460	2,359	—	—	—
Consumer loans	1	—	1	—	—	—

Total non-accrual loans	24,649	13,121	37,770	—	—	—

Loans past due 90 days or more and still accruing interest:
Commercial loans	—	178	178	—	4,635	4,635
Commercial real estate loans	—	149	149	—	9,905	9,905
Agriculture	—	—	—	—	—	—
Residential real estate loans	290	—	290	—	—	—
Consumer loans	35	—	35	—	—	—

Total accruing loans 90 days past due	325	327	652	—	14,540	14,540

Accruing restructured loans (1)	10,958	1,367	12,325	431	—	431

Total non-performing loans	35,932	14,815	50,747	431	14,540	14,971
OREO	43,530	77,106	120,636	—	54,078	54,078
Other repossessed assets	873	680	1,553	—	—	—

Total non-performing assets	$80,335	$92,601	$172,936	$431	$68,618	$69,049

Allowance for loan losses			$11,527			$48
Total non-performing loans to total non-covered, total covered, and total loans, respectively	1.58%	.65%	2.23%	0.05%	2.07%	0.95%
Total non-performing assets to total assets			2.72%			1.35%
Allowance for loan losses to non-performing loans			22.71%			0.32%

(1)	Includes restructured loans less than 90 days past due and still accruing.

Years ended December 31, 2011 and 2010

At December 31, 2011, the largest category of non-performing loans was commercial real estate loans with balances of $30.0 million, consisting of $22.0 million of non-covered and $8.0 million of covered loans. The non-performing non-covered commercial real estate loans include four non-covered loans totaling $18.5 million that were on non-accrual status, largely due to vacancies in commercial properties. These loans were secured by commercial real estate located both in and outside of our markets. We also had three covered commercial real estate loans totaling $7.9 million that were on non-accrual status at December 31, 2011. Additionally, non-performing commercial loans totaled $5.5 million, consisting of $0.8 million of non-covered loans and $4.6 million covered loans. Non-performing commercial loans largely consisted of four covered loans totaling $4.5 million and one $0.5 million non-covered loan. Non-performing residential real estate loans totaled $2.6 million, consisting of $2.2 million of non-covered loans and $0.5 million of covered loans. Non-performing residential real estate loans included six non-covered loans totaling $0.7 million and one covered loan amounting to $0.5 million, with the remaining consisting of balances under $0.1 million.

During 2011, $52.3 million of OREO was foreclosed on or otherwise repossessed, $34.3 million and $29.8 million of OREO was acquired with Bank of Choice and Community Banks of Colorado acquisition, respectively, and $51.7 million of OREO was sold, with covered gains of $2.2 million and non-covered gains of $0.9 million, resulting in a net increase to OREO balances of $66.6 million. At December 31, 2011, 63.9% of OREO was covered by loss sharing agreements with the FDIC.

At December 31, 2010, there were no non-accrual loans and past due loans 90 days or more and still accruing interest were concentrated in the commercial and commercial real estate categories and 100% of the OREO balance was covered.

The following table presents the carrying value of our accruing and non-accrual loans compared to the unpaid principal balance (“UPB”) as of June 30, 2012 (in thousands):

	Accruing			Nonaccrual			Total
	Unpaid principal balance	Carrying value	Carrying value/ UPB	Unpaid principal balance	Carrying value	Carrying value/ UPB	Unpaid principal balance	Carrying value	Carrying value/ UPB
Covered loans:
Commercial	$214,507	$166,053	77.4%	$12,197	$2,370	19.4%	$226,704	$168,423	74.3%
Commercial real estate	687,661	512,569	74.5%	50,152	1,265	2.5%	737,813	513,834	69.6%
Agriculture	68,899	63,326	91.9%	—	—	0.0%	68,899	63,326	91.9%
Residential real estate	25,298	21,662	85.6%	450	433	96.2%	25,748	22,095	85.8%
Consumer	6	5	83.3%	—	—	0.0%	6	5	83.3%

Total covered loans	996,371	763,615	76.6%	62,799	4,068	6.5%	1,059,170	767,683	72.5%
Non-covered loans:
Commercial	120,991	114,283	94.5%	3,036	1,058	34.8%	124,027	115,341	93.0%
Commercial real estate	500,614	439,458	87.8%	17,943	12,624	70.4%	518,557	452,082	87.2%
Agriculture	85,386	83,677	98.0%	43	40	93.0%	85,429	83,717	98.0%
Residential real estate	534,647	501,282	93.8%	3,039	2,162	71.1%	537,686	503,444	93.6%
Consumer	73,872	61,800	83.7%	36	7	19.4%	73,908	61,807	83.6%

Total non-covered loans	1,315,510	1,200,500	91.3%	24,097	15,891	65.9%	1,339,607	1,216,391	90.8%

Total loans	$2,311,881	$1,964,115	85.0%	$86,896	$19,959	23.0%	$2,398,777	$1,984,074	82.7%

Past Due Loans

Past due status is monitored as an indicator of credit deterioration. Covered and non-covered loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. Loans that are 90 days or more past due and not accounted for under ASC Topic 310-30 are put on non-accrual status unless the loan is well secured and in the process of collection. Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing as is further described above under “Non-Performing Assets.” The table below shows the past due status of covered and non-covered loans, based on contractual terms of the loans as of June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012			December 31, 2011
	Non-covered	Covered	Total	Non-covered	Covered	Total
Loans 30-89 days past due and still accruing interest	$19,639	$40,148	$59,787	$31,279	$55,182	$86,461
Loans 90 days or more past due and still accruing interest (accounted for under ASC 310-30)	63,600	86,386	149,986	64,714	109,654	174,368
Loans 90 days or more past due and still accruing interest (excluded from ASC 310-30)	345	—	345	325	327	652
Non-accrual loans	15,891	4,068	19,959	24,649	13,121	37,770

Total past due and non-accrual loans	$99,475	$130,602	$230,077	$120,967	$178,284	$299,251

Total past due and non-accrual loans to total non-covered, total covered, and total loans, respectively	8.2%	17.0%	11.6%	9.2%	18.7%	13.2%
Total non-accrual loans to total non-covered, total covered, and total loans, respectively	1.3%	0.5%	1.0%	1.9%	1.4%	1.7%
% of total past due and non-accrual loans that carry fair value adjustments	87.9%	98.6%	94.0%	84.0%	98.9%	92.9%
% of total past due and non-accrual loans that are covered by FDIC loss sharing agreements			56.8%			59.6%

	December 31, 2011			December 31, 2010
	Non-covered	Covered	Total	Non-covered	Covered	Total
Loans 30-89 days past due and still accruing interest	$31,279	$55,182	$86,461	$13,668	$24,804	$38,472
Loans 90 days or more past due and still accruing interest (accounted for under ASC 310-30)	64,714	109,654	174,368	—	110,830	110,830
Loans 90 days or more past due and still accruing interest (excluded from ASC 310-30)	325	327	652	—	14,540	14,540
Non-accrual loans	24,649	13,121	37,770	—	—	—

Total past due and non-accrual loans	$120,967	$178,284	$299,251	$13,668	$150,174	$163,842

Total past due and non-accrual loans to total non-covered, total covered, and total loans, respectively	9.2%	18.7%	13.2%	1.0%	21.3%	10.4%
Total non-accrual loans to total non-covered, total covered, and total loans, respectively	1.9%	1.4%	1.7%	0.0%	0.0%	0.0%
% of total past due and non-accrual loans that carry fair value adjustments	84.0%	98.9%	92.9%	100.0%	100.0%	100.0%
% of total past due and non-accrual loans that are covered by FDIC loss sharing agreements			59.6%			91.7%

Six months ended June 30, 2012

Total loans 30 days or more past due and still accruing interest and non-accrual loans represented 11.6% of total loans as of June 30, 2012 compared to 13.2% at December 31, 2011. Loans 30-89 days past due and still accruing interest decreased $26.7 million at June 30, 2012 compared to December 31, 2011. Loans 90 days or more past due and still accruing interest decreased $24.7 million at June 30, 2012 compared to December 31, 2011. The decreases in past due loans is a direct result of the successful workout strategies employed by our special assets division during the period. Additionally, of the $150.3 million of loans 90 days or more past due and still accruing interest, all but $345 thousand are accounted for under ASC Topic 310-30 and continued to accrete interest and 57.5% of the aforementioned $150.3 million of loans 90 days or more past due and still accruing interest are covered by FDIC loss sharing agreements.

Non-accrual loans decreased $17.8 million during the period primarily due to resolution of certain assets and foreclosures during the period. The covered and non-covered non-accrual loans are primarily secured by commercial retail and office buildings both in and outside of our market areas.

Years ended December 31, 2011 and 2010

Total loans 30 days or more past due and still accruing interest and non-accrual loans represented 13.2% of total loans as of December 31, 2011 compared to 10.4% at December 31, 2010. Loans 30-89 days past due and still accruing interest increased $48.1 million from December 31, 2010 to December 31, 2011. Loans 90 days or more past due and still accruing interest increased $51.1 million from December 31, 2010 to December 31, 2011. Of the $175.0 million of loans 90 days or more past due and still accruing interest, all but approximately $652 thousand are accounted for under ASC Topic 310-30 and continued to accrete interest. Additionally, 63.2% of the aforementioned $175.0 million of loans 90 days or more past due and still accruing interest are covered.

Non-accrual loans increased $37.8 million during the period and was primarily driven by commercial vacancy rates. Seven loans account for $28.3 million of the increase, of which four loans totaling $18.5 million were non-covered and three loans totaling $9.8 million were covered. The covered and non-covered non-accrual loans are primarily secured by commercial retail and office buildings both in and outside of our market areas.

We do not believe comparisons between 2011 and 2010 are relevant due to the acquisition activity during 2011.

Allowance for Loan Losses

The ALL represents the amount that we believe is necessary to absorb probable losses inherent in the loan portfolio at the balance sheet date and involves a high degree of judgment and complexity. Determination of the ALL is based on an evaluation of the collectability of loans, the realizable value of underlying collateral and, to the extent applicable, prior loss experience. The ALL is critical to the portrayal and understanding of our financial condition, liquidity and results of operations. The determination and application of the ALL accounting policy involves judgments, estimates, and uncertainties that are subject to change. Changes in these assumptions, estimates or the conditions surrounding them may have a material impact on our financial condition, liquidity and results of operations.

In accordance with the applicable guidance for business combinations, acquired loans were recorded at their acquisition date fair values, which were based on expected future cash flows and included an estimate for future loan losses, therefore no loan loss reserves were recorded as of the acquisition date. Any estimated losses on acquired loans that arise after the acquisition date are reflected in a charge to the provision for loan losses. Losses incurred on covered loans are reimbursable at the applicable loss share percentages in accordance with the loss-sharing agreements with the FDIC. Accordingly, any provision for loan losses relating to covered loans is partially offset by a corresponding increase to the FDIC indemnification asset and FDIC loss sharing income in non-interest income.

Loans accounted for under the accounting guidance provided in ASC Topic 310-30 have been grouped into pools based on the predominant risk characteristics of purpose and/or type of loan. The timing and receipt of expected principal, interest and any other cash flows of these loans are periodically re-estimated and the expected future cash flows of the collective pools are compared to the carrying value of the pools. To the extent that the expected future cash flows of each pool is less than the book value of the pool, an allowance for loan losses will be established through a charge to the provision for loan losses and, for loans covered by loss sharing agreements with the FDIC, a related adjustment to the FDIC indemnification asset for the portion of the loss that is covered by the loss sharing agreements. If the re-estimated expected future cash flows are greater than the book value of the pools, then the improvement in the expected future cash flows will be accreted into interest income over the remaining expected life of the loan pool.

During the quarter ended March 31, 2012, we re-estimated the expected future cash flows of loans accounted for under ASC Topic 310-30 related to the Hillcrest and Bank of Choice acquisitions. This resulted in an increase in expected cash flows in certain loan pools, which is reflected in increased accretion as well as an increased amount of accretable yield and is being recognized over the expected remaining lives of the underlying loans as an adjustment to yield. The re-measurement of expected future cash flows for the remaining loan pools resulted in decreases in expected cash flows and is reflected as a $3.3 million provision for loan loss on loans accounted for under ASC Topic 310-30, $3.0 million of which was covered. During the second quarter ended June 30, 2012, we re-estimated the expected future cash flows of loans accounted for under ASC Topic 310-30. This resulted in an increase in expected cash flows in certain loan pools, which is reflected in increased accretion rates as well as an increased amount of accretable yield is being recognized over the expected remaining lives of the underlying loans as an adjustment to yield. Several of the pools had a valuation allowance of $0.9 million remaining, which was reversed in the quarter as a result of an increase in expected cash flows. The remaining pools experienced a decrease in expected cash flows which resulted in an $10.5 million provision for loan loss on loans accounted for under ASC Topic 310-30, resulting in a net impairment of $10.4 million for the three months ended June 30, 2012, $9.9 million of which was covered.

For all loans not accounted for under ASC Topic 310-30, the determination of the ALL follows an established process to determine the appropriate level of ALL that is designed to account for credit deterioration as it occurs. This process provides an ALL consisting of a specific allowance component based on certain individually evaluated loans and a general allowance component based on estimates of reserves needed for all other loans, segmented based on similar risk characteristics.

Impaired loans less than $250,000 are included in the general allowance population. Impaired loans over $250,000 are subject to individual evaluation on a regular basis to determine the need, if any, to allocate a specific reserve to the impaired loan. Typically, these loans consist of commercial, commercial real estate and agriculture loans and exclude homogeneous loans such as residential real estate and consumer loans. Specific allowances are determined by collectively analyzing:

•	the borrower’s resources, ability, and willingness to repay in accordance with the terms of the loan agreement;

•	the likelihood of receiving financial support from any guarantors;

•	the adequacy and present value of future cash flows, less disposal costs, of any collateral;

•	the impact current economic conditions may have on the borrower’s financial condition and liquidity or the value of the collateral.

At June 30, 2012, there were eight impaired loans that carried specific reserves totaling $1.9 million. One commercial loan comprised $1.0 million of the total specific reserves and was an acquired unsecured revolving line of credit scoped out of ASC Topic 310-30. The remaining seven loans were allocated across various segments and classes.

In evaluating the loan portfolio for an appropriate ALL level, unimpaired loans are grouped into segments based on broad characteristics such as primary use and underlying collateral. Within the segments, the portfolio is further disaggregated into classes of loans with similar attributes and risk characteristics for purposes of applying loss ratios and determining applicable subjective adjustments to the ALL. The application of subjective adjustments is based upon qualitative risk factors, including:

•	economic trends and conditions;

•	industry conditions;

•	asset quality;

•	loss trends;

•	lending management;

•	portfolio growth; and

•	loan review/internal audit results.

We have identified five primary loan segments that are further stratified into 22 loan classes to provide more granularity in analyzing loss history and to allow for more definitive qualitative adjustments based upon specific factors affecting each loan class.

Following are the loan classes within each of the five primary loan segments:

Commercial	Commercial real estate	Agriculture	Residential real estate	Consumer
Wholesale	1-4 family construction	Total agriculture	Sr. lien 1-4 family closed end	Secured
Manufacturing	1-4 family— acquisition and development		Jr. lien 1-4 family closed end	Unsecured
Transportation/ warehousing	Commercial construction		Sr. lien 1-4 family open end	Credit card
Finance and insurance	Commercial— acquisition and development		Jr. lien 1-4 family open end	Overdraft
Oil and gas	Multi-family
All other commercial and industrial	Owner-occupied
Non-owner occupied

Actual historical loss data is limited due to the relatively recent inception date of the Company and the recent acquisitions of the Bank of Choice and the Community Banks of Colorado further limits loss history on those acquired loans. The methodology used in establishing the historical loss ratios for acquired residential real estate, consumer and agriculture loans was the three-year historical net charge-off percentage realized by Bank Midwest prior to our acquisition. We believe use of the historical net charge-off data for the aforementioned residential real estate, consumer and agriculture loans is an appropriate baseline due to the fact that we acquired approximately 84% of these loan types on a combined basis. The percentage acquired by each loan type was as follows: residential real estate (82%), consumer (90%), and agriculture (98%). Bank of Choice was acquired on July 22, 2011, and Community Banks of Colorado was acquired on October 21, 2011, and all of the loans acquired in those transactions were recorded at fair value at the respective dates of acquisition. Additionally, the majority of the loans acquired with those acquisitions are accounted for under ASC Topic 310-30.

Historical loss ratios of loan classes are calculated based on the proportion of actual charge-offs experienced to the total population of loans in the class. The historical baseline is then adjusted based on our analysis of the current conditions as they relate to the subjective adjustment factors described above. The ALL percentage for the remaining loan classes with no relevant history was initially established through the process of assigning the subjective adjustments to the seven subjective factors listed above. Portions of the ALL may be allocated for specific loans or specific loan classes; however, the entire ALL is available for any loan that, in our judgment, should be charged-off.

Six months ended June 30, 2012

In addition to the $13.7 million of provision for loan losses expense for our loans accounted for under ASC Topic 310-30, we recorded $6.3 million of provision for loan losses for loans not accounted for under ASC Topic 310-30 as we provided for loan charge-offs and credit risks inherent in the June 30, 2012 non ASC Topic 310-30 balances.

We charged off $15.2 million of loans during the six-months ended June 30, 2012 primarily related to commercial and commercial real estate loans. Approximately $8.9 million of these charge-offs were related to loans accounted for under ASC Topic 310-30 and were provided for during the previous re-measurements. Of the $6.2 million non 310-30 charge-offs, $2.4 million was related to one commercial and industrial loan which was a result of fraudulent collateral accepted by the acquired institution and is not indicative of expected future charge-offs.

Years ended December 31, 2011 and 2010

For the year ended December 31, 2011, we recorded $15.0 million of provision for loan losses for loans not accounted for under ASC Topic 310-30 as we provided for loan charge-offs and risks inherent in the December 31, 2011 non ASC Topic 310-30 balances.

We charged off $6.4 million of loans not accounted for under ASC Topic 310-30 during 2011, $3.4 million of which was a result of a large anchor tenant vacating several commercial properties and declaring bankruptcy, and $1.4 million of commercial and industrial loans primarily as a result of a heavy equipment loan. During 2011, we also charged-off $3.1 million of commercial and industrial loans accounted for under ASC Topic 310-30 as a result of decreased estimated cash flows.

After considering the abovementioned factors, we believe that the ALL of $17.3 million and $11.5 million was adequate to cover probable losses inherent in the loan portfolio at June 30, 2012 and December 31, 2011, respectively. However, it is likely that future adjustments to the ALL will be necessary and any changes to the assumptions, circumstances or estimates used in determining the ALL could adversely affect the Company’s results of operations, liquidity or financial condition.

The following schedule presents, by class stratification, the changes in the ALL from March 31, 2012 to June 30, 2012 (in thousands):

	310-30	Non 310-30	Total
Allowance for loan losses at March 31, 2012	$3,327	$9,081	12,408
Charge-offs:
Commercial	(176)	(127)	(303)
Commercial real estate	(6,613)	(241)	(6,854)
Residential real estate	(144)	(430)	(574)
Consumer and overdrafts	(19)	(203)	(222)
Agriculture	—	(8)	(8)

Total charge-offs	(6,952)	(1,009)	(7,961)
Recoveries	428	193	621

Net charge-offs	(6,524)	(816)	(7,340)
Provision for loan loss	10,456	1,770	12,226

Allowance for loan losses at June 30, 2012	$7,259	$10,035	$17,294

The following schedule presents, by class stratification, the changes in the ALL from December 31, 2011 to June 30, 2012 (in thousands):

	310-30	Non 310-30	Total
Allowance for loan losses at December 31, 2011	$2,188	$9,339	$11,527
Charge-offs:
Commercial	(215)	(2,759)	(2,974)
Commercial real estate	(8,143)	(2,413)	(10,556)
Residential real estate	(560)	(464)	(1,024)
Consumer and overdrafts	(19)	(595)	(614)
Agriculture	—	(8)	(8)
Total charge-offs	(8,937)	(6,239)	(15,176)
Recoveries	273	608	881

Net charge-offs	(8,664)	(5,631)	(14,295)
Provision for loan loss	13,735	6,327	20,062

Allowance for loan losses at June 30, 2012	$7,259	$10,035	$17,294

Ratio of allowance for loan losses to total loans outstanding at period end	0.68%	1.09%	0.87%
Ratio of allowance for loan losses to non-covered loans outstanding at period end			1.42%
Ratio of allowance for non 310-30 loan losses to total non-performing loans at period end		20.13%	34.69%
Ratio of allowance for non 310-30 loan losses to non-performing, non-covered loans at period end		23.85%	41.10%
Ratio of net charge-offs during the period (annualized) to average total loans during the period	1.48%	1.20%	1.36%
Total loans	$1,060,432	$923,642	$1,984,074
Non-covered loans	$388,848	$827,543	$1,216,391
Total non-performing loans	$—	$49,846	$49,846
Non-performing, non-covered loans	$—	$42,077	$42,077
Average total loans outstanding during the period	$1,173,026	$939,406	$2,112,432

The following schedule presents, by class stratification, the changes in the ALL from December 31, 2010 to December 31, 2011 (in thousands):

	310-30	Non 310-30	Total
Allowance for loan losses at December 31, 2010	$—	$48	$48
Charge-offs:
Commercial	(3,111)	(1,399)	(4,510)
Commercial real estate	—	(3,378)	(3,378)
Residential real estate	—	(288)	(288)
Consumer and overdrafts	—	(1,330)	(1,330)
Agriculture	—	—	—
Total charge-offs	(3,111)	(6,395)	(9,506)
Recoveries	288	695	983

Net charge-offs	(2,823)	(5,700)	(8,523)
Provision for loan loss	5,011	14,991	20,002

Allowance for loan losses at December 31, 2011	$2,188	$9,339	$11,527

Ratio of allowance for loan losses to total loans outstanding at period end	0.17%	0.97%	0.51%
Ratio of allowance for loan losses to non-covered loans outstanding at period end			0.71%
Ratio of allowance for non 310-30 loan losses to total non-performing loans		18.40%	22.71%
Ratio of allowance for non 310-30 loan losses to total non-performing, non-covered loans		25.99%	32.08%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.34%	0.68%	0.51%
Total loans	$1,307,709	$966,342	$2,274,051
Non-covered loans	$480,623	$840,713	$1,321,336
Total non-performing loans	$—	$50,750	$50,750
Non-performing, non-covered loans	$—	$35,934	$35,934
Average total loans outstanding during the period	$823,598	$837,898	$1,661,496

The following table presents the allocation of the ALL and the percentage of the total amount of loans in each loan category listed as of the dates presented:

	June 30, 2012
	Total loans	% of total loans	Related ALL	% of ALL
Commercial and industrial	$283,764	14%	$3,318	19%
Commercial real estate	965,916	49%	7,796	45%
Agriculture	147,043	7%	660	4%
Residential real estate	525,539	26%	4,872	28%
Consumer and overdrafts	61,812	3%	647	4%

Total	$1,984,074	100%	$17,294	100%

	December 31, 2011
	Total loans	% of total loans	Related ALL	% of ALL
Commercial and industrial	$372,931	16%	$2,959	26%
Commercial real estate	1,152,478	51%	3,389	29%
Agriculture	151,403	7%	282	2%
Residential real estate	522,885	23%	4,121	36%
Consumer and overdrafts	74,354	3%	776	7%

Total	$2,274,051	100%	$11,527	100%

	December 31, 2010
	Total loans	% of total loans	Related ALL	% of ALL
Commercial and industrial	$256,003	16%	$—	0%
Commercial real estate	927,543	59%	—	0%
Agriculture	61,278	4%	—	0%
Residential real estate	295,910	19%	—	0%
Consumer and overdrafts	28,136	2%	48	100%

Total	$1,568,870	100%	$48	100%

FDIC Indemnification Asset and Clawback Liability

The FDIC indemnification asset represents the net present value of the expected reimbursements from the FDIC for probable losses on covered loans and OREO that were acquired in the Hillcrest Bank and Community Banks of Colorado transactions. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on, and sale of collateral, or the sale or charge-off of loans or OREO, the portion of any loss incurred that is reimbursable by the FDIC is recognized as FDIC loss sharing income in non-interest income. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount of the FDIC indemnification asset.

We recorded FDIC indemnification assets at fair value in connection with our Hillcrest Bank and Community Banks of Colorado acquisitions. The initial fair values were established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The discount is accreted to income in connection with the expected timing of the related cash flows, and may increase or decrease from period to period due to changes in amounts and timing of expected cash flows from covered loans and OREO. During the six months ended June 30, 2012, we recognized $6.3 million of negative accretion related to the FDIC indemnification asset as the performance of our covered assets has improved.

During the six months ended June 30, 2012, we recognized $6.3 million of negative accretion on the FDIC indemnification asset, and reduced the carrying value of the FDIC indemnification asset by $68.5 million as a result of claims filed with the FDIC as discussed below. The negative accretion resulted from an increase in actual and expected cash flows on the underlying covered assets, resulting in lower expected reimbursements from the FDIC. The increase in expected cash flows from these underlying assets is reflected in increased accretion rates on covered loans as well as an increased amount of accretable yield on our covered loans accounted for under ASC Topic 310-30 and is being recognized over the expected lives of the underlying covered loans as an adjustment to yield. During the six months ended June 30, 2012, we submitted $74.1 million of loss share claims to the FDIC for the reimbursable portion of losses related to the Hillcrest Bank and Community Banks of Colorado covered assets incurred during the fourth quarter of 2011 and the first quarter of 2012. Included in the $74.1 million were $5.6 million of claims related to additional losses incurred during the period that were not previously considered in the carrying amount of the indemnification asset. The loss claims filed are subject to review and approval, including extensive audits, by the FDIC or its assigned agents for compliance with the terms in the loss sharing agreements. During the six months ended June 30, 2012, the FDIC paid $33.1 million related to losses incurred during the fourth quarter of 2011 and paid us an additional $13.4 million subsequent to June 30, 2012. The remaining claimed amounts are anticipated to be received during the third quarter of 2012.

During 2011, we recognized negative accretion of $6.1 million and in 2010 we recognized $1.7 million of positive accretion related to the FDIC indemnification asset. During 2011, we received $89.1 million from the FDIC for reimbursement of losses that occurred from the date of acquisition of Hillcrest Bank through September 30, 2011, in accordance with our loss sharing agreements. Included in the $89.1 million received from the FDIC were reimbursements of expenses incurred for the resolution of covered assets netted with recoveries received on covered assets that were not included in the expected cash flows of the indemnification assets.

Within 45 days of the end of each of the loss sharing agreements with the FDIC, we may be required to reimburse the FDIC in the event that the Company’s losses on covered assets do not reach the second tranche in each related loss sharing agreement, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. At June 30, 2012 and December 31, 2011, this clawback liability was carried at $29.6 million and $30.0 million, respectively, and is included in Due to FDIC in our consolidated statements of financial condition.

Other real estate owned

OREO is comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. We have a dedicated, enterprise-level problem asset resolution team that is actively working to resolve problem loans and to obtain and subsequently sell the underlying collateral. The OREO balance of $137.7 million at June 30, 2012 includes the interests of several outside participating banks totaling $17.9 million, for which an offsetting liability is recorded in other liabilities and excludes $12.2 million of the Company’s minority interests in OREO which are held by outside banks where we were not the lead bank and do not have a controlling interest, for which a receivable is included in other assets. At June 30, 2011, $69.7 million, or 50.6%, of OREO was related to Hillcrest Bank, $38.1 million, or 27.6%, of OREO was related to Bank of Choice, and $29.3 million, or 21.3%, of OREO was related to Community Banks of Colorado. Of the $137.7 million of OREO at June 30, 2012, $77.5 million, or 56.3%, was covered by the loss sharing agreements with the FDIC. Any losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. During the six months ended June 30, 2012, the Company sold $35.9 million of OREO and realized net gains on these sales of $4.0 million, and during the six months ended June 30, 2011 the Company sold $11.4 million of OREO and realized net losses of $0.6 million. Changes in OREO for the six months ended June 30, 2012 and 2011 were as follows (in thousands):

	For the six months ended June 30,
	2012	2011
Balance at December 31	$120,636	$54,078
Transfers from loan portfolio	56,100	29,426
Impairments	(7,213)	—
Sales, net of gains and losses	(31,811)	(12,004)

Balance at June 30	$137,712	$71,500

At December 31, 2011, $55.5 million, or 46.0%, of OREO was related to Hillcrest Bank, $38.4 million, or 31.8%, of OREO was related to Bank of Choice, and $26.6 million, or 22.0%, of OREO was related to Community Banks of Colorado. As such, $77.1 million, or 63.9%, of OREO was covered by the loss sharing arrangement with the FDIC. Any gains or losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. During 2011, we sold $48.7 million of OREO and realized gains on sales of covered OREO of $2.2 million. Changes in OREO during 2011 were as follows (in thousands):

Balance at December 31, 2010	$54,078
Purchases through acquisition at fair value	64,084
Transfers from loan portfolio	52,294
Sales, net of gains and losses	(48,682)
Impairments	(1,138)

Balance at December 31, 2011	$120,636

Other Assets

Significant components of other assets were as follows as of the periods indicated (in thousands):

	June 30, 2012	December 31, 2011
FDIC indemnification-claimed	$40,956	$—
Minority interest in participated other real estate owned	12,192	—
Accrued interest on interest bearing bank deposits and investment securities	7,211	5,651
Accrued interest on loans	7,656	10,371
Other receivable from FDIC	472	11,191
Other	12,161	11,629

Total other assets	$80,648	$38,842

	December 31, 2011	December 31, 2010
Accrued interest on interest bearing bank deposits and investment securities	5,651	2,694
Accrued interest on loans	10,371	7,158
Other receivable from FDIC	11,191	10,027
Other	11,629	4,187

Total other assets	$38,842	$24,066

Six months ended June 30, 2012

The FDIC indemnification-claimed, which is comprised of adjustments to covered assets, reimbursable expenses incurred during the resolution of covered assets, and other miscellaneous adjustments from the FDIC, increased $41.0 million during the six months ended June 30, 2012 in connection with the loss share claims submitted to the FDIC that remained unpaid as of June 30, 2012. In January 2012, loss share claims for $34.4 million and $6.6 million, for Community Banks of Colorado and Hillcrest Bank, respectively, were submitted to the FDIC for loss events and resolution expenses incurred during the fourth quarter of 2011.

During the six months ended June 30, 2012, we recorded $12 million of minority interest in participated OREO in connection with the repossession of collateral on loans for which we were not the lead bank and we do not have a controlling interest. These properties have been repossessed by the lead banks and we have recorded our receivable due from the lead banks in other assets as minority interest in participated OREO.

During the six months ended June 30, 2012, the other receivable due from FDIC decreased $10.7 million as settlement items related to the Community Banks of Colorado acquisition in the fourth quarter of 2011 were settled with FDIC.

Years ended December 31, 2011 and 2010

Accrued interest on interest bearing bank deposits and investment securities increased $3.0 million from December 31, 2010 to December 31, 2011. Approximately $0.5 million of the difference was attributable to the accrued interest related to the pending investment trades that was included in other liabilities at December 31, 2010. The securities and related accrued interest receivable were settled in cash during the first quarter of 2011.

At December 31, 2011 and 2010 we had various receivables due to us from the FDIC. These amounts were primarily attributable to various settlement items related to the Community Banks of Colorado and Hillcrest Bank acquisitions that were outstanding at December 31, 2011 and 2010, respectively.

Other Liabilities

Significant components of other liabilities were as follows as of the dates indicated (in thousands):

	June 30, 2012	December 31, 2011
Participant interest in other real estate owned	$17,850	$—
Accrued and deferred income taxes payable	27,180	45,081
Accrued interest payable	6,533	11,017
Accrued expenses	11,417	15,916
Warrant liability	6,982	6,845
Other liabilities	2,505	5,816

Total other liabilities	$72,467	$84,675

	December 31, 2011	December 31, 2010
Accrued and deferred income taxes payable	$45,081	$5,399
Accrued interest payable	11,017	15,389
Accrued expenses	15,916	7,182
Warrant liability	6,845	6,901
Other liabilities	5,816	1,730

Total other liabilities	$84,675	$36,601

Six months ended June 30, 2012

During the six months ended June 30, 2012, we recorded $17.9 million of participant interests in other real estate owned which represents participant banks’ interests in properties that we have repossessed. These participant interests are also reflected in our other real estate owned balances.

Accrued and deferred income taxes payable decreased $17.9 million during the six months ended June 30, 2012 primarily as a result of tax payments paid during that period.

During the six months ended June 30, 2012, we continued to lower the interest rates on our deposits, coupled with the shift from higher-cost time deposits to lower cost transaction accounts. The lower cost mix of deposits resulted in a decrease in accrued interest payable of $4.5 million from December 31, 2011 to June 30, 2012.

We have outstanding warrants to purchase 830,750 shares of our common stock, which are classified as a liability and included in other liabilities in our consolidated statements of financial condition. The warrants were granted to certain lead stockholders and all warrants have an exercise price of $20.00 per share. The term of the warrants is for ten years and the expiration dates of the warrants range from October 20, 2019 to September 30, 2020. We revalue the warrants at the end of each reporting period using a Black-Scholes model and any change in fair value is reported in the statements of operations as “loss (gain) from change in fair value of warrant liability” in non-interest expense in the period in which the change occurred. The warrant liability increased $0.1 million during the six months ended June 30, 2012. The value of the warrant liability, and the expense that results from an increase to this liability, has a direct correlation to our stock price. Accordingly, any increase in our stock price, whether it be through this offering or otherwise, would result in an increase in the warrant liability and the associated expense. More information on the accounting and measurement of the warrant liability can be found in notes 2 and 19 in our audited consolidated financial statements.

Years ended December 31, 2011 and 2010

During 2011, accrued and deferred income tax payable increased $39.9 million due to our net income of $42.0 million, which was largely driven by the $60.5 million bargain purchase gain associated with the Bank of Choice acquisition. The other liabilities component of total other liabilities increased $4.1 million due to increases in miscellaneous expenses accrued during 2011.

Accrued interest payable decreased $4.4 million from December 31, 2010 to December 31, 2011 due to lower interest rates offered on deposits and the shift from longer term time deposits to savings, money market and demand deposits during the period. At December 31, 2010, accrued expenses were up $8.7 million from the previous year. The increase is reflective of our additional two banks and the inherent increase associated therewith and increased accruals for OREO real estate taxes.

Funding Sources

Deposits from banking clients serve as a primary funding source for our banking operations. Our banking centers function as the primary deposit gathering stations, where we seek to price deposits competitively in accordance with other depository institutions in the area and according to our needs.

In connection with our acquisitions of Bank of Choice in July 2011 and Community Banks of Colorado in October 2011 we transferred approximately $100 million and $174 million, respectively, of holding company cash in the form of capital contributions to NBH Bank to provide sufficient capital for the consummation of those acquisitions. Under our agreements with the OCC and the FDIC, NBH Bank is not permitted to pay any dividends to the holding company prior to December 2013. As such, the funding sources for our holding company are currently limited to the cash on hand at the holding company, which was approximately $110.8 million at June 30, 2012 and $113.6 million at December 31, 2011.

In conjunction with the consummation of the Hillcrest Bank and Bank Midwest transactions, the Company contributed $170 million of capital into Hillcrest Bank and $390 million of capital into Bank Midwest to fund these acquisitions.

Deposits

Our ability to gather and manage deposit levels is critical to our success. Deposits not only provide a low cost funding source for our loans, but also provide a foundation for the customer relationships that are critical to future loan growth. We assumed the majority of our deposit accounts with our acquisitions of Bank Midwest and Hillcrest Bank during the fourth quarter of 2010, our acquisition of Bank of Choice in July 2011, and acquisition of the Community Banks of Colorado in October 2011. The deposits were recorded at their estimated fair value and we marked the time deposits assumed in the Bank Midwest transaction up by $0.9 million, which is being amortized as an adjustment to yield over the expected life of the related time deposits. A fair value adjustment was not deemed necessary on the deposits assumed in the Bank of Choice, Hillcrest Bank, or the Community Banks of Colorado transactions because we had the option to re-price these time deposits at the time of the acquisition.

The following table presents information regarding our deposit composition at June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012		December 31, 2011
Non-interest bearing demand deposits	$633,936	14%	$678,735	13%
Interest bearing demand deposits	527,363	12%	537,160	11%
Savings accounts	183,563	4%	169,378	3%
Money market accounts	998,186	22%	893,184	18%

Total transaction accounts	2,343,048	52%	2,278,457	45%
Time deposits < $100,000	1,353,239	30%	1,680,531	33%
Time deposits > $100,000	833,262	18%	1,104,065	22%

Total time deposits	2,186,501	48%	2,784,596	55%

Total deposits	$4,529,549	100%	$5,063,053	100%

During the six months ended June 30, 2012, our total deposits decreased $533.5 million, as high-priced time deposits assumed in our Hillcrest Bank and Community Banks of Colorado acquisitions matured and were not renewed. Our transaction deposits have been steadily increasing as a result of our strategic shift away from time deposits and to lower cost demand deposits, savings and money market accounts, which is consistent with our consumer banking strategy. As of June 30, 2012, approximately 49% of acquired time deposits have been either repriced or moved out of the bank, the majority of which we believe were priced above market. Approximately 67% of the remaining acquired time deposits are scheduled to mature by December 31, 2012.

The following table presents information regarding our deposit composition December 31, 2011 and 2010 (in thousands):

	December 31, 2011		December 31, 2010
Non-interest bearing demand deposits	$678,735	13%	$326,159	10%
Interest bearing demand deposits	537,160	11%	211,601	6%
Savings accounts	169,378	3%	107,581	3%
Money market accounts	893,184	18%	563,981	16%

Total transaction accounts	2,278,457	45%	1,209,322	35%
Time deposits < $100,000	1,680,531	33%	1,497,865	43%
Time deposits > $100,000	1,104,065	22%	766,152	22%

Total time deposits	2,784,596	55%	2,264,017	65%

Total deposits	$5,063,053	100%	$3,473,339	100%

During the year ended December 31, 2011, our total deposits increased $1.6 billion, which was attributable to the acquisitions of Bank of Choice and Community Banks of Colorado. Bank of Choice was acquired during the third quarter of 2011 and contributed $756.3 million of total deposits at December 31, 2011. Community Banks of Colorado, acquired during the fourth quarter of 2011, contributed $1.1 billion in total deposits at December 31, 2011.

Approximately 61.9% and 60.4% of the time deposits at June 30, 2012 and December 31, 2011, respectively, were for denominations of less than $100,000. The remaining maturities of these time deposits are summarized as follows (in thousands):

	June 30, 2012		December 31, 2011
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$395,364	1.14%	$446,447	1.22%
Over 3 months through 6 months	307,401	0.82%	345,592	1.09%
Over 6 months through 12 months	350,195	0.77%	627,241	1.11%
Over 12 months through 24 months	223,461	1.07%	180,967	1.54%
Over 24 months through 36 months	35,669	1.83%	34,097	2.00%
Over 36 months through 48 months	22,172	2.31%	23,458	2.61%
Over 48 months through 60 months	13,992	1.76%	17,914	1.93%
Thereafter	4,985	2.43%	4,815	2.72%

Total time deposits < $100,000	$1,353,239	1.01%	$1,680,531	1.24%

Approximately 60.4% and 66.2% of the time deposits at December 31, 2011 and 2010, respectively, were for denominations of less than $100,000. The remaining maturities of these time deposits are summarized as follows (in thousands):

	December 31, 2011		December 31, 2010
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$446,447	1.22%	$388,459	2.00%
Over 3 months through 6 months	345,592	1.09%	355,724	1.72%
Over 6 months through 12 months	627,241	1.11%	475,302	1.45%
Over 12 months through 24 months	180,967	1.54%	199,144	1.94%
Over 24 months through 36 months	34,097	2.00%	48,286	2.98%
Over 36 months through 48 months	23,458	2.61%	11,128	3.16%
Over 48 months through 60 months	17,914	1.93%	15,326	2.76%
Thereafter	4,815	2.72%	4,496	3.58%

Total time deposits < $100,000	$1,680,531	1.24%	$1,497,865	1.80%

Approximately 38.1% and 39.6% of the time deposits at June 30, 2012 and December 31, 2011, respectively, were for denominations of $100,000 or more. The remaining maturities of these time deposits are summarized as follows (in thousands):

	June 30, 2012		December 31, 2011
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$240,913	1.54%	$300,388	1.41%
Over 3 months through 6 months	192,618	0.99%	209,148	1.25%
Over 6 months through 12 months	176,450	0.95%	387,708	1.41%
Over 12 months through 24 months	130,566	1.21%	128,881	1.64%
Over 24 months through 36 months	37,566	1.87%	18,782	2.03%
Over 36 months through 48 months	29,806	2.43%	31,220	2.67%
Over 48 months through 60 months	24,253	1.70%	25,636	1.87%
Thereafter	1,090	2.81%	2,302	2.90%

Total time deposits ≥ $100,000	$833,262	1.29%	$1,104,065	1.47%

Approximately 39.6% and 33.8% of the time deposits at December 31, 2011 and 2010, respectively, were for denominations of $100,000 or more. The remaining maturities of these time deposits are summarized as follows (in thousands):

	December 31, 2011		December 31, 2010
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$300,388	1.41%	$176,066	2.07%
Over 3 months through 6 months	209,148	1.25%	119,353	1.73%
Over 6 months through 12 months	387,708	1.41%	256,767	1.61%
Over 12 months through 24 months	128,881	1.64%	163,640	2.10%
Over 24 months through 36 months	18,782	2.03%	30,478	2.81%
Over 36 months through 48 months	31,220	2.67%	3,673	3.09%
Over 48 months through 60 months	25,636	1.87%	14,703	2.80%
Thereafter	2,302	2.90%	1,472	2.92%

Total time deposits ≥ $100,000	$1,104,065	1.47%	$766,152	1.92%

At June 30, 2012, we had $1.7 billion of time deposits that were scheduled to mature within 12 months, $0.6 billion of which are in denominations of $100,000 or more, and $1.1 billion of which are in denominations less than $100,000. The table below highlights the weighted average rate of total time deposits by scheduled maturity date (dollars in thousands):

	June 30, 2012		December 31, 2011
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$636,277	1.29%	$746,835	1.30%
Over 3 months through 6 months	500,019	0.89%	554,740	1.15%
Over 6 months through 12 months	526,645	0.83%	1,014,949	1.23%
Over 12 months through 24 months	354,027	1.13%	309,848	1.58%
Over 24 months through 36 months	73,235	1.85%	52,879	2.01%
Over 36 months through 48 months	51,978	2.38%	54,678	2.65%
Over 48 months through 60 months	38,245	1.72%	43,550	1.89%
Thereafter	6,075	2.50%	7,117	2.77%

Total time deposits	$2,186,501	1.12%	$2,784,596	1.33%

At December 31, 2011, we had $2.3 billion of time deposits that were scheduled to mature within 12 months, $0.9 billion of which were in denominations of $100,000 or more that are shown in the table below, and $1.4 billion of which are in denominations less than $100,000. The table below highlights the weighted average rate of total time deposits by scheduled maturity date (dollars in thousands):

	December 31, 2011		December 31, 2010
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$746,835	1.30%	$564,525	2.02%
Over 3 months through 6 months	554,740	1.15%	475,077	1.72%
Over 6 months through 12 months	1,014,949	1.23%	732,069	1.51%
Over 12 months through 24 months	309,848	1.58%	362,784	2.01%
Over 24 months through 36 months	52,879	2.01%	78,764	2.92%
Over 36 months through 48 months	54,678	2.65%	14,801	3.14%
Over 48 months through 60 months	43,550	1.89%	30,029	2.78%
Thereafter	7,117	2.77%	5,968	3.36%

Total time deposits	$2,784,596	1.33%	$2,264,017	1.84%

In connection with our FDIC-assisted bank acquisitions, the FDIC provided Bank of Choice, Hillcrest Bank, and Community Banks of Colorado depositors with the right to redeem their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. At June 30, 2012 and December 31, 2011, the Company had approximately $569.8 million and $1.1 billion, respectively, of time deposits that were subject to the penalty-free withdrawals, the remaining scheduled maturity dates of which are shown below:

	June 30, 2012	December 31, 2011
Three months or less	$277,657	$341,875
Over 3 months through 6 months	81,388	215,327
Over 6 months through 12 months	84,739	366,574
Over 12 months through 24 months	54,839	126,585
Over 24 months through 36 months	23,716	16,864
Over 36 months through 48 months	34,154	39,055
Over 48 months through 60 months	13,272	23,513
Thereafter	—	404

Total	$569,765	$1,130,197

Regulatory Capital

Our subsidiary bank and the holding company are subject to the regulatory capital adequacy requirements of the Federal Reserve Board, the FDIC and the OCC, as applicable. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly further discretionary actions by regulators that could have a material adverse effect on us. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Through these judgments, assets are risk weighted according to the perceived risk they pose to capital on a scale of 0% to 100%, with 100% risk-weighted assets signifying higher risk assets that warrant higher levels of capital. While many non-covered assets (particularly loans and OREO) typically fall in to 50% or 100% risk-weighted classifications, our covered assets are all considered to be 20% risk-weighted for risk-based capital calculations.

Typically, banks are required to maintain a tier 1 risk-based capital ratio of 4.00%, a total risk-based capital ratio of 8.00% and a tier 1 leverage ratio of 4.00% in order to meet minimum, adequately capitalized regulatory requirements. To be considered well-capitalized (under prompt corrective action provisions), banks must maintain minimum capital ratios of 6.00% for tier 1 risk-based capital, 10.00% for total risk-based capital and 5.00% for the tier 1 leverage ratio. In connection with the approval of the de-novo charters for Hillcrest Bank and NBH Bank, we agreed with our regulators to maintain capital levels of at least 10% tier 1 leverage ratio, 11% tier 1 risk based capital ratio and 12% tier 1 risk-based capital ratio at our subsidiary bank(s) through December, 2013. Following the merger of Hillcrest Bank into NBH Bank in November 2011, only NBH Bank remains subject to these capital ratios. In conjunction with the consummation of the Hillcrest Bank and Bank Midwest transactions, the Company contributed $170 million of capital into Hillcrest Bank and $390 million of capital into Bank Midwest to provide each of our subsidiary banks with sufficient capital to meet and exceed the above-mentioned agreed-upon capital ratios. In July 2011, we contributed $100 million to NBH Bank to provide additional capital to fund the acquisition of Bank of Choice from the FDIC. In October 2011 we contributed capital of $174 million to NBH Bank to fund the Community Banks of Colorado acquisition from the FDIC.

At June 30, 2012 and at December 31, 2011 and 2010, our subsidiary bank(s) and the consolidated holding company exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements, as is detailed in the table below (dollars in thousands):

	June 30, 2012
	Actual		Required to be considered well capitalized (1)			Required to be considered adequately capitalized
	Ratio	Amount	Ratio		Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	17.0%	$981,967	N/	A	N/A	4%	$230,790
NBH Bank, N.A. (2)	15.2%	861,332	10%		565,426	4%	226,170

Tier 1 risk-based capital ratio (3)
Consolidated	49.3%	$981,967	6%		119,451	4%	$79,634
NBH Bank, N.A. (2)	43.8%	861,332	11%		216,102	4%	78,583

Total risk-based capital ratio (3)
Consolidated	50.2%	$999,572	10%		199,086	8%	$159,268
NBH Bank, N.A.(2)	44.7%	878,937	12%		235,748	8%	157,165

	December 31, 2011
	Actual		Required to be considered well capitalized (1)			Required to be considered adequately capitalized
	Ratio	Amount	Ratio		Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	15.1%	$949,154	N	/A	N/A	4%	$251,514
NBH Bank (2).	13.4%	828,321	10%		616,919	4%	246,768

Tier 1 risk-based capital ratio (3)
Consolidated	49.9%	$949,154	6%		$114,077	4%	$76,051
NBH Bank (2)	44.2%	828,321	11%		206,258	4%	75,003

Total risk-based capital ratio (3)
Consolidated	50.5%	$960,681	10%		$190,129	8%	$152,103
NBH Bank (2)	44.8%	839,848	12%		225,009	8%	150,006

	December 31, 2010
	Actual		Required to be considered well capitalized (1)			Required to be considered adequately capitalized
	Ratio	Amount	Ratio		Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	17.9%	$907,958	N	/A	N/A	4%	$206,270
NBH Bank	10.7%	317,144	10%		296,934	4%	118,773
Hillcrest Bank, N.A.	14.2%	193,938	10%		137,304	4%	54,922

Tier 1 risk-based capital ratio (3)
Consolidated	69.6%	$907,958	6%		78,308	4%	$52,206
NBH Bank	32.7%	317,144	11%		106,718	4%	38,806
Hillcrest Bank, N.A.	76.7%	193,938	11%		27,800	4%	10,109

Total risk-based capital ratio (3)
Consolidated	69.6%	$908,041	10%		130,514	8%	$104,411
NBH Bank	32.7%	317,220	12%		116,419	8%	77,613
Hillcrest Bank, N.A.	76.7%	193,945	12%		30,328	8%	20,218

(1)	These ratio requirements are reflective of the agreements the Company has made with its various regulators in connection with the approval of the de novo charters for Hillcrest Bank and NBH Bank, as described above.
(2)	In November 2011, Hillcrest Bank, N.A. was merged into NBH Bank. The capital ratios shown are reflective of the merger.
(3)	Due to the conditional guarantee represented by the loss sharing agreements, the FDIC indemnification asset and covered assets are risk-weighted at 20% for purposes of risk-based capital computations.

Results of Operations

Our net income depends largely on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Our results of operations are also affected by provisions for loan losses and non-interest income, such as service charges, bank card income and FDIC loss sharing income. Our primary operating expenses, aside from interest expense, consist of salaries and employee benefits, professional fees, occupancy costs, and data processing expense.

Overview of Results of Operations

Three and six months ended June 30, 2012

The six months ended June 30, 2012 represents our first two full quarters with the operations of all of our acquisitions. We earned $1.6 million during the first quarter of 2012 and $2.7 million during the second quarter of 2012. These results reflect the increased revenues and expenses associated with our acquisitions of Bank of Choice and Community Banks of Colorado in the second half of 2011, in addition to the further build-out of our business development and operational functions that support our lending activities and the continued integration of our acquisitions. We completed the integration of Community Banks of Colorado in May 2012 and the integration of Bank of Choice in July 2012. During the three and six months ended June 30, 2012 we continued to benefit from the strong yields on our loan portfolio while our dedicated workout group actively worked to resolve our acquired troubled loans. The activity in this resolution process is evidenced by the elevated levels of OREO related expenses and problem loan expenses. During the six months ended June 30, 2012, in addition to net transfers of $23.8 million of non-accretable difference to accretable yield to be recognized in the future, we recorded $20.1 million of provision for loan losses, approximately $15.8 million of which was attributable to covered loans. The FDIC coverage of these impairments is reflected in the estimated cash flows underlying the FDIC indemnification asset.

Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, we recorded net income of $42.0 million compared to net income of $6.1 million during the year ended December 31, 2010. The primary drivers of net income during those periods were the gains on bargain purchases of $60.5 million and $37.8 million recorded during the years ended 2011 and 2010 in connection with our Bank of Choice and Hillcrest Bank acquisitions, respectively. As previously discussed, meaningful comparability to prior periods is limited due to the Community Banks of Colorado acquisition in October 2011, the Bank of Choice acquisition in July 2011, the Hillcrest Bank and NBH Bank acquisitions in the fourth quarter of 2010, and the lack of banking operations prior to those acquisitions.

Net Interest Income

We regularly review net interest income metrics to provide us with indicators of how the various components of net interest income are performing. We regularly review: (i) our deposit mix and the cost of deposits; (ii) our loan mix and the yield on loans; (iii) the investment portfolio and the related yields; and (iv) net interest income simulations for various forecast periods.

The following tables present the components of net interest income for the periods indicated. Prior to our acquisition of Hillcrest Bank on October 22, 2010, we did not have any banking operations and subsequent to the Hillcrest Bank acquisition, we have completed three other acquisitions: Bank Midwest on December 10, 2010, Bank of Choice on July 22, 2011 and Community Banks of Colorado on October 21, 2011. As a result, the comparability of the periods presented in the tables below related to 2011 and 2010 is limited. The tables include: (i) the average daily balances of interest-earning assets and interest bearing liabilities; (ii) the average daily balances of non-interest earning assets and non-interest bearing and liabilities; (iii) the total amount of interest income earned on interest-earning assets; (iv) the total amount of interest expense incurred on interest-bearing liabilities; (v) the resultant average yields and rates; (vi) net interest spread; and (vii) net interest margin, which represents the difference between interest income and interest expense, expressed as a percentage of interest-earning assets. The effects of trade-date accounting of investment securities for which the cash had not settled as of December 31, 2010 are not considered interest-earning assets and are excluded from this presentation for timeframes prior to their cash settlement, as are the market value adjustments on the investment securities available-for-sale. Non-accrual and restructured loan balances are included in the average loan balances; however, the forgone interest on non-accrual and restructured loans is not included in the dollar amounts of interest earned. All amounts presented are on a pre-tax basis.

	Three months ended June 30, 2012			Three months ended March 31, 2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest earning assets:
310-30 loans	$1,108,322	$25,694	9.32%	$1,242,596	$26,549	8.59%
Non 310-30 loans (1)(2)	927,688	16,900	7.33%	953,345	20,042	8.46%
Investment securities available-for-sale	1,759,623	10,124	2.31%	1,961,349	14,895	3.05%
Investment securities held-to-maturity	738,196	6,330	3.45%	23,291	211	3.64%
Other securities	31,943	384	4.84%	29,112	381	5.26%
Interest-bearing deposits	650,759	413	0.26%	1,263,164	812	0.26%

Total interest earning assets	$5,216,531	$59,845	4.61%	$5,472,857	$62,890	4.62%

Cash and due from banks	70,805			73,450
Other assets	623,648			637,102
Allowance for loan losses	(11,375)			(6,334)

Total assets	$5,899,609			$6,177,075

Interest bearing liabilities:
Savings deposits and interest bearing checking	$1,705,916	$1,364	0.32%	$1,669,889	$1,607	0.39%
Time Deposits	2,298,782	6,536	1.14%	2,580,053	7,996	1.25%
Securities sold under agreements to repurchase	62,124	32	0.21%	49,403	29	0.23%

Total interest bearing liabilities	$4,066,822	7,932	0.78%	$4,299,345	$9,632	0.90%

Demand deposits	622,936			645,972
Other liabilities	115,032			139,131

Total liabilities	4,804,790			5,084,448

Stockholders’ equity	1,094,819			1,092,627

Total liabilities and stockholders’ equity	$5,899,609			$6,177,075

Net interest income		$51,913			$53,258

Interest rate spread			3.83%			3.72%
Net interest earning assets	$1,149,709			$1,173,512

Net interest margin			4.00%			3.91%
Ratio of average interest earning assets to average interest bearing liabilities	128.27%			127.30%

(1)	Originated loans are net of deferred loan fees, less costs.
(2)	Loan fees, less costs on originated loans, are included in interest income over the life of the loan.

During the three months ended June 30, 2012, net interest margin improved by 0.09% and our interest rate spread expanded by 0.11% compared to the three months ended March 31, 2012. The increase in net interest margin was driven by a 0.10% decrease in our cost of deposits as we continue to execute our strategy of transitioning to lower cost transaction accounts and away from many of the high-priced time deposits that our acquired troubled banks relied upon. Progress on our deposit mix was evidenced by a $36.0 million increase in our transaction accounts compared to a $281.3 million decrease in time deposits as we rolled off high-priced time deposits, many of which were acquired with our Hillcrest Bank and Community Banks of Colorado acquisitions. We continued to earn strong yields on our loan portfolio, as evidenced by a total loan portfolio yield of 8.41% during the three months ended June 30, 2012; however the total loan portfolio yield decreased 0.12% during the quarter. The strong loan yields, particularly on our portfolio of loans accounted for under ASC Topic 310-30, are attributable to the accretion of accretable yield on those loans and increases in the yield on this portfolio are a result of the effects of life-to-date transfers of non-accretable difference to accretable yield that are being recognized over the remaining life of these loans. As a result, we expect downward pressure on our interest income to the extent that the runoff of our acquired loan portfolio is not replaced with comparable high-yielding loans. Note 2 to our audited consolidated financial statements provides more information on the accounting treatment of acquired loans. During the three months ended June 30, 2012, we increased our investment securities portfolio, however with the current low interest rate environment, it resulted in a 0.41% decrease in yield on the total investment portfolio.

The table below presents the components of net interest income for the three months ended June 30, 2012 and 2011:

	Three months ended June 30, 2012			Three months ended June 30, 2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)			(Dollars in thousands)
Interest earning assets:
310-30 loans	$1,108,322	$25,694	9.32%	$543,451	$11,625	8.58%
Non-310-30 loans (1)(2)	927,688	16,900	7.33%	862,027	15,980	7.44%
Investment securities available-for-sale	1,759,623	10,124	2.31%	1,996,289	16,014	3.22%
Investment securities held-to-maturity	738,196	6,330	3.45%	—	—	0.00%
Other securities	31,943	384	4.84%	16,869	252	5.98%
Interest-bearing deposits	650,759	413	0.26%	728,653	415	0.23%

Total interest earning assets	$5,216,531	$59,845	4.61%	$4,147,289	$44,286	4.28%

Cash and due from banks	70,805			41,363
Other assets	623,648			417,292
Allowance for loan losses	(11,375)			(2,582)

Total assets	$5,899,609			$4,603,362

Interest bearing liabilities:
Savings deposits and interest bearing checking	$1,705,916	$1,364	0.32%	$1,002,845	$1,340	0.54%
Time Deposits	2, 298,782	6,536	1.14%	2,180,026	8,481	1.56%
Securities sold under agreements to repurchase	62,124	32	0.21%	26,961	24	0.35%

Total interest bearing liabilities	$4,066,822	$7,932	0.78%	$3,209,832	$9,845	1.23%

Demand deposits	622,936			321,766
Other liabilities	115,032			59,968

Total liabilities	4,804,790			3,591,566

Stockholders’ equity	1,094,819			1,011,796

Total liabilities and stockholders’ equity	$5,899,609			$4,603,362

Net interest income		$51,913			$34,441

Interest rate spread			3.83%			3.05%
Net interest earning assets	$1,149,709			$937,457

Net interest margin			4.00%			3.33%
Ratio of average earning assets to average interest bearing liabilities	128.27%			129.21%

(1)	Originated loans are net of deferred loan fees, less costs.
(2)	Loan fees, less costs on originated loans, are included in interest income over the life of the loan.

The table below presents the components of net interest income for the six months ended June 30, 2012 and 2011:

	Six months ended June 30, 2012			Six months ended June 30, 2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)			(Dollars in thousands)
Interest earning assets:
310-30 loans	$1,175,459	$52,243	8.94%	$567,830	$23,478	8.34%
Non-310-30 loans (1)(2)	936,973	36,942	7.93%	882,612	32,067	7.33%
Investment securities available-for-sale	1,860,497	25,019	2.70%	1,772,142	28,496	3.24%
Investment securities held-to-maturity	380,743	6,541	3.45%	—	—	0.00%
Other securities	30,527	765	5.04%	16,938	504	6.00%
Interest-bearing deposits	956,942	1,225	0.26%	914,487	1,108	0.24%

Total interest earning assets	$5,341,142	$122,735	4.62%	$4,154,009	$85,653	4.16%

Cash and due from banks	72,149			38,714
Other assets	637,537			464,487
Allowance for loan losses	(8,853)			(180)

Total assets	$6,041,975			$4,657,030

Interest bearing liabilities:
Savings deposits and interest bearing checking	$1,687,876	$2,968	0.35%	$967,576	$2,862	0.60%
Time Deposits	2,439, 417	14,535	1.20%	2,216,313	18,031	1.64%
Securities sold under agreements to repurchase	55,763	61	0.22%	26,013	41	0.32%

Total interest bearing liabilities	$4,183,056	$17,564	0.84%	$3,209,902	$20,934	1.32%

Demand deposits	634,482			320,752
Other liabilities	130,724			123,044

Total liabilities	4,948,262			3,653,698

Stockholders’ equity	1,093,713			1,003,332

Total liabilities and stockholders’ equity	$6,041,975			$4,657,030

Net interest income		$105,171			$64,719

Interest rate spread			3.78%			2.84%
Net interest earning assets	$1,158,086			$944,107

Net interest margin			3.96%			3.14%
Ratio of average earning assets to average interest bearing liabilities	127.69%			129.41%

(1)	Originated loans are net of deferred loan fees, less costs.
(2)	Loan fees, less costs on originated loans, are included in interest income over the life of the loan.

Net interest income totaled $105.1 million and $64.7 million for the six months ended June 30, 2012 and 2011, respectively, with the increase primarily attributable to the average interest-earning assets that resulted from the Bank of Choice and Community Banks of Colorado acquisitions in the second half of 2011. Average investment securities, measured from the date of settlement comprised $2.2 billion or 42.0% of total average interest-earning assets during the six months ended June 30, 2012. Average loans made up $2.1 billion or 40.0% of total average interest-earning assets during the six months ended June 30, 2012.

The following table summarizes the changes in net interest income by major category of interest earning assets and interest bearing liabilities, identifying changes related to volume and changes related to rates.

	Three Months Ended June 30, 2012 Compared To Three Months Ended June 30, 2011			Six Months Ended June 30, 2012 Compared To Six Months Ended June 30, 2011
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Net	Volume	Rate (3)	Net
	(In thousands)			(In thousands)
Interest income:
310-30 loans	$12,083	$1,986	$14,069	$25,123	$3,642	$28,765
Non-310-30 loans(1)(2)	1,217	(297)	920	1,975	2,900	4,875
Investment securities available-for-sale	(1,899)	(3,991)	(5,890)	1,421	(4,898)	(3,477)
Investment securities held-to-maturity	6,330	—	6,330	6,541	—	6,541
Other securities	225	(93)	132	404	(143)	261
Interest-bearing deposits	(44)	42	(2)	51	66	117

Total interest income	$17,913	$(2,354)	$15,559	$35,516	$1,566	$37,082

Interest expense:
Savings deposits and interest bearing checking	$940	$(915)	$25	$2,131	$(2,025)	$106
Time deposits	462	(2,408)	(1,946)	1,815	(5,311)	(3,496)
Securities sold under agreements to repurchase	31	(23)	8	47	(27)	20

Total interest expense	$1,433	$(3,346)	$(1,913)	$3,993	$(7,363)	$(3,370)

Net change in net interest income	$16,480	$992	$17,472	$31,523	$8,929	$40,452

(1)	Originated loans are net of deferred loan fees, less costs.
(2)	Loan fees, less costs on originated loans, are included in interest income over the life of the loan.
(3)	Also includes changes due to number of days.

The table below presents the components of net interest income for the twelve months ended December 31, 2011 and 2010:

	Year ended December 31, 2011			Year ended December 31, 2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)			(Dollars in thousands)
Interest earning assets:
310-30 loans	$823,598	$63,618	7.72%	$121,194	$10,345	8.54%
Non-310-30 loans (1)(2)	837,898	70,451	8.41%	87,582	6,808	7.77%
Investment securities available-for-sale	1,846,483	59,313	3.21%	62,941	1,501	2.38%
Investment securities held-to-maturity	410	10	2.44%	—	—	0.00%
Other securities	20,071	1,132	5.64%	1,667	88	5.28%
Interest-bearing deposits	1,042,871	2,635	0.25%	1,036,964	2,680	0.26%

Total interest earning assets	$4,571,331	$197,159	4.31%	$1,310,348	$21,422	1.63%

Cash and due from banks	100,210			4,389
Other assets	497,411			61,995
Allowance for loan losses	(3,616)			(569)

Total assets	$5,165,336			$1,376,163

Interest bearing liabilities:
Savings deposits and interest bearing checking	$1,219,191	$5,986	0.49%	$78,300	$496	0.63%
Time Deposits	2,382,637	35,588	1.49%	252,224	4,987	1.98%
Securities sold under agreements to repurchase	31,727	96	0.30%	1,653	5	0.30%
Federal Home Loan Bank advances	1,669	26	1.56%	1,707	24	1.41%

Total interest bearing liabilities	$3,635,224	$41,696	1.15%	$333,884	$5,512	1.65%

Demand deposits	365,461			31,453
Other liabilities	118,029			27,556

Total liabilities	4,118,714			392,893

Stockholders’ equity	1,046,622			983,270

Total liabilities and stockholders’ equity	$5,165,336			$1,376,163

Net interest income		$155,463			$15,910

Interest rate spread			3.17%			-0.02%
Net interest earning assets	$936,107			$976,464

Net interest margin			3.40%			1.21%
Ratio of average earning assets to average interest bearing liabilities	125.75%			392.46%

(1)	Originated loans are net of deferred loan fees, less costs.
(2)	Loan fees, less costs on originated loans, are included in interest income over the life of the loan.

Net interest income totaled $155.5 million and $15.9 million for the years ended December 31, 2011 and 2010, respectively, and was primarily attributable to the average interest-earning assets that resulted from the Hillcrest Bank, Bank Midwest, Bank of Choice, and Community Banks of Colorado acquisitions, and the shift from cash to higher yielding investment securities. Average investment securities, measured from the date of settlement, comprised $1.8 billion, or 40.4%, of total average interest-earning assets during the year ended December 31, 2011. Approximately $1.5 billion of investment securities were purchased and/or settled during 2011 as a result of deploying the cash received from the acquisitions, slightly offset by sales of investment securities of $0.2 billion and $0.3 billion of maturities and pay downs. Average loans made up $1.7 billion, or 36.3%, of total average interest-earning assets during the year ended December 31, 2011.

The vast majority of our loans were acquired and were subject to acquisition accounting guidance whereby the assets and liabilities, including loans, were recorded at fair value at the date of acquisition. The accretable yield on our loans accounted for under ASC Topic 310-30 and the fair value adjustments on our acquired loans excluded from ASC Topic 310-30 are being accreted to income over the life of the loans as an adjustment to yield and, as a result, a significant portion of our interest income on loans is attributable to this accretion. Our acquired loans generally produce higher yields than our originated loans due to the recognition of accretion of interest rate adjustments and accretable yield. As a result, we expect downward pressure on our interest income to the extent that the runoff of our acquired loan portfolio is not replaced with comparable high-yielding loans. Note 2 to our audited consolidated financial statements provides more information on the accounting treatment of acquired loans.

During the year ended December 31, 2011, total interest expense related to interest-bearing liabilities was $41.7 million compared to $5.5 million for the year ended December 31, 2010, or an average cost of 1.15% and 1.65% during the respective periods. The largest component of interest expense was related to time deposits, which carried an average rate of 1.49% and 1.98% during the years ended December 31, 2011 and 2010, respectively.

Our rates on deposits have been higher than the average in the markets in which we operate, primarily because our acquired banks had their deposit rates higher than market at the time we acquired them. Since our first quarter of banking operations, we have been steadily lowering deposit rates as we shift towards a more consumer banking strategy based business model and focus on a lower cost transaction accounts.

Below is a breakdown of deposits and the average rates paid during the periods indicated (in thousands):

	For the three months ended
	June 30, 2012		March 31, 2012		December 31, 2011		September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest bearing demand	$622,936	0.00%	$645,972	0.00%	$625,884	0.00%	$423,646	0.00%	$321,766	0.00%	$318,379	0.00%	$323,116	0.00%
Interest bearing demand	523,202	0.24%	532,574	0.32%	506,257	0.38%	459,573	0.33%	230,157	0.16%	225,237	0.24%	217,730	0.23%
Money market accounts	995,668	0.40%	955,983	0.46%	924,432	0.46%	722,203	0.58%	664,168	0.70%	641,704	0.86%	560,042	0.87%
Savings accounts	187,046	0.16%	181,332	0.19%	161,604	0.19%	123,324	0.21%	108,520	0.33%	111,990	0.44%	97,710	0.45%
Time deposits	2,298,782	1.14%	2,580,053	1.25%	2,931,920	1.26%	2,402,074	1.36%	2,180,026	1.56%	2,230,088	1.72%	2,334,734	1.89%

Total average deposits	$4,627,634	0.69%	$4,895,914	0.79%	$5,150,097	0.84%	$4,130,820	0.94%	$3,504,637	1.12%	$3,527,398	1.28%	$3,533,332	1.41%

Provision for Loan Losses

The provision for loan losses represents the amount of expense that is necessary to bring the ALL to a level that we deem appropriate to absorb probable losses inherent in the loan portfolio as of the balance sheet date. The determination of the ALL, and the resultant provision for loan losses, are subjective and involve estimates and assumptions.

Losses incurred on covered loans are reimbursable at the applicable loss share percentages in accordance with the loss-sharing agreements with the FDIC. Accordingly, any provisions made that relate to covered loans are partially offset by a corresponding increase to the FDIC indemnification asset and FDIC loss sharing income in non-interest income. Below is a summary of the provision for loan losses for the periods indicated (in thousands):

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Provision for impairment on loans accounted for under ASC Topic 310-30	$10,456	$3,063	$13,735	$4,561
Provision for loan losses	1,770	5,728	6,327	8,125

Total provision for loan losses	$12,226	$8,791	$20,062	$12,686

The provision for impairment expense on covered assets has an offsetting increase in non-interest income as a result of the loss sharing agreements with the FDIC. The provisions for loan losses charged to non-covered loans were related to a combination of providing an ALL for new loans, changes in the market conditions and qualitative factors used in analyzing the ALL and specific impairments on non-covered loans. Through the re-measurement process, we recorded $13.7 million of provision for loans accounted for under ASC Topic 310-30 to reflect decreased expected future cash flows, which was primarily driven by our commercial and industrial, commercial real estate and land pools. One land pool contributed $4.9 million, or 35.8%, of the total impairment for the six months ended June 30, 2012. The decreases in expected future cash flows are reflected immediately in our financial statements. Increases in expected future cash flows are reflected through an increase in accretable yield that is accreted to income in future periods, and during the six months ended June 30, 2012, we transferred $23.8 million, net, from non-accretable difference to accretable yield to reflect an increase in expected future cash flows on loans accounted for under ASC Topic 310-30.

The table below summarizes the provision for loans accounted for under ASC Topic 310-30 versus loans not accounted for under ASC Topic 310-30 for the years ended December 31, 2011 and 2010 (in thousands):

	2011	2010
Provision for impairment on loans accounted for under ASC Topic 310-30	$5,011	$—
Provision for loan losses	14,991	88

Total provision for loan losses	$20,002	$88

The provision for impairment expenses on loans accounted for under ASC Topic 310-30 during 2011 related to three covered 310-30 pools where expected cash flows decreased resulting in impairment of $5.0 million. All other 310-30 pools experienced increases in expected cash flows during 2011.

Non-Interest Income

Three and six months ended June 30, 2012 and 2011

For the three and six months ended June 30, 2012 and 2011, service charges comprised the largest component of our non-interest income. Service charges represent various fees charged to clients for banking services, including fees such as non-sufficient funds charges, overdraft fees, service charges on deposit accounts, identity theft protection services, safe deposit box rentals, wire transfer fees, and brokerage fees. Service charges increased $1.6 million during the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to the addition of Bank of Choice and Community Banks of Colorado in the last half of 2011. FDIC loss sharing income represents the income or loss recognized in connection with our loss sharing agreements with the FDIC, and is discussed in greater detail below. The table below details the components of non-interest income during the three and six months ended June 30, 2012 and 2011, respectively (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
FDIC loss sharing income	$1,430	$1,924	$1,442	$6,399
Service charges	4,691	3,700	9,067	7,463
Bank card fees	2,020	1,759	4,321	3,540
Gain on sales of mortgages, net	294	357	603	461
Gain on sale of securities, net	—	158	674	192
Gain on recoveries of previously charged-off acquired loans	257	27	1,790	47
Other non-interest income	1,357	1,548	2,422	1,991

Total non-interest income	$10,049	$9,473	$20,319	$20,093

Bank card fees are comprised primarily of interchange fees on the debit cards that we have issued to our clients. These transactional charges totaled $2.0 million and $1.8 million during the three months ended June 30, 2012 and 2011, and $4.3 million and $3.5 million during the six months ended June 30, 2012 and 2011. Bank of Choice and Community Banks of Colorado had substantially fewer debit cards issued and, as a result, the addition of those banks’ bank card fees did not mirror that of NBH Bank during similar time periods. Other bank card fees include merchant services fees and credit card fees.

Gain on recoveries of previously charged-off acquired loans represents recoveries on loans that were previously charged-off by the predecessor bank prior to takeover by the FDIC. A portion of these recoveries are shared with the FDIC and the sharing of these recoveries is reflected as reimbursement to FDIC for recoveries on non-covered loans.

Years ended December 31, 2011 and 2010

Non-interest income totaled $89.5 million and $42.2 million for the years ended December 31, 2011 and 2010, respectively. The primary components of non-interest income during 2011 were the bargain purchase gain of $60.5 million resulting from the Bank of Choice acquisition, service charges, which totaled $16.8 million, and FDIC loss sharing expense of $4.7 million. The primary driver of non-interest income in 2010 was the $37.8 million bargain purchase gain that resulted from the Hillcrest Bank acquisition. The table below details the components of non-interest income during the years ended December 31, 2011 and 2010, respectively (in thousands):

	2011	2010
FDIC loss sharing income (expense)	$(4,722)	$2,236
Service charges	16,810	1,094
Bank card fees	7,611	517
Bargain purchase gain	60,520	37,778
Gain on sale of mortgages	1,103	268
Gain (loss) on sale of securities	(645)	11
Gain on recoveries of previously charged-off acquired loans	5,902	—
Other non-interest income	2,907	259

Total non-interest income	$89,486	$42,163

Excluding the bargain purchase gain associated with the acquisition of Bank of Choice, for the year ended December 31, 2011, 58.0% of our non-interest income was service charges. Non-sufficient funds charges and overdraft fees represented the largest component of service charges and totaled $13.6 million during 2011.

FDIC loss sharing income (expense)

FDIC loss sharing income (expense) represents the income or loss recognized in connection with the changes in the FDIC indemnification asset and the clawback liability, in addition to the actual reimbursement of costs/recoveries of resolution of covered assets from the FDIC. The primary drivers of the FDIC loss sharing income (expense) are the FDIC reimbursements of the costs of resolving covered assets and the accretion related to the indemnification asset.

Three and six months ended June 30, 2012 and 2011

Activity in the FDIC loss sharing income (expense) during the three and six months ended June 30, 2012 and 2011 was as follows (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
FDIC indemnification asset accretion	$(2,646)	$1,509	$(6,333)	$3,739
Clawback liability amortization	(357)	(167)	(711)	(327)
Clawback liability remeasurement	1,077	—	1,067	—
Reimbursement to FDIC for gain on sale	(163)	—	434	117
Reimbursement to FDIC for recoveries	—	—	(1)	23
FDIC reimbursement of costs of resolution of covered assets	3,519	582	6,986	2,847

Total	$1,430	$1,924	$1,442	$6,399

Years ended December 31, 2011 and 2010

Activity in the FDIC loss sharing income (expense) during the years ended December 31, 2011 and 2010 was as follows (in thousands):

	2011	2010
FDIC indemnification asset accretion	$(6,132)	$1,689
Clawback liability amortization	(845)	(117)
Clawback liability remeasurement	(2,778)	—
Reimbursement to FDIC for gain on sale of and income from covered OREO	(1,130)	—
Reimbursement to FDIC for recoveries on non-covered loans	(1,227)	—
FDIC reimbursement of costs of resolution of covered assets	7,390	664

Total	$(4,722)	$2,236

We recorded the FDIC indemnification asset at its estimated fair value of $159.7 million at the date of the Hillcrest Bank acquisition and an additional $151.0 million at the date of the Community Banks of Colorado acquisition. The initial fair values were established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The discount is accreted to income in connection with the expected timing of the related cash flows, and may increase or decrease from period to period due to changes in amounts and timing of expected cash flows from covered loans and OREO.

During 2011, we recognized negative accretion of $6.1 million and in 2010 we recognized $1.7 million of positive accretion related to the FDIC indemnification asset. The negative accretion in 2011 resulted from an increase in actual and expected cash flows on the underlying covered assets, resulting in lower expected reimbursements from the FDIC. The increase in expected cash flows from these underlying assets, which was driven by an increase in expected cash flows in 10 of the 14 loan pools remeasured during 2011, is reflected in increased accretion rates on covered loans and is being recognized over the remaining expected lives of the underlying covered loans as an adjustment to yield. The decrease in expected cash flows in the remaining four loan pools is reflected as a $5.0 million provision for loan loss on loans accounted for under ASC Topic 310-30.

In September 2011, we received $83.5 million from the FDIC for reimbursement of losses that occurred from the date of acquisition of Hillcrest Bank through June 30, 2011, and in December 2011, we received $5.6 million for reimbursements of losses that occurred during the third quarter of 2011, all in accordance with our loss sharing agreements. As part of the FDIC loss sharing agreement, we share equally in recoveries of loans that had been previously charged-off by the acquired institution (Hillcrest Bank and Community Banks of Colorado in this case) with the FDIC. This recovery-sharing arrangement resulted in $1.2 million of expense during the year ended December 31, 2011 that represents our reimbursement to the FDIC for their portion of these recoveries and is represented in the above table as “Reimbursement to FDIC for recoveries on non-covered loans.”

Non-Interest Expense

Our operating strategy is to capture the efficiencies available by consolidating the operations of our acquisitions and several of our key operating objectives affect our non-interest expense. First, immediately following each of our four acquisitions, we began efforts to consolidate as many functions as possible and we completed the conversion to our new data processing platform in phases. The first phase was completed during the second quarter of 2011, and the second phase was completed during the fourth quarter of 2011 in connection with the merger of Hillcrest Bank into NBH Bank under a single charter. Our Community Banks of Colorado and Bank of Choice acquisitions were converted in May 2012 and July 2012, respectively. We incurred significant professional fees related to the preparation and conversion of these acquisitions. Second, we believe the merger of Hillcrest Bank into NBH Bank, as well as the conversion and integration of Bank of Choice and Community Banks of Colorado, will provide opportunities to further streamline operations and increase efficiencies. Third, our business strategy includes growth strategies that may require added expenses to be incurred as we grow our operations through acquisitions and organic growth.

We expect to incur certain expenses in connection with our initial public offering that may impact our earnings. As we are not selling new shares in our initial public offering, none of these expenses will be offset against any proceeds, but will be expensed. Such expenses include underwriting discounts and related fees, listing fees on the New York Stock Exchange and related registration and filing fees, printing fees, legal and accounting expenses. We estimate that these expenses will total approximately $5.0 million, however readers are cautioned that this is an estimate. Additionally, we expect to incur stock based compensation on awards that have a public listing vesting requirement. As discussed below, at June 30, 2012, we had $3.5 million of stock-based compensation that had previously been deferred, and we expect that at the time of our initial public offering, $5.0 million of stock-based compensation will have been deferred. We may also incur expenses related to the changes in the value of our warrant liabilities or our value appreciation rights in connection with fluctuations in our share price upon and after our initial public offering.

Three and six months ended June 30, 2012 and 2011

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Salaries and employee benefits	22,631	15,944	45,044	30,017
Occupancy and equipment	4,740	2,427	9,277	5,260
Professional fees	3,357	1,944	6,248	4,271
Telecommunications and data processing	3,488	2,634	7,219	4,921
Marketing and business development	1,612	918	2,530	1,743
Other real estate owned expenses	63	1,515	8,684	4,453
Problem loan expenses	2,726	871	4,437	2,025
Intangible asset amortization	1,331	978	2,667	1,957
FDIC deposit insurance	1,161	1,449	2,512	2,440
ATM/debit card expenses	1,223	777	1,998	1,393
Acquisition related costs	15	339	870	474
Loss (gain) from change in fair value of warrant liability	(589)	791	137	791
Other non-interest expense	3,543	1,708	6,651	3,403

Total non-interest expense	45,301	32,295	98,274	63,148

Salaries and employee benefits continues to be the largest component of non-interest operating expense. Exclusive of stock-based compensation expense noted below, salaries and employee benefits totaled $20.5 million and $11.6 million for the three months ended June 30, 2012 and 2011, and $40.7 million and $21.4 million for the six months ended June 30, 2012 and 2011. Increases reflect staff added as part of the Bank of Choice and Community Banks of Colorado acquisitions in the second half of 2011 along with addition of several key corporate and sales staff during 2012.

Salaries and employee benefits included $2.1 million and $4.3 million of stock-based compensation expense during the three months ended June 30, 2012 and 2011, respectively, and $4.3 million and $8.6 million during the six months ended June 30, 2012 and 2011, respectively. The expense associated with stock-based compensation is being recognized by tranche over the requisite service period and at June 30, 2012, there was $7.6 million of total unrecognized compensation expense related to non-vested stock options and $6.1 million of total unrecognized compensation expense related to non-vested restricted stock, which is expected to be recognized over a weighted average period of 0.5 years and 0.6 years, respectively.

Stock-based compensation continues to trend downward as a result of the vesting schedules of awards granted early in the Company’s formation, as is discussed in more detail below. However, in accordance with ASC 718, and as further discussed below, we are not yet recognizing the expense related to any awards that have a vesting requirement of the Company’s shares becoming publicly listed on a national exchange. Upon listing on a national exchange, we will immediately recognize an expense catch-up for the portion of the expense that has been deferred until that vesting criterion is met. At June 30, 2012, the deferred portion of expense related to awards that have a public listing vesting requirement was $3.5 million.

Telecommunications and data processing expense totaled $3.5 million for the three months ended June 30, 2012 compared to $2.6 million during the three months ended June 30, 2011, an increase of $0.9 million, primarily due to the impact of our Bank of Choice and Community Banks of Colorado acquisitions in the second half of 2011. These expenses contain both fixed costs and volume-based components driven by the number of customer accounts. While there is a cost associated with each additional account, additional efficiencies are available due to a lower incremental cost per account at higher levels of account volume.

Significant components of our non-interest expense are our problem loan expenses and OREO related expenses. We incur these expenses in connection with the resolution process of our acquired troubled loan portfolios. During the six months ended June 30, 2012, we incurred $8.7 million of OREO related expenses and $4.4 million of problem loan expenses. Of the $13.1 million in collective OREO and problem loan expenses incurred during the six months ended June 30, 2012, $11.7 million was covered by loss sharing agreements with the FDIC. The losses on covered assets that are reimbursable from the FDIC are based on the book value of the related covered assets as determined by the FDIC at the date of acquisition, and the FDIC’s book value does not necessarily correlate with our book value of the same assets. This difference is primarily because we recorded the OREO at fair value at the date of acquisition in accordance with applicable accounting guidance. Any losses recorded after the acquisition date are recorded at the full-loss value in other non-interest expense, and any related reimbursement from the FDIC is recorded in non-interest income as FDIC loss sharing income.

Occupancy and equipment expense totaled $4.7 million and $2.4 million for the three months ended June 30, 2012 and 2011, and $9.3 million and $5.3 million for the six months ended June 30, 2012 and 2011. The increases are driven by impact of our Bank of Choice and Community Banks of Colorado acquisitions in the second half of 2011.

Professional fees totaled $3.4 million and $1.9 million for the three months ended June 30, 2012 and 2011, and $6.2 million and $4.2 million for the six months ended June 30, 2012 and 2011. The increases are driven by impact of our Bank of Choice and Community Banks of Colorado acquisitions in the second half of 2011.

Years ended December 31, 2011 and 2010

Operating results for the year ended December 31, 2011 included non-interest expense of $155.5 million, compared to $49.0 million for the year ended December 31, 2010. The primary reason for the increase was due to the fact that our company had been operating for twelve months during 2011 compared to a partial quarter during the three months ended December 31, 2010, and we acquired two banks in 2011.

The table below details the significant components of non-interest expense for the years ended December 31, 2011 and 2010, respectively (in thousands):

	For the years ended December 31,
	2011	2010
Salaries and employee benefits	$67,480	$25,876
Occupancy and equipment	17,975	1,392
Professional fees	14,250	1,338
Telecommunications and data processing	12,905	849
Marketing and business development	6,034	65
Other real estate owned expenses	7,064	673
Problem loan expenses	4,389	615
Intangible asset amortization	4,359	—
FDIC deposit insurance	4,550	712
ATM/debit card expenses	2,892	206
Acquisition transaction costs	4,935	14,076
Loss (gain) from change in fair value of warrant liability	(56)	44
Other non-interest expenses	8,761	3,135

Total non-interest expense	$155,538	$48,981

Salaries and employee benefits is the largest component of non-interest operating expense. During the year ended December 31, 2011, salary and employee benefits totaled $67.5 million. In the Hillcrest Bank and Bank Midwest acquisitions, the majority of key lending functions were not retained as we are implementing a different lending strategy than the predecessor banks. During the period, several key positions were staffed and additional hiring was in process as we build a workforce to support and grow the Company.

Included in the $67.5 million of salaries and employee benefits for the year ended December 31, 2011 was $12.6 million of expense related to stock-based compensation. In connection with the formation of the Company in 2009, all members of the board of directors and executive management and other select members of management were granted stock-based compensation arrangements that contain a variety of vesting requirements over the course of several years. During the fourth quarter of 2011, we reversed approximately $4.5 million of previously recorded stock-based compensation expense, of which $2.9 million related to expense recognized during 2010, in connection with the 134,167 restricted shares and 402,500 stock options that were forfeited by our former Chief Financial Officer upon his separation from the Company. Also during the fourth quarter of 2011, the Company granted 195,000 shares of restricted stock and 993,000 stock options all of which are subject to a variety of vesting requirements, including the Company’s shares becoming publicly listed on a national exchange. In accordance with ASC Topic 718, the Company will start recognizing compensation expense on the grants that have vesting requirements tied to the Company’s shares becoming listed on a national exchange subsequent to that vesting requirement being met, with an expense recognition catch-up for the portion of the expense that has been delayed until that vesting criteria is met. As a result, no expense was recorded on these particular grants during 2011. The expense associated with stock-based compensation is being recognized by tranche over the requisite service period and at December 31, 2011, there was $8.2 million of total unrecognized compensation expense related to non-vested stock options and $7.1 million of total unrecognized compensation expense related to non-vested restricted stock, which is expected to be recognized over a weighted average period of 0.8 years and 1.0 years, respectively.

The valuation methodologies employed in determining the expense associated with stock-based compensation vary widely, as do the award types and the subjective assumptions used in those valuation methodologies. As a result, these differences in practice can have a material impact on the financial performance of us or our peers, and can limit meaningful comparisons between our performance over different periods and the performance results of our peers.

Occupancy and equipment was $18.0 million and $1.4 million for the years ended, December 31, 2011 and 2010, respectively, an increase of $16.6 million. The acquisitions of Bank of Choice, Bank Midwest, Community Banks of Colorado, and Hillcrest Bank and the related additional facilities are the primary reason for the increase.

For the year ended December 31, 2011, professional fees totaled $14.3 million, exclusive of $4.9 million of professional fees related to due diligence and transactional expenses on potential and consummated acquisitions that are included in acquisition related costs in the consolidated statements of operations. Professional fees for the year ended December 31, 2011 included expenses related to the accounting and administration of the FDIC loss share agreements, the creation of the new operating platform and the merger of Hillcrest Bank into NBH Bank.

As a result of our acquisitions, telecommunications and data processing expense totaled $12.9 million for the year ended December 31, 2011, an increase of $12.1 million over 2010, primarily due to our acquisitions.

We incurred $7.1 million of net OREO expenses in 2011, which was comprised of $10.1 million of expenses, offset by $3.1 million of gains on the sale of OREO properties as we moved these properties through the resolution process. The majority of the OREO expenses were covered by loss sharing agreements, and accordingly, have a corresponding income effect in the FDIC loss sharing income (expenses) in the statement of operations. OREO losses and related expenses covered under the loss sharing agreements that were incurred during 2011 were submitted to the FDIC, and have subsequently been paid to us, for reimbursement of $26.0 million and $12.2 million for Hillcrest Bank and Community Banks of Colorado, respectively.

Income taxes

Income taxes are accounted for in accordance with ASC 740, Income Taxes. Under this guidance, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required.

Valuation allowances are based on the “more likely than not” criteria of ASC 740. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Interest and penalties on uncertain tax positions are recognized as a component of income tax expense. If our assessment of whether a tax position meets or no longer meets the more likely than not threshold were to change, adjustments to income tax benefits may be required.

Three and six months ended June 30, 2012 and 2011

Income tax expense totaled $1.7 million in the second quarter of 2012 as compared with $1.1 million in the second quarter of 2011. These amounts equate to effective tax rates of 39.1% and 40.4% for the respective periods. Income tax expense for the six months ended June 30, 2012 and 2011 totaled $2.8 million and $3.2 million, respectively, equating to effective tax rates of 39.3% and 35.9%. The increase in the effective tax rate for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011 is primarily attributable to:

(i)	increased taxable income during 2012.

(ii)	higher state taxes and nondeductible costs associated with compensation.

Years ended December 31, 2011 and 2010

Income tax expense totaled $27.4 million and $3.0 million for 2011 and 2010, respectively. These amounts equate to effective rates of 39.5% and 32.8% for the respective periods. The changes in the effective tax rate between the periods is primarily attributable to increased taxable income during 2011 and 2010.

Additional information regarding income taxes can be found in note 22 of the notes to our audited consolidated financial statements.

Liquidity and Capital Resources

Liquidity is monitored and managed to ensure that sufficient funds are available to operate our business and pay our obligations to depositors and other creditors, while providing ample available funds for opportunistic and strategic investment. Liquidity is represented by our cash and cash equivalents and pledgeable investment securities, and are detailed in the table below as of June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012	December 31, 2011
Cash and due from banks	$74,671	$93,862
Due from Federal Reserve Bank of Kansas City	519,625	1,421,734
Federal funds sold and interest bearing bank deposits	110,290	112,541
Pledgeable investment securities, at fair value	2,268,094	1,670,924

Total	$2,972,680	$3,299,060

Total liquidity decreased $326.4 million from December 31, 2011 to June 30, 2012. The decrease was largely driven by our roll off of high-priced time deposits. Additionally, Due from the Federal Reserve Bank of Kansas City decreased $902.1 million during the six months ended June 30, 2012 as a result of our investment securities purchases.

Our acquisitions have significantly increased our liquidity position. Net of settlement amounts paid to the respective sellers, we acquired $1.5 billion of cash and cash equivalents and $290.6 million of investment securities available-for-sale in our completion of the Hillcrest Bank and Bank Midwest acquisitions. Our acquisitions of the Bank of Choice and Community Banks of Colorado provided $402.0 million and approximately $250.2 million of additional cash, respectively, as the FDIC contributed cash as a part of the purchase discount in each of these transactions.

Aside from the deployment of our capital and cash received from acquisitions, our primary sources of funds are deposits from clients, prepayments and maturities of loans and investment securities, the sale of investment securities, reimbursement of covered asset losses from the FDIC and the funds provided from operations. Additionally, we anticipate having access to third party funding sources, including the ability to raise funds through the issuance of shares of our common stock or other equity or equity-related securities, incurrence of debt, and federal funds purchased, that may also be a source of liquidity. We anticipate that these sources of liquidity would provide adequate funding and liquidity for at least a 12 month period.

Our primary uses of funds are loan originations, investment security purchases, withdrawals of deposits, settlement of repurchase agreements, capital expenditures, operating expenses and debt payments, particularly subsequent to acquisitions. For additional information regarding our operating, investing, and financing cash flows, see our consolidated statements of cash flows in the accompanying consolidated financial statements included elsewhere in this prospectus.

Exclusive from the investing activities related to acquisitions, our primary investing activities are sales and purchases of investment securities and originations and pay offs and pay downs of loans. At June 30, 2012, pledgeable investment securities represented our largest source of liquidity. Our available-for-sale investment securities are carried at fair value and our held-to-maturity securities are carried at amortized cost. Our collective investment securities portfolio totaled $2.5 billion at June 30, 2012. Included in the $2.5 billion were pre-tax net unrealized gains of $46.0 million. The gross unrealized gains are detailed in note 2 of our consolidated financial statements for the three and six months ended June 30, 2012. As of June 30, 2012, our investment securities portfolio consisted primarily of mortgage-backed securities, all of which were issued or guaranteed by U.S. Government agencies or sponsored agencies, and prime auto asset-backed securities. The anticipated repayments and marketability of these securities offer substantial resources and flexibility to meet new loan demand, reinvest in the investment securities portfolio, or provide optionality for reductions in our deposit funding base.

Through June 30, 2012, the majority of our capital expenditures have been through our acquisitions and the related subsequent branch purchases. Aside from these, our capital outlays were $33.8 million for the first six months ended June 30, 2012 and $21.8 million during 2011. The majority of capital outlays were related to the development and implementation of our new operating platform and the build out of the new facilities in downtown Kansas City, Missouri that were completed during the summer of 2011 and now house a significant portion of our operations and the purchase of branch assets from the FDIC subsequent to our acquisitions.

At present, financing activities are limited to changes in repurchase agreements, time deposits, the clawback liability and the repayment of any FHLB advances assumed in acquisitions. Maturing time deposits, and holders of $569.8 million of time deposits assumed in the Hillcrest Bank, Bank of Choice, and Community Banks of Colorado acquisitions that have not accepted new terms, represent a potential use of funds, as the depositors have the option to move the funds without penalty. As of June 30, 2012, $1.7 billion of time deposits were scheduled to mature within 12 months. Based on the current interest rate environment, market conditions, and our consumer banking strategy with lower cost transaction accounts, we expect to replace a significant portion of those maturing time deposits.

In July 2011, we joined the FHLB of Des Moines and since have purchased $7.5 million of FHLB stock as is required by the membership agreement. Through this relationship, we anticipate that we could obtain additional liquidity by pledging unencumbered qualifying loans through borrowings from the FHLB.

As the Company matures, we expect that our liquidity at the holding company will subsequently decrease as we continue to deploy available capital and until such time that our subsidiary bank is permitted to pay, and does pay dividends up to the holding company, which is discussed more below. Additionally, our liquidity may fluctuate due to changes in pledgeable investment securities in response to changes in loan and deposit balances.

NBH Bank is prohibited from paying dividends to the holding company until December 2013. As a result, the holding company’s current sources of funds are limited to cash and cash equivalents on hand, which totaled $110.8 million at June 30, 2012. The holding company may seek to borrow funds and raise capital in the future, the success and terms of which will be subject to market conditions and other factors.

From our inception to date, we have not paid cash dividends to holders of our common stock. Following the completion of this offering, we intend to commence the payment of a $0.05 per share dividend on a quarterly basis to holders of our common stock. It is also our intent to establish a dividend policy pursuant to which we will distribute an amount equal to 25% of our consolidated annual net income in the form of dividends to holders of our common stock. See “Risk Factors—Risks Relating to Our Class A Common Stock—Our ability to pay dividends is subject to regulatory limitations and our bank subsidiary’s ability to pay dividends to us, which is also subject to regulatory limitations.”

Through June 30, 2012, stockholders’ equity has been most significantly impacted by the repurchase of 6,382,024 shares in 2010 in connection with achieving compliance following the January 6, 2010 and April 23, 2010 interpretive guidance issued on the FDIC Policy Statement, changes in unrealized gains on securities, net of tax, and the retention of earnings. Exclusive of the $127.6 million reduction in stockholders’ equity related to the stock repurchase in 2010, stockholders’ equity has increased $123.1 million since our inception on June 16, 2009.

As was discussed under “—Regulatory Capital,” we have agreed to maintain capital levels of at least 10% tier 1 leverage ratio, 11% tier 1 risk-based capital ratio and 12% total risk-based capital ratio at NBH Bank until December 2013, and at June 30, 2012 and at December 31, 2011 and 2010, NBH Bank exceeded all capital requirements to which it was subject.

Asset/Liability Management and Interest Rate Risk

The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing earnings and preserving adequate levels of liquidity and capital. The asset and liability management function is under the guidance of the Asset Liability Committee from direction of the board of directors. The Asset Liability Committee meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions and rates. The Asset Liability Committee also reviews the liquidity, capital, deposit mix, loan mix and investment positions of the Company.

Management and the board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income.

Our interest rate risk model indicated that the Company was asset sensitive in terms of interest rate sensitivity at June 30, 2012. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 50 basis point decrease in interest rates on net interest income based on the interest rate risk model at June 30, 2012:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	6.84%
100	4.54%
-50	-0.77%

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

The federal funds rate is the basis for overnight funding and the market expectations for changes in the federal funds rate influence the yield curve. The federal funds rate is currently at 0.25% and has been since December 2008. Should interest rates decline further, net interest margin and net interest income would be compressed given the current mix of rate sensitive assets and liabilities.

As part of the asset/liability management strategy, management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase. Additionally, the scheduled maturity of our existing loan portfolio, particularly our covered loans, is generally short-term. The strategy with respect to liabilities has been to emphasize transaction accounts, particularly non-interest or low interest-bearing non-maturing deposit accounts which are less sensitive to changes in interest rates. In response to this strategy, non-maturing deposit accounts have been steadily increasing and totaled 52% of total deposits at June 30, 2012 compared to 45% at December 31, 2011. We currently have no brokered time deposits and intend to focus on our strategy of increasing non-interest or low interest-bearing non-maturing deposit accounts and accordingly, we have no current plans to use brokered deposits in the near future.

Off-Balance Sheet Activities

In the normal course of business, we are a party to various contractual obligations, commitments and other off-balance sheet activities that contain credit, market, and operational risks that are not required to be reflected in our consolidated financial statements. The most significant of these are the loan commitments that we enter into to meet the financing needs of clients, including commitments to extend credit, commercial and consumer lines of credit and standby letters of credit. Unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. We do not anticipate any material losses arising from commitments or contingent liabilities and we do not believe that there are any material commitments to extend credit that represent risks of an unusual nature. These financing commitments are detailed in the following table (in thousands):

	June 30, 2012			December 31, 2011
	Covered	Not Covered	Total	Covered	Not Covered	Total
Commitments to fund loans:
Residential	$—	$68,711	$68,711	$1,517	$30,194	$31,711
Commercial and commercial real estate	574	21,729	22,303	2,437	38,937	41,374
Construction and land development	441	331	772	3,565	776	4,341
Consumer	—	8,992	8,992	—	39,690	39,690
Credit card lines of credit	—	17,581	17,581	—	20,738	20,738
Unfunded commitments under lines of credit	48,786	188,005	236,791	68,223	135,001	203,224
Commercial and standby letters of credit	5,584	7,892	13,476	3,051	16,986	20,037

Total	$55,385	$313,241	$368,626	$78,793	$282,322	$361,115

Contractual Obligations

In addition to the financing commitments detailed above under “—Off-Balance Sheet Activities,” in the normal course of business, we enter into contractual obligations that require cash settlement. The following table summarizes the contractual cash obligations as of December 31, 2011 and the expected timing of those payments (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	1,888	3,286	3,034	14,555	22,763
Purchase obligations	4,182	12,551	1,708	—	18,441
Time deposits	2,316,524	362,727	98,228	7,117	2,784,596
Clawback liability	—	—	—	29,994	29,994
Value appreciation rights (1)	575	—	—	—	575

Total	$2,323,169	$378,562	$102,970	$51,666	$2,856,369

(1)	Represents the value appreciation rights issued in connection with the Hillcrest Bank acquisition, as cash settlement is required. At December 31, 2011, we also had $1.2 million of value appreciation rights issued in connection with Bank of Choice and Community Banks of Colorado acquisitions that may be settled in cash or our stock at the FDIC’s option and are not included in this table.

Impact of Inflation and Changing Prices

The primary impact of inflation on our operations is reflected in increasing operating costs and is reflected in non-interest expense. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do changes in the general rate of inflation and changes in prices. Interest rate changes do not necessarily move in the same direction, or have the same magnitude, as changes in the prices of goods and services. Although not as critical to the banking industry as many other industries, inflationary factors may have some impact on our ability to grow, total assets, earnings, and capital levels. We do not expect inflation to be a significant factor in the near future.

Select Historical Financial Data Derived from Assets Acquired and Liabilities Assumed

Pursuant to a request for relief submitted to, and not objected to by the SEC, the unaudited financial information presented below, in conjunction with the audited statements of assets acquired and liabilities assumed, is provided in lieu of certain historical financial information of the assets acquired and liabilities assumed as required by Rule 3-05 and Article 11 of Regulation S-X. The information presented below should be read in conjunction with the statements of assets acquired and liabilities assumed and the notes thereto for the respective transactions.

Hillcrest Bank

Prior to October 22, 2010, the former Hillcrest Bank operated as a commercial bank based in Overland Park, Kansas. Plagued by credit deterioration and diminished capital levels, Hillcrest Bank was ultimately seized by bank regulators and the FDIC was appointed as receiver, at which time the Company acquired selected assets and assumed selected liabilities of this failed bank. The acquisition and assumption of the Hillcrest Bank assets and liabilities served as the commencement of our banking operations.

The information provided below is derived from information and systems previously maintained and provided by the former Hillcrest Bank and the FDIC. The financial information presented is not indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed due to the loss sharing agreements with the FDIC, the fair value adjustments taken at the time of acquisition and the related amortization and accretion of those fair value adjustments, where applicable, and due to significant operating strategy differences.

The table below presents information regarding the book balance at the October 22, 2010 acquisition date of acquired interest-earning assets, as well as the related fair value as recorded on the date of acquisition and the average months to maturity and the average effective yield on those assets (dollars in thousands):

	Book balance	Fair Value	Average Months to Maturity (1)	Average Effective Yield
Due from Federal Reserve Bank	$128,531	$128,531	0.0	0.3%
Investment securities	239,297	239,297	42.0	2.0%
Loans:
Commercial and industrial	155,530	126,071	16.0	6.6%
Commercial construction	173,313	132,995	11.7	5.6%
Commercial real estate	231,202	189,465	12.4	5.8%
Multifamily	76,642	67,088	25.2	4.3%
Land and development	342,928	233,032	10.1	5.5%
Single family residential	21,911	19,540	8.6	4.4%
Consumer	3,486	3,090	26.0	6.0%
Leases	11,382	10,061	33.0	12.5%

Total loans	$1,016,394	$781,342

Total interest-earning assets acquired	$1,384,222	$1,149,170

(1)	Mortgage-backed investment securities are presented at the estimated weighted average life based on various assumptions including prepayment speeds.

Inclusive of the $37.8 million gain on bargain purchase and the $170 million of capital infused upon consummation, the capital ratios of Hillcrest Bank, N.A. were as follows at the time of acquisition:

Tier 1 leverage ratio	13.11%
Tier 1 risk-based capital ratio	93.39%
Total risk-based capital ratio	93.39%

At the acquisition date, Hillcrest Bank was considered “well-capitalized” under all applicable regulatory capital ratios.

Bank Midwest

Prior to the Bank Midwest transaction, the acquired assets and assumed liabilities were operated by Dickinson Financial Corporation through their subsidiary Bank Midwest. Accordingly, the financial information presented below is based on information previously maintained and provided by DFC and is not inclusive of the fair value adjustments recorded upon consummation of the transaction. As such, the financial information presented is not necessarily indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed because of the required amortization and accretion of the fair value adjustments and differences in operating strategies.

The table below presents historical information relative to the average balances, interest earned and paid and average rates of interest earning assets acquired and interest bearing liabilities assumed in connection with the Bank Midwest acquisition (dollars in thousands):

	For the period January 1, 2010 through December 10, 2010			For the period January 1, 2009 through December 31, 2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest earning assets (1):
Loans receivable, net	$941,983	$47,142	5.31%	$940,458	$50,412	5.36%
Investment securities (2)	65,100	153	0.25%	147,422	369	0.25%

Total interest earning assets	$1,007,083	$47,295	4.98%	$1,087,880	$50,781	4.67%

Interest bearing liabilities:
Savings deposits and interest bearing checking	$618,099	$4,155	0.71%	$615,486	$5,316	0.86%
Time deposits	1,587,239	32,867	2.20%	1,764,891	58,888	3.34%
Federal funds purchased and securities sold under agreements to repurchase	34,263	110	0.34%	77,590	303	0.39%

Total interest bearing liabilities	$2,239,601	$37,132	1.76%	$2,457,967	$64,507	2.62%

(1)	The $1.4 billion of cash acquired by the Company was contributed by Dickinson Financial Corporation, the holding company of Bank Midwest, at the time of closing. As such, these amounts are not presented as overnight deposits.
(2)	Investment securities purchased included U.S. Treasury securities that served as collateral for securities sold under agreements to repurchase. Average balance of investment securities was estimated based on the average securities sold under agreements to repurchase and typical excess collateral positions of these instruments.

Loans

A further breakdown of the historical performance and composition of the acquired Bank Midwest loan portfolio is shown below, exclusive of fair value adjustments recorded at the time of acquisition (dollars in thousands):

	For the period from January 1, 2010 through December 10, 2010			For the year ended December 31, 2009
	Average Balance	Yield	Effective Rate	Average Balance	Yield	Effective Rate
Commercial	$150,565	4.65%	4.64%	$163,633	4.02%	4.44%
Commercial Real Estate	411,116	5.59%	5.49%	409,127	5.61%	5.58%
Agriculture	65,204	4.90%	5.95%	59.625	5.64%	5.96%
Residential Real Estate	291,929	5.36%	5.28%	292,248	5.44%	5.43%
Consumer	23,169	4.79%	4.94%	15,825	5.44%	5.52%

Total	$941,983	5.30%	5.31%	$940,458	5.28%	5.36%

Core Deposit Intangible Asset

In assuming the deposit liabilities as part of the Bank Midwest acquisition, we believed that the customer relationships associated with the core deposits had an intangible value. This intangible value was measured in accordance with the guidance prescribed in ASC Topic 805/350, Business Combinations resulting in an initial estimated fair value of $21.7 million. Factors that were analyzed to determine the value of the core deposit intangible asset included type of deposit, interest rates in effect at the time of assumption of the deposits, deposit retention assumptions, age of the deposit relationships and the maturity schedules of the time deposits. This core deposit intangible asset will be amortized straight-line over its expected useful life of 7 years and will result in approximately $3.1 million of annual core deposit intangible amortization expense.

While the amortization of the core deposit intangible asset is a non-cash item and will not have a direct impact on cash flows or liquidity, it is considered to be a disallowed asset in the regulatory capital calculations and is a reduction to equity capital for those purposes. We do not expect that this will have a material adverse impact on our regulatory capital ratios.

We review and test the core deposit intangible asset for impairment at least annually to ensure that no impairment has occurred. Should we determine that subsequent impairment has occurred, we would record the impairment expense in the period in which that determination is made in the consolidated statement of operations.

Deposits

In the Bank Midwest acquisition, $2.4 billion of deposits were assumed. The following table reflects the historical composition, by deposit type, and average rates paid on those deposits. Due to the limited historical data available on the specific deposits assumed, the average balances were calculated based on a simple average of month-end balances during the time periods shown and do not include the fair value adjustments recorded at the time of our assumption of these deposit liabilities (dollars in thousands):

	December 31, 2010		December 31, 2009
	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$242,432	0.00%	$233,488	0.00%
Interest bearing demand deposits	136,595	0.25%	130,839	0.27%
Money market	395,469	0.92%	399,227	1.13%
Savings	86,035	0.48%	85,420	0.50%
Time deposits	1,587,239	2.20%	1,764,891	3.34%

Total deposits	$2,447,769	1.60%	$2,613,864	2.46%

As of December 10, 2010, the assumed time deposits with balances over $100,000 had remaining maturities as follows (in thousands):

Due in 3 months or less	$78,928
Due in 3 to 6 months	94,195
Due in 6 to 12 months	142,958
Due over 12 months	31,716

Total	$347,797

Bank of Choice

Prior to the Bank of Choice acquisition, Bank of Choice was operated as a community bank based in Greeley, Colorado. Bank of Choice was founded in 1997 and suffered significant credit quality deterioration and diminished capital levels, ultimately leading to its failure. On July 22, 2011, Bank of Choice was seized by bank regulators and the FDIC was appointed as receiver, at which time we acquired selected assets and assumed selected liabilities of this failed bank.

The information provided below is derived from information and systems previously maintained and provided by Bank of Choice and the FDIC. The financial information presented is not indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed, the fair value adjustments taken at the time of acquisition and the related amortization and accretion of those fair value adjustments, where applicable, and due to significant operating strategy differences.

The table below presents information regarding the book balance at the July 22, 2011 acquisition date of acquired interest-earning assets, as well as the related fair value as recorded on the date of acquisition and the average months to maturity and the average effective yield on those assets (in thousands):

	Book Balance	Fair Value	Average Months to Maturity	Average Effective Yield
Cash and due from banks	$402,005	$402,005	0.0	0.3%
Investment securities	144,209	144,209	66.0	2.3%
Loans:
Commercial and industrial	77,279	69,020	33.4	5.8%
Commercial construction	135,821	88,212	22.1	5.7%
Commercial real estate	101,078	87,778	5.9	6.5%
Agriculture	16,437	15,819	80.4	6.0%
Single family residential—investment	50,515	44,172	51.5	6.3%
Single family residential—owner occupied	47,342	41,877	18.2	6.1%
Consumer	18,506	13,618	44.0	6.5%
Leases	761	751	35.0	5.9%

Total loans	$447,738	$361,247

Total interest-earnings assets acquired	$993,952	$907,461

Community Banks of Colorado

Prior to its failure on October 21, 2011, Community Banks of Colorado was operated as a community bank based in Greenwood Village, Colorado. Community Banks of Colorado was founded in 1973 and in recent years suffered significant credit quality deterioration and diminished capital levels that resulted in the bank’s failure. Upon being seized by its primary regulators, the FDIC was appointed as receiver, at which time we acquired select assets and assumed select liabilities of Community Banks of Colorado from the FDIC.

The information provided below is derived from information and systems previously maintained and provided by the former Community Banks of Colorado and the FDIC. The financial information presented is not indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed due to the loss sharing agreement with the FDIC, the fair value adjustments taken at the time of acquisition and the related amortization and accretion of those fair value adjustments, where applicable, and due to significant operating strategy differences.

The table below presents information regarding the book balance at the October 21, 2011 acquisition date of acquired interest-earning assets, as well as the related fair value as recorded on the date of acquisition and the average months to maturity and the average effective yield on those assets (in thousands):

	Book Balance	Fair Value	Average Months to Maturity	Average Effective Yield
Due from Federal Reserve Bank	$212,565	$212,565	0.0	0.3%
Investment securities	11,361	11,361	9.2	.5%
Non-marketable securities	2,753	2,753	0.0	3.8%
Loans:
Commercial and industrial	194,514	141,831	28.8	5.4%
Commercial real estate	461,402	346,323	45.7	5.3%
Agriculture	94,885	89,196	61.9	6.0%
Residential real estate	114,252	133,184	69.9	5.1%
Consumer	101,195	44,349	27.1	4.5%

Total loans	$966,248	$754,883

Total interest-earnings assets acquired	$1,192,927	$981,562

BUSINESS

National Bank Holdings Corporation is a bank holding company that was incorporated in the State of Delaware in June 2009. In October 2009, we raised net proceeds of approximately $974 million, through a private offering of our common stock. We completed the initial public offering of our Class A common stock in September 2012. We are executing a strategy to create long-term stockholder value through the acquisition and operation of community banking franchises and other complementary businesses in our targeted markets. We believe these markets exhibit attractive demographic attributes, are home to a substantial number of financial institutions, including troubled financial institutions, and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our emphasis is on creating meaningful market share with strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns.

We believe we have a disciplined approach to acquisitions, both in terms of the selection of targets and the structuring of transactions, which has been exhibited by our four acquisitions to date. As of June 30, 2012, we had approximately $5.8 billion in assets, $4.5 billion in deposits and $1.1 billion in stockholders’ equity. We currently operate a network of 101 full-service banking centers, with the majority of those banking centers located in the greater Kansas City region and Colorado. We believe that our established presence positions us well for growth opportunities in our current and complementary markets.

We have a management team consisting of experienced banking executives led by President and Chief Executive Officer G. Timothy Laney. Mr. Laney brings 30 years of banking experience, 24 of which were at Bank of America in a wide range of executive management roles, including serving on Bank of America’s Management Operating Committee. In late 2007, Mr. Laney joined Regions Financial as Senior Executive Vice President and Head of Business Services. Mr. Laney leads our team of executives that have significant experience in completing and integrating mergers and acquisitions and operating banks. Additionally, our board of directors, led by Chairman Frank Cahouet, the former Chairman, President and Chief Executive Officer of Mellon Financial, is highly accomplished in the banking industry and includes individuals with broad experience operating and working with financial institutions, regulators and governance considerations.

Our Acquisitions

A key component of our growth strategy is to grow through the acquisition of financial institutions, including distressed financial institutions. A core skill set of the company is its ability to source, diligence and close transactions. We have performed due diligence on 20 banking institutions with total assets of $28 billion, of which we submitted proposals to acquire eight banking institutions with total assets of $14 billion and closed on four transactions with a total of $6.0 billion of assets. We established our presence in the greater Kansas City region through two complementary acquisitions completed in the fourth quarter of 2010. On October 22, 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank of Overland Park, Kansas from the FDIC. Through this transaction, we acquired nine full-service banking centers and 32 retirement center locations, which are predominantly located in the greater Kansas City region but also include one full-service banking center and six retirement centers in Colorado and two full-service banking centers and six retirement centers in Texas. Retirement centers offer full-service banking services to residents in retirement communities that value convenience and relationship banking. The centers are designed to be efficient and are located within the premises of each community center and typically measure approximately 130 square feet. They are staffed with a part-time banker and open for three hours per day to offer consumer banking services. The products and services are centered on traditional depository services, including checking, money market, and time deposit accounts. We do not have any current plans to further develop this business line.

On December 10, 2010, we completed our acquisition, without FDIC assistance, of a portion of the franchise of Bank Midwest, one of six subsidiaries of Dickinson Financial Corporation, that consisted of select performing loans and client deposits, and included 39 full-service banking centers. As a result of these acquisitions, at June 30, 2011 (the last date as of which data are available), we were the sixth largest depository institution in the Kansas City MSA ranked by deposits with a 5.2% deposit market share according to SNL Financial.

We expanded in the Colorado market through two complementary acquisitions beginning with the purchase of selected assets and assumption of selected liabilities of Bank of Choice, a state-chartered commercial bank based in Greeley, Colorado, from the FDIC on July 22, 2011, which included 16 full-service banking centers. On October 21, 2011, we acquired selected assets and assumed selected liabilities of Community Banks of Colorado, a state chartered bank based in Greenwood Village, Colorado, from the FDIC, which included 36 full-service banking centers in Colorado and four in California. The Community Banks of Colorado acquisition enhanced our penetration into the Colorado market, giving us a combined network of 52 full-service banking centers in that state and ranking us as the sixth largest depository institution by deposits with a 2.2% deposit market share as of June 30, 2011 (the last date as of which data are available) according to SNL Financial.

The following table summarizes certain highlights of our four acquisitions to date as of each’s acquisition date:

	Community Banks of Colorado	Bank of Choice	Bank Midwest	Hillcrest Bank
Date Acquired	October 21, 2011	July 22, 2011	December 10, 2010	October 22, 2010

FDIC-assisted	Yes	Yes	No	Yes

Loss Share	Yes (1)	No	No	Yes (2)

Full-Service Banking Centers	40	16	39	9 (and 32 retirement centers)

Deposits (millions)	$1,195	$760	$2,386	$1,234

Assets (millions)	$1,228	$950	$2,426	$1,377

Primary Market	Colorado	Colorado	Greater Kansas City Region	Greater Kansas City Region

(1)	Commercial Shared-Loss Agreement.
(2)	Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement.

We believe we have a disciplined approach to acquisitions, which has been exhibited in our transactions to date. We believe that we have established critical mass in our current markets and have structured acquisitions that limit our credit risk, which has positioned us for attractive risk-adjusted returns. Further details of our acquisitions appear below.

Hillcrest Bank

On October 22, 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank from the FDIC, as receiver. Hillcrest Bank was a state-chartered non-member bank, established on December 3, 1975 as Oak Park National Bank that subsequently changed its name to Oak Park Bank on May 1, 1987 and to Hillcrest Bank on January 1, 1997. Included in the transaction were 41 banking centers, 26 of which are in the greater Kansas City region (six of which are traditional banking centers and 20 of which are banking centers located within senior living facilities that provide convenient, limited scope banking services consisting primarily of time deposits to the employees and residents of these senior living facilities), eight of which are in Texas (two of which are full-service banking centers and six of which are in senior living facilities) and seven of which are in Colorado (one of which is a full-service banking center and six of which are in senior living facilities).

The Hillcrest Bank acquisition gave the Company assets with a fair value of $1.4 billion, including $781 million of loans, $235 million of marketable investment securities, $134 million of cash and cash equivalents, and $226 million of other assets. Liabilities with a fair value of $1.3 billion were also assumed, including

$1.2 billion of non-brokered deposits, $84 million of FHLB advances, and $21 million of other liabilities. The acquisition excluded deposits of $250 million that were retained by the FDIC, and the FDIC made a cash contribution of $183 million to us as part of the transaction.

The FDIC has agreed to absorb a portion of all future credit losses and workout expenses through a loss sharing arrangement that covers single-family mortgage loans for a period of 10 years and commercial loans, including OREO, for a period of five years (excluding $3.1 million in consumer loans as of the date of acquisition). The coverage amounts are subject to loss thresholds as follows (in thousands):

Commercial			Single-family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	up to $295,592	60%	1	up to $4,618	60%
2	$295,592-405,293	0%	2	$4,618-8,191	30%
3	>405,293	80%	3	>$8,191	80%

We acquired other Hillcrest Bank assets that are not covered by the loss sharing arrangement with the FDIC, including cash, certain investment securities acquired at fair market value and other tangible assets. The loss sharing arrangement does not apply to subsequently acquired, purchased or originated assets. At June 30, 2012, the covered assets consisted of assets with a book value of $456.0 million. The total UPB (or for OREO, the carrying amount) of the covered assets at June 30, 2012 was $609.2 million. In connection with the Hillcrest Bank acquisition, we created the newly chartered Hillcrest Bank, N.A. to hold the acquired assets. Hillcrest Bank, N.A. was later merged into Bank Midwest as described under the heading “—The Restructuring.”

Bank Midwest

In July 2010, we agreed to acquire, and on December 10, 2010 we completed, the acquisition of certain assets and liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by Dickinson Financial Corporation, a privately held bank holding company located in Kansas City, Missouri. The acquired assets and assumed liabilities included 39 of Bank Midwest’s 58 banking centers, $2.4 billion of Bank Midwest’s $3.3 billion of deposits and approximately $905.4 million of Bank Midwest’s $2.4 billion of loans, and the rights to the name “Bank Midwest.”

Of the 39 banking centers included in the transaction, 25 are in the greater Kansas City region and the remaining 14 are elsewhere in Missouri. The transaction excluded all of Bank Midwest’s banking centers that were located in Wal-Mart locations, deposits of $862 million and all non-accrual loans and OREO, which were retained by Dickinson Financial Corporation.

The Bank Midwest acquisition gave us assets with a fair value of $2.4 billion, including $882 million of loans, $1.4 billion of cash and cash equivalents and $174 million of other assets. Liabilities with a fair value of $2.4 billion were also assumed, including $2.4 billion of non-brokered deposits and $40 million of other liabilities. In connection with the Bank Midwest acquisition, we established the newly chartered national bank NBH Bank, N.A., originally with the name “Bank Midwest, N.A.,” to hold the acquired assets.

As a result of the Hillcrest and Bank Midwest acquisitions, we were, at June 30, 2011 (the last date as of which data are available), the sixth largest depository institution in the Kansas City MSA ranked by deposits with a 5.2% deposit market share, according to SNL Financial.

Bank of Choice

On July 22, 2011, our wholly owned bank subsidiary, Bank Midwest (now NBH Bank, N.A.), acquired selected assets and assumed selected liabilities of Bank of Choice from the FDIC as receiver. Bank of Choice was a Colorado state-chartered commercial bank established in 1896 and based in Greeley, Colorado. Included in this transaction were 16 full-service banking centers in Colorado.

The Bank of Choice acquisition gave the Company assets with a fair value of $950 million, including $361 million of loans, $134 million of marketable investment securities, $402 million of cash and cash equivalents, and $53 million of other assets. Liabilities with a fair value of $889 million were also assumed, including $760 million of non-brokered deposits, $117 million of FHLB advances, and $12 million of other liabilities.

We did not enter into a loss sharing agreement with the FDIC on the Bank of Choice acquisition, but rather the FDIC contributed a payment of $274 million, consisting of a $172 million asset discount and approximately $102 million for the difference in liabilities assumed and assets acquired.

Community Banks of Colorado

On October 21, 2011, our wholly owned bank subsidiary, Bank Midwest (now NBH Bank, N.A.), acquired selected assets and assumed selected liabilities of Community Banks of Colorado from the FDIC as receiver. Community Banks of Colorado was a Colorado state-chartered, Fed-member, commercial bank established in 1973 as Bank of Cripple Creek and later changed its name to Community Banks of Colorado in 1995 and was based in Greenwood Village, Colorado. Included in this transaction were 40 full-service banking centers, 36 of which are in Colorado and four of which are in California.

The Community Banks of Colorado acquisition gave the Company assets with a fair value of $1.2 billion, including $755 million of loans, $11 million of marketable investment securities, $250 million of cash and cash equivalents, and $212 million of other assets. Liabilities with a fair value of $1.2 billion were also assumed, including $1.2 billion of non-brokered deposits, $16 million of FHLB advances, and $17 million of other liabilities.

The FDIC has agreed to absorb a portion of all future credit losses and workout expenses through a loss sharing arrangement that covers the large majority of the Community Bank of Colorado’s commercial loans and OREO ($480 million) for a term of five years. The loss sharing arrangement does not cover any losses on single-family residential loans or selected commercial real estate loans.

Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $204,194	80%
2	$204,195-$308,020	30%
3	> $308,020	80%

With the Bank of Choice and Community Banks of Colorado acquisitions, we substantially increased our presence in Colorado, becoming the sixth largest depository institution in Colorado ranked by deposits with a 2.2% deposit market share as of June 30, 2011 (the last date as of which data are available), according to SNL Financial. We believe this market and our position in it offer attractive growth potential due to the number of distressed banks, retrenching competitors and attractive demographic characteristics.

The Restructuring

In connection with the Hillcrest Bank and Bank Midwest acquisitions, we established two newly chartered banks, Hillcrest Bank, N.A. and Bank Midwest, N.A. Subsequently, Bank Midwest, N.A. acquired Bank of Choice and Community Banks of Colorado. In November 2011, we merged Hillcrest Bank, N.A. into Bank Midwest, N.A., consolidating our banking operations under a single charter. We changed the legal name of Bank Midwest, N.A. to NBH Bank, N.A., which we refer to as “NBH Bank” or the “Bank,” on May 20, 2012. Through our subsidiary NBH Bank, we operate under the following brand names: Bank Midwest in Kansas and Missouri, Community Banks of Colorado in Colorado and California and Hillcrest Bank in Texas. We believe that conducting our banking operations under a single charter streamlines our operations and enables us to more effectively and efficiently execute our growth strategy. On March 26, 2012, we changed our legal name from NBH Holdings Corp. to National Bank Holdings Corporation.

Market Area

Market Criteria

We focus on markets that we believe are characterized by some or all of the following:

•	Attractive demographics with household income and population growth above the national average

•	Concentration of business activity

•	High-quality deposit bases

•	Advantageous competitive landscape that provides opportunity to achieve meaningful market presence

•	A substantial number of financial institutions, including troubled financial institutions as potential acquisition targets

•	Lack of consolidation in the banking sector and corresponding opportunities for add-on transactions

•	Markets sizeable enough to support our long-term growth objectives

Current Markets

Our current markets are broadly defined as the greater Kansas City region and Colorado. Our specific emphasis is on the I-35 corridor surrounding the Kansas City MSA and the Colorado Front Range corridor, defined as the Denver, Boulder, Colorado Springs, Fort Collins and Greeley MSAs. The table below describes certain key statistics regarding our presence in these markets as of June 30, 2011 (the last date as of which data are available), adjusted to reflect our acquisitions of Bank of Choice and Community Banks of Colorado.

States	Deposit Market Share Rank(1)	Banking Centers(1)	Deposits (millions)(1)	Deposit Market Share(1)
Missouri	9	41	$2,246.6	1.7%
Colorado	6	56	2,077.1	2.2
Kansas	12	24	909.2	1.5

MSAs	Deposit Market Share Rank(1)	Banking Centers(1)	Deposits (millions)(1)	Deposit Market Share(1)
Kansas City, MO-KS	6	50	$2,269.8	5.2%
Denver-Aurora-Broomfield, CO	12	21	887.0	1.5
Greeley, CO	2	5	301.7	10.3
Saint Joseph, MO-KS	3	4	268.3	12.9
Maryville, MO	2	3	162.5	31.7
Kirksville, MO	2	2	157.1	25.3
Fort Collins-Loveland, CO	13	4	104.3	2.2

(1)	Note: Excludes our Texas and California operations and MSAs in which we have less than $100 million in deposits.
Source:	SNL Financial as of June 30, 2011, except Banking Centers, which reflects the most recently available data.

We believe that these markets have highly attractive demographic, economic and competitive dynamics that are consistent with our objectives and favorable to executing our acquisition and organic growth strategy. The table below describes certain key demographic statistics regarding these markets.

Markets	Deposits (billions)	# of Businesses (thousands)	Population (millions)	Population Density (# / sq. mile)	Population Growth(1)	Median Household Income	Top 3 Competitor Combined Deposit Market Share
Kansas City, MO-KS
MSA	$43.6	72.8	2.1	258.0	11.7%	$54,393	33%
CO Front Range(2)	78.2	154.9	4.1	274.0	19.9	57,764	47
U.S.				88.0	10.4	50,227	53	(3)

(1)	Population growths are for the period 2000 through 2011.
(2)	CO Front Range is a population weighted average of the following Colorado MSAs: Denver, Boulder, Colorado Springs, Fort Collins and Greeley.
(3)	Based on U.S. Top 20 MSAs (determined by population).

Source: SNL Financial as of December 31, 2011, except Deposits and Top 3 Competitor Combined Deposit Market Shares, which reflects data as of June 30, 2012.

Prospective Markets

We believe there is significant opportunity to both enhance our presence in our current markets and enter new complementary markets that meet our objectives. As we evaluate potential acquisition opportunities, we believe there are many financial institutions that continue to face credit challenges, capital constraints and liquidity issues. As of June 30, 2012, according to SNL Financial 48 banks in our current markets and in surrounding states had Texas Ratios either (1) in excess of 100% or (2) less than 0%. Texas Ratio is a key measure of a bank’s financial health and is defined as the sum of nonaccrual loans, troubled debt restructurings (“TDR’s”), other real estate owned (“OREO”) and loans 90 days or more past due and still accruing divided by the sum of the bank’s tangible common equity and loan loss reserves. If a bank’s Texas Ratio is negative, it indicates that the bank has negative tangible common equity and is therefore generally considered insolvent and also a potential acquisition target. Additionally, as of June 30, 2012, according to SNL Financial there were 80 other banks with assets between $750 million and $10 billion and Texas Ratios (1) less than 100% and (2) greater than 0%, which present potential acquisition opportunities that we believe would complement our product offerings while simultaneously taking advantage of operating efficiencies and scale and our local branding and leadership. We believe those dynamics will provide ongoing opportunities for us to continue to execute our acquisition strategy over the next several years. We also believe there are a number of healthy banks in these markets that would complement our breadth of products and services and benefit from our operating effectiveness and scale while welcoming our approach to local branding and leadership.

The table below highlights banks with a Texas Ratio either (1) in excess of 100% or (2) less than 0% and banks with a Texas Ratio less than 100% and assets between $750 million and $10 billion:

	Banks with Texas Ratios > 100% or <0%			Other Banks with Assets Between $750mm and $10bn
	# of Banks	Total Assets ($ millions)	Total Deposits ($ millions)	# of Banks	Total Assets ($ millions)	Total Deposits ($ millions)
By Urban Corridor
Kansas City MSA	8	$4,442	$3,319	5	$8,011	$7,208
Colorado Front Range	8	2,554	2,296	5	8,809	7,137

Urban Corridor Total	16	$6,996	$5,614	10	$16,820	$14,346

By State
Missouri	19	$13,213	$11,284	20	$27,489	$21,595
Kansas	4	2,145	1,566	10	25,040	17,052
Colorado	13	4,387	3,921	6	11,090	9,056

State Total	36	$19,745	$16,771	36	$63,620	$47,703

Surrounding States (Iowa, Montana, Nebraska, Wyoming, South and North Dakota)

Surrounding States Total	12	$4,798	$3,958	44	$88,316	$65,711

State & Surrounding States Total	48	$24,544	$20,728	80	$151,936	$113,414

Source: SNL Financial. Most recently available data through August 16, 2012 for the period ended March 30, 2012 or June 30, 2012.

Our Competitive Strengths

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Leading risk-adjusted operating performance—Since the fourth quarter of 2010, the beginning of our operating history, we have been able to achieve profitability. For the six months ended June 30, 2012, we had a leading risk-adjusted operating performance for a bank of our size, as measured by our top quartile rank among U.S. bank holding companies with $3 billion to $10 billion of total assets in terms of pre-tax provision net revenue to risk weighted assets.

For the six months ended June 30, 2012	Pre-Tax Pre-Provision Net Revenue (1)/ Risk- Weighted Assets
NBH (Actual)(2)	2.75%
NBH (Adjusted)(2)	3.20%
Median of U.S. bank holding companies with $3.0 to $10.0 billion in Total Assets	2.21%
1st Quartile Cut-Off	2.68%

Source: SNL Financial

(1)	Pre-tax pre-provision net revenue is defined as net income without giving effect to loan loss provision and income tax expense. Pre-tax pre-provision net revenue to risk-weighted assets is a non-GAAP financial measure, which we use as a supplemental measure to evaluate our performance. We believe that the most comparable GAAP financial measure calculated in accordance with GAAP to the ratio of pre-tax pre-provision net revenue to risk-weighted assets is the ratio of net income to risk-weighted assets, which was 0.44% for the six months ended June 30, 2012. For a reconciliation of all non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(2)	Adjusted pre-tax pre-provision net revenue to risk-weighted assets is a non-GAAP financial measure that excludes stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains and related acquisition expenses. We believe that it is appropriate to adjust for these items because these expenses do not fluctuate in the same manner, or for the same reasons, as do our other operating expenses or the comparable expenses of our peers, and we believe that the adjusted measure is more representative of management’s plans for the future operations and compensatory policies. In connection with the formation of the Company, all members of our board of directors and executive management and other select members of management were granted equity awards, and we do not expect grants of such large quantities to be granted at any single time in the near future. As a result, once the vesting requirements of these awards have been satisfied, we expect that the related compensation expense will decrease substantially. Information with respect to bank holding companies included in the median and first quartile comparative data has not been adjusted to exclude any stock-based compensation expense, loss (gain) on sale of securities, bargain purchase gains and related acquisition expenses. For a reconciliation of this non-GAAP financial measure, see note 6 to the “Selected Historical Consolidated Financial Information.”

We believe our ability to operate efficiently is enhanced by our centralized management structure, our access to attractive labor and real estate costs in our markets, and an infrastructure that is unencumbered by legacy systems. Furthermore, we anticipate additional expense synergies from the integration of our recent acquisitions, which we believe will enhance our financial performance.

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Disciplined focus on building meaningful scale in attractive markets. We believe our current and prospective markets present substantial acquisition and long-term organic growth opportunities, based on the number of financial institutions, including troubled financial institutions, retrenching competitors and attractive demographic characteristics. We are actively executing on our strategy to build further scale in our markets and, as of June 30, 2011 (the last date as of which data are available), according to SNL Financial, after giving effect to the Bank of Choice and Community Banks of Colorado acquisitions (as of their acquisition dates):

•	over 77% of our deposits were concentrated in the Kansas City MSA and Colorado;

•	we were ranked as the sixth largest depository institution in the Kansas City MSA with a 5.2% deposit market share; and

•	we were ranked as the sixth largest depository institution in Colorado with a 2.2% deposit market share.

•	Attractive risk profile. Nearly our entire loan portfolio has been subjected to acquisition accounting adjustments and, in some cases, is also subject to loss sharing arrangements with the FDIC:

•	as of June 30, 2012, approximately 86.3% of our loans (by dollar amount) were acquired loans and all of those loans were adjusted to their estimated fair values at the time of acquisition;

•	as of June 30, 2012, 38.7% of our loans and 56.3% of our OREO (each by dollar amount) were covered by a loss sharing arrangement with the FDIC; and

•	for our Bank Midwest acquisition, we selected the acquired assets based on comprehensive due diligence and purchased only select performing loans at that time and client deposits.

We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

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Expertise in FDIC-assisted and unassisted bank transactions. We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

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Experienced and respected management team and board of directors. Our management team is led by Mr. Laney, a 30-year veteran of the banking industry with significant experience in running complex franchises at both Bank of America and Regions Financial. Mr. Laney leads a respected executive team of bankers with extensive experience at nationally recognized financial institutions who have, on average, 32 years banking experience and have, collectively, completed 56 acquisitions worth over $139.0 billion in assets. Many of our management team members have extensive experience working together, including at Bank of America or Citizens Financial Group. In addition, our board of directors, led by Chairman Frank Cahouet, is highly accomplished and well versed in the banking industry and provides substantial expertise and experience and valuable perspective to our growth and operating strategies.

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New operating platform implemented and positioned for growth. We have invested in our infrastructure and technology through the implementation of an efficient, industry-leading, scalable platform that supports our risk management activities and our potential for significant future growth and new product offerings. We have centralized many of our operational functions in Kansas City, which has desirable cost and labor market characteristics. We have built enterprise-wide finance and risk management capabilities that we expect will afford efficiencies as we grow. As we continue to pursue acquisitions, we will seek to integrate new banks quickly and seamlessly convert them to our platform, with a focus on exceeding expectations of our clients and employees while keeping our operating costs low.

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Available capital to support growth. As of June 30, 2012, we had approximately $350 million and $475 million of excess capital available on a consolidated basis, assuming a 10% and 8% Tier 1 leverage ratio, respectively, to continue to implement our acquisition strategy and to support growth in our existing banking franchises. As of June 30, 2012, our capital ratios exceeded both regulatory guidelines and the level at which we would expect to operate long-term following the deployment of our excess capital.

Our Business Strategy

Our strategic plan is to become a leading regional bank holding company through selective acquisitions of financial institutions, including troubled financial institutions that have stable core franchises and significant local market share as well as other complementary businesses, while structuring the transactions to limit risk. We plan to achieve this through the acquisition of financial institutions from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. Additionally, our acquisition strategy is to identify markets that are relatively unconsolidated, establish a meaningful presence within those markets, and take advantage of the operational efficiencies and enhanced market position. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

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Disciplined acquisitions. We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

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Attractive markets. We seek to acquire banking franchises in markets that exhibit attractive demographic attributes. Our focus is on comparatively healthy business markets that are home to a substantial number of financial institutions, including troubled financial institutions for which we believe there are a limited number of potential acquirors. Additionally, we seek banking markets that present favorable competitive dynamics and a lack of consolidation in order to position us for long-term growth. We believe that our two current markets—the greater Kansas City region and Colorado—meet these objectives. We intend to continue to make banking acquisitions in these markets and in complementary markets to expand our existing franchise.

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Focus on client-centered, relationship-driven banking strategy. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and online banking solutions. Our commercial bankers focus on small- and mid-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete array of loan, deposit and treasury management products and services.

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Expansion through organic growth and enhanced product offerings. We believe that our focus on attractive markets will provide long-term opportunities for organic growth, particularly in an improving economic environment. We also believe that our focus on serving consumers and small- to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income.

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Operating platform and efficiencies. We have consolidated our acquired banks under one charter and we intend to continue to utilize our comprehensive underwriting and risk management processes while maintaining local branding, leadership and decision making. We have integrated all of our acquired banks onto one state-of-the-art operating platform that we believe will provide scalable technology to support and integrate future growth and realize operating efficiencies throughout our enterprise.

We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating acquisitions (including FDIC-assisted transactions) creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Products and Services

Through NBH Bank, N.A., our primary business is to offer a full range of traditional banking products and financial services to both our commercial and consumer customers, who currently are predominantly located in Kansas, Missouri and Colorado. We offer a full array of lending products to cater to our customers’ needs, including, but not limited to, small business loans, equipment loans, term loans, asset-backed loans, letters of credit, commercial lines of credit, residential mortgage loans, home equity and consumer loans. We also offer traditional depository products, including commercial and consumer checking accounts, non-interest-bearing demand accounts, money market deposit accounts, savings accounts and time deposit accounts and cash management services.

We offer a high level of personalized service to our customers through our relationship managers and banking center personnel. We believe that a banking relationship that includes multiple services, such as loan and deposit services, online banking solutions and treasury management products and services, is the key to profitable and long-lasting customer relationships and that our local focus and local decision making provide us with a competitive advantage over banks that do not have these attributes.

Lending Activities

Our primary strategic objective is to serve small- to medium-sized businesses in our market with a variety of unique and useful services, including a full array of commercial mortgage and non-mortgage loans. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model and of the 22 commercial bankers that we have in our Bank Midwest locations, 14 of those are newly recruited talent. Of the 36 commercial bankers that we have in our Community Banks of Colorado locations, 6 of those are newly recruited talent. Our commercial bankers focus on small- and medium-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete suite of loan, deposit and treasury management products and services. Our consumer bankers focus on knowing their individual clients in order to best meet their financial needs, offering a full complement of loan, deposit and online banking solutions. We strive to do business in the areas served by our banking centers, which is also where our marketing is focused, and the vast majority of our new loan customers are located in existing market areas.

Our loan portfolio includes commercial and industrial loans, consumer loans, commercial real estate loans, residential real estate loans and agricultural loans. The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower’s market or industry segment. Attributes of the relevant business market or industry segment include the competitive environment, customer and supplier power, threat of substitutes and barriers to entry and exit. Our credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio.

Our credit policy also provides detailed procedures for making loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to our fair lending policy. Our credit policy addresses the common credit standards for making loans to individuals, the credit analysis and financial statement requirements, the collateral requirements, including insurance coverage where appropriate, as well as the documentation required. Our ability to analyze a borrower’s current financial health and credit history, as well as the value of collateral as a secondary source of repayment, when applicable, are significant factors in determining the creditworthiness of loans to individuals. We have also adopted formal credit policies regarding our underwriting procedures for other loans including commercial and commercial real estate loans. We require various levels of internal approvals based on the characteristics of such loans, including the size, nature of the exposure and type of collateral if any. We believe that the procedures required by our credit policies enhance internal responsibility and accountability for underwriting decisions and permit us to monitor the performance of credit decisioning. For more detail on our credit policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality.”

As of June 30, 2012, approximately 60.2% of our total portfolio was variable rate loans, approximately 39.8% of our total loan portfolio was fixed rate loans and less than 1.7% of our total loan portfolio was unsecured. As of June 30, 2012, of the loans we had originated, approximately 19.4% were variable rate loans and approximately 80.6% were fixed rate loans.

Commercial and Industrial Loans. We originate commercial and industrial loans and leases, including working capital loans, equipment loans and other commercial loans and leases. The terms of these loans vary by purpose and by type of underlying collateral, if any.

Working Capital Loans. Working capital loans generally have terms of up to one year and have variable interest rates priced over the prime rate as published in the Wall Street Journal or LIBOR. The loans are usually secured by accounts receivable and inventory and carry the personal guarantees of the principals of the business.

In some cases, we use an independent third party to assess and recommend appropriate advance rates (i.e., how much we will lend) based on the liquidation value of collateral. Additionally, we may use third-party monitoring of advance rates in some cases. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash.

Equipment Loans. Equipment loans have terms of up to three to five years and are amortized over the terms of the loans. Interest rates are either fixed or variable with variable rate loans priced over the prime rate as published in the Wall Street Journal or LIBOR. Equipment loans are generally secured by the financed equipment at advance rates that we believe are appropriate for the equipment type.

In our credit underwriting process, we carefully evaluate the borrower’s industry, operating performance, liquidity and financial condition. We underwrite credits based on multiple repayment sources, including operating cash flow, liquidation of collateral and guarantor support, if any. As of June 30, 2012, approximately 90.6% of our commercial and industrial loans were secured and a significant portion of those loans were supported by personal guarantees. We closely monitor the operating performance, liquidity and financial condition of borrowers through analysis of periodic financial statements and meetings with the borrower’s management. As part of our credit underwriting process, we also review the borrower’s total debt obligations on a global basis. As of June 30, 2012, we had $283.8 million in commercial and industrial loans and leases outstanding, comprising approximately 14.3% of our total loan portfolio. During the six months ended June 30, 2012, we originated and closed $30.9 million of commercial and industrial loans, which was approximately 18.5% of total loans originated for portfolio investment during that period.

Consumer Loans. We offer a variety of consumer loans, including loans to banking center customers for consumer and business purposes, to meet customer demand and to increase the yield on our loan portfolio. All of our newly originated loans are on a direct to consumer basis. Consumer loans are structured as small personal lines of credit and term loans, with the latter generally bearing interest at a higher rate and having a shorter term than residential mortgage loans. Consumer loans are both secured (for example by deposit accounts, brokerage accounts or automobiles) and unsecured and carry either a fixed rate or variable rate.

Examples of our consumer loans include:

•	home improvement loans not secured by real estate;

•	new and used automobile loans; and

•	personal lines of credit.

As of June 30, 2012, we had $61.8 million in consumer loans outstanding, comprising 3.1% of our total loan portfolio. During the six months ended June 30, 2012, we originated and closed $7.2 million of consumer loans, which was approximately 4.3% of total loans originated for portfolio investment during that period.

Real Estate Loans. Our real estate loans consist of commercial real estate loans and residential real estate loans.

Commercial Real Estate Loans. Commercial real estate loans, or CRE loans, consist of loans to finance the purchase of commercial real estate, loans to finance inventory and working capital that are secured by commercial real estate and construction and development loans.

Our CRE loans include loans on 1-4 family construction properties, commercial properties such as office buildings, strip malls, or free-standing commercial properties, multi-family and investor properties and raw land development loans.

These loans are typically secured by a first lien mortgage on multi-family, office, warehouse, hotel or retail property plus assignments of all leases related to the properties. These loans are generally divided into two categories: loans to commercial entities that will occupy most or all of the property (described as “owner-occupied”) and non-owner occupied loans. In the case of owner-occupied loans, we are usually the primary provider of financial services for the company and/or the principals. Underwriting guidelines generally require borrowers to contribute cash equity that results in an 80% or less loan-to-value ratio on owner-occupied properties and a 75% or less loan-to-value ratio on non-owner occupied properties. Debt service coverage ratios are also required to comply with our standards. Exceptions to these guidelines are infrequent and are justified based on other credit factors. Substantially all CRE loans require regular monthly amortization of principal and are amortizing over 15 to 25 years with maturity dates that generally do not exceed 3 to 5 years. These loans are either fixed rate or variable rate priced over the prime rate as published in the Wall Street Journal or LIBOR. We seek to reduce the risks associated with commercial mortgage lending by focusing our lending in our primary markets and obtaining financial statements or tax returns or both from borrowers and guarantors at regular intervals. It is also our policy to obtain personal guarantees from the principals of the borrowers.

Outside of owner-occupied CRE loans that are repaid through the cash flows generated by the borrowers’ business operations, commercial real estate is not a focus in our lending strategy. As of June 30, 2012, we had $965.9 million in CRE loans outstanding, comprising approximately 48.7% of our total loan portfolio. During the six months ended June 30, 2012, we originated and closed $25.4 million of CRE loans, which was approximately 15.2% of total loans originated for portfolio investment during that period.

Residential Real Estate Loans. Residential real estate loans consist of loans secured by the primary or secondary residence of the borrower. These loans consist of closed loans, which are typically amortizing over a 10 to 30 year term. We also offer open-ended home equity loans, which are loans secured by secondary financing on residential real estate. Our loan-to-value benchmark for these loans is below 80% at inception along with satisfactory debt-to-income ratios. Residential real estate loans are offered with fixed rates or variable rates priced over U.S. Treasury indices or the prime rate as published in the Wall Street Journal.

Our primary focus is to maintain and expand relationships with realtors and other key contacts in the residential real estate industry in order to originate new mortgages. As of June 30, 2012, we had a total of $525.5 million in outstanding residential real estate loans, comprising 26.5% of our total loan portfolio. During the six months ended June 30, 2012, we originated and closed $73.1 million of residential real estate loans, which was approximately 43.9% of total loans originated for portfolio investment during that period.

Agricultural Loans. Agricultural loans consist of loans to farmers and other agricultural businesses to finance agricultural production. The principal source of repayment on these loans is the crops sold at the end of the harvest season. Agricultural loans include term loans to finance agricultural land and equipment, as well as short term lines to support crop production. Loans to finance agricultural land are amortized over 15 to 25 years, typically with three to five year maturities. Loans to finance agricultural equipment are amortized over five to ten years, typically with three to five year maturities. Pricing may be fixed rate or variable rate priced over LIBOR or the prime rate as published in the Wall Street Journal. We leverage specialists to ensure consistent, disciplined underwriting and structuring of agricultural loans. As of June 30, 2012, we had a total of $147.0 million in outstanding agricultural loans, comprising 7.4% of our total loan portfolio. During the six months ended June 30, 2012, we originated and closed $30.0 million of agricultural loans, which was approximately 18.0% of total loans originated for portfolio investment during that period.

Deposit Products and Other Funding Sources

We offer a variety of deposit products to our customers, including checking accounts, savings accounts, money market accounts and other deposit accounts, including fixed-rate, fixed maturity retail time deposits ranging in terms from 30 days to five years, individual retirement accounts, and non-retail time deposits consisting of jumbo certificates greater than or equal to $100,000. As of June 30, 2012, our deposit portfolio was comprised of 14.0% non-interest bearing deposits and 48.3% time deposits. We intend to continue our efforts to attract lower cost transaction deposits from our business lending relationships in order to lower our cost of funds and improve our net interest margin.

Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. Our deposits are primarily obtained from areas surrounding our banking centers. In order to attract and retain deposits, we rely on providing quality service and introducing new products and services that meet our customers’ needs.

Financial Products & Services

In addition to traditional banking activities, we provide other financial services to our customers, including: internet banking, wire transfers, automated clearing house services, electronic bill payment, lock box services, remote deposit capture services, courier services, merchant processing services, cash vault, controlled disbursements, positive pay and cash management services (including account reconciliation, collections and sweep accounts).

Competition

The banking landscape in our primary markets of Colorado, Kansas and Missouri is highly competitive and quite fragmented, with many small banks having limited market share while the large out of state national and super-regional banks control the majority of deposits and profitable banking relationships. We compete actively with national, regional and local financial services providers, including banks, thrifts, credit unions, mortgage bankers and finance companies. Our largest banking competitors in the Kansas City MSA are UMB, Commerce, US Bank, Bank of America, Valley View, Capitol Federal, Central Bancompany, CCB Financial Corp, Enterprise Financial Services Corp, and our largest competitors in Colorado are Wells Fargo, FirstBank, JPMorgan Chase, U.S. Bank, Bank of the West, KeyBank, Alpine Bank, Compass Bank, Vectra Bank and First National Bank of Colorado.

Competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a growing variety of traditional brick and mortar banks and nontraditional alternatives, such as online banks. Competition among providers is based on many factors. We believe the most important of these competitive factors that determine success are our consumer bankers’ focus on knowing their individual clients in order to best meet their financial needs and our commercial bankers’ focus on small- and medium-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete array of loan, deposit and treasury management products and services. The primary factors driving commercial and consumer competition for loans and deposits are interest rates, the fees charged, customer service levels and the range of products and services offered. In addition, other competitive factors include the location and hours of our branches and customer service orientation of our employees.

We recognize that there are banks with which we compete that have greater financial resources, access to more capital and higher lending capacity than we do and offer a wider range of deposit and lending instruments than we do. However, given our existing capital base, which should be enhanced as a result of this offering, we expect to be able to meet the majority of small- to medium-sized business and consumer credit needs. As of June 30, 2012, our legal lending limit to any one customer was $131.8 million and our house limit to any one customer was $30.0 million.

Employees

At August 1, 2012, we had 1,139 full-time employees and 37 part-time employees. Given the nature of our business, we have moved aggressively to add significant talent to our commercial and consumer bankers as well as our risk management functions.

Facilities and Real Estate

Our principal executive offices are located in the Denver Tech Center area immediately south of Denver. We also have 70,242 square feet of office and operations space in Kansas City, Missouri. At June 30, 2012, we operated 45 full-service banking centers in Kansas and Missouri, 50 in Colorado, four in California and two in Texas, as well as 20 retirement center locations in Kansas and Missouri and six retirement center locations in each of Colorado and Texas. Of these banking centers, 59 locations were leased and 74 were owned.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

SUPERVISION AND REGULATION

The U.S. banking industry is highly regulated under federal and state law. Banking laws, regulations, and policies affect the operations of the Company and its subsidiaries. Investors should understand that the primary objective of the U.S. bank regulatory regime is the protection of depositors, the DIF, and the banking system as a whole, not the protection of the Company’s stockholders.

As a bank holding company, we are subject to inspection, examination, supervision and regulation by the Federal Reserve. Our bank subsidiary is subject to supervision and regulation by the OCC. In addition, we expect that the additional businesses that we may invest in or acquire will be regulated by various state and/or federal banking regulators, including the OCC, the Federal Reserve and the FDIC.

Banking statutes and regulations are subject to continual review and revision by Congress, state legislatures and federal and state regulatory agencies. A change in such statutes or regulations, including changes in how they are interpreted or implemented, could have a material effect on our business. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance pursuant to such laws and regulations, which are binding on us and our subsidiaries. These regulatory issuances also may affect the conduct of our business or impose additional regulatory obligations. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and our subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described.

National Bank Holdings Corporation as a Bank Holding Company

Any entity that acquires direct or indirect control of a bank must obtain prior approval of the Federal Reserve to become a bank holding company pursuant to the BHCA. We became a bank holding company in connection with the acquisition of the assets and assumption of selected liabilities of the former Hillcrest Bank from the FDIC by our newly chartered bank subsidiary, Hillcrest Bank, N.A. As a bank holding company, we are subject to regulation under the BHCA and to supervision, examination, and enforcement by the Federal Reserve. Federal Reserve jurisdiction also extends to any company that we directly or indirectly control, such as our non-bank subsidiaries and other companies in which we make a controlling investment. While subjecting us to supervision and regulation, we believe that our status as a bank holding company (as opposed to a non-controlling investor) broadens the investment opportunities available to us among public and private financial institutions, failing and troubled financial institutions, seized assets and deposits and FDIC auctions.

Banking statutes, regulations and policies could restrict our ability to diversify into other areas of financial services, acquire depository institutions and make distributions or pay dividends on our equity securities. They may also require us to provide financial support to any bank that we control, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of a general deterioration in the financial condition of Bank Midwest or other depository institutions we control.

NBH Bank, N.A. as a National Bank

NBH Bank, N.A. (formerly Bank Midwest, N.A); is a national bank, chartered under federal law, and, as such, is subject to supervision and examination by the OCC, NBH Bank’s primary banking regulator. NBH Bank’s deposits are insured by the FDIC through the DIF, in the manner and to the extent provided by law. As an insured bank, NBH Bank is subject to the provisions of the Federal Deposit Insurance Act, as amended (which we refer to as the “FDI Act”) and the FDIC’s implementing regulations thereunder, and may also be subject to supervision and examination by the FDIC under certain circumstances.

Under the FDIC Improvement Act of 1991 (which we refer to as “FDICIA”), NBH Bank must submit financial statements prepared in accordance with GAAP and management reports signed by the Company’s and

NBH Bank’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, an assessment of internal controls, and an assessment of NBH Bank’s compliance with various banking laws and FDIC and other banking regulations. In addition, we must submit annual audit reports to federal regulators prepared by independent auditors. As allowed by regulations, we may use our audit report prepared for the Company to satisfy this requirement. We must provide our auditors with examination reports, supervisory agreements and reports of enforcement actions. The auditors must also attest to and report on the statements of management relating to the internal controls. FDICIA also requires that NBH Bank form an independent audit committee consisting of outside directors only, or that the Company’s audit committee be entirely independent.

NBH Bank is subject to specific requirements pursuant to the OCC Operating agreement it entered into with the OCC in connection with our acquisition of Bank Midwest. The OCC Operating Agreement requires that NBH Bank maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to 11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets and, until December 2013, not pay a dividend to the Company. The OCC Operating Agreement requires, among other things, that NBH Bank provide notice to, and obtain consent from, the OCC with respect to any additional failed bank acquisitions from the FDIC or the appointment of any new director or senior executive officer of NBH Bank. In addition, the OCC Operating Agreement required NBH Bank to submit a comprehensive business plan to the OCC and requires NBH Bank not to significantly deviate from its business plan without the OCC’s consent and to review its progress under such plan quarterly.

NBH Bank (and, with respect to certain provisions, the Company) is also subject to a FDIC Order, dated November 4, 2010, issued in connection with the FDIC’s approval of our applications for deposit insurance following the Bank Midwest acquisition. The FDIC Order requires, among other things, that until December 2013, NBH Bank must obtain the FDIC’s approval before implementing certain compensation plans and certain changes to its management and board of directors, submit updated business plans and reports of material deviations from those plans to the FDIC and comply with the applicable requirements of the FDIC Policy Statement. Additionally, the FDIC Order requires that NBH Bank maintain a ratio of tier 1 capital to total assets equal to at least ten percent until December 2013. The FDIC Order also required that NBH Bank be initially capitalized with at least $390.0 million of paid-in capital and requires that NBH Bank establish an audit committee of the Board of Directors comprised of at least three directors, none of whom are officers of the bank and all of whom are independent, obtain adequate fidelity coverage, adopt an accrual accounting system, submit to (and receive a non-objection by) the FDIC of a Community Reinvestment Act plan, obtain annual audits of its financial statements by an independent public accounting firm, and make disclosures to proposed directors and stockholders of NBH Bank concerning the interests of any insider in any transaction by the bank.

A failure by us or NBH Bank to comply with the requirements of the OCC Operating Agreement or the FDIC Order, or the objection by the OCC or the FDIC to any materials or information submitted pursuant to the OCC Operating Agreement or the FDIC Order, could prevent us from executing our business strategy and materially and adversely affect us. As of June 30, 2012, NBH Bank was in compliance with all of the material terms of the OCC Operating Agreement and FDIC Order.

We filed two comprehensive three-year business plans with the OCC in connection with the organization and operation of Bank Midwest, N.A. and the acquisition of Hillcrest Bank, N.A. The OCC issued a supervisory non-objection with respect to each plan on March 22, 2011 and our board of directors subsequently adopted each plan. Each plan covers the requirements mandated by OCC, including a mission statement, an assessment of the bank’s current and future operating environment, strategic goals and objectives, identification of present and future product lines, adequacy of internal operations, management, staffing, policies and procedures, a risk management program, compensation plans, policies on corporate governance, quarterly financial forecasts, funding plan, capital plan, securities portfolio composition, lending activities, the intended geographic market area and competitive factors, plans to adhere with consumer laws, a description of the bank’s Bank Secrecy Act compliance plan, a description of the bank’s Community Re-investment Act program, a description of the bank’s current and retail branch footprint, a description of the bank’s owned and leased premises and equipment, an assessment of the bank’s technology systems, a list of activities outsourced to third parties, an evaluation of the bank’s vendor management program, a review of the bank’s security program, and an action plan to adhere with the OCC comprehensive business plans.

We have implemented a quarterly monitoring and reporting process to remain in compliance with the comprehensive business plans and the requirements of the OCC Agreement and FDIC Order. We also file a written quarterly status report to the OCC regarding our adherence to the business plan, capital plan, loan portfolio program, liquidity plan, risk management program, corporate governance, and changes to directors and senior executive officers. In addition, NBH Bank is required to inform the OCC of acquisitions and has previously provided the OCC with detailed acquisition plans for each completed acquisition and received prior OCC supervisory non-objection to execute the acquisitions.

Regulatory Notice and Approval Requirements for Acquisitions of Control

We must generally receive federal bank regulatory approval before we can acquire an institution or business. Specifically, as a bank holding company, we must obtain prior approval of the Federal Reserve in connection with any acquisition that would result in the Company owning or controlling more than 5% of any class of voting securities of a bank or another bank holding company. In acting on such applications, the Federal Reserve considers, among other factors: the effect of the acquisition on competition; the financial condition and future prospects of the applicant and the banks involved; the managerial resources of the applicant and the banks involved; the convenience and needs of the community, including the record of performance under the CRA; the effectiveness of the applicant in combating money laundering activities; and the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. Our ability to make investments in depository institutions will depend on our ability to obtain approval for such investments from the Federal Reserve. The Federal Reserve could deny our application based on the above criteria or other considerations. For example, we could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

Federal and state laws, including the BHCA and the Change in Bank Control Act, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of our voting securities were to exceed certain thresholds, the investor could be deemed to “control” us for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

Broad Supervision, Examination and Enforcement Powers

A principal objective of the U.S. bank regulatory regime is to protect depositors by ensuring the financial safety and soundness of banks and other insured depository institutions. To that end, the Federal Reserve, the OCC and the FDIC have broad regulatory, examination and enforcement authority over bank holding companies and national banks to ensure compliance with banking statutes, regulations, and regulatory guidance, orders, and agreements and safe and sound operation, including the power to issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance and appoint a conservator or receiver. Bank regulators regularly examine the operations of banks and bank holding companies. In addition, banks and bank holding companies are subject to periodic reporting and filing requirements.

Bank regulators have various remedies available if they determine that a banking organization has violated any law or regulation, that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization’s operations are unsatisfactory, or that the banking organization is operating in an unsafe or unsound manner. The bank regulators have the power to, among other things: enjoin “unsafe or unsound” practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, terminate deposit insurance, and appoint a conservator or receiver.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject the Company, its subsidiaries and their respective officers, directors and institution-affiliated parties to the remedies described above and other sanctions. In addition, the FDIC could terminate NBH Bank’s deposit insurance if it determined that the bank’s financial condition was unsafe or unsound or that the bank engaged in unsafe or unsound practices or violated an applicable rule, regulation, order or condition enacted or imposed by the bank’s regulators.

Interstate Banking

Interstate Banking for State and National Banks

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act (which we refer to as the “Riegle-Neal Act”), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company’s initial entry into the state, more than 30% of such deposits in the state (or such lesser or greater amount set by the state). The Dodd-Frank Act amended the BHCA to require that a bank holding company be well capitalized and well managed, not merely adequately capitalized and adequately managed, in order to acquire a bank located outside of the bank holding company’s home state.

The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate banking centers. The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a de novo branch in any state if the law of the state in which the branch is proposed would permit the establishment of the branch if the bank were a bank chartered in that state. National banks may provide trust services in any state to the same extent as a trust company chartered by that state.

FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions

As the agency responsible for resolving failed depository institutions, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC Policy Statement imposes additional restrictions and requirements on certain “private investors” and institutions to the extent that those investors or institutions seek to acquire a failed insured depository institution from the FDIC. The FDIC adopted the FDIC Policy Statement on August 26, 2009, and issued guidance regarding the policy statement on January 6, 2010 and April 23, 2010.

The FDIC Policy Statement applies to private investors in a company (such as the Company) that proposes to assume deposit liabilities (or liabilities and assets) from the resolution of a failed insured depository institution, but does not apply to investors with 5% or less of the total voting power of an acquired depository institution or its bank holding company, provided there is no evidence of concerted action by such investors. In the FDIC Policy Statement Q&A, the FDIC indicated that it will presume that “concerted action” exists where investors with 5% or less of the total voting power of an acquired depository institution or its bank holding company own, in the aggregate, greater than two-thirds of the total voting power of such acquired depositary institution or its bank holding company. This presumption may be rebutted if the investors or the placement agent provide sufficient evidence that the investors are not participating in concerted action. In evaluating whether this presumption has been rebutted, the FDIC will consider, among other things: (1) whether each investor was among many potential investors contacted for investment and reached an independent decision to invest, (2) whether any investors are managed or advised by a common investment manager or advisor, (3) whether any investors are engaged or anticipate engaging, as part of a group consisting of substantially the same entities as the stockholders of the acquired depository institution or holding company, in substantially the same combination of interests, in any additional banking or non-banking activity in the United States, (4) whether any investor has any significant ownership interest in or the right to acquire shares of any other investor, (5) whether there are any agreements or understandings between any investors for the purpose of controlling the depository institution or its bank holding company, (6) whether any investors (or any directors representing investors) will consult one another concerning the voting of the depository institution’s or its bank holding company’s stock, (7) whether any directors representing a particular investor will represent only the investor which nominated him or her or will also represent additional investors and (8) the primary federal banking regulator’s evaluation of whether any investors are acting in concert for purposes of applying the Change in Bank Control Act and the BHCA.

For those institutions and investors to which it applies, the FDIC Policy Statement imposes the following provisions, among others. First, institutions are required to maintain a ratio of tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be “well capitalized” under regulatory standards during the remaining period of ownership of the investors. This amount of capital exceeds the amount otherwise required under applicable regulatory requirements. Second, investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, institutions are prohibited from extending credit to investors and to affiliates of investors. Fourth, investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions. The FDIC has interpreted this prohibition to apply to a wide range of non-U.S. jurisdictions. In its guidance, the FDIC has required that non-U.S. investors subject to the FDIC Policy Statement invest through a U.S. subsidiary and adhere to certain requirements related to record keeping and information sharing. Fifth, investors are prohibited from selling or otherwise transferring the securities they hold for three years after acquisition without FDIC approval. These transfer restrictions do not apply to open-ended investment companies that are registered under the Investment Company Act, issue redeemable securities and allow investors to redeem on demand. Sixth, investors may not employ complex and functionally opaque ownership structures to invest in institutions. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that institution in an FDIC auction. Eighth, investors may be required to provide information to the FDIC regarding the investors and all entities in their ownership chains, such as information regarding the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams and their business models. Ninth, the FDIC Policy Statement does not replace or substitute for otherwise applicable regulations or statutes.

Limits on Transactions with Affiliates

Federal law restricts the amount and the terms of both credit and non-credit transactions (generally referred to as “Covered Transactions”) between a bank and its nonbank affiliates. Covered Transactions with any single affiliate may not exceed 10% of the capital stock and surplus of the bank, and Covered Transactions with all affiliates may not exceed, in the aggregate, 20% of the bank’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s tier 1 and tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from tier 2 capital. The bank’s transactions with all of its affiliates in the aggregate are limited to 20% of the foregoing capital. In addition, in connection with Covered Transactions that are extensions of credit, the bank may be required to hold collateral to provide added security to the bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are Covered Transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding Covered Transactions must be satisfied.

Bank Holding Companies as a Source of Strength

The Federal Reserve requires that a bank holding company serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. Because we are a bank holding company, the Federal Reserve views the Company (and its consolidated assets) as a source of financial and managerial strength for any controlled depository institutions.

Under the prompt corrective action provisions, if a controlled bank is undercapitalized, then the regulators could require its bank holding company to guarantee a capital restoration plan. In addition, if the Federal Reserve believes that a bank holding company’s activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such action is not in the best interests of the bank holding company or its stockholders.

The Dodd-Frank Act codified the requirement that holding companies, like the Company, serve as a source of financial strength for their subsidiary depository institutions, by providing financial assistance to its insured depository institution subsidiaries in the event of financial distress. Under the source of strength requirement imposed by the Federal Reserve and codified in the Dodd-Frank Act, the Company could be required to provide financial assistance to the Bank should it experience financial distress. If the capital of the Bank were to become impaired, the OCC could assess the Company for the deficiency. If we failed to pay the assessment within three months, the OCC could order the sale of our stock in the Bank to cover the deficiency.

In addition, capital loans by us to the Bank will be subordinate in right of payment to deposits and certain other indebtedness of the Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Depositor Preference

The FDI Act provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If our insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including us, with respect to any extensions of credit they have made to such insured depository institution.

Liability of Commonly Controlled Institutions

FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of an FDIC-insured depository institution controlled by the same bank holding company and for any assistance provided by the FDIC to an FDIC-insured depository institution that is in danger of default and that is controlled by the same bank holding company. “Default” means generally the appointment of a conservator or receiver for the institution. “In danger of default” means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The cross-guarantee liability for a loss at a commonly controlled institution would be subordinated in right of payment to deposit liabilities, secured obligations, any other general or senior liability and any obligation subordinated to depositors or general creditors, other than obligations owed to any affiliate of the depository institution (with certain exceptions).

Dividend Restrictions

The Company is a legal entity separate and distinct from each of its subsidiaries. Because the Company’s consolidated net income consists largely of net income of its bank and non-bank subsidiaries, the Company’s ability to pay dividends depends upon its receipt of dividends from its subsidiaries. The ability of a bank to pay dividends and make other distributions is limited by federal and state law. The specific limits depend on a number of factors, including the bank’s type of charter, recent earnings, recent dividends, level of capital and regulatory status. The regulators are authorized, and under certain circumstances are required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. For example, the FDI Act generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized.

Dividends that may be paid by a national bank without the express approval of the OCC are limited in the aggregate for any calendar year to that bank’s retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. State-chartered subsidiary banks are also subject to state regulations that limit dividends. Nonbank subsidiaries are also limited by certain federal and state statutory provisions and regulations covering the amount of dividends that may be paid in any given year.

Currently, the OCC Operating Agreement prohibits NBH Bank from paying a dividend to the Company until December 2013 and, once the prohibition period has elapsed, imposes other restrictions on NBH Bank’s ability to pay dividends, including requiring prior approval from the OCC before any distribution is made.

The ability of a bank holding company to pay dividends and make other distributions can also be limited. The Federal Reserve has authority to prohibit a bank holding company from paying dividends or making other distributions. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless: (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries; and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Dodd-Frank Act imposes, and Basel III (described below) once in effect will impose, additional restrictions on the ability of banking institutions to pay dividends.

Regulatory Capital Requirements

In General

Bank regulators view capital levels as important indicators of an institution’s financial soundness. As a bank holding company, we are subject to regulatory capital adequacy requirements implemented by the Federal Reserve. In addition, the OCC imposes capital adequacy requirements on our subsidiary bank. The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations. Under these guidelines, assets are assigned to one of several risk categories, and nominal dollar amounts of assets and credit equivalent amounts of off-balance-sheet items are multiplied by a risk adjustment percentage for the category. NBH Bank is, and other depository institution subsidiaries that we may acquire or control in the future will be, subject to such capital adequacy guidelines.

There are five capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can result in various enforcement actions by the bank’s regulator, including directives to increase capital, formal or informal written agreements with the regulator, and various activities restrictions, all of which, if undertaken, could have a direct material effect on our financial condition.

Quantitative measures, established by the regulators to ensure capital adequacy, require that a bank holding company maintain minimum ratios of capital to risk-weighted assets. There are three categories of capital under the guidelines. With the implementation of the Dodd-Frank Act, certain changes have been made as to the type of capital that falls under each of these categories. For depository institution holding companies that (1) have more than $15 billion of total consolidated assets as of December 31, 2009 or (2) were not mutual holding companies on May 19, 2010, tier 1 capital includes common shareholders’ equity, qualifying preferred stock and trust preferred securities issued before May 19, 2010, less goodwill and certain other deductions (including a portion of servicing assets and the unrealized net gains and losses, after taxes, on securities available for sale). Tier 2 capital includes preferred stock and trust preferred securities not qualifying as tier 1 capital, subordinated debt, the allowance for credit losses and net unrealized gains on marketable equity securities, subject to limitations by the guidelines. Tier 2 capital is limited to the amount of tier 1 capital (i.e., at least half of the total capital must be in the form of tier 1 capital). Tier 3 capital includes certain qualifying unsecured subordinated debt. See “—Changes in Laws, Regulations or Policies and the Dodd-Frank Act.”

Under the guidelines, capital is compared with the relative risk related to the balance sheet. To derive the risk included in the balance sheet, a risk weighting is applied to each balance sheet asset and off-balance sheet item, primarily based on the relative credit risk of the asset or counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0% and certain real-estate related loans risk-weighted at 50%. Off-balance sheet items, such as loan commitments and derivatives, are also applied a risk weight after calculating balance sheet equivalent amounts. A credit conversion factor is assigned to loan commitments based on the likelihood of the off-balance sheet item becoming an asset. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivatives are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. For certain recourse obligations, direct credit substitutes, residual interests in asset securitization and other securitized transactions that expose institutions primarily to credit risk, the capital amounts and classification under the guidelines are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Banks and bank holding companies currently are required to maintain tier 1 capital and the sum of tier 1 and tier 2 capital equal to at least 6% and 10%, respectively, of their total risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) to be deemed “well capitalized.” The federal bank regulatory agencies may, however, set higher capital requirements for an individual bank or when a bank’s particular circumstances warrant. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements in order to meet well-capitalized standards, and future regulatory change could impose higher capital standards as a routine matter.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Also, the Federal Reserve considers a “tangible tier 1 leverage ratio” (deducting all intangibles) and other indications of capital strength in evaluating proposals for expansion or engaging in new activities. In addition, the federal bank regulatory agencies have established minimum leverage (tier 1 capital to adjusted average total assets) guidelines for banks within their regulatory jurisdictions. These guidelines provide for a minimum leverage ratio of 5% for banks to be deemed “well capitalized.” Our regulatory capital ratios and those of NBH Bank are in excess of the levels established for “well-capitalized” institutions.

As an additional means to identify problems in the financial management of depository institutions, the FDI Act requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution pose to the institution and the public and private stakeholders, including risks arising from certain enumerated activities. The federal banking agencies recently proposed revised capital guidelines to the Dodd-Frank Act and to effect the implementation of Basel III (described below). In addition, they may make additional changes in the future, based on these or other regulatory or supervisory developments. We cannot be certain what impact proposed or future changes to existing capital guidelines will have on us or NBH Bank.

Basel I, Basel II and Basel III Accords

The current risk-based capital guidelines that apply to us and our subsidiary bank are based on the 1988 capital accord, referred to as Basel I, of the International Basel Committee on Banking Supervision (which we refer to as the “Basel Committee”), a committee of central banks and bank supervisors, as implemented by federal bank regulators. In 2008, the bank regulatory agencies began to phase-in capital standards based on a second capital accord issued by the Basel Committee, referred to as Basel II, for large or “core” international banks (generally defined for U.S. purposes as having total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Because we do not anticipate controlling any large or “core” international bank in the foreseeable future, Basel II will not apply to us.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. When fully phased-in on January 1, 2019, Basel III increases the minimum tier 1 common equity ratio to 4.5%, net of regulatory deductions and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum tier 1 common equity ratio to at least 7.0%. Basel III increases the minimum tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital conservation buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a tier 1 common equity ratio above the minimum but below the conservation buffer may face constraints on dividends, equity repurchases and compensation based on the amount of such shortfall.

Basel III also introduces a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The phase-in of the new rules is to commence on January 1, 2013, with the phase-in of the capital conservation buffer commencing on January 1, 2016 and the rules to be fully phased-in by January 1, 2019.

In November 2010, Basel III was endorsed by the Group of Twenty (G-20) Finance Ministers and Central Bank Governors and will be subject to individual adoption by member nations, including the United States. On December 16, 2010, the Basel Committee issued the text of the Basel III rules, which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Basel Committee and endorsed by the G-20 leaders. In June 2012, the federal banking agencies released proposed changes to the current capital adequacy standards in light of Basel III and capital changes required by the Dodd-Frank Act. If finalized as proposed in the U.S., Basel III would lead to higher capital requirements and more restrictive leverage and liquidity ratios. The ultimate impact of the new capital and liquidity standards on us and our bank subsidiary is currently being reviewed and will depend on a number of factors, including completion of the rulemaking process and final implementation by the U.S. banking regulators. We cannot determine the ultimate effect that potential legislation, or subsequent regulations, if enacted, would have upon our earnings or financial position.

Prompt Corrective Action

The FDI Act requires federal bank regulatory agencies to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution’s treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

Under this system, the federal banking regulators have established five capital categories, well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, in which all institutions are placed. The federal banking regulators have specified by regulation the relevant capital levels for each of the five categories. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

Reserve Requirements

Pursuant to regulations of the Federal Reserve, all banks are required to maintain average daily reserves at mandated ratios against their transaction accounts. In addition, reserves must be maintained on certain non-personal time deposits. These reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank.

Deposit Insurance Assessments

FDIC-insured banks are required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. The FDIC recently raised assessment rates to increase funding for the DIF, which is currently underfunded.

The Dodd-Frank Act makes permanent the general $250,000 deposit insurance limit for insured deposits. In addition, federal deposit insurance for the full net amount of deposits in noninterest-bearing transaction accounts was extended to January 1, 2013 for all insured banks.

The Dodd-Frank Act changes the deposit insurance assessment framework, primarily by basing assessments on an institution’s average total consolidated assets less average tangible equity (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks, as described in detail below. The Dodd-Frank Act also eliminates the upper limit for the reserve ratio designated by the FDIC each year, increases the minimum designated reserve ratio of the DIF from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020, and eliminates the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

The Dodd-Frank Act requires the DIF to reach a reserve ratio of 1.35% of insured deposits by September 30, 2020. On December 20, 2010, the FDIC raised the minimum designated reserve ratio of DIF to 2%. The ratio is higher than the minimum reserve ratio of 1.35% as set by the Dodd-Frank Act. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on small insured depository institutions, those with consolidated assets of less than $10 billion.

On February 7, 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The final rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Because the new assessment base under the Dodd-Frank Act is larger than the current assessment base, the final rule’s assessment rates are lower than the current rates, which achieves the FDIC’s goal of not significantly altering the total amount of revenue collected from the industry. In addition, the final rule adopts a “scorecard” assessment scheme for larger banks and suspends dividend payments if the DIF reserve ratio exceeds 1.5% but provides for decreasing assessment rates when the DIF reserve ratio reaches certain thresholds. The final rule also determines how the effect of the higher reserve ratio will be offset for institutions with less than $10 billion of consolidated assets.

Continued action by the FDIC to replenish the DIF as well as changes contained in the Dodd-Frank Act may result in higher assessment rates. NBH Bank may be able to pass part or all of this cost on to its customers, including in the form of lower interest rates on deposits, or fees to some depositors, depending on market conditions.

The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency. If deposit insurance for a banking business we invest in or acquire were to be terminated, that would have a material adverse effect on that banking business and potentially on the Company as a whole.

Permitted Activities and Investments by Bank Holding Companies

The BHCA generally prohibits a bank holding company from engaging, directly or indirectly, in activities other than banking or managing or controlling banks, except for activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Financial Modernization Act of 1999 (which we refer to as the “GLB Act”) expanded the permissible activities of a bank holding company that qualifies as a financial holding company. Under the regulations implementing the GLB Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Those activities include, among other activities, certain insurance and securities activities. We have not yet determined whether it would be appropriate or advisable in the future to become a financial holding company.

Privacy Provisions of the GLB Act and Restrictions on Cross-Selling

Federal banking regulators, as required under the GLB Act, have adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

Federal financial regulators have issued regulations under the Fair and Accurate Credit Transactions Act, which have the effect of increasing the length of the waiting period, after privacy disclosures are provided to new customers, before information can be shared among different companies that we own or may come to own for the purpose of cross-selling products and services among companies we own.

In connection with the regulations governing the privacy of consumer financial information, the federal banking agencies adopted guidelines for establishing information security standards for such information. The guidelines require banking organizations to establish an information security program to: (i) identify and assess the risks that may threaten customer information; (ii) develop a written plan containing policies and procedures to manage and control these risks; (iii) implement and test the plan; and (iv) adjust the plan on a continuing basis to account for changes in technology, the sensitivity of customer information, and internal or external threats. The guidelines also outline the responsibilities of directors of banking organizations in overseeing the protection of customer information and address response programs for unauthorized access to customer information.

A number of states have adopted their own statutes concerning financial privacy and requiring notification of security breaches.

Anti-Money Laundering Requirements

Under federal law, including the Bank Secrecy Act and the PATRIOT Act, certain types of financial institutions, including insured depository institutions, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Among other things, these laws are intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence, customer identification, and recordkeeping, including in their dealings with non-U.S. financial institutions and non-U.S. customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

OFAC is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or NBH Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or NBH Bank must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.

Consumer Laws and Regulations

Banks and other financial institutions are subject to numerous laws and regulations intended to protect consumers in their transactions with banks. These laws include, among others, laws regarding unfair and deceptive acts and practices and usury laws, as well as the following consumer protection statutes: Truth in Lending Act, Truth in Savings Act, Electronic Funds Transfer Act, Expedited Funds Availability Act, Equal Credit Opportunity Act, Fair and Accurate Credit Transactions Act, Fair Housing Act, Fair Credit Reporting Act, Fair Debt Collection Act, GLB Act, Home Mortgage Disclosure Act, Right to Financial Privacy Act and Real Estate Settlement Procedures Act.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

The Dodd-Frank Act creates a new independent Consumer Finance Protection Bureau (which we refer to as the “Consumer Bureau”) that will have broad authority to regulate and supervise retail financial services activities of banks and various non-bank providers. The Consumer Bureau will have authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as NBH Bank, will continue to be examined for consumer compliance by their primary bank regulator.

The Community Reinvestment Act

The CRA is intended to encourage banks to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The regulators examine banks and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank’s record in meeting the needs of its community when considering certain applications by a bank, including applications to establish a branch or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of a bank holding company’s controlled banks when considering an application by the bank holding company to acquire a bank or to merge with another bank holding company.

When we apply for regulatory approval to make certain investments, the regulators will consider the CRA record of the target institution and our depository institution subsidiary. An unsatisfactory CRA record could substantially delay approval or result in denial of an application.

Changes in Laws, Regulations or Policies and the Dodd-Frank Act

Congress and state legislatures may introduce from time to time measures or take actions that would modify the regulation of banks or bank holding companies. In addition, federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. Such changes could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks and other financial institutions, all of which could affect our investment opportunities and our assessment of how attractive such opportunities may be. We cannot predict whether potential legislation will be enacted and, if enacted, the effect that it or any implementing regulations would have on our business, results of operations, liquidity or financial condition.

The Dodd-Frank Act, which was signed into law on July 21, 2010, will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, increased capital, leverage and liquidity requirements and numerous other provisions designed to improve supervision and oversight of the financial services sector. In addition to certain implications of the Dodd-Frank Act discussed above, the following items are also key provisions of the Dodd-Frank Act:

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Limitation on Federal Preemption. The Dodd-Frank Act may reduce the ability of national banks to rely upon federal preemption of state consumer financial laws. The Dodd-Frank Act also eliminates the extension of preemption under the National Bank Act to operating subsidiaries of national banks. The Dodd-Frank Act authorizes state enforcement authorities to bring lawsuits under non-preempted state law against national banks and authorizes suits by state attorney generals against national banks to enforce rules issued by the Consumer Bureau.

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Mortgage Loan Origination and Risk Retention. The Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to require steps to verify a borrower’s ability to repay. The Dodd-Frank Act also generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgages and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

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Corporate Governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act: (1) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act will be implemented over time, and most will be subject to regulations implemented over the course of several years. Given the uncertainty surrounding the manner in which many of the Dodd-Frank Act’s provisions will be implemented by the various regulatory agencies and through regulations, the full extent of the impact on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise materially and adversely affect us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers as of August 15, 2012.

Name	Age	Position
Executive Officers:
G. Timothy Laney	52	President, Chief Executive Officer and Director

Brian F. Lilly	54	Chief Financial Officer

Donald Gaiter	46	Chief of Acquisitions and Strategy

Richard U. Newfield, Jr.	51	Chief Risk Officer

Thomas M. Metzger	59	Division President, Midwest

Kathryn M. Hinderhofer	60	Chief of Integration, Technology and Operations

Non-Executive Directors:
Frank V. Cahouet	80	Chairman

Ralph W. Clermont	64	Director

Robert E. Dean	61	Director

Lawrence K. Fish	67	Director

Micho F. Spring	62	Director

Burney S. Warren	64	Director

Executive Officers

G. Timothy Laney, President and Chief Executive Officer

G. Timothy Laney has served as the Company’s President and Chief Executive Officer since June 2010. Mr. Laney is the former Senior Executive Vice President and Head of Business Services at Regions Financial, a $132 billion bank holding company as of December 31, 2010. He joined Regions Financial in late 2007 to lead the transformation of the bank’s wholesale lines of business. Prior to his tenure at Regions Financial, Mr. Laney had a 24-year tenure with Bank of America, where he held senior management roles in small business, commercial banking, private banking, corporate marketing and change management. He also served as President of Bank of America, Florida, with more than 800 banking centers and $50 billion in total assets. He was also a member of Bank of America’s Management Operating Committee. Mr. Laney brings to our board of directors valuable and extensive experience from managing and overseeing a broad range of operations during his tenures at Bank of America and Regions Financial.

Brian F. Lilly, Chief Financial Officer

Brian Lilly has served as our Chief Financial Officer since March 2012. Mr. Lilly is the former Vice Chairman and Chief Operating Officer of F.N.B. Corporation (“FNB”), where he was responsible for all activities of finance, investor relations, treasury, asset and liabilities committee, credit administration, risk management, technology and operations, legal, facilities and consumer finance. He was a key leader in FNB’s mergers and acquisitions strategy and execution, helping to build FNB into a leading $12 billion regional bank. Prior to the Chief Operating Officer role, he spent 6 years as FNB’s Chief Financial Officer and Chief Administrative Officer having reestablished those functions following the unique spin-off of the company in 2003. In addition, Mr. Lilly worked with PNC Financial for 15 years, principally in line-of-business and geographic Chief Financial Officer roles as well as corporate strategic planning. Mr. Lilly is also a certified public accountant (inactive) and worked for four years at Ernst & Young.

Donald Gaiter, Chief of Acquisitions and Strategy

Mr. Gaiter has served as our Chief of Acquisitions and Strategy since June 2009. As a previous Executive Vice President of Citizens Financial Group (“CFG”), a multi-state bank holding company headquartered in Providence, Rhode Island. Mr. Gaiter was the Head of CFG’s foreign exchange, interest rate derivatives and international division. He is a former Chief Financial Officer of CFG’s Mid Atlantic Region, Head of M&A and Director of Corporate Planning. He was a key participant in CFG’s M&A strategy, including 17 acquisitions totaling $78 billion in assets during his 14 year tenure. He served as Managing Director of CrossHarbor Capital Partners where he was responsible for originations and acquisitions of financial institutions.

Richard U. Newfield, Jr., Chief Risk Officer

Richard U. Newfield has served as the Company’s Chief Risk Officer since January 2011. Mr. Newfield is the former Head of Business Services Credit at Regions Bank. He joined Regions in 2008 after a 23-year career at Bank of America. Mr. Newfield held various senior positions at Bank of America, including roles in risk management, credit, commercial banking, global bank debt and corporate marketing. He brings significant experience in development and implementation of business models and integration of businesses during mergers. In addition, Mr. Newfield has led credit process reengineering initiatives, including risk and credit policy design, and corporate governance.

Thomas M. Metzger, Division President, Midwest

Mr. Metzger has served as President of Bank Midwest and then as our Division President, Midwest since December 2010 and previously served as our Chief Risk Officer beginning in August 2009. As former Chief Credit Risk Officer and Group Executive Vice President of CFG, Mr. Metzger was responsible for credit, operational and market risk as well as regulatory compliance. He also previously served as Chairman, President and Chief Executive Officer of Citizens Bank New Hampshire. He brings significant experience in regional and community banks from risk, operational & execution perspectives. Prior to joining CFG, he held positions at US Bancorp in St. Louis and its predecessor family of banks, including Firstar Bank and Mercantile Bank. He began his banking career in 1974 at the Federal Reserve Bank of St. Louis and thereafter at the Office of Comptroller of the Currency.

Kathryn M. Hinderhofer, Chief of Integration, Technology and Operations

Ms. Hinderhofer has served as our Chief of Integration, Technology and Operations since April 2010. Ms. Hinderhofer is a former Executive Vice President of CFG where she was responsible for business integration activities for acquisitions and divestitures. She brings impressive experience in business integration and acquisitions having been a key participant in 26 transactions at CFG during her 17-year tenure. She held senior roles at RBS in Citizens Manufacturing division for technology and operations. She began her career in 1976 at Bank of New England and spent 17 years at the Boston Five Cents Savings Bank in various line functions.

Board of Directors

The board currently consists of seven members, Messrs. Cahouet, Clermont, Dean, Fish, Laney and Warren and Ms. Spring. All of the directors other than Mr. Laney qualify as independent directors under the corporate governance standards of the New York Stock Exchange.

Frank V. Cahouet

Frank V. Cahouet has served as the Company’s Chairman of the Board since October 2009. Mr. Cahouet is the retired Chairman, President and Chief Executive Officer of Mellon Financial Corporation, a position that he held from 1987 through 1998. While at Mellon, Mr. Cahouet was responsible for a series of strategic moves that positioned Mellon for growth, including the formation of Grant Street National Bank; the acquisition of PSFS in 1990 and The Boston Company in 1993; and a merger with The Dreyfus Corporation in 1994. Before joining Mellon, Mr. Cahouet served as President and Chief Operating Officer of the Federal National Mortgage

Association (Fannie Mae) from 1986 to 1987, and as Chairman, President and Chief Executive Officer of Crocker National Bank from 1984 to 1986. Prior to joining Crocker, Mr. Cahouet was a Vice Chairman, Chief Financial Officer and a member of the Office of the Chairman of Security Pacific National Bank. He joined Security Pacific in 1960 and served there for 24 years. Mr. Cahouet is a graduate of Harvard College and the Wharton Graduate School of Finance of the University of Pennsylvania. Mr. Cahouet’s extensive experience both leading and growing financial institutions qualifies him to serve on our board of directors. Mr. Cahouet is a member of all of our board committees with full voting rights.

Ralph W. Clermont

Ralph W. Clermont has served as a director for the Company since October 2009 and also serves as Chairman of the audit and risk committee. Mr. Clermont recently retired as Managing Partner of the St. Louis office of KPMG LLP, and was formerly the partner in charge of KPMG’s Midwest financial services practice. Mr. Clermont joined the St. Louis office of KPMG in 1969 and was elected to partnership in 1977. Mr. Clermont spent over 39 years providing services to the banking industry and has had responsibility for the audits of numerous banking organizations. Mr. Clermont is a certified public accountant and a member of the American Institute of Certified Public Accountants and Missouri Society of Certified Public Accountants. Mr. Clermont was a member of the KPMG’s Assurance Services Committee and was chairman of KPMG’s Quality Improvement Audit Subcommittee. Mr. Clermont received a Bachelor of Science degree in accounting from Saint Louis University. Mr. Clermont’s qualifications to serve on our board of directors include his expertise in financial and accounting matters for complex financial organizations.

Robert E. Dean

Robert E. Dean has served as a director for the Company since June 2009 and also serves as Chairman of the nominating and corporate governance committee. Mr. Dean is a private investor. From October 2000 to December 2003, Mr. Dean was with Ernst & Young Corporate Finance LLC, a wholly owned broker-dealer subsidiary of Ernst & Young LLP, serving as a Senior Managing Director and member of the Board of Managers from December 2001 to December 2003. From June 1976 to September 2000, Mr. Dean practiced corporate, banking and securities law with Gibson, Dunn & Crutcher LLP. Mr. Dean co-chaired the firm’s banking practice and advised bank clients on numerous capital markets and merger and acquisition transactions (including FDIC-assisted transactions). Mr. Dean was Partner-in-Charge of the Orange County, California office from 1993 to 1996 and was a member of the law firm’s Executive Committee from 1996 to 1999. From 2004 to 2009, Mr. Dean served as a director, chairman of the Compensation Committee and a member of the Audit Committee of the board of directors of Specialty Underwriters’ Alliance, Inc. and during 2009 was a member of the board’s Strategic Review Committee. From 2004 to 2007, Mr. Dean served as a director, chairman of the Compensation Committee and as a member of the Audit Committee of the board of directors of ResMAE Financial Corporation. Mr. Dean holds a Bachelor of Arts degree, magna cum laude, from the University of California at Irvine and a Juris Doctor degree, magna cum laude, from the University of Minnesota Law School. Mr. Dean’s substantial experience in bank capital markets and merger and acquisition transactions, bank regulatory matters and public company corporate governance matters qualifies him to serve on our board of directors.

Lawrence K. Fish

Lawrence K. Fish has served as a director for the Company since January 2010. Mr. Fish served as Chairman and Chief Executive Officer of CFG from 1992 until 2007. Under Mr. Fish’s leadership, Citizens grew from a $4 billion Savings Institution to one of the 10 largest commercial bank holding companies in the United States, with approximately $160 billion in assets. Mr. Fish was a member of the board of directors of the Royal Bank of Scotland PLC, Citizens’ parent company from 1993 through 2008. He is also a past member of the Federal Advisory Council of the Federal Reserve System and a former director of the Federal Reserve Bank of Boston. He is Chairman of Houghton Mifflin Harcourt and a Director of Textron Inc. and Tiffany and Co. and Trustee Emeritus of The Brookings Institution in Washington, D.C. In July 2003, he was named to the MIT

Corporation, which is the Board of Trustees of Massachusetts Institute of Technology. He serves on the FDIC Commission on Economic Inclusion, a panel that provides the FDIC with advice and recommendations on expanding access to banking services by under-served populations. A 1966 graduate of Drake University, Mr. Fish earned an MBA from the Harvard Graduate School of Business Administration in 1968. Mr. Fish is the recipient of several honorary doctorate degrees. Mr. Fish’s extensive financial institutions regulatory and public policy experience as well as executive leadership of financial institutions give him a valuable perspective relevant to our company’s business, financial performance and risk oversight and qualifies him to serve on the board of directors.

G. Timothy Laney

See biography above.

Micho F. Spring

Micho F. Spring has served as a director for the Company since October 2009. Ms. Spring is Chair, Global Corporate Practice, and President, New England of Weber Shandwick. Prior to joining Weber Shandwick, Ms. Spring was Chief Executive Officer of Boston Telecommunications Company and served for four years as Deputy Mayor of Boston. She also served as Chief of Staff to Boston Mayor Kevin H. White after four years of service in New York City government. Ms. Spring served as director of Citizens Bank of Massachusetts, a $35 billion state chartered bank. Ms. Spring currently sits on the Executive Committee of the Greater Boston Chamber of Commerce and holds numerous board memberships, including the John F. Kennedy Library Foundation, The Boston Foundation and the Massachusetts Women’s Forum, of which she is a past President. Ms. Spring attended Georgetown and Columbia Universities and received a Masters in Public Administration from Harvard’s Kennedy School of Government. Ms. Spring’s extensive public policy experience and knowledge of financial institutions qualifies her to serve on our board.

Burney S. Warren

Burney S. Warren has served as a director for the Company since October 2009 and also serves as chairman of the compensation committee. Prior to retirement in December 2007, Burney Warren was Executive Vice President and Director of Mergers and Acquisitions for Branch Banking and Trust Company (“BB&T”), the twelfth largest commercial bank in the United States ranked by deposits. Mr. Warren was responsible for the development, structure and negotiation of BB&T’s bank and non-bank acquisitions. During his tenure, he successfully completed the acquisition of over 50 banks and thrifts and numerous non-bank transactions, including capital markets, brokerage, fixed income and consumer finance. Prior to joining BB&T in 1990, Mr. Warren was President and Chief Executive Officer of First Federal Savings Bank, Greenville, N.C. Mr. Warren is currently chairman of East Carolina University’s Real Estate Foundation and serves on the board and executive committee of the East Carolina University Educational Foundation. Mr. Warren received a Bachelor of Science degree in business administration from East Carolina University. Mr. Warren’s qualifications to serve on our board of directors include his extensive experience at identifying and integrating acquisitions for complex financial institutions.

Committees of the Board of Directors

Audit and Risk Committee

The members of the audit and risk committee are Messrs. Clermont (Chairman), Cahouet, Dean, Fish, Warren and Ms. Spring, each of whom is a “independent” member of our board of directors, as defined under the New York Stock Exchange rules and Rule 10A-3 of the Securities Exchange Act of 1934, or the Exchange Act. Mr. Clermont is the chairperson of our audit and risk committee, is our audit committee “financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of the New York Stock Exchange.

Our audit and risk committee is responsible for, among other things:

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Reviewing our financial statements and public filings that contain financial statements, significant accounting policies changes, material weaknesses and significant deficiencies identified by outside auditors, if any, and risk management issues;

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Serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance of our internal audit function;

•	Overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside auditors;

•	Discussing any disagreements between our management and the outside auditors regarding our financial reporting; and

•	Preparing the audit and risk committee report for inclusion in our proxy statement for our annual meeting.

Compensation Committee

The members of the compensation committee are Messrs. Warren (Chairman), Cahouet, Dean and Fish, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the SEC, the New York Stock Exchange and the Internal Revenue Service.

Among other things, the compensation committee is responsible for:

•	Determining the compensation of our executive officers;

•	Reviewing our executive compensation policies and plans;

•	Oversight of the Company’s compensation practices generally;

•	Administering and implementing our equity compensation plans; and

•	Preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Nominating and Corporate Governance Committee

The current members of the committee are Messrs. Dean (Chairman), Cahouet, Clermont and Ms. Spring, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the SEC, the New York Stock Exchange and the Internal Revenue Service.

Among other things, the nominating and corporate governance committee is responsible for:

•	Identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	Reviewing and making recommendations to our board of directors with respect to the compensation and benefits of directors;

•	Assessing the performance of our board of directors; and

•	Monitoring our governance principles and practices.

Compensation Committee Interlocks and Insider Participation

During 2011, our compensation committee consisted of Messrs. Warren, Cahouet, Fish and Dean. None of them has at any time been an officer or employee of the Company (other than Mr. Fish, who acted as Interim Chief Executive Officer after the death of Mr. Connolly), and none has had any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving as a member of the board of directors or commendation committee of the Company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics (which we refer to as the “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available free of charge upon written request to National Bank Holdings Corporation, 5570 DTC Parkway, Greenwood Village, Colorado 80111, Attention: Corporate Secretary. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver as required by applicable.

COMPENSATION DISCUSSION AND ANALYSIS

We explain in this section how we compensate the executive officers named in the 2011 Summary Compensation Table below (our “NEOs”). The NEOs are our Chief Executive Officer (“CEO”), each individual who served as chief financial officer during 2011 and our three other most highly compensated executive officers for 2011. Our approach to executive compensation is to pay for performance and to ensure compensation programs are aligned with effective risk management. We believe that approaching compensation in this way will create sustainable stockholder value over the long term. To understand the objectives, principles and practices that form our approach to executive compensation described in this section, we will start with the Company’s 2011 performance in its little more than one year of business operations and our expectations of management’s performance as a newly formed company.

Company Performance and Expectations of Management

We began our existence in 2009 with an initial raise of capital. Our expectation of management was to build an organizational structure and to begin to deploy capital by acquiring financial institutions, while structuring transactions to limit risk. After a period of corporate organization and due diligence on acquisition prospects, we acquired Hillcrest Bank in October 2010. In December 2010, we acquired certain assets of Bank Midwest and during 2011, we added two more banks to our operating franchise: Bank of Choice and Community Banks of Colorado. The acquisitions begin our strategy of creating long-term stockholder value through the acquisition and operation of community banking franchises viewed by the Company to be in our targeted markets. Our emphasis is on creating meaningful market share while delivering strong revenues and operational efficiencies that we believe will produce attractive risk-adjusted returns.

By the end of 2011, the Company had built a significant banking operation in just over one year. While in the fall of 2010 we had no banking operations at all, as of June 30, 2012, we had $5.8 billion in assets, $4.5 billion in deposits and $1.1 billion in stockholders’ equity, with a network of 101 full-service banking centers. We continue to adhere to our strategic plan to become a leading regional bank holding company through selective acquisitions, including troubled financial institutions that have stable core franchises and significant local market share, while structuring the transactions to limit risk. Because we are in the process of deploying capital and acquiring selected franchises in our markets, some of which may be failed or troubled institutions, typical performance metrics were not appropriate measures for performance while the Company was operationalizing the business during 2011. We did, however, expect management to identify attractive targets with an acceptable rate of return and to prepare us for an anticipated public offering in 2012. To do so in an effective way, it is important for us to align executive compensation with stockholder value.

Philosophy and Objectives of Our Executive Compensation Program

Because a key expectation of management is to build an effective organizational structure, it is particularly important that our compensation programs be designed to attract, develop and retain the talent needed for the organization’s continued success in building a competitive franchise and executing our strategic plan. We intend these programs to be aligned with performance goals that motivate executives to achieve strategic goals prudently and within acceptable risk parameters. Our compensation programs are designed to reward individual contributions and to create long-term stockholder value.

Compensation of our NEOs and for other employees is designed around four key guiding principles: (i) compensation aligns with stockholder interests (using equity-based compensation); (ii) compensation aligns with sound risk management principles; (iii) the Company pays for performance and compensation is designed to motivate executives to maximize performance; and (iv) compensation enables the Company to attract and retain the talent necessary to acquire institutions, consolidate operations, conduct operations at a high level, mitigate risk and operate a public company. Our NEOs for the fiscal year ended December 31, 2011 (and who appear in the “2011 Summary Compensation Table” below) were:

•	G. Timothy Laney, President and Chief Executive Officer

•	Donald G. Gaiter, Chief of Acquisitions and Strategy and Acting Chief Financial Officer(1)

•	Thomas M. Metzger, Division President, Midwest

•	Richard U. Newfield Jr., Chief Risk Officer

•	Kathryn M. Hinderhofer, Chief of Integration, Technology and Operations

•	James B. Fitzgerald, former Chief Financial Officer(2)

(1)	Donald G. Gaiter has been our Chief of Acquisitions and Strategy since June 2009 and served as our Acting Chief Financial Officer from November 2011 through February 2012.
(2)	James B. Fitzgerald served as our Chief Financial Officer from June 2009 through November 2011.

Compensation Components

The total compensation of our NEOs consists primarily of the following components:

Annual Compensation Component	Purpose	Considerations
Base Salary	To provide a fixed amount of cash compensation upon which our NEOs may rely.	NEO salary levels are based on: • experience and education • scope of responsibilities • individual performance • competitiveness with salary ranges at other banking organizations

Annual Incentive Compensation: Cash Bonus	To motivate and reward our NEOs for meeting or exceeding corporate, business line and individual performance goals.

For 2011, the Compensation Committee did not predetermine bonus objectives or adopt a formulaic calculation for determining 2011 bonuses. Instead, the Compensation Committee assessed:

•    acquiring and operationalizing financial institutions

•    deploying capital

•    delivering operating results

•    hiring key talent

•    ensuring appropriate risk management

•    preparing for the registration and listing of our common stock

•    individual performance

Annual incentive opportunity levels for NEOs ranged from 80% to 150% of annual base salary.

For 2012, we have adopted a new annual bonus plan which is described below in “—Compensation Program Following this Offering.”

Annual Compensation Component	Purpose	Considerations
Long-Term Incentive Compensation: Stock Options and Restricted Stock	Equity compensation links performance with the interests of our stockholders and promotes strong annual results. Stock options provide our NEOs with the opportunity to realize value solely from increases in our share price. In addition to linking performance with the interests of our stockholders, restricted stock acts as an effective retention tool for key talent.	Historically, our NEOs received equity-based compensation at the time of their commencement of employment. The Board and Compensation Committee determined it prudent to grant additional awards to the NEOs, other than Mr. Fitzgerald, in October 2011. The October 2011 awards have both market and time-vesting conditions which are structured to be long-term rewards, intended to increase the performance and retention of our NEOs.

Benefits	Benefits are designed to be generally competitive with other banking institutions.	NEOs receive the same benefits offered to other eligible employees of the Company. NEOs are not grossed up for any tax liabilities.

Change in Control and Severance Arrangements	Employment agreements which include severance benefits and certain change in control benefits are intended to reinforce and encourage the continued attention and dedication of our NEOs.	Change in control and severance arrangements also are an effective tool in attracting and retaining talent.

Setting Executive Compensation

Process for Determining Compensation-Role of Compensation Committee

The Compensation Committee determines executive compensation. The Compensation Committee, which is comprised entirely of independent directors, sets compensation policy and administers our executive compensation programs. The Compensation Committee acts independently, but works closely with our Board of Directors and members of management. The Compensation Committee has responsibility for setting the components of the CEO’s compensation and uses the assistance of Frederic W. Cook & Co., Inc. (“Cook & Co.”), its independent compensation consultant in determining executive compensation. The Chairman of our Compensation Committee takes an active role in meeting with Cook & Co. Our CEO, with the assistance of Cook & Co, develops initial recommendations for the other NEOs for the Compensation Committee’s consideration.

Role of Compensation Consultant

The Compensation Committee, under its own authority, engages its own advisors to assist in carrying out its responsibilities. In 2011, the Compensation Committee engaged Cook & Co. to evaluate our current executive compensation program and to advise and support the Compensation Committee on future compensation decisions. Cook & Co. has no other financial relationships with the Company and works with management only at the request of the Compensation Committee to obtain data and other information necessary for advising and supporting the Compensation Committee. Cook & Co. developed a peer group analysis based on a selection of 17 financial institutions to assist the Compensation Committee in reviewing comparative compensation data. For 2011, this peer group consisted of:

Bank of Hawaii Corporation	Iberia Bank Corp.
BankUnited, Inc.	NBT Bancorp, Inc.
Capital Bank Financial Corp.	Prosperity Bancshares, Inc.
Commerce Bancshares Inc.	Signature Bank NY

Community Bank System, Inc.	Trustmark Corp.
Everbank Financial	UMB Financial Corp
First Interstate BancSystem	Umpqua Holdings Corp
First Merit Corporation	United Bancshares, Inc.
Glacier Bancorp, Inc.

The companies included in the peer group have an asset size ranging from approximately $600 million to $16 billion, with a slight bias toward the Company’s markets in Kansas City and the Rocky Mountains. Cook & Co. summarized the compensation for each of the top five officers at these banks, using the data provided in the bank’s latest available proxy statement. The Compensation Committee used this data to assess the competitive market and did not use this peer group information in 2011 to directly determine specific compensation levels, nor did it target a specific positioning versus our peers for NEO compensation. In making compensation decisions, the Compensation Committee considered Cook & Co.’s competitive analysis together with other factors discussed in this Compensation Discussion & Analysis.

Role of Management

In 2011, our CEO worked closely with the Compensation Committee in managing our executive compensation program. Our CEO attended meetings and made recommendations to the Compensation Committee on the compensation of the other NEOs. We expect that our CEO, and other members of management, will continue to have a role in assisting the Compensation Committee in designing our programs and setting compensation levels. None of our NEOs provided recommendations with respect to his or her own compensation in 2011.

Setting Compensation for our Named Executive Officers

Mr. Laney

The Compensation Committee based the components of Mr. Laney’s compensation on those provided to our initial CEO, Mr. Connolly, because of their similar roles and responsibilities within the Company. Lawrence Fish, our then interim chief executive officer, negotiated Mr. Laney’s compensation in 2010, and the Compensation Committee and our Board of Directors approved those terms. For 2011, Mr. Laney’s compensation was set as follows:

Base Salary and Cash Bonus: The Compensation Committee set Mr. Laney’s base salary at $500,000 for 2011, unchanged from 2010. The Compensation Committee set Mr. Laney’s annual incentive opportunity for 2011 at 150% of his annual base salary in order to reflect the increasing level of responsibility and the competitive market for chief executive officers in the banking industry. This is an increase from 100% of annual base salary for 2010. In determining the actual bonus for Mr. Laney the Compensation Committee took into account all of the factors described in the chart above. For 2011, the Company exceeded its targeted operating results, built an operating platform for a new bank, and deployed capital in a timeline acceptable to the Board of Directors. In addition, Mr. Laney had filled the key positions reporting to him. The Compensation Committee was also satisfied with the risk profile of the Company and the maintenance of solid relationships with the Company’s regulators. The Compensation Committee determined that Mr. Laney achieved his bonus at 150% of annual base salary. Accordingly, the Compensation Committee approved a discretionary annual bonus payment for 2011 for Mr. Laney of $750,000.

Equity-Based Compensation: The Compensation Committee, after extensive consideration based on the experience of members of the Compensation Committee, the Company’s performance, peer data provided by Cook & Co. and data on compensation expense provided by our management, awarded Mr. Laney stock options to acquire 400,000 shares of common stock and 85,000 shares of restricted stock.

These awards were conditioned upon the listing of shares of our common stock on a national securities exchange. Subject to continued employment through the applicable vesting date, the stock options vest in three equal installments on each of the first, second and third anniversary of the date of grant. The shares of performance-based restricted stock vest, following satisfaction of the listing condition, upon the achievement of specified share prices following minimum service periods.

Employment Agreement: Effective May 22, 2010, we entered into an employment agreement with Mr. Laney. The employment agreement, which is more fully described below, provides for an annual base salary, bonus opportunity, guaranteed bonus for 2010, sign-on bonus and an initial equity grant. As more fully described in the section entitled “—2011 Potential Payments upon Termination or Change-in-Control,” Mr. Laney is also entitled to certain severance benefits upon a termination of employment by the Company without “cause” or resignation by Mr. Laney with “good reason.” The terms of Mr. Laney’s employment agreement were largely based on the employment agreement that we entered into with Mr. Connolly in connection with the 2009 private offering. We also considered Mr. Laney’s prior experience, his compensation at his prior employer and the value of the compensation opportunities he forfeited as a result of accepting employment with us.

Mr. Gaiter

Mr. Gaiter is a founding member of our management team and his initial compensation, including his $300,000 base salary, was determined after consideration of input from investors at the time that our Company was founded. For 2011, Mr. Gaiter’s compensation was set as follows:

Base Salary and Cash Bonus: The Compensation Committee set Mr. Gaiter’s base salary at $300,000 for 2011, unchanged from 2010. The Compensation Committee set Mr. Gaiter’s annual incentive opportunity for 2011 at 100% of his annual base salary in order to reflect the arrangement entered into at the time of the initial raise of capital. This was unchanged from 2010. After taking into account all of the factors described in the chart above, particularly the successful deployment of capital to acquire institutions with an acceptable risk profile, the Compensation Committee determined that Mr. Gaiter achieved bonus at 100% of his annual base salary and approved a discretionary annual bonus payment for 2011 in the amount of $300,000.

Equity-Based Compensation: The Compensation Committee, after extensive consideration based on the experience of members of the Compensation Committee, the Company’s performance, peer data provided by Cook & Co. and data on compensation expense provided by our management, awarded Mr. Gaiter stock options to acquire 100,000 shares of common stock and 25,000 shares of restricted stock.

These awards were conditioned upon the listing of shares of our common stock on a national securities exchange. Subject to continued employment through the applicable vesting date, the stock options vest in three equal installments on each of the first, second and third anniversary of the date of grant. The shares of performance-based restricted stock vest, following satisfaction of the listing condition, upon the achievement of specified share prices following minimum service periods.

Mr. Metzger

Mr. Metzger is a founding member of our management team and his initial compensation, including his $300,000 base salary, was determined after consideration of input from investors at the time that our Company was founded. The Compensation Committee decided to memorialize the existing terms of compensation in the employment agreement entered into with Mr. Metzger in October 2011, along with severance protection that the Compensation Committee determined, along with its independent compensation consultant and the CEO, was reasonable and necessary for retention purposes. For 2011, Mr. Metzger’s compensation was set as follows:

Base Salary and Cash Bonus: The Compensation Committee set Mr. Metzger’s base salary at $300,000, unchanged from 2010. The Compensation Committee set Mr. Metzger’s annual incentive opportunity for 2011 at 100% of his annual base salary in order to reflect the arrangement entered into at the time of the initial raise of capital. This was unchanged from 2010. After taking into account all of the factors described in the chart above, the Compensation Committee determined that Mr. Metzger achieved 55% of his annual base salary. Accordingly, the Compensation Committee approved a discretionary annual bonus payment for 2011 of $165,000.

Equity-Based Compensation: The Compensation Committee, after extensive consideration based on the experience of members of the Compensation Committee, the Company’s performance, peer data provided by Cook & Co. and data on compensation expense provided by our management, awarded Mr. Metzger stock options to acquire 50,000 shares of common stock and 10,000 shares of restricted stock.

These awards were conditioned upon the listing of shares of our common stock on a national securities exchange. Subject to continued employment through the applicable vesting date, the stock options vest in three equal installments on each of the first, second and third anniversary of the date of grant. The shares of performance-based restricted stock vest, following satisfaction of the listing condition, upon the achievement of specified share prices following minimum service periods.

Employment Agreement: In October 2011 we entered into an employment agreement with Mr. Metzger. The employment agreement, which is more fully described below, provides for an annual base salary and incentive opportunity. As more fully described in the section entitled “—2011 Potential Payments upon Termination or Change-in-Control,” Mr. Metzger is entitled to certain severance benefits upon a termination of employment by the Company without “cause” or resignation by Mr. Metzger with “good reason,” with such severance amounts to be enhanced if the termination of employment is within two years following a “change in control” of the Company. The terms of this employment agreement were generally based on Mr. Laney’s agreement and the existing compensation being paid to Mr. Metzger. The severance protections are consistent with what the Compensation Committee, based on advice from Cook & Co. and the CEO, determined were adequate given Mr. Metzger’s position with the Company and what was believed to be necessary to retain him.

Mr. Newfield

Mr. Newfield negotiated the terms of his employment with Mr. Laney based on his anticipated roles and responsibilities and his anticipated contributions to our growth and expansion. The Compensation Committee approved the final terms of employment for Mr. Newfield and later memorialized those terms in his employment agreement. For 2011, Mr. Newfield’s compensation was set as follows:

Base Salary and Cash Bonus: The Compensation Committee set Mr. Newfield’s base salary at $275,000. In November 2011, the Compensation Committee increased Mr. Newfield’s annual base salary, effective January 1, 2012, to $300,000. The Compensation Committee set Mr. Newfield’s annual incentive opportunity for 2011 at 100% of his annual base salary in order to reflect the duties and level of responsibility with the Company and to be consistent with similarly situated executives of the Company. After taking into account all of the factors described above, the Compensation Committee determined that Mr. Newfield achieved 90% of his annual base salary and approved a discretionary annual bonus payment for 2011 of $247,000.

Equity-Based Compensation: In connection with his commencement of employment in January 2011, the Company granted Mr. Newfield 100,000 shares of restricted stock and stock options to acquire 200,000 shares of common stock. These equity awards vest on the same terms as equity awards previously granted to our NEOs, with the vesting of such equity awards being subject to continued employment with us through the applicable vesting dates and, with respect to a portion of the restricted stock grant, the achievement of specified share price-based targets. The Compensation Committee determined the level of the equity awards granted to Mr. Newfield at the time that he commenced employment with us based on grants of equity awards that were previously made to similarly situated executives of the Company. In addition, in October 2011, the Compensation Committee, after extensive consideration based on the experience of members of the Compensation Committee, the Company’s performance, peer data provided by Cook & Co. and data on compensation expense provided by our management, awarded Mr. Newfield stock options to acquire 100,000 shares of common stock and 25,000 shares of restricted stock.

The equity awards granted in October 2011 were conditioned upon the listing of shares of our common stock on a national securities exchange. Subject to continued employment through the applicable vesting date, the stock options vest in three equal installments on each of the first, second and third anniversary of the date of grant. The shares of performance-based restricted stock vest, following satisfaction of the listing condition, upon the achievement of specified share prices following minimum service periods.

Employment Agreement: In October 2011, we entered into an employment agreement with Mr. Newfield. The employment agreement, which is more fully described below, provides for an annual base salary and incentive opportunity. As more fully described in the section entitled “—2011 Potential Payments upon Termination or Change-in-Control,” Mr. Newfield is entitled to certain severance benefits upon a termination of employment by the Company without “cause” or resignation by Mr. Newfield with “good reason,” with such severance amounts to be enhanced if the termination of employment is within two years following a “change in control” of the Company. The terms of this employment agreement were generally based on Mr. Laney’s agreement and the existing compensation being paid to Mr. Newfield. The severance protections are consistent with what the Compensation Committee, based on advice from Cook & Co. and the CEO, determined were adequate given Mr. Newfield’s position with the Company and what was believed to be necessary to retain him.

Ms. Hinderhofer

The Company hired Ms. Hinderhofer as an employee in 2010. In 2009 and early 2010, she had provided technology- and operations-related consulting services to us. Mr. Fish negotiated with her to determine the terms of her compensation, which were based on contemplated role and responsibilities. The Compensation Committee approved these terms. For 2011, Ms. Hinderhofer’s compensation was set as follows:

Base Salary and Cash Bonus: The Compensation Committee set Ms. Hinderhofer’s base salary at $225,000, unchanged from 2010. In November 2011, the Compensation Committee increased her base salary to $250,000 in recognition of the increased responsibility relating to her role since joining the Company. The Compensation Committee set Ms. Hinderhofer’s annual incentive opportunity for 2011 at 80% of her annual base salary in order to reflect her duties and responsibilities with the Company and to be generally comparable to the annual incentive opportunity of our other executives, taking into account differences in her duties and responsibilities. After taking into account all of the factors described in the chart above, the Compensation Committee determined that Ms. Hinderhofer achieved bonus at 80% of her annual base salary and approved a discretionary annual bonus payment for 2011 of $180,000.

Equity-Based Compensation: The Compensation Committee, after extensive consideration based on the experience of members of the Compensation Committee, the Company’s performance, peer data provided by Cook & Co. and data on compensation expense provided by our management, awarded Ms. Hinderhofer stock options to acquire 50,000 shares of common stock and 20,000 shares of restricted stock.

These awards were conditioned upon the listing of shares of our common stock on a national securities exchange. Subject to continued employment through the applicable vesting date, the stock options vest in three equal installments on each of the first, second and third anniversary of the date of grant. The shares of performance-based restricted stock vest, following satisfaction of the listing condition, upon the achievement of specified share prices following minimum service periods.

Employment Agreement: In August 2012, we entered into an employment agreement with Ms. Hinderhofer. The employment agreement, which is more fully described below, provides for an annual base salary and incentive opportunity. As more fully described in the section entitled “—2011 Potential Payments upon Termination or Change-in-Control,” Ms. Hinderhofer is entitled to certain severance benefits upon a termination of employment by the Company without “cause” or resignation by Ms. Hinderhofer with “good reason,” with such severance amounts to be enhanced if the termination of employment is within two years following a “change in control” of the Company. The terms of this employment agreement were generally based on Mr. Laney’s agreement and the existing compensation being paid to Ms. Hinderhofer. The severance protections are consistent with what the Compensation Committee, based on advice from Cook & Co. and the CEO, determined were adequate given Ms. Hinderhofer’s position with the Company and what was believed to be necessary to retain her.

Mr. Fitzgerald

The Compensation Committee set Mr. Fitzgerald’s base salary at $300,000, which was unchanged from 2010. The Compensation Committee set Mr. Fitzgerald’s annual incentive opportunity for 2011 at 100% of his annual base salary in order to reflect the arrangement entered into at the time of the initial raise of capital. We entered into a separation letter agreement with Mr. Fitzgerald (who was a founding member of our Company), in connection with his ceasing to serve as Chief Financial Officer of the Company in November 2011 and his separation from employment with the Company in January 2012. The separation letter agreement provided that he would continue to provide services to us through January 31, 2012 and during that time would continue to receive his annual base salary, would be entitled to an annual bonus for 2011 (100% of annual base salary) and to the vesting of his time-vesting restricted stock (33,541 shares of restricted stock on his termination date). Additionally, under the separation agreement, all outstanding stock options and performance-vesting restricted stock were forfeited. Mr. Laney negotiated this agreement with Mr. Fitzgerald, and the Compensation Committee approved the final terms. Mr. Fitzgerald did not receive severance payments in connection with his separation from the Company. Consistent with the terms of his separation agreement, the Company paid Mr. Fitzgerald an annual bonus equal to 100% of his annual base salary, or $300,000, in 2011.

Compensation Risk

While our Compensation Committee is responsible for the oversight of our compensation of employees and directors, the Audit and Risk Committee is responsible for the risk management, including risk as it relates to compensation. We are also subject to regulatory oversight and reviews, whereby our compensation practices are subject to the review of our regulators and any restrictions or requirements that may be imposed upon us. After reviewing our executive and broad-based compensation programs, we do not believe that our overall compensation policies and practices create risks that are reasonably likely to have a material adverse effect on our Company.

Compensation Program Following our Initial Public Offering

Our compensation program following our recent initial public offering will be based on the general principles described above. We expect that the relative weight of the metrics we have used in the past will change as the Company matures. We believe that following our initial public offering, we will have more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to regularly compensate named executive officers with publicly traded non-cash compensation. In addition, our board of directors also plans to implement stock ownership guidelines for directors and executive officers of the Company.

Senior Executive Bonus Plan

In March 2012, our stockholders approved our Senior Executive Annual Bonus Plan (“Senior Executive Bonus Plan”). The Senior Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward strong achievement and business results, to tie their goals and interests to those of the Company and the Company’s stockholders and to enable the Company to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which designated key executives of the Company, including executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, fiscal year). Bonuses generally will be payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, the

Company may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the Board of Directors or a committee of the Board of Directors, which is referred to as the Administrator, may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to the Company or any of its subsidiaries, including but not limited to: earnings or net income (either in the aggregate or on a per-share basis), total revenue, operating margin, return on total risk-weighted assets, return on equity, efficiency ratios, strategic business criteria, operational goals, risk management outcomes, regulatory compliance, employee productivity or retention, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The payment of a bonus to a participant pursuant to the Senior Executive Bonus Plan is generally conditioned on continued employment of such participant through the last day of the performance period; provided, however, that the Administrator may make exceptions to this requirement in its sole discretion, including, without limitation, in the case of a participant’s termination of employment, retirement, death or disability, or as may be required by an individual employment or similar agreement.

The Senior Executive Bonus Plan is administered by the Administrator. The Administrator will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Company may amend or terminate the Senior Executive Bonus Plan at any time in the Company’s sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Tax Considerations

We do not expect our compensation programs to become subject to Section 162(m) of the Internal Revenue Code until approximately three years after our offering for compensation arrangements that were entered into prior to our offering.

2011 Summary Compensation Table

The following summary compensation table sets forth the total compensation paid or accrued for the years ended December 31, 2010 and 2011, for each individual who served as our chief executive officer or chief financial officer during 2011, and our three other most highly compensated executive officers who were serving as executive officers on December 31, 2011. We refer to these officers as our “named executive officers” or “NEOs.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(5)	Option Awards ($)(6)	Non- equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
G. Timothy Laney(1)	2011	500,000	750,000		1,117,183	2,044,000	—	—	7,350	(7)	4,418,533
President and Chief Executive Officer	2010	301,948	1,700,000	(4)	6,776,155	5,784,993	—	—	1,188		14,564,284

Donald G. Gaiter(2)	2011	300,000	300,000		328,583	511,000	—	—	—		1,439,583
Chief of Acquisitions and Strategy, Acting Chief Financial Officer	2010	306,771	350,000		—	—	—	—	—		656,771

Thomas M. Metzger	2011	300,000	165,000		131,433	255,500	—	—	10,549	(8)	862,482
Division President, Midwest	2010	307,107	350,000		—	—	—	—	83,031		740,138

Richard U. Newfield	2011	275,000	247,000		1,870,635	1,931,579	—	—	—		4,324,214
Chief Risk Officer

Kathryn M. Hinderhofer	2011	225,000	180,000		262,867	255,500	—	—	6,750	(7)	930,117
Chief of Integration, Technology and Operations	2010	160,096	180,000		619,782	537,453	—	—	118,260		1,615,591

James B. Fitzgerald(3)	2011	300,000	300,000		—	—	—	—	7,350	(7)	607,350
Former Chief Financial Officer	2010	307,272	350,000		—	—	—	—	—		657,272

(1)	Mr. Laney commenced employment with us in June 2010.
(2)	Mr. Gaiter served as our acting Chief Financial Officer from November 2011 through February 2012 and our Chief of Acquisitions and Strategy since June 2009.
(3)	Mr. Fitzgerald served as our Chief Financial Officer from June 2009 through November 2011.
(4)	Mr. Laney’s bonus for 2010 included a $1.2 million signing bonus, a guaranteed bonus of $250,000 and a discretionary bonus of $250,000.
(5)	The amounts in this column reflect the grant date fair value of the restricted stock awarded to our named executive officers in 2011 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). The amounts included in this column for the restricted stock awards subject to performance-based vesting conditions are calculated based on the probable satisfaction of the performance conditions for such awards. If the highest level of performance is achieved for these restricted stock awards, the maximum value of these awards at the grant date would be as follows: Mr. Laney—$1,569,100, Mr. Gaiter—$461,500, Mr. Metzger—$184,600, Mr. Newfield—$1,870,635 and Ms. Hinderhofer—$369,200. See note 17 of the audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.
(6)	The amounts included in this column reflect the grant date fair value of stock option awards granted to our named executive officers in 2011. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model. See note 17 of the audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.
(7)	Represents 401(k) contributions by the Company.
(8)	Represents 401(k) contributions by the Company of $7,350 and relocation assistance in connection with Mr. Metzger’s relocation to Kansas City with an aggregate value of $3,199 pursuant to our executive relocation policy.

2011 Grants of Plan-Based Awards

The following table sets forth certain information with respect to awards granted to each of our named executive officers under the 2009 Equity Incentive Plan during 2011:

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards						All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards(6) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(7) ($)
		Threshold (#)		Target (#)		Maximum (#)
G. Timothy Laney	10/11/2011	28,333	(1)	56,667	(1)	85,000	(1)					1,117,183
	10/11/2011								400,000	(4)	20.00	2,044,000
Donald G. Gaiter	10/11/2011	8,333	(1)	16,667	(1)	25,000	(1)					328,583
	10/11/2011								100,000	(4)	20.00	511,000
Thomas M. Metzger	10/11/2011	3,333	(1)	6,666	(1)	10,000	(1)					131,433
	10/11/2011								50,000	(4)	20.00	255,500
Richard U. Newfield	1/25/2011	22,222	(2)	44,444	(2)	66,667	(2)					944,375
	1/25/2011							33,333				597,661
	1/25/2011								200,000	(5)	20.00	1,420,579
	10/11/2011	8,333	(1)	16,667	(1)	25,000	(1)					328,582
	10/11/2011								100,000	(4)	20.00	511,000
Kathryn M. Hinderhofer	10/11/2011	6,667	(1)	13,334	(1)	20,000	(1)					262,867
	10/11/2011								50,000	(4)	20.00	255,500

(1)	The performance-based restricted stock granted to our named executive officers in October 2011 will only be eligible to vest after our common stock is listed on a public stock exchange and, once listed, will vest according to the following parameters (in each case subject to the named executive officer’s continued employment through the applicable vesting date):

•	1/3 vest upon the later of the first anniversary of the date of grant and after the per share stock price equals or exceeds $28.00 per share for 30 days

•	1/3 vest upon the later of the second anniversary of the date of grant and after the per share stock price equals or exceeds $32.00 per share for 30 days

•	1/3 vest upon the later of the third anniversary of the date of grant and after the per share stock price equals or exceeds $34.00 per share for 30 days

(2)	The performance-based restricted stock granted to Mr. Newfield in January 2011 will vest according to the following parameters (in each case subject to Mr. Newfield’s continued employment through the applicable vesting date):

•	1/3 vest after the per share stock price equals or exceeds $25.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $28.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $32.00 per share for 30 days

(3)	Fifty percent of the time-based restricted stock vested on October 21, 2011 and the remaining 50% vest on October 21, 2012, subject to Mr. Newfield’s continued service through such vesting date.

(4)	Subject to our common stock becoming listed on a public stock exchange and the named executive officer’s continued service through the applicable vesting date, 1/3 of the stock options vest on each of the first, second and third anniversary of the date of grant.

(5)	Fifty percent of the stock options vested on October 21, 2011 and the remaining 50% vest on October 21, 2012, subject to Mr. Newfield’s continued service through such vesting date.

(6)	The per share exercise price is equal to the price of a share of our common stock in the 2009 private offering. The Compensation Committee reviewed all relevant factors, including information provided by independent valuation specialists, as contemplated by the 2009 Equity Incentive Plan, and the most recent arm’s length transactions involving our common stock, in determining the per share exercise price.

(7)	The amounts in this column reflect the grant date fair value of the restricted stock and stock options awarded to the named executive officers in 2011 in accordance with FASB ASC Topic 718 and, in the case of the restricted stock awards subject to performance-based vesting conditions, are calculated based on the probable satisfaction of the performance conditions for such awards.

Employment Agreements with Named Executive Officers

Mr. Laney’s Employment Agreement

Effective May 22, 2010, we entered into a three-year employment agreement with Mr. Laney under which, as our chief executive officer, he will receive an initial annual base salary of $500,000 and an initial annual incentive opportunity of 100% of his annual base salary, with a guaranteed bonus of $250,000 for 2010. Mr. Laney was also granted stock options to acquire 850,000 shares of common stock, 50% of which vested on October 21, 2011 and the remaining 50% will vest on October 21, 2012. Additionally, Mr. Laney received 450,000 shares of restricted stock of which (A) two-thirds (300,000 shares) of the restricted stock vests based on the achievement of performance goals relating to increases in the price of a share of common stock (with one-third (100,000 shares) of the restricted stock vesting when the stock price equals or exceeds $25 per share, one-third (100,000 shares) of the restricted stock vesting when the stock price equals or exceeds $28 per share and one-third (100,000 shares) of the restricted stock vesting when the stock price equals or exceeds $32 per share), and (B) one-third (150,000 shares) of the restricted stock vests based on the passage of time (with 50% of the service-based shares vested on October 21, 2011 and the remaining 50% vesting on October 21, 2012). The vesting of Mr. Laney’s restricted stock is subject to his continued employment with us. Pursuant to the terms of the employment agreement, upon Mr. Laney’s commencement of employment with us, Mr. Laney received a lump-sum sign-on cash bonus of $1.2 million. Mr. Laney is also eligible to participate in the same Company benefit programs as similarly situated executives of the Company. In the event of termination of Mr. Laney’s employment without “cause” or Mr. Laney’s resignation with “good reason,” Mr. Laney is eligible to receive certain severance benefits, as more fully described in “—Potential Payments upon Termination or Change-in-Control” below.

Mr. Metzger’s Employment Agreement

In October 2011, we entered into a one-year employment agreement with Mr. Metzger under which, as President, Midwest, he will receive an annual base salary to be $300,000 and an initial annual incentive opportunity of 100% of his annual base salary. Mr. Metzger is also eligible to participate in the same Company benefit programs as similarly situated executives of the Company. In the event of termination of Mr. Metzger’s employment without “cause” or Mr. Metzger’s resignation with “good reason,” Mr. Metzger is eligible to receive certain severance benefits, including enhanced severance benefits in the event of a termination of employment within two years following a “change in control”, as more fully described in “—Potential Payments upon Termination or Change-in-Control” below.

Mr. Newfield’s Employment Agreement

In October 2011, we entered into a one-year employment agreement with Mr. Newfield under which, as Chief Risk Officer, he will receive an annual base salary to be $300,000 and an initial annual incentive opportunity of 100% of his annual base salary. Mr. Newfield is also eligible to participate in the same Company benefit programs as similarly situated executives of the Company. In the event of termination of Mr. Newfield’s employment without “cause” or Mr. Newfield’s resignation with “good reason,” Mr. Newfield is eligible to receive certain severance benefits, including enhanced severance benefits in the event of a termination of employment within two years following a “change in control”, as more fully described in “—Potential Payments upon Termination or Change-in-Control” below.

Ms. Hinderhofer’s Employment Agreement

In August 2012, we entered into a one-year employment agreement with Ms. Hinderhofer under which, as Chief of Integration, Technology and Operations, she will receive an annual base salary to be $250,000 and an initial annual incentive opportunity of 80% of her annual base salary. Ms. Hinderhofer is also eligible to participate in the same Company benefit programs as similarly situated executives of the Company. In the event of termination of Ms. Hinderhofer’s employment without “cause” or Ms. Hinderhofer’s resignation with “good reason,” Ms. Hinderhofer is eligible to receive certain severance benefits, including enhanced severance benefits in the event of a termination of employment within two years following a “change in control”, as more fully described in “—Potential Payments upon Termination or Change in Control” below.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2011:

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)(4)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(8)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
G. Timothy Laney	425,000	425,000	(1)	—	20.00	6/1/2020	75,000	(5)	1,456,500	300,000	(9)	5,826,000
		400,000	(2)	—	20.00	10/11/2018	—			85,000	(10)	1,650,700

Donald G. Gaiter	201,250	201,250	(3)	—	20.00	10/20/2019	33,541	(6)	651,366	134,167	(9)	2,605,523
		100,000	(2)	—	20.00	10/11/2018	—			25,000	(10)	485,500

Thomas M. Metzger	201,250	201,250	(3)	—	20.00	10/20/2019	33,541	(6)	651,366	134,167	(9)	2,605,523
		50,000	(2)	—	20.00	10/11/2018	—			10,000	(10)	194,200

Richard U. Newfield	100,000	100,000	(1)	—	20.00	1/25/2021	16,667	(5)	323,673	66,667	(9)	1,294,673
		100,000	(2)	—	20.00	10/11/2018	—			25,000	(10)	485,500

Kathryn M. Hinderhofer	37,500	37,500	(1)	—	20.00	4/1/2020	6,667	(5)	129,473	26,667	(9)	518,873
		50,000	(2)	—	20.00	10/11/2018	—			20,000	(10)	388,400

James B. Fitzgerald	—	—		—	—	—	33,541	(7)	651,366	—		—

(1)	Represents stock options that vest on October 21, 2012, subject to the named executive officer’s continued service through the vesting date.
(2)	Represents stock options that vest, subject to our common stock becoming listed on a public stock exchange and the named executive officer’s continued service through the applicable vesting date, in three equal annual installments, beginning on October 11, 2012.
(3)	Represents stock options that vest on October 20, 2012, subject to the named executive officer’s continued service through the vesting date.
(4)	The per share exercise price is equal to the price of a share of our common stock in the 2009 private offering. The Compensation Committee reviewed all relevant factors, including information provided by third parties, including independent valuation specialists, as contemplated by the 2009 Equity Incentive Plan, and the most recent arm’s length transactions involving our common stock in determining the per share exercise price.
(5)	Represents time-based shares of restricted stock that vest on October 21, 2012, subject to the named executive officer’s continued service through the vesting date.
(6)	Represents time-based shares of restricted stock that vest on October 20, 2012, subject to the named executive officer’s continued service through the vesting date.
(7)	Represents time-based shares of restricted stock that vested upon Mr. Fitzgerald’s departure from the Company on January 31, 2012.

(8)	We used information provided by third parties, including independent valuation specialists, as contemplated by the 2009 Equity Incentive Plan, to assist us in our determination of estimates regarding the value associated with the Company’s common stock as of December 31, 2011.
(9)	Represents performance-based shares of restricted stock, which vest (subject to continued employment on the vesting date) as follows:

•	1/3 vest after the per share stock price equals or exceeds $25.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $28.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $32.00 per share for 30 days
(10)	Represents performance-based shares of restricted stock granted to the named executive officers in October 2011 that will only be eligible to vest after our common stock is listed on a public stock exchange and, once listed, will vest according to the following parameters (in each case subject to the named executive officer’s continued employment through the applicable vesting date):

•	1/3 vest upon the later of October 11, 2012 and after the per share stock price equals or exceeds $28.00 per share for 30 days

•	1/3 vest upon the later of October 11, 2013 and after the per share stock price equals or exceeds $32.00 per share for 30 days

•	1/3 vest upon the later of October 11, 2014 and after the per share stock price equals or exceeds $34.00 per share for 30 days

Stock Vested in 2011

The following table sets forth information regarding restricted stock held by our Named Executive Officers that vested during fiscal year 2011.

Name	Stock Awards
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
G. Timothy Laney	75,000	$1,384,500
Donald G. Gaiter	33,542	$619,185
Thomas M. Metzger	33,542	$619,185
Richard U. Newfield	16,666	$307,654
Kathryn M. Hinderhofer	6,666	$123,054
James B. Fitzgerald	33,542	$619,185

(1)	We used information provided by third parties, including independent valuation specialists, as contemplated by the 2009 Equity Incentive Plan, to assist us in our determination of estimates regarding the value associated with the Company’s common stock as of the vesting date of the restricted stock.

NBH Holdings Corp. 2009 Equity Incentive Plan

Introduction

We adopted the 2009 Equity Incentive Plan on October 20, 2009. The 2009 Equity Incentive Plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units and other awards that may be settled in or based upon the value of our common stock. Set forth below is a summary of the material features that are in the 2009 Equity Incentive Plan. This summary is qualified in its entirety by the actual 2009 Equity Incentive Plan.

Purpose

The purposes of the 2009 Equity Incentive Plan are to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our common stock or be paid incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and that of our affiliates and promoting an identity of interest between our stockholders and recipients of awards under the 2009 Equity Incentive Plan.

Administration

The 2009 Equity Incentive Plan is administered by the Compensation Committee or such other committee of our board of directors as our board of directors may from time to time designate. Among other things, the Compensation Committee has the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of common stock to be covered by each award, and to determine the terms and conditions of any such awards. Subject to applicable law, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members or persons selected by it.

Eligibility

Current and prospective directors, employees (including executive officers) and/or consultants to us and any of our subsidiaries and affiliates are eligible to participate in the 2009 Equity Incentive Plan.

Shares Subject to the 2009 Equity Incentive Plan

The aggregate number of shares of our common stock available for issuance under the 2009 Equity Incentive Plan at the time of its adoption was 5,750,000. Of the shares issued as restricted stock under the 2009 Equity Incentive Plan, 254,959 have vested. The maximum number of shares of our common stock that may be granted pursuant to stock options is 70% of the shares available for issuance under the 2009 Equity Incentive Plan and the maximum number of shares of common stock that may be granted pursuant to restricted stock and restricted stock units is 30% of the shares available for issuance under the 2009 Equity Incentive Plan. Once the 2009 Equity Incentive Plan becomes subject to Section 162(m) of the Internal Revenue Code, the maximum number of stock options that may be granted to any one individual during any calendar year is 4,025,000 and the maximum aggregate number of shares relating to restricted stock, restricted stock units or performance-based restricted stock that may be granted to any one individual during any calendar year is 1,725,000.

The shares of common stock subject to grant under the 2009 Equity Incentive Plan are to be made available from authorized but unissued shares, from treasury shares, from shares purchased on the open market or by private purchase, or a combination of any of the foregoing. To the extent that any award is forfeited, or any stock option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of common stock subject to such awards not delivered as a result thereof will again be available for awards under the 2009 Equity Incentive Plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of common stock (by either actual delivery or by attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested will be deemed delivered for purposes of the limits in the 2009 Equity Incentive Plan. To the extent any shares of common stock subject to an award are withheld to satisfy the exercise price (in the case of a stock option) and/or the tax withholding obligations relating to such award, such shares of common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the 2009 Equity Incentive Plan.

The 2009 Equity Incentive Plan provides that in the event of certain extraordinary corporate transactions or events affecting us, the Compensation Committee or our board of directors will make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2009 Equity Incentive Plan, (2) the various maximum limitations set forth in the 2009 Equity Incentive Plan, (3) the number and kind of shares or other securities subject to outstanding awards and (4) the exercise price of outstanding options and stock appreciation rights. In the case of corporate transactions such as a merger or consolidation, such adjustments may include the cancellation of outstanding awards in exchange for cash or other property or the substitution of other property for the shares subject to outstanding awards.

Awards

As indicated above, several types of awards can be made under the 2009 Equity Incentive Plan. A summary of these awards is set forth below.

Stock Options and Stock Appreciation Rights

Stock options granted under the 2009 Equity Incentive Plan may either be incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or nonqualified stock options, which do not qualify for this favorable tax treatment. Stock appreciation rights granted under the 2009 Equity Incentive Plan may either be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in tandem with a stock option.

Each grant of stock options or stock appreciation rights under the 2009 Equity Incentive Plan will be evidenced by an award agreement that specifies the exercise price, the duration of the award, the number of shares to which the award pertains and such additional limitations, terms and conditions as the Compensation Committee may determine, including, in the case of stock options, whether the options are intended to be incentive stock options or nonqualified stock options. The 2009 Equity Incentive Plan provides that the exercise price of stock options and stock appreciation rights will be determined by the Compensation Committee, but may not be less than 100% of the fair market value of the stock underlying the stock options or stock appreciation rights on the date of grant. Award holders may pay the exercise price in cash or, if approved by the Compensation Committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of stock options and stock appreciation rights will be determined by the Compensation Committee, but may not exceed ten years from the date of grant. The Compensation Committee will determine the vesting and exercise schedule of stock options and stock appreciation rights, and the extent to which they will be exercisable after the award holder’s service with the Company terminates.

Restricted Stock

Restricted stock may be granted under the 2009 Equity Incentive Plan with such restrictions as the Compensation Committee may designate. The Compensation Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. Except for these restrictions and any others imposed under the 2009 Equity Incentive Plan or by the Compensation Committee, upon the grant of restricted stock under the 2009 Equity Incentive Plan, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock; however, whether and to what extent the recipient will be entitled to receive cash or stock dividends paid, either currently or on a deferred basis, will be set forth in the award agreement.

Restricted Stock Units

The Compensation Committee may grant restricted stock units payable in cash or shares of common stock, conditioned upon continued service and/or the attainment of performance goals (as described below) determined by the Compensation Committee. We are not required to set aside a fund for the payment of any restricted stock units and the award agreement for restricted stock units will specify whether, to what extent and on what terms and conditions the applicable participant will be entitled to receive dividend equivalents with respect to the restricted stock units.

Stock-Bonus Awards

The Compensation Committee may grant unrestricted shares of our common stock, or other awards denominated in our common stock, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the Compensation Committee determines from time to time in its sole discretion as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions.

Stock Awards

The Compensation Committee may permit participants to purchase unrestricted shares of common stock pursuant to the 2009 Equity Incentive Plan at a purchase price per share of common stock determined by the Compensation Committee and set forth in the applicable award agreement. The purchase price of any shares of common stock subject to such an award must be paid in full at the time of the purchase.

Performance Awards

Under the 2009 Equity Incentive Plan, the Compensation Committee may determine that the grant, vesting or settlement of an award granted under the 2009 Equity Incentive Plan may be subject to the attainment of one or more performance goals.

The Compensation Committee has the authority to establish any performance objectives to be achieved during the applicable performance period when granting performance awards. However, if an award under the 2009 Equity Incentive Plan is intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the performance goals will be established with reference to one or more of the following, either on a Company-wide basis, or, as relevant in respect of one or more affiliates, subsidiaries, divisions, departments or operations of the Company: earnings (gross, net, pre-tax, post-tax or per share), net profit after tax, EBITDA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total stockholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing spending efficiency, core non-interest income, change in working capital, return on capital and/or stock price.

Termination of Employment

The impact of a termination of employment on an outstanding award granted under the 2009 Equity Incentive Plan, if any, will be set forth in the applicable award agreement.

Treatment of Outstanding Equity Awards following a Change in Control

The 2009 Equity Incentive Plan provides that, unless otherwise set forth in an award agreement, in the event of a change in control (as defined in the 2009 Equity Incentive Plan), (1) any restricted stock that was forfeitable prior to such change in control will become nonforfeitable, (2) all restricted stock units will be considered earned and payable in full and any restrictions thereon will lapse, (3) any unexercised stock option or SAR, whether or not exercisable on the date of such change in control, will become fully exercisable and may be exercised in whole or in part, and (4) the Compensation Committee may determine the level of achievement with respect to any performance-based awards through the date of the change in control. The Compensation Committee may make additional adjustments and/or settlements of outstanding awards upon a change in control, including cancelling any awards for cash upon at least ten days’ advance notice to affected participants.

A “change in control” is generally deemed to occur under the 2009 Equity Incentive Plan upon:

(1)	the acquisition by any individual, entity or group of “beneficial ownership” (pursuant to the meaning given in Rule 13d-3 under the Exchange Act) of 35% or more (on a fully diluted basis) of either (a) the outstanding shares of the Company’s common stock or (b) the combined voting power of our then outstanding voting securities, with each of clauses (a) and (b) subject to certain customary exceptions;

(2)	a majority of the directors who constituted our board of directors at the time the 2009 Equity Incentive Plan was adopted are replaced by directors whose appointment or election is not endorsed by at least two-thirds of the incumbent directors then on the board of directors;

(3)	approval by our stockholders of the Company’s complete dissolution or liquidation; or

(4)	a merger of the Company, the sale or disposition by the Company of all or substantially all of its assets, or any other business combination of the Company with any other corporation, other than any merger or business combination which would result in (a) the voting securities of the Company outstanding immediately prior to the transaction continuing to represent at least 50% of the total voting power of the Company or such surviving entity outstanding immediately after such transaction, (b) no person (other than any employee benefit plan sponsored or maintained by the surviving company) is or becomes the “beneficial owner,” directly or indirectly, of 35% or more of the total voting power of the parent company (or, if there is no parent company, the surviving company) or (c) at least two-thirds of the members of the board of directors of the parent company (or, if there is no parent company, the surviving company) following the consummation of the transaction were members of the board of directors at the time the execution of the initial agreement providing for the transaction was approved.

Amendment and Termination

The 2009 Equity Incentive Plan may be amended, altered, suspended, discontinued or terminated by the Board, but no amendment, alteration, suspension, discontinuation or termination may be made if it would materially impair the rights of a participant (or his or her beneficiary) without the participant’s (or beneficiary’s) consent, except for any such amendment required to comply with law. The 2009 Equity Incentive Plan may not be amended, altered, suspended, discontinued or terminated without stockholder approval to the extent such approval is required to comply with any tax or regulatory requirement applicable to the 2009 Equity Incentive Plan, including, from and after the date on which awards granted pursuant to the 2009 Equity Incentive Plan become subject to Section 162(m) of the Code, as necessary to prevent an award intended to qualify as performance-based compensation under Section 162(m) of the Code to cease to qualify.

Federal Income Tax Consequences Relating to Stock Options and Restricted Stock under the 2009 Equity Incentive Plan

The following discussion summarizes certain federal income tax consequences of the issuance, receipt and exercise of stock options and the granting and vesting of restricted stock, in each case under the 2009 Equity Incentive Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the 2009 Equity Incentive Plan, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options

In general, a participant realizes no taxable income upon the grant or exercise of an incentive stock option (“ISO”). However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for us) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

Nonqualified Options

In general, in the case of a nonqualified stock option (“NSO”), the participant has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to us. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which we are not entitled to a deduction.

Restricted Stock

Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date, less any amount paid for the stock, and the Company will be allowed a corresponding tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the common stock, and we will be allowed a corresponding tax deduction at that time. Any future appreciation in the common stock will be taxable to the participant at capital gains rates. However, if the restricted stock award is later forfeited, the participant will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

2011 Potential Payments upon Termination or Change-in-Control

The following discussion addresses potential payments to our named executive officers upon termination of employment or a “change in control.”

Termination of Employment without Cause or Resignation with Good Reason

Severance Under Mr. Laney’s Employment Agreement

If Mr. Laney’s employment is terminated (i) by us without “cause” or (ii) by Mr. Laney for “good reason,” subject to his execution and non-revocation of a release of claims against us and our affiliated entities, Mr. Laney will receive any earned but unpaid base salary and bonuses, accrued unused vacation and a lump sum cash amount equal to the sum of (A) three times his annual base salary immediately prior to the date of the qualifying termination and (B) three times the higher of his annual incentive opportunity for the year of termination or the annual bonus paid or payable to Mr. Laney in respect of the year prior to the year of the qualifying termination. In addition, upon a qualifying termination, all of the stock options granted under Mr. Laney’s employment agreement will vest and become exercisable, the time-based vesting portion of the restricted stock award granted under Mr. Laney’s employment agreement will vest and the market-based vesting portion of the restricted stock granted under Mr. Laney’s employment agreement will be forfeited.

For the purposes of Mr. Laney’s employment agreement, “good reason” generally means (1) a material diminution of annual base salary or annual incentive opportunity, (2) a material diminution in position, authority, duties or responsibilities, (3) any material failure by us to comply with the compensation related provisions of the employment agreement or (4) any material breach by us of the employment agreement.

For the purposes of Mr. Laney’s employment agreement, “cause” generally means the executive’s (1) continued failure to perform substantially his duties, (2) willful misconduct or gross neglect in the performance of his duties, (3) continued failure to adhere materially to the clear directions of the board of directors or failure to devote substantially all of his business time and efforts to the Company, (4) conviction of or formal admission to or plea of guilty or nolo contendere to a charge of commission of a felony or any crime involving serious moral turpitude or (5) willful breach of any material terms of the employment agreement.

Severance for Named Executive Officers other than Mr. Laney

If Ms. Hinderhofer, Mr. Metzger or Mr. Newfield’s employment is terminated (i) by us without “cause” or (ii) by the executive for “good reason,” subject to the executive’s execution and non-revocation of a release of claims against us and our affiliated entities, the executive officer will receive any earned but unpaid base salary and bonuses, accrued unused vacation and a lump sum cash amount equal to the sum of (A) his annual base salary immediately prior to the date of the qualifying termination and (B) the higher of his annual incentive opportunity for the year of termination or the annual bonus paid or payable to the executive in respect of the year prior to the year of the qualifying termination. The definitions of “cause” and “good reason” in the employment agreements are substantially the same as those set forth in Mr. Laney’s employment agreement. Ms. Hinderhofer was not entitled to any severance benefits as of December 30, 2011 because she entered into her employment agreement in 2012. Accordingly, the table below does not disclose any cash severance for Ms. Hinderhofer upon a termination of employment

As of December 30, 2011, Mr. Gaiter was not eligible for severance upon his termination of employment for any reason.

Mr. Fitzgerald’s Separation Letter

We entered into a separation letter agreement with Mr. Fitzgerald in connection with his ceasing to serve as Chief Financial Officer of the Company in November 2011 and his separation of employment in January 2012. The separation letter agreement provided that he would provide services to us through January 31, 2012 and during that time would continue to receive his annual base salary, would be entitled to an annual incentive opportunity for 2011 ($300,000) and the vesting of his time-vesting restricted stock (33,541 shares of restricted stock) on his termination date. Additionally, all outstanding stock options and market-based vesting restricted stock were forfeited.

Equity Awards under the 2009 Equity Incentive Plan

Mr. Laney’s employment agreement provides that upon a termination of employment by us without “cause” or a resignation of employment by Mr. Laney for “good reason” (each as defined in Mr. Laney’s employment agreement) all of the stock options granted in connection with the employment agreement and the time-based vesting portion of the restricted stock award granted in connection with the employment agreement will vest, and, to the extent applicable, become exercisable.

The equity award agreements entered into by us with each of our named executive officers provide that upon a termination of employment without “cause” or a resignation of employment for “good reason,” the outstanding unvested stock options and unvested time-based restricted stock held by the named executive officers will immediately vest upon such a termination of employment and the outstanding performance-based restricted stock will be forfeited.

For named executive officers other than Mr. Laney, “good reason” under the equity awards granted prior to December 31, 2010 generally means (1) material diminution of annual base salary or annual incentive opportunity, (2) material diminution in position, authority, duties or responsibilities, (3) any requirement by us that the named executive officer’s services be rendered at a location other than at the Company’s primary office location in Boston, Massachusetts, subject to the named executive officer’s performance of duties at, and travel to, such other offices of the Company as required to fulfill such duties or (4) any material breach of any written employment agreement by the Company. Equity awards granted since January 1, 2011 limit “good reason” to clauses (1), (2) and (4) above.

For named executive officers other than Mr. Laney, “cause” generally means (1) the continued failure of the executive to perform substantially the executive’s duties, (2) willful misconduct or gross neglect in the performance of his or her duties, (3) continued failure to adhere materially to the clear directions of the board of directors or failure to devote substantially all of the named executive officer’s business time to us, (4) conviction of or formal admission to or plea of guilty or nolo contendere to a charge of commission of a felony or (5) willful breach of any material term of any employment agreement.

Termination of Employment For Cause or Resignation without Good Reason

Upon a termination of employment for “cause” or the executive’s resignation of employment without “good reason,” the executive is entitled to accrued benefits, including accrued base salary as of the date of termination of employment, accrued vacation and the timely payment of any amounts due and payable under any of our plans, programs, policies or practices.

All unvested equity awards will be forfeited following a termination of employment for “cause” or the executive’s resignation of employment without “good reason.”

Termination of Employment due to Death or Disability

Upon a termination of employment due to death or disability, the executive is entitled to accrued benefits, including accrued base salary, as of the date of termination of employment, accrued vacation and the timely payment of any amounts due and payable under any of our plans, programs, policies or practices. All unvested equity awards will be forfeited following a termination of employment due to death or disability.

Change in Control

The employment agreements with Messrs. Metzger and Newfield and Ms. Hinderhofer provide for enhanced severance payments upon a termination of employment by us without “cause” or by the executive with “good reason” within two years following a change in control (similar definition to that in the 2009 Equity Incentive Plan). In the event of such a qualifying termination in connection with a change in control, each such executive would be entitled to two times the sum of (A) his or her annual base salary immediately prior to the date of the qualifying termination and (B) the higher of his or her annual incentive opportunity for the year of termination or the annual bonus paid or payable to the executive in respect of the year prior to the year of the qualifying termination. Ms. Hinderhofer was not entitled to any benefits upon a termination of employment following a change in control as of December 30, 2011 because she entered into her employment agreement in 2012. Accordingly, the table below does not disclose any cash severance for Ms. Hinderhofer upon a termination of employment following a change in control.

All unvested outstanding stock options and time-based restricted stock held by the named executive officers immediately vest, and in the case of stock options, become exercisable, upon a “change in control” of the Company (as defined in the 2009 Equity Incentive Plan). Performance-based restricted stock held by the named executive officers will vest based on performance prior to the change in control, as determined by the Compensation Committee.

For the named executive officers serving as of December 30, 2011, the potential payments upon termination under various termination scenarios or the occurrence of a change in control are quantified in the table set forth below:

Name	Scenario	Cash Severance ($)(1)	Stock Option Vesting ($)(2)	Restricted Stock Vesting ($)(2)	Total ($)
G. Timothy Laney	Voluntary Resignation	—	—	—	—
	Involuntary Termination not for Cause	3,750,000	—	1,456,500	5,206,500
	Involuntary Termination for Cause	—	—	—	—
	Involuntary Termination Following Change in Control	3,750,000	—	1,456,500	5,206,500
	Change in Control (No Termination of Employment)	—	—	1,456,500	1,456,500

Donald G. Gaiter	Voluntary Resignation	—	—	—	—
	Involuntary Termination not for Cause	—	—	651,386	651,386
	Involuntary Termination for Cause	—	—	—	—
	Involuntary Termination Following Change in Control	—	—	651,386	651,386
	Change in Control (No Termination of Employment)	—	—	651,386	651,386

Thomas M. Metzger	Voluntary Resignation	—	—	—	—
	Involuntary Termination not for Cause	650,000	—	651,386	1,301,386
	Involuntary Termination for Cause	—	—	—	—
	Involuntary Termination Following Change in Control	1,300,000	—	651,386	1,951,386
	Change in Control (No Termination of Employment)	—	—	651,386	651,386

Richard U. Newfield	Voluntary Resignation	—	—	—	—
	Involuntary Termination not for Cause	600,000	—	323,673	923,673
	Involuntary Termination for Cause	—	—	—	—
	Involuntary Termination Following Change in Control	1,200,000	—	323,673	1,523,673
	Change in Control (No Termination of Employment)	—	—	323,673	323,673

Kathryn M. Hinderhofer	Voluntary Resignation	—	—	—	—
	Involuntary Termination not for Cause	—	—	129,473	129,473
	Involuntary Termination for Cause	—	—	—	—
	Involuntary Termination Following Change in Control	—	—	129,473	129,473
	Change in Control (No Termination of Employment)	—	—	129,473	129,473

(1)	Severance amounts are based on the terms of the applicable employment agreements.
(2)	We used information provided by third parties, including independent valuation specialists, as contemplated by the 2009 Equity Incentive Plan, to assist us in our determination of estimates regarding the value associated with the Company’s common stock as of December 30, 2011.

2011 Director Compensation

Each non-employee director receives an annual cash retainer of $50,000 as compensation for his or her services as a member of the board of directors. No individual meeting fees are paid for either board meetings or committee meetings, whether in person or by telephone. The chairman of our board of directors receives an additional $25,000 cash retainer and the chairs of the Audit and Risk Committee, Compensation Committee and Nominating and Corporate Governance Committee each receive additional cash retainers of $20,000.

In recognition of the exceptional service to the Company provided by the non-employee directors and the length of time since the previous equity grant to board members (concurrent with the 2009 private offering) each non-employee director was granted stock options in October 2011 with respect to 8,000 shares of Company common stock and 2,500 shares of restricted stock in October 2011. Fifty-percent of the stock option and restricted stock awards will vest on the second anniversary of the date of grant and the remaining 50% of the stock option and restricted stock awards will vest on the third anniversary of the date of grant, in each case subject to continued service through the applicable vesting date and our common stock becoming listed on a public stock exchange.

Compensation for non-employee directors during 2011 was as follows:

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Frank V. Cahouet	$75,000	$46,150	$40,880	—	—	—	$162,030
Ralph W. Clermont	$70,000	$46,150	$40,880	—	—	—	$157,030
Robert E. Dean	$70,000	$46,150	$40,880	—	—	—	$157,030
Lawrence K. Fish	$50,000	$46,150	$40,880	—	—	—	$137,030
Micho F. Spring	$50,000	$46,150	$40,880	—	—	—	$137,030
Burney S. Warren	$70,000	$46,150	$40,880	—	—	—	$157,030

(1)	The amounts in this column reflect the grant date fair value of the 2,500 shares of restricted stock awarded to each of our directors in October 2011 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). See note 17 of the consolidated financial statements for an explanation of the assumptions made in valuing these awards. At the end of 2011, the aggregate number of shares of restricted stock held by each current non-employee director was as follows: Mr. Cahouet, 16,875; Mr. Clermont, 12,083; Mr. Dean, 12,083; Mr. Fish, 2,500; Ms. Spring, 12,083; and Mr. Warren, 12,083.
(2)	The amounts included in this column reflect the grant date fair value of stock option awards granted to our directors in October 2011. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model. See note 17 of the consolidated financial statements for an explanation of the assumptions made in valuing these awards. At the end of 2011, the aggregate number of shares of our common stock relating to stock options held by each current non-employee director was as follows: Mr. Cahouet, 65,500 (28,750 of which are currently vested); Mr. Clermont, 46,333 (19,166 of which are currently vested); Mr. Dean, 46,333 (19,166 of which are currently vested); Mr. Fish, 8,000 (none of which are currently vested); Ms. Spring, 46,333 (19,166 of which are currently vested); and Mr. Warren, 46,333 (19,166 of which are currently vested).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Compensation Discussion and Analysis—Executive Officer Compensation,” the following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater stockholders and any of their immediate family members since June 16, 2009, the date National Bank Holding Corporation was incorporated. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Founders Stock

Prior to the consummation of our 2009 private offering, we sold (1) 125,000 shares of Class A common stock to members of our senior management team and (2) 125,000 shares of Class B non-voting common stock to FBR Capital Markets & Co., one of the underwriters in this offering, for nominal consideration. FBR Capital Markets & Co. transferred all such shares of the Class B non-voting common stock held by it to a member of our board of directors.

Warrants Issued to Certain Stockholders

In connection with the agreement by several of our largest shareholders to be bound by the FDIC Policy Statement, we issued warrants to purchase common stock to such investors. The warrants are exercisable for 10 years from the date of issuance and have an exercise price of $20.00 per share. We issued (1) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC (an investment advisory client of Wellington Management Company, LLP) on October 20, 2009, (2) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC on March 23, 2010, (3) a warrant to purchase 250,750 shares of common stock to Paulson Master Recovery Fund LTD on March 15, 2010, and (4) a warrant to purchase 42,000 shares of common stock to Elliott Associates, L.P. and a warrant to purchase 63,000 shares of common stock to a wholly owned subsidiary of Elliott International, L.P. on September 30, 2010.

Registration Rights Agreement

Concurrently with the consummation of our 2009 private offering, we entered into a registration rights agreement for the benefit of the selling stockholders in this offering, with respect to our common stock sold in the 2009 private offering. Under the terms of the registration rights agreement, within 180 days of our investing at least 25% of the net proceeds of the 2009 private offering, we agreed to file with the Securities and Exchange Commission a shelf registration statement on Form S-1 or such other form under the Securities Act as would allow our stockholders to resell the shares of common stock acquired in the 2009 private offering. Our acquisitions of Hillcrest Bank and Bank Midwest represented over 25% of the net proceeds of our 2009 private offering. Our stockholders subsequently agreed to extend the deadline for filing a shelf registration statement until March 31, 2012.

Further, if the shelf registration statement has not been declared effective by the SEC within 180 days after the filing of such shelf registration statement (which we refer to as the “Trigger Date”), a special meeting of stockholders must be called in accordance with our amended and restated bylaws solely for the purposes of (1) considering and voting upon proposals to remove each of our then-serving director and (2) electing such number of directors as there are then vacancies on the board of directors. However, stockholders holding two-thirds of the outstanding registrable shares may waive the requirement to hold such special meeting. The special meeting must occur as soon as reasonably practicable following the Trigger Date but in no event more than 45 days after the Trigger Date.

Under the registration rights agreement, stockholders holding registrable shares may not, subject to certain exceptions, directly or indirectly sell, offer to sell (including, without limitation, any short sale), grant any option or otherwise transfer or dispose of any such shares of our common stock for a period of 60 days following the effectiveness of such registration statement. See also “Underwriting—No Sales of Similar Securities.”

Pursuant to FINRA Rule 5110(g)(1), holders of our common stock who are affiliated with members of the Financial Industry Regulatory Authority, or FINRA, and who elect, pursuant to the registration rights agreement, to include their shares of the common stock for resale pursuant to a shelf registration statement or as a selling stockholder pursuant to an underwritten public offering, are required to refrain, during the period commencing on the effective date of the registration statement and ending on the date that is 180 days after such effective date, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such holder’s shares of the common stock through the FINRA member with which such holder is affiliated.

Services Provided by Weber Shandwick

Since 2011, the Company has periodically engaged Weber Shandwick, a unit of The Interpublic Group, for certain public relations services. Micho F. Spring, a director of the Company, is Chair, Global Corporate Practice, and President, New England at Weber Shandwick. In 2011, we paid Weber Shandwick approximately $378,000 for its services, and, as of June 30, 2012, we have paid an additional approximately $315,000 in 2012. In addition, we have engaged Weber Shandwick for certain public relations services following this offering. None of the services provided by Weber Shandwick have been pursuant to long-term contracts, and we believe that the services provided by Weber Shandwick have been provided on an arm’s-length basis. While all revenues received by Weber Shandwick New England are considered in determining employees’ incentive compensation, Ms. Spring does not receive any direct compensation, finder’s fees or similar payments in connection with the services provided to us.

Statement of Policy Regarding Transactions with Related Persons

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions between us and our affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by us to our executive officers, directors, and principal stockholders). We have adopted policies to comply with these regulatory requirements and restrictions. In connection with this offering, we intend to adopt a written policy that complies with all applicable requirements of the SEC and the New York Stock Exchange concerning related party transactions.

Other Relationships

Certain of the executive officers and directors of the Company, NBH Bank and our principal shareholders and affiliates of such persons have, from time to time, engaged in banking transactions with NBH Bank and are expected to continue such relationships in the future. All loans or other extensions of credit made by NBH Bank to such individuals were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock at September 21, 2012 for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o National Bank Holdings Corporation, 5570 DTC Parkway, Greenwood Village, Colorado 80111. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 53,361,032 shares of common stock outstanding as of September 21, 2012 which was prior to the closing of our initial public offering (including 44,645,886 outstanding shares of Class A common stock, 7,545,353 shares of Class B common stock and 1,169,793 shares of unvested restricted stock granted to certain directors and officers under the 2009 Equity Incentive Plan, which shares of restricted stock are entitled to voting rights).

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within sixty days of September 7, 2012. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned	Shares of Class B Common Stock Beneficially Owned	Total Shares of Common Stock Beneficially Owned
Executive Officers and Directors:(1)(2)	Number	Number	Number	%
G. Timothy Laney	949,850	—	949,850	1.77%
Brian F. Lilly	100,000	—	100,000	*
Richard U. Newfield, Jr.	219,500	—	219,500	*
Thomas M. Metzger(3)	458,750	—	458,750	*
Donald G. Gaiter(4)	498,750	—	498,750	*
Kathryn M. Hinderhofer	97,500	—	97,500	*
Frank V. Cahouet(5)	115,300	—	115,300	*
Ralph W. Clermont(6)	47,084	—	47,084	*
Robert E. Dean(7)	42,834	—	42,834	*
Lawrence K. Fish(8)	175,100	—	175,100	*
Micho F. Spring	48,884	—	48,884	*
Burney S. Warren	43,084	—	43,084	*
All executive officers and directors as a group (12 persons)	2,796,636	—	2,796,636	5.14%
Greater than 5% Stockholders:
Wellington Management(9)	2,650,155	2,742,045	5,392,200	10.02%
Paulson & Company Inc.(10)	2,425,905	2,839,845	5,265,750	9.82%
Elliott Management(11)	4,017,500	—	4,017,500	7.51%
Taconic Capital Advisors(12)	2,175,155	808,559	2,983,714	5.59%
Fidelity Management and Research(13)	2,614,400	—	2,614,400	4.90%

*	Represents less than 1% of total outstanding shares, including exercisable options and warrants.

(1)	Includes shares issuable upon the exercise of options granted under the 2009 Equity Incentive Plan in the following amounts: Mr. Laney—425,000 shares; Mr. Newfield—100,000; Mr. Metzger—201,250; Mr. Gaiter—201,250; Ms. Hinderhofer—37,500; Mr. Cahouet—28,750; Mr. Clermont—19,167; Mr. Dean—19,167; Ms. Spring—19,167; and Mr. Warren—19,167.
(2)	Includes unvested restricted stock for which such holder has voting rights granted under the 2009 Equity Incentive Plan in the following amounts: Mr. Laney—460,000 shares; Mr. Newfield—108,334; Mr. Metzger—177,709; Mr. Gaiter—192,709; Ms. Hinderhofer—53,334; Mr. Cahouet—16,875; Mr. Clermont—12,083; Mr. Dean—12,083; Mr. Fish—2,500; Ms. Spring—12,083; Mr. Lilly—100,000 and Mr. Warren—12,083.
(3)	Includes 15,000 shares of Class A common stock held by Thomas M. Metzger Revocable Trust.
(4)	Includes 15,000 shares of Class A common stock held by Gaiter Investment LLC, of which Donald Gaiter is the Manager; and 25,000 shares of Class A common stock held by Gutierrez Investments, LCC, a Massachusetts Limited Liability Company having Gloria M. Gutierrez, the spouse of Donald Gaiter, one of the Company’s executive officers, as the Manager.
(5)	Includes 10,000 shares of Class A common stock held by Frank V. Cahouet Deed of Trust.
(6)	Includes 5,000 shares of Class A common stock held by Ralph W. Clermont Revocable Trust.
(7)	Includes 1,000 shares of Class A common stock held by Robert E. Dean and Ann T. Dean, Trustees of Dean Family Trust.
(8)	Includes 130,000 shares of Class A common stock held by LKF Associates, LLC.
(9)	Includes shares of Class A and Class B common stock and 475,000 warrants owned by institutional investors advised by Wellington Management Company, LLP (“Wellington Management”), including Ithan Creek Investors USB, LLC and Ithan Creek Investors II USB, LLC. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, and, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The address of Wellington Management is 280 Congress Street, Boston, Massachusetts 02110.
(10)	Includes shares of Class A and Class B common stock and 250,750 warrants owned by Paulson Recovery Master Fund Ltd. (the “Fund”). Paulson & Co. Inc. (“Paulson”) and its affiliates provide investment management services to the Fund, other pooled investment vehicles and managed accounts. Paulson is an investment advisor registered under the Investment Advisors Act of 1940. John Paulson is the controlling person of Paulson. The Fund may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares and warrants reported herein with Paulson and John Paulson. For purposes of the Exchange Act, neither the Fund, Paulson nor John Paulson should be deemed to be the beneficial owner of any securities of NBH. The address of Paulson & Co. Inc. is 1251 Avenue of the Americas, 50th Floor, New York, NY 10020.
(11)	Includes 2,543,125 shares of Class A common stock and 63,000 warrants owned by Elliott Opus Holdings LLC, a Delaware limited liability company, which is a subsidiary of Elliott International, L.P. Hambledon, Inc., a Cayman Islands corporation controlled by Paul E. Singer, is the sole general partner of Elliott International, L.P. In addition, Elliott International Capital Advisors Inc., the investment manager of Elliott International, L.P. which is controlled by Mr. Singer, has shared power with Elliott International, L.P. to vote and dispose of the Securities owned by Elliott International, L.P. Also, includes 1,369,375 shares of Class A common stock and 42,000 warrants owned by Elliott Associates, L.P., a Delaware limited partnership. Mr. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. The address of Elliott Management Corporation is 712 Fifth Avenue, New York, NY 10022.
(12)

Includes shares of Class A and Class B common stock owned by Taconic Opportunity Fund L.P., Taconic Opportunity Master Fund L.P. (together, the “Taconic Opportunity Funds”) as well as Taconic Market Dislocation Fund II L.P. and Taconic Market Dislocation Master Fund II L.P. (together, the “Taconic Market Dislocation Funds”). Taconic Capital Advisors L.P. and Taconic Capital Advisors UK LLP are the investment managers for the Taconic Opportunity Funds and the Taconic Market Dislocation Funds. Taconic Associates LLC is the general partner of each of the Taconic Opportunity Funds. Taconic MDF LLC is the general partner of each of the Taconic Market Dislocation Funds. Taconic Capital Performance Partners LLC is the general partner of Taconic Capital Advisors L.P. The managing members of Taconic Capital Performance Partners LLC are Kenneth D. Brody and Frank P. Brosens (collectively, the “Taconic Managers”). Taconic Capital Advisors, L.P., Taconic Associates LLC, Taconic Capital Performance Partners LLC and each of the Taconic Managers may be deemed to beneficially own the securities held by the Taconic Opportunity Funds and the Taconic Market Dislocation Funds. Taconic Capital Advisors L.P., Taconic Associates LLC, Taconic Capital Performance Partners LLC and each of the Taconic Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein. The address of each of these stockholders is 450 Park Avenue, 9th Floor, New York, New York 10022.
(13)	Includes Class A common stock, which constitutes 5.71% of the class, owned by an entity that is an investment company registered under Section 8 of the Investment Company Act of 1940 (the “Fund”) advised by Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Fund each has sole power to dispose of the securities owned by the Fund. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Class B voting common shares will be voted in accordance with the majority vote of Class B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund’s Boards of Trustees.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of shares of Class A common stock (including shares of Class A common stock issuable upon conversion of shares of Class B non-voting common stock) by the selling stockholders. The selling stockholders acquired securities from us in our 2009 private placement or in a chain of transactions with a purchaser in our 2009 private placement, each of which transaction was exempt from registration under the Securities Act. We will not receive any proceeds from the resale of shares of Class A common stock by the selling stockholders.

We have been advised that as noted below in the footnotes to the table, some of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock in the ordinary course of business, not for resale, and that none of these selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock.

The following table is based on information provided to us by the selling stockholders on or about September 2012 and as of such date. Because the selling stockholders may sell all, some or none of the shares of Class A common stock, no estimate can be given as to the amount of shares that will be held by the selling stockholders upon termination of this offering.

	Beneficial Ownership Before this Offering
Name of benefical owner	Shares of Class A Common Stock Beneficially Owned	Shares of Class B Common Stock Beneficially Owned	Total Shares of Common Stock Beneficially Owned

Executive Officers and Directors (1)(2):	Number	Number	Number	%
G. Timothy Laney	949,850	—	949,850	1.77%
Brian F. Lilly	100,000	—	100,000	*
Richard U. Newfield	219,500	—	219,500	*
Thomas M. Metzger (3)	458,750	—	458,750	*
Donald G. Gaiter (4)	498,750	—	498,750	*
Kathryn M. Hinderhofer	97,500	—	97,500	*
Frank V. Cahouet (5)	115,300	—	115,300	*
Ralph W. Clermont (6)	47,084	—	47,084	*
Robert E. Dean (7)	42,834	—	42,834	*
Lawrence K. Fish (8)	175,100	—	175,100	*
Micho F. Spring	48,884	—	48,884	*
Burney S. Warren	43,084	—	43,084	*
All executive officers and directors as a group (12 persons)	2,796,636	—	2,796,636	5.14%
Greater than 5% Stockholders:
Wellington Management (9)†	2,650,155	2,742,045	5,392,200	10.02%
Paulson & Co. (10)	2,425,905	2,839,845	5,265,750	9.82%
Elliott Management (11)(12)(13)			4,017,500	7.36%
Elliott Opus Holdings LLC (12)	2,541,125	—	2,541,125	4.77%
Elliott Associates, L.P. (13)	1,376,375	—	1,376,375	2.59%
Taconic Capital Advisors (14)	2,013,292	385,729	2,399,021	4.64%
Fidelity Management & Research Company (15)†	1,311,379	—	1,311,379	2.78%
All Other Selling Stockholders:
Luxor Management LLC (16)	1,216,764	—	1,216,764	2.61%
Kensico Capital Management Corp. (17)	1,102,749	—	1,102,749	2.36%
Farallon Partners, L.L.C. (18)	1,992,500	—	1,992,500	3.74%
Eminence Capital, LLC (19)	1,559,769	—	1,559,769	2.97%
Moore Macro Fund, LP (20)	828,171	—	828,171	1.77%
Wells Capital Management, Inc. (21)†	1,609,700	—	1,609,700	3.05%
Philadelphia Financial Management of San Francisco, LLC (2)	1,316,490	—	1,316,490	2.47%
Litespeed Management LLC (23)	1,227,700	—	1,227,700	2.30%
Robeco Investment Management (24)†	1,149,053	—	1,149,053	2.16%
FBR & Co. (25)	1,146,744	—	1,146,744	2.15%
GLG Ore Hill LLC (26)	1,085,500	—	1,085,500	2.03%
Carlson Capital L.P., Investment Advisor (28)	1,000,000	—	1,000,000	1.87%
Discovery Capital Management LLC and Discovery Global Citizens Capital Partners LLC (28)	950,000	—	950,000	1.78%
Barclays Bank PLC (29)	937,500	—	937,500	1.76%
UBS O’Connor LLC (30)	855,000	—	855,000	1.61%
D.E. Shaw & Co. (31)†	825,000	—	825,000	1.55%
Financial Stocks Capital Partners V L.P. (32)	796,290	—	796,290	1.49%
Banc Funds Company, LLC (33)	750,000	—	750,000
Greenlight Capital, Inc. (34)	357,571	—	357,571	*
QVT Fund LP (35)	359,395	—	359,395	*
New Generation Advisors LLC (36)	374,958	—	374,958	*

Kendall Family Investments LLC (37)	236,778	—	236,778	*
MatlinPatterson Distressed Opportunities Master Account L.P. (38)†	259,697	—	259,697	*
Odey European Inc. (39)	190,705	—	190,705	*
North Star Partners (40)	174,018	—	174,018	*
TimesSquare Capital Management, LLC (41)	350,000	—	350,000	*
Solus Core Opportunities Master Fund Ltd. (42)	298,276	—	298,276	*
Tricadia Capital Management (43)	284,000	—	284,000	*
Opps NAFH Holdings, L.P. (44)†	280,000	—	280,000	*
Putnam Investment Management LLC	275,000	—	275,000	*
Eubel, Brady & Suttman Asset Management (45)	261,534	—	261,534	*
American Financial Group (46)†	250,000	—	250,000	*
Whitebox Multi-Strategy Partners, LP (47)	119,190	—	119,190	*
Stark Master Fund Ltd. (48)	104,888	—	104,888	*
Barfield Nominees Limited A/C CSJ01 FBO Compass Special Situations Fund LLC (49)	200,000	—	200,000	*
FSI Skyline Fund OC, Ltd. (50)	71,514	—	71,514	*
John C. Goff (51)	59,595	—	59,595	*
Richard Jacinto II (52)	125,000	—	125,000	*
Quintessence Fund L.P. (53)	54,155	—	54,155	*
Mutual of America Investment Corporation Small Cap Value Fund (54)†	98,458	—	98,458	*
Barfield Nominees Limited A/C CSC01 (49)	90,000	—	90,000	*
Barfield Nominees Limited A/C CSJ01 FBO Compass Special Situations Fund LLC (49)	60,000	—	60,000	*
Estate of James G. Connolly (55)	26,818	—	26,818	*
James B. Fitzgerald and Linda Shannon (56)	46,250	—	46,250	*
John Berding	40,000	—	40,000	*
The Raptor Evolution Fund LP (57)	40,000	—	40,000	*
Said Holdings Limited (58)	19,070	—	19,070	*
Maureen Connolly Trust (59)	16,250	—	16,250	*
Benjamin Nickoll (60)	20,000	—	20,000	*
Mayur Lakhani	20,000	—	20,000	*
Mutual of America Investment Corporation All America Small Cap Equity Fund (54)†	16,887	—	16,887	*
Van Buren Eikos Fund, LLC (61)	15,000	—	15,000	*
James D. McKinney (62)	12,500	—	12,500	*
Frederick Wahl and Carlene Wahl JTWROS (63)	11,250	—	11,250	*
Alpha Capital Anstalt (64)	9,500		9,500	*
Andrew Alfred Brenner (65)	7,000	—	7,000	*
James W. Traweek, Jr.	8,000	—	8,000	*
Edward T. Fish	2,671	—	2,671	*
Emily T. Fish	2,671	—	2,671	*
Leah Fish	2,671	—	2,671	*
Gerald and Elizabeth Devlin	5,000	—	5,000	*
The Stearns Family Trust 2001 (66)	5,000	—	5,000	*
Construction Industry & Laborers Joint Pension Trust	2,134	—	2,134	*
Alan W. Steinberg Limited Partnership (67)	4,000	—	4,000	*
Lisa and Joseph Nardini	3,925	—	3,925	*
David M. Khani	1,616	—	1,616	*
Jim Farner and Monica Farner (68)	3,000	—	3,000	*
Mutual of America Institutional Funds, Inc. All America Small Cap Equity Fund (54)†	2,617	—	2,617	*

Aaron M. Stout (62)	2,500	—	2,500	*
Daniel R. Glynn, Jr. (62)	2,500	—	2,500	*
Patrick Mullenix (62)	2,500	—	2,500
Mutual of America Institutional Funds, Inc. Small Cap Value Fund (54)†	2,038	—	2,038	*
Charles H. Miller	1,500	—	1,500	*
Matthew Fish	667	—	667	*
Lauren Fish	667	—	667	*
Gordon C Watson (69)	1,250	—	1,250	*
John B. Maier II	1,144	—	1,144	*
Roger Fish	400	—	400	*
Euram International Inc. (70)	800	—	800	*

*	Represents less than 1% of total outstanding shares, including exercisable options and warrants.
†	Affiliate of broker dealer.
(1)	Includes shares issuable upon the exercise of options granted under the 2009 Equity Incentive Plan in the following amounts: Mr. Laney—425,000 shares; Mr. Newfield—100,000; Mr. Metzger—201,250; Mr. Gaiter—201,250; Ms. Hinderhofer—37,500; Mr. Cahouet—28,750; Mr. Clermont—19,167; Mr. Dean—19,167; Ms. Spring—19,167; and Mr. Warren—19,167.
(2)	Includes unvested restricted stock for which such holder has voting rights granted under the 2009 Equity Incentive Plan in the following amounts: Mr. Laney—460,000 shares; Mr. Newfield—108,334; Mr. Metzger—177,709; Mr. Gaiter—192,709; Ms. Hinderhofer—53,334; Mr. Cahouet—16,875; Mr. Clermont—12,083; Mr. Dean—12,083; Mr. Fish—2,500; Ms. Spring—12,083; Mr. Lilly—100,000 and Mr. Warren—12,083.
(3)	Includes 15,000 shares of Class A common stock held by Thomas M. Metzger Revocable Trust.
(4)	Includes 15,000 shares of Class A common stock held by Gaiter Investment LLC, of which Donald Gaiter is the Manager; and 25,000 shares of Class A common stock held by Gutierrez Investments, LCC, a Massachusetts Limited Liability Company having Gloria M. Gutierrez, the spouse of Donald Gaiter, one of the Company’s executive officers, as the Manager.
(5)	Includes 10,000 shares of Class A common stock held by Frank V. Cahouet Deed of Trust.
(6)	Includes 5,000 shares of Class A common stock held by Ralph W. Clermont Revocable Trust.
(7)	Includes 1,000 shares of Class A common stock held by Robert E. Dean and Ann T. Dean, Trustees of Dean Family Trust.
(8)	Includes 130,000 shares of Class A common stock held by LKF Associates, LLC.
(9)	Includes shares of Class A and Class B common stock and 475,000 warrants owned by institutional investors advised by Wellington Management Company, LLP (“Wellington Management”), including Ithan Creek Investors USB, LLC and Ithan Creek Investors II USB, LLC. For purposes of this table it is assumed that the warrants are exercisable for shares of Class A common stock. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940 and, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The address of Wellington Management is 280 Congress Street, Boston, Massachusetts 02110.
(10)	Includes shares of Class A and Class B common stock and 250,750 warrants owned by Paulson Recovery Master Fund Ltd. (the “Fund”). Paulson & Co. Inc. (“Paulson”) and its affiliates provide investment management services to the Fund, other pooled investment vehicles and managed accounts. Paulson is an investment advisor registered under the Investment Advisors Act of 1940. John Paulson is the controlling person of Paulson. The Fund may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares and warrants reported herein with Paulson and John Paulson. For purposes of the Exchange Act, neither the Fund, Paulson nor John Paulson should be deemed to be the beneficial owner of any securities of NBH. The address of Paulson & Co. Inc. is 1251 Avenue of the Americas, New York, NY 10020.
(11)	Includes shares owned by Elliott Associates, L.P. and Elliott Opus Holdings LLC. The address of each is c/o Elliott Management Corporation, 712 Fifth Avenue, New York, NY 10022.
(12)	Includes 2,541,125 shares of Class A common stock and 63,000 warrants owned by Elliott Opus Holdings LLC, a Delaware limited liability company, which is a subsidiary of Elliott International, L.P. Hambledon, Inc., a Cayman Islands corporation controlled by Paul E. Singer, is the sole general partner of Elliott International, L.P. In addition, Elliott International Capital Advisors Inc., the investment manager of Elliott International, L.P. which is controlled by Mr. Singer, has shared power with Elliott International, L.P. to vote and dispose of the Securities owned by Elliott International, L.P.
(13)	Includes 1,376,375 shares of Class A common stock and 42,000 warrants owned by Elliott Associates, L.P., a Delaware limited partnership. Paul E. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P.
(14)

Includes 1,157,643 shares of Class A common stock and 221,794 shares of Class B common stock held by Taconic Opportunity Master Fund L.P.; 631,771 shares of Class A common stock and 121,042 shares of Class B common stock held by Taconic Opportunity Fund L.P.; 223,878 shares of Class A common stock and 42,893 shares of Class B common stock held by Taconic Opportunity Fund II L.P. (together, the “Taconic Opportunity Funds”). Taconic Capital Advisors L.P. and Taconic Capital Advisors UK LLP are the investment managers for the Taconic Opportunity Funds and the Taconic Market Dislocation Funds. Taconic Associates LLC is the general partner of each of the Taconic Opportunity Funds. Taconic MDF LLC is the general partner of each of the Taconic Market Dislocation Funds. Taconic Capital Performance Partners LLC is the general partner of Taconic Capital Advisors L.P. The managing members of Taconic Capital Performance Partners LLC are Kenneth D. Brody and Frank P. Brosens (collectively, the “Taconic Managers”). Taconic Capital Advisors L.P., Taconic Associates LLC,

Taconic Capital Performance Partners LLC and each of the Taconic Managers may be deemed to beneficially own the securities held by the Taconic Opportunity Funds and the Taconic Market Dislocation Funds. Taconic Capital Advisors L.P., Taconic Associates LLC, Taconic Capital Performance Partners LLC and each of the Taconic Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein. The address of each of these stockholders is 450 Park Avenue, 9th Floor, New York, New York 10022.
(15)	Includes 13,588 shares of common stock held by Fidelity Advisor Series I: Fidelity Advisor Balanced Fund; 274,853 shares of common stock held by Fidelity Puritan Trust: Fidelity Balanced Fund; 338,501 shares of common stock held by Fidelity Puritan Trust: Fidelity Puritan Fund; 110,800 shares of common stock held by Fidelity Securities Fund: Fidelity OTC Portfolio; 13,300 shares held by Fidelity Select Portfolios: Banking Portfolio; 387,988 shares of common stock held by Variable Insurance Products Fund II: Contrafund Portfolio; and 172,349 shares of common stock held by Fidelity Devonshire Trust: Fidelity Series All—Sector Equity Fund. All of the shares described in the preceding sentence are owned by an entity that is an investment company registered under Section 8 of the Investment Company Act of 1940 (the “Fund”) advised by Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Fund each has sole power to dispose of the securities owned by the Fund. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Class B voting common shares will be voted in accordance with the majority vote of Class B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund’s Boards of Trustees.
(16)	Includes 624,459 shares of Class A common stock held by Luxor Capital Partners Offshore Master Fund, LP; 143,539 shares of Class A common stock held by Luxor Wavefront, LP; 44,825 shares of Class A common stock held by OC 19 Master Fund, LP-LCG; and 403,941 shares of Class A common stock held by Luxor Capital Partners, LP (collectively, the “Luxor Funds”). Luxor Capital Group, LP (“LCG”) acts as the investment manager of the Luxor Funds and separately managed accounts that own the shares, and as investment manager LCG may exercise dispositive and voting authority over the shares. Luxor Management, LLC is the general partner of LCG. Mr. Christian Leone is the managing member of Luxor Management, LLC. LCG Holdings, LLC is the general partner or managing member of the Luxor Funds. Mr. Leone is the managing member of LCG Holdings, LLC.
(17)	Includes 388,275 shares of Class A common stock owned by Kensico Associates, L.P., 264,984 shares of Class A Common Stock owned by Kensico Partners, L.P., 343,697 shares of Class A common stock owned by Kensico Offshore Fund Master, Ltd. and 105,793 shares of Class A common stock owned by Kensico Offshore Fund II Master, Ltd (collectively, the “Kensico Funds”). Kensico Capital Management Corp. has control over the Kensico Funds. Thomas J. Coleman and Michael Lowenstein, as the stockholders of Kensico Capital Management Corp. have the power to exercise investment discretion over the shares owned by the Kensico Funds.
(18)	Includes 29,780 shares of Class A common stock owned by Farallon Capital (AM) Investors, L.P., 622,700 shares of Class A common stock owned by Farallon Capital Institutional Partners, L.P., 39,800 shares of Class A common stock owned by Farallon Capital Institutional Partners II, L.P., 642,720 shares of Class A common stock owned by Farallon Capital Offshore Investors II, L.P. and 657,500 shares of Class A common stock owned by Farallon Capital Partners, L.P. (collectively, the “Farallon Funds”). Farallon Partners, L.L.C. (“FPLLC”) is the general partner of each of the Farallon Funds. Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Michael G. Linn, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Thomas F. Steyer, John R. Warren and Mark C. Wehrly are managing members of FPLLC with the power to exercise investment and voting discretion.
(19)	Includes 542,498 shares of Class A common stock owned by Eminence Partners, L.P., 26,715 shares of Class A common stock owned by Eminence Partners II, L.P., 93,750 shares of Class A common stock owned by Eminence Partners Leveraged, L.P., 5,881 shares of Class A common stock owned by Eminence Partners Long, L.P., 771,328 shares of Class A common stock owned by Eminence Fund Master, Ltd. and 119,597 shares of Class A common stock owned by Eminence Fund Leveraged Master, Ltd. (all of the foregoing entities collectively, the “Eminence Funds”). Eminence Capital, LLC serves as the investment manager to each of the Eminence Funds and may be deemed to have voting and dispositive power over the shares of Class A common stock directly owned by the Eminence Funds. Eminence GP, LLC serves as general partner or manager to each of the Eminence Funds and may be deemed to have voting and dispositive power over the shares of Class A common stock directly owned by the Eminence Funds. Ricky C. Sandler is the managing member of each of Eminence Capital, LLC and Eminence GP, LLC and may be deemed to have voting and dispositive power with respect to the Shares of Common Stock directly owned by the Eminence Funds.
(20)	Includes shares of Class A and Class B common stock owned by Moore Macro Fund, LP, a Bahamian exempted Limited Partnership. Moore Capital Management, LP is the discretionary investment manager for Moore Macro Fund, LP. Louis M. Bacon controls the General Partners of Moore Macro Fund, LP and Moore Capital Management, LP and has the power to exercise voting or dispositive power over the shares owned by Moore Macro Fund, LP. Mr. Bacon may be deemed to be the beneficial owner of the aggregate shares held of record or beneficially owned by Moore Macro Fund, LP.
(21)

Includes 752,000 shares of Class A common stock owned by Wells Fargo Advantage Small Cap Value Fund; 11,400 shares of Class A common stock owned by Wells Fargo Advantage VT Small Cap Value Fund; 740,000 shares of Class A common stock owned by Wells Fargo Advantage Common Stock Fund; 29,900 shares of Class A common stock owned by SA/Wells Fargo Small Cap Value Fund; 76,400 shares of Class A common stock owned by Cisco Systems, Inc. 401(k) Plan (collectively, the “Wells Fargo Portfolios”). For each of the Wells Fargo Portfolios, Wells Capital Management, Inc. (“WellsCap”) has sole investment discretion. WellsCap also has sole investment discretion over the 106,300 shares of Class A common stock owned collectively by Cisco Systems, Inc. 401(k) Plan and SA/Wells Fargo Small Cap Value Fund.

Wells Fargo Funds Management, LLC (“WFFM”) has sole voting discretion over the 1,503,400 shares of Class A common stock owned by the three Wells Fargo Advantage Funds named above. WFFM and WellsCap are each indirect, wholly owned subsidiaries of Wells Fargo & Company.
(22)	Includes 317,959 shares of Class A common stock owned by Boathouse Row I, LP, 98,431 shares of Class A common stock owned by Boathouse Row II, LP, 722,053 shares of Class A common stock owned by Boathouse Row Offshore Ltd. and 178,047 shares of Class A common stock owned by Boathouse Row Offshore Regatta Ltd. (collectively, the “Philadelphia Financial Funds”). Philadelphia Financial Management of San Francisco LLC is the controlling entity of each of the Philadelphia Financial Funds. Jordan Hymowitz, Justin Hughes and Rachel Clarke of Philadelphia Financial Management of San Francisco LLC have the power to exercise investment discretion.
(23)	Includes 1,227,700 shares of Class A common stock owned by Litespeed Master Fund, Ltd. Litespeed Management LLC is investment manager to Litespeed Master Fund Ltd. Jamie Zimmerman is the sole owner of Litespeed Management LLC and has voting and dispositive power of the shares owned by Litespeed Master Fund, Ltd.
(24)	Includes 234,945 shares of Class A common stock owned by Minnesota Mining and Manufacturing Company (3M), 49,285 shares of Class A common stock owned by Emerson Electric Company, 75,535 shares of Class A common stock owned by GMI Investment Trust, 3,410 shares of Class A common stock owned by Greater Rochester Health Foundation, 6,035 shares of Class A common stock owned by Hagerstown Teamsters & Motor Carriers Pension, 15,905 shares of Class A common stock owned by Iron Workers District Council of New England, 24,715 shares of Class A common stock owned by Loyola University Endowment, 9,585 shares of Class A common stock owned by Loyola University Retirement, 16,115 shares of Class A common stock owned by Mason Tenders’ District Council Pension, 35,545 shares of Class A common stock owned by Producer-Writers Guild of America Pension Plan, 19,185 shares of Class A common stock owned by Richmond Fund, LLP (f. Univ. of Richmond), 40,025 shares of Class A common stock owned by Robeco Boston Partners All Cap Value Fund MF, 7,065 shares of Class A common stock owned by Rochester General Health System Employee Retirement, 2,985 shares of Class A common stock owned by Rochester General Hospital Master Investment Trust, 20,025 shares of Class A common stock owned by Savannah ILA, 6,545 shares of Class A common stock owned by Scott and White Memorial Hospital, 9,050 shares of Class A common stock owned by Sisters of St. Joseph Carondelet, 10,570 shares of Class A common stock owned by Steamfitters Pension Fund, 60,060 shares of Class A common stock owned by USC Endowment, 306,660 shares of Class A common stock owned by Verizon Premium Equity, 42,030 shares of Class A common stock owned by Verizon VEBA Premium Equity, 79,735 shares of Class A common stock owned by Robeco Boston Partners Long/Short Equity Fund, 16,265 shares of Class A common stock owned by Robeco Boston Partners Hedged Equity LP, 28,200 shares of Class A common stock owned by Opportunistic Value Fund, 22,245 shares of Class A common stock owned by Metal Trades Branch Local 638 Pension Fund, 4,955 shares of Class A common stock owned by GF Investments, 2,600 shares of Class A common stock owned by St. Joseph’s Healthcare Hamilton and 3,940 shares of Class A common stock owned by Women and Infants Indemnity, LTD. (collectively, the “Robeco Accounts”). Robeco Investment Management Inc. is the investment manager of the Robeco Accounts. William Butterly is Chief Compliance Officer of Robeco Investment Management Inc. with the power to exercise investment discretion.
(25)	Includes 992,634 shares of Class A common stock owned by FBR Capital Markets PT, Inc. and 154,110 shares of Class A common stock owned by FBR Capital Markets & Co., each of which is a subsidiary of FBR & Co.
(26)	Comprises the following shares of Class A common stock beneficially owned by the following entities (the “GLG Ore Hill Funds”), as to which GLG Ore Hill LLC (“GLG Ore Hill”) serves as investment adviser or sub-adviser and, as to which shares, GLG Ore Hill accordingly has or shares investment and/or voting discretion: (i) Ore Hill Hub Fund Ltd., 955,000 shares; (ii) PMT Credit Opportunities Fund Ltd., 73,500; (iii) Wilshire Institutional Master Fund II SPC, 57,000 shares on behalf of and for the account of Wilshire Ore Hill International Segregated Portfolio (collectively, the “GLG Ore Hill Funds”). GLG Ore Hill is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and disclaims beneficial ownership of the foregoing securities.
(27)	Includes 943,600 shares of Class A common stock owned by Double Black Diamond Offshore Ltd. and 56,400 shares of Class A common stock owned by Black Diamond Offshore Ltd. (collectively, the “Carlson Funds”). Carlson Capital L.P. is the investment manager of the Carlson Funds. Clint D. Carlson is the President of Carlson Capital L.P. and has the power to exercise investment discretion over the Carlson Funds.
(28)	Includes 871,150 shares of Class A common stock owned by Discovery Global Opportunity Master Fund and 33,250 shares of Class A common stock owned by Discovery Global Focus Master Fund. Discovery Capital Management LLC is investment manager for Discovery Global Opportunity Master Fund Discovery Global and Discovery Global Focus Master Fund. Also includes 45,600 shares of Class A common stock owned by Discovery Global Citizens Master Fund, LTD for which Discovery Global Citizens Capital Partners, LLC is investment manager. Robert K. Citrone is the principal of Discovery Capital Management LLC and Discovery Global Citizens Capital Partners, LLC with voting and dispositive power.
(29)	Steve Stancarone, as assistant vice president of Barclays Bank PLC, makes investment and voting decisions with respect to shares held by Barclays Bank PLC.
(30)	Includes 334,378 shares of Class A common stock owned by O’Connor Global Fundamental Market Neutral Long/Short Master Limited, 25,944 shares of Class A common stock owned by O’Connor Global Fundamental Market Neutral Long/Short (Levered) Master Limited and 494,678 shares of Class A common stock owned by O’Connor Global Multi-Strategy Alpha Master Limited (collectively, the “UBS O’Connor Funds”). Each of the UBS O’Connor Funds has ceded investment and voting control to UBS O’Connor LLC, the investment manager. UBS O’Connor LLC makes all of the investment and voting decisions. UBS O’Connor LLC is a wholly owned Subsidiary of UBS AG whose securities are traded on the New York Stock Exchange.
(31)

Includes 825,000 shares of Class A common stock (the “Subject Shares”) owned by D. E. Shaw Direct Capital Portfolios, L.L.C. (“Direct Capital Portfolios”). Direct Capital Portfolios will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares. D. E. Shaw & Co., L.P. (“DESCO LP”) as the managing member of D. E. Shaw Direct Capital, L.L.C. (“DESDC”), which in turn is the manager and investment adviser of Direct Capital Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Anne Dinning, Julius Gaudio, Lou Salkind, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Subject Shares on DESCO

LP’s behalf. As general partner of DESCO LP, D. E. Shaw & Co., Inc. (“DESCO Inc.”) may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESDC, or DESCO Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the Subject Shares. David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.
(32)	Finstocks Capital Management V, LLC is the general partner of FSCP V. Steven N. Stein and John M. Stein are the Chairman and Chief Executive Officer and President, respectively, of Finstocks Capital Management V, LLC with the power to exercise investment discretion.
(33)	Includes 200,000 shares of Class A common stock owned by Banc Fund VI L.P., 250,000 shares of Class A common stock owned by Banc Fund VII L.P. and 300,000 shares of Class A common stock owned by Banc Fund VIII L.P. (collectively, the “Banc Funds”). MidBanc VI L.P., MidBanc VII L.P. and MidBanc VIII L.P. (the “Banc Funds GPs”) are the respective general partners of the Banc Funds. The Banc Funds Company, L.L.C. is the general partner of each of the Banc Fund GPs. Charles J. Moore, Member, The Banc Funds Company, L.L.C., has controlling power to exercise investment discretion.
(34)	Greenlight Capital, Inc. (“Greenlight Inc.”) is the investment manager for Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore Partners and as such has voting and dispositive power over 277,787 Class A shares held by Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore Partners . Greenlight Capital, L.L.C. (“Greenlight L.L.C.”) is the sole general partner of Greenlight Capital, L.P. and Greenlight Capital Qualified, L.P., and as such has voting and dispositive power over the 13,708 Class A shares held by Greenlight Capital, L.P. and the 80,930 Class A shares held by Greenlight Capital Qualified, L.P. DME Advisors, LP (“DME Advisors”) is the investment manager for Greenlight Reinsurance, Ltd., and as such has voting and dispositive power over 49,583 Class A shares held by Greenlight Reinsurance, Ltd. DME Management GP, LLC (“DME Management GP”) is the sole general partner of Greenlight Capital (Gold), LP, and as such has voting and dispositive power over 40,343 Class A shares held by Greenlight Capital (Gold), LP. DME Capital Management, LP (“DME Management”) is the investment manager for Greenlight Capital (Gold), LP, and Greenlight Capital Offshore Master (Gold), Ltd., and as such has voting and dispositive power over 80,201 Class A shares held by Greenlight Capital (Gold), LP and Greenlight Capital Offshore Master (Gold), Ltd. DME Advisors GP, LLC (“DME GP”) is the general partner of DME Advisors and DME Management, and as such has voting and dispositive power over 129,784 Class A shares. David Einhorn is the principal of Greenlight Inc., Greenlight L.L.C., DME Advisors, DME Management GP, DME Management and DME GP, and as such has voting and dispositive power over 357,571 Class A shares held by them. Mr. Einhorn disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.
(35)	Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC, which may be deemed to beneficially own the securities held by QVT Fund LP. QVT Financial LP is the investment manager of QVT Fund LP and has the power to direct the vote and disposition of the securities held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of each of QVT Financial GP LLC and QVT Associates GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu. Each of Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu disclaims beneficial ownership of the securities held by QVT Fund LP.
(36)	Includes 31,252 shares of Class A common stock owned by Brandytrust Multi Strategy NGA LLC (“Brandy”); 8,904 shares of Class A common stock owned by Silvercrest Special Situations Fund LP - formerly known as MW Special Situations LP -(“Silvercrest”); 89,065 shares of Class A common stock owned by New Generation Limited Partnership; 223,730 shares of Class A common stock owned by New Generation Turnaround Fund (Bermuda) LP; and 22,007 shares of Class A common stock owned by Permal New Generation Turnaround Fund Ltd (“Permal” and all funds collectively, the “New Generation Funds”). New Generation Advisors LLC controls each of the New Generation Funds and has investment and voting power. George Putnam III, Carl E. Owens, Christopher M. McHugh, Johan Goedkoop, Frederick Baily Dent, R. Michael Henry, Michael Weiner and Darren L. Beals of New Generation Advisors LLC have investment and voting power of the shares owned by the New Generation Funds. In addition, Brandy Trust Multi-Strategy Partners L.P. shares control over Brandy, Silvercrest Investment II, LLC shares control over Silvercrest and Permal Group, Inc. shares control over Permal.
(37)	Includes 236,778 shares of Class A common stock over which Louis M. Bacon has investment and voting power.
(38)	Includes 227,177 shares of Class A common stock owned by MatlinPatterson Distressed Opportunities Master Account L.P., the registered holder of which shares is Goldman, Sachs & Co. MatlinPatterson Capital Management L.P. has voting and investment power with respect to the shares of Class A common stock owned by MatlinPatterson Distressed Opportunities Master Account L.P. MatlinPatterson Capital Management GP LLC is the general partner of MatlinPatterson Capital Management L.P. David J. Matlin and Mark R. Patterson each own a 50% interest in MatlinPatterson Capital Management GP LLC.
(39)	Includes 190,705 shares of Class A common stock owned by Odey European Inc. Odey Asset Management LLP is the investment manager for Odey European Inc. Crispin Odey, the controlling stockholder of Odey Asset Management LLP has the power to exercise voting and investment discretion.
(40)	Includes 82,123 shares of Class A common stock owned by North Star Partners, L.P. (“North Star”) and 91,895 shares of Class A common stock owned by North Star Partners II, L.P. (together with North Star, the “North Star Funds”). North Star Partners is the investment manager of the North Star Funds. NS Advisors, LLC is the General Partner of the North Star Funds. Andrew R. Jones is the Managing Member of the General Partner.
(41)	Includes shares of Class A common stock that are held by institutional investors advised by TimesSquare Capital Management, LLC (“TimesSquare”). TimesSquare is an investment adviser registered under the Investment Advisers Act of 1940 and, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The address of TimesSquare is 1177 Avenue of the Americas, 39th Floor, New York, NY 10036.
(42)	Solus Alternative Asset Management LP (“Solus”) is the investment manager for Solus Core Opportunities LP. Christopher Pucillo is the Chief Investment Officer of Solus. The selling stockholder entered into an investment advisory agreement with Solus whereby Solus is responsible for the investment of the selling stockholder’s assets.

(43)	Includes shares of Class A common stock owned by Mariner-Tricadia Credit Strategies Master Fund, Ltd., of which Tricadia Capital Management, LLC is the investment manager. Michael Barnes and Arif Inayatullah are principals of Tricadia Capital Management, LLC with the power to exercise investment discretion.
(44)	OCM FIE, LLC is the general partner of Opps NAFH Holdings, L.P. Emily Alexander and Brian Laibow are Authorized Signatories of OCM FIE, LLC. OCM FIE, LLC is controlled by Oaktree Opportunities Fund VIII Delaware, L.P., Oaktree Opportunities Fund VIII (Parallel 2), L.P. and Oaktree Huntington Investment Fund, L.P. The general partner of Oaktree Opportunities Fund VIII Delaware, L.P. is Oaktree Fund GP, LLC. The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P. The general partner of Oaktree Opportunities Fund VIII (Parallel 2), L.P. is Oaktree Opportunities Fund VIII GP, L.P. The general partner of Oaktree Opportunities Fund VIII GP, L.P. is Oaktree Opportunities Fund VIII GP Ltd. The sole shareholder of Oaktree Opportunities Fund VIII GP Ltd. is Oaktree Fund GP I, L.P. The general partner of Oaktree Huntington Investment Fund, L.P. is Oaktree Huntington Investment Fund GP, L.P. The general partner of Oaktree Huntington Investment Fund GP, L.P. is Oaktree Huntington Investment Fund GP Ltd. The sole shareholder of Oaktree Huntington Investment Fund GP Ltd. is Oaktree Fund GP I, L.P. The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P. The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC. The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. The manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any ordinary shares beneficially or of record owned by any of Oaktree Opportunities Fund VIII Delaware, L.P., Oaktree Opportunities Fund VIII (Parallel 2), L.P. and Oaktree Huntington Investment Fund, L.P. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(45)	Includes 177,454 shares of Class A common stock owned by EBS Opportunity Fund, L.P. (“EBSOF”) and 84,080 shares of Class A common stock owned by EBS Opportunity Fund II, L.P. (together with EBSOF, the EBS Funds”). Eubel, Brady & Suttman Asset Management is the investment manager of the EBS Funds. Ronald L. Eubel and Mark E. Brady are General Partners of Eubel, Brady & Suttman Asset Management with the power to exercise investment discretion.
(46)	Includes 150,000 shares of Class A common stock owned by Great American Life Insurance Company and 100,000 shares of Class A common stock owned by Great American Insurance Company (collectively, the “AFG Subsidiaries”). American Money Management Corporation (“AMMC”) shares with both AFG Subsidiaries voting and investment power over the shares of Class A common stock they own. AMMC and the AFG Subsidiaries are indirect, wholly-owned, subsidiaries of American Financial Group, Inc.
(47)	Whitebox Multi-Strategy Advisors, LLC is the general partner of Whitebox Multi-Strategy Partners, LP. Andrew J. Redleaf is the managing member of Whitebox Multi-Strategy Advisors, LLC with the power to exercise investment discretion.
(48)	Brian J. Stark and Michael A. Roth have voting and investment control over securities owned by Stark Master Fund Ltd., but Messrs. Stark and Roth disclaim beneficial ownership of such securities.
(49)	MIO Partners, Inc. has investment and voting power over the securities held by the selling stockholders. Timothy J.E. Church, President; Frank Goveia, Vice President—Finance and Chief Financial Officer; Casey Lipscomb, Vice President—Legal and Secretary; Todd Tibbetts, Vice President—Investments and Chief Investment Officer; Gunnar Pritsch, Chief Risk Officer and Chief Operating Officer; Tommy Cheung, Deputy Vice President—Finance and Controller; Ashish Batra, Treasurer, are officers of MIO Partners, Inc. with the power to exercise investment discretion.
(50)	Elbrook Holdings, LLC (“Elbrook”) is the Investment Manager of FSI Skyline Fund OC, Ltd. Steven N. Stein and John M. Stein are the Chairman & Chief Executive Officer and President, respectively, of Elbrook with the power to exercise investment discretion.
(51)	Includes 48,868 shares of Class A common stock owned by John C. Goff, 2,384 shares of Class A common stock owned by Goff Family LP over which Mr. Goff has investment and voting discretion, and 8,343 shares of Class A common stock owned by Kulik Partners LP over which Mr. Goff shares investment and voting discretion with Keith Ohnmeis. Mr. Ohnmeis is an employee of Pingora Partners LLC.
(52)	Includes 125,000 shares of Class A common stock held by J.P. Morgan Clearing Corp. as Custodian FBO Richard Jacinto II Roth IRA.
(53)	Management of Quintessence Fund L.P. is vested in its general partner, QVT Associates GP LLC, which may be deemed to beneficially own the securities held by Quintessence Fund L.P. QVT Financial LP is the investment manager of Quintessence Fund L.P. and has the power to direct the vote and disposition of the securities held by Quintessence Fund L.P. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of each of QVT Financial GP LLC and QVT Associates GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu. Each of Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu disclaims beneficial ownership of the securities held by Quintessence Fund L.P.
(54)	Mutual of America Capital Management is the investment advisor of Mutual of America Investment Corporation, Mutual of America Institutional Funds and the Mutual of America Life Insurance Co. Stephen Rich, Executive Vice President Mutual of America Capital Management has discretionary authority and investment power over the shares held by the selling stockholders.
(55)	Mr. Connolly served as the Company’s Chief Executive Officer from June 2009 through January 2010.
(56)	Mr. Fitzgerald served as our Chief Financial Officer from June 2009 through November 2011.
(57)	Raptor Capital Management LP has voting and investment power over the shares owned by The Raptor Evolution Fund LP. Raptor Evolution Fund GP, LLC is the general partner of Raptor Capital Management LP. Raptor Holdco GP, LLC is the managing member of Raptor Evolution Fund GP, LLC. Raptor Capital Management, Inc. is the managing member of Raptor Holdco GP, LLC. James J. Pallotta the officer of Raptor Capital Management, Inc. with the power to exercise investment discretion.
(58)	Michael Butt, Daniel Martineau and Philip Seers are the directors and Heather Gray and Summit Trust International SA are the officers of Said Holdings Limited with the power to exercise investment discretion.
(59)	Includes 16,250 shares held by the Maureen S. Connolly Revocable Trust of which Maureen S. Connolly is trustee. The selling stockholder is the spouse of a former executive officer of the Company.

(60)	Mr. Nickoll is the Chief Investment Officer of GLG Ore Hill and, as such, may be deemed to have or share investment and/or voting discretion with respect to the shares of Class A common stock beneficially owned by the GLG Ore Hill Fund. Mr. Nickoll disclaims such beneficial ownership.
(61)	Van Burden Advisors, LLC is the managing member of Van Buren Eikos Fund, LLC. Chris Dardanes, Alexander Pasman and John Kiple are the members of Van Buren Advisors, LLC with the power to exercise investment discretion.
(62)	The selling stockholder is an employee of William Blair & Co.
(63)	Frederick Wahl is the Head of Research of GLG Ore Hill and, as such, may be deemed to have or share investment and/or voting discretion with respect to the shares of Class A common stock beneficially owned by the GLG Ore Hill Funds. Mr. Wahl disclaims such beneficial ownership.
(64)	Konrad Ackermann is the director of Alpha Capital Anstalt with voting and investment power over the shares owned by Alpha Capital Anstalt.
(65)	The selling stockholder is an employee of Morgan Stanley & Co.
(66)	Marshall E. Stearns and Amanda W. Stearns are co-trustees of the Stearns Family Trust 2001 with the power to exercise investment and voting discretion over shares beneficially owned by such trust. Mr. Stearns is a Managing Director of GLG Ore Hill.
(67)	Gary J. Frohman, Alan W. Steinberg and Thomas M. Yehle are the general partners of the Alan W. Steinberg Limited Partnership with the power to exercise investment discretion.
(68)	Mr. Farner is an employee of Morgan Stanley & Co.
(69)	Mr. Watson is a Senior Analyst of GLG Ore Hill.
(70)	Grace M. Lovret is the Managing Director and Treasurer of Euram International, Inc. having full power to exercise investment discretion.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of the amended and restated certificate of incorporation and by-laws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Our certificate of incorporation authorizes us to issue 200,000,000 shares of Class A common stock, $0.01 par value per share, 200,000,000 shares of Class B non-voting common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

Class A Common Stock and Class B Non-Voting Common Stock

As of the date of this prospectus there are 46,827,200 shares of Class A common stock and 5,904,039 shares of Class B non-voting common stock outstanding.

Our certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock will be treated equally and identically.

Voting Power. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of Class A common stock will be entitled to one vote per share on matters to be voted on by stockholders. Holders of Class B non-voting common stock have no voting power, and have no right to participate in any meeting of stockholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely affect the rights of the Class B non-voting common stock with respect to the modification of the terms of the securities or dissolution will require the approval of the Class B non-voting common stock voting separately as a class. Except as otherwise provided by law, our certificate of incorporation or our bylaws or in respect of the election of directors, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.

Conversion of Class B Non-Voting Common Stock. Each share of Class B non-voting common stock is convertible into a share of Class A common stock at the option of the holder, provided, however, that each share of Class B non-voting common stock is not convertible in the hands of the initial holder and is only convertible at the time it is transferred to a third party unaffiliated with such initial holder, subject to the transfer restrictions described in the next sentence, if and only to the extent such conversion would not, after giving effect to such conversion, cause the transferee (together with such transferee’s related persons and any persons with which such transferee is acting in concert) to own, control or have the power to vote shares of Class A common stock in excess of the ownership limit described below. Shares of Class B non-voting common stock may only be transferred through one or more of the following alternatives: (1) to an affiliate of a holder or to the Company, (2) in a widely dispersed public offering, (3) in a private sale in which no purchaser would acquire Class A common stock and/or Class B non-voting common stock in an amount that, after the conversion of such Class B non-voting common stock into Class A common stock, is (or represents) 2% or more of a class of our voting securities or (4) to a purchaser acquiring majority control of the Company notwithstanding such transfer.

Dividends. Holders of Class A common stock and Class B non-voting common stock are equally entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Class A common stock or Class B non-voting common stock unless the shares of Class A common stock and Class B non-voting common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of Common Stock, shares of Class B non-voting common stock shall only be entitled to receive shares of Class B non-voting common stock and shares of Class A common stock shall only be entitled to receive shares of Class A common stock.

Liquidation Distribution. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of our Class A common stock and Class B non-voting common stock are entitled to receive an equal amount per share of all the assets of the Company of whatever kind available for distribution to holders of Class A common stock and Class B non-voting common stock, after the rights of the holders of the preferred stock have been satisfied.

Board of Directors. Each member of our board of directors is elected annually and serves for a one-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Preemptive or Other Rights. Our stockholders have no conversion, preemptive or other subscription rights (other than the right of holders of shares of Class B non-voting common stock to convert such shares into shares of Class A common stock as described in “—Conversion of Class B Non-Voting Common Stock” above) and there are no sinking fund or redemption provisions applicable to the Common Stock.

No Action by Written Consent. Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Preferred Stock

No shares of preferred stock are currently outstanding. Our certificate of incorporation authorizes our board of directors to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Warrants

In connection with the agreement by several of our largest shareholders to be bound by the FDIC Policy Statement, we issued warrants to purchase common stock to such investors. The warrants are exercisable for 10 years from the date of issuance and have an exercise price of $20.00 per share. We issued (1) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC (an investment advisory client of Wellington Management Company, LLP) on October 20, 2009, (2) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC on March 23, 2010, (3) a warrant to purchase 250,750 shares of common stock to Paulson Master Recovery Fund LTD on March 15, 2010, and (4) a warrant to purchase 42,000 shares of common stock to Elliott Associates, L.P. and a warrant to purchase 63,000 shares of common stock to a wholly owned subsidiary of Elliott International, L.P. on September 30, 2010.

FDIC Value Appreciation Instrument

In connection with each of our three FDIC-assisted acquisitions, we issued a value appreciation instrument to the FDIC with respect to 100,000 units for a total of up to 300,000 units (of which 100,000 are to be settled in cash only). Each unit is equivalent to one share of common stock. The value appreciation instrument provides for a payment to the FDIC, as determined below, in the event that we achieve certain valuation levels following an IPO or sale.

The value appreciation instruments become exercisable upon notice by the Company to the FDIC, which notice must be given within five days after the consummation of a public float event or a sale event. The value appreciation instruments remain exercisable until their expiration dates, which are the earlier of (1) the first anniversary of the public float or the closing of a sale event or (2) two years following the issuance of the instrument (October 22, 2012 in the case of the value appreciation instrument issued in the Hillcrest Bank acquisition, July 22, 2013 in the case of the value appreciation instrument issued in the Bank of Choice acquisition and October 21, 2013 in the case of the value appreciation instrument issued in the Community Banks of Colorado Bank acquisition). A public float event occurs when the Company’s public float increases to more than $50 million for 30 consecutive trading days by means of an IPO or appreciation of market price. A sale event refers to any business combination in which the Company is designated as the selling entity or a sale of all or substantially all of the Company’s assets. This offering will constitute a public float event.

With respect to the instrument issued in our acquisition of Hillcrest Bank, during the exercise period, the FDIC will be entitled to exercise the value appreciation instrument and receive a cash payment equal to the product of (1) the number of units with respect to which the FDIC exercises the value appreciation instrument and (2) the difference between the exercise price of $18.65 and (i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit.

With respect to the instruments issued in our acquisitions of Bank of Choice and Community Banks of Colorado, during the exercise period, the FDIC will be entitled to exercise the value appreciation instrument and receive a payment in either cash or shares of our common stock. If cash is elected by the FDIC, we must pay cash in an amount equal to the product of (1) the number of units with respect to which the FDIC exercises the value appreciation instrument and (2) the difference between the exercise price ($17.95 in the case of the value appreciation instrument issued in the Bank of Choice acquisition and $18.93 in the case of the value appreciation instrument issued in the Community Banks of Colorado acquisition) and (i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit. If common stock is elected by the FDIC, we must deliver a number of shares of our common stock equal to (1) the number of units with respect to which the FDIC exercises the value appreciation instrument, multiplied by (2) the difference between the exercise price ($17.95 in the case of the value appreciation instrument issued in the Bank of Choice acquisition and $18.93 in the case of the value appreciation instrument issued in the Community Banks of Colorado acquisition) and (i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit, divided by (3)(i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit.

In the event that neither a public float event nor a sale event occurs by the expiration date of one of our value appreciation instruments or if the FDIC does not exercise the value appreciation instrument, on the expiration date we will pay the FDIC a cash fee equal to the product of (1) the number of unexercised units and (2) the difference between (x) the product of the Company’s tangible common equity per share as of the then most recently completed quarter and the prevailing average price to tangible book multiple of the components underlying the Nasdaq Bank Index as of such date and (y) the exercise price.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, by our Chief Executive Officer or by a majority vote of our entire board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Stockholder-Initiated Bylaw Amendments

Our bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of the Class A common stock. Additionally, our certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors by a majority vote.

Authorized but Unissued Shares

Our authorized but unissued shares of Class A common stock, Class B non-voting common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law

We have not opted out of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for breach of their duty of loyalty to us or our stockholders, acts or omissions not in good faith or which include intentional misconduct or knowing violation of law, unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or any transaction from which the director derives an improper personal benefit.

We have entered into indemnification agreements with our officers and directors pursuant to which they are indemnified as described above and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined such officer or director is not entitled to indemnification for such costs and expenses.

Renunciation of Certain Corporate Opportunities

Our certificate of incorporation provides that the Company renounces any interest or expectancy in certain acquisition opportunities that our officers or directors become aware of in connection with their service to other entities to which they have a fiduciary or contractual obligation; provided that the Company does not renounce any interest or expectancy it may have in any opportunity that is offered to our officer or directors if such opportunity is expressly offered to officers or directors in writing solely in his or her capacity as an officer or director of the Company.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for the common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary does not address any U.S. federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences, nor does it address any tax considerations to persons other than non-U.S. holders.

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or a non-U.S. corporation treated as such;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States, provided that the non-U.S. holder timely files a U.S. federal income tax return. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our Class A common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. stockholders and/or U.S. accountholders. Such payments would include U.S. source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S. source dividends. The Internal Revenue Service has released preliminary guidance indicating that this withholding tax will not be imposed with respect to payments made prior to January 1, 2014.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. In connection with our October 2009 private placement, we entered into a Registration Rights Agreement with the selling stockholders, pursuant to which we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved, provided that in compliance with FINRA guidelines the maximum compensation to any underwriter, broker-dealer or agent in connection with any sale of Common Stock by a selling stockholder pursuant to this Prospectus will not exceed 8% of the total offering price of the Common Stock by the selling stockholder.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above (under “Selling Stockholders”) are deemed to be underwriters. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•

through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

Our shares of Class A common stock recently began trading on the New York Stock Exchange under the symbol “NBHC”.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Under the terms of existing lock-up agreements, after giving effect to the sale of shares of our common stock by selling stockholders in our initial public offering, existing holders of approximately 12.3 million shares of our common stock, including all of our officers and directors, may not sell such shares until 180 days after September 19, 2012, the date of the prospectus for our initial public offering; existing holders of approximately 17.7 million shares of our common stock may not sell such shares until 120 days after September 19, 2012, the date of the prospectus for our initial public offering; existing holders of approximately 15.0 million shares of our common stock that were issued in our 2009 private placement and not otherwise locked up under an agreement with the underwriters may not sell such shares until 60 days following September 19, 2012, the effectiveness of the registration statement related to our initial public offering; and existing holders of approximately 0.1 million shares of our common stock not otherwise locked up as described above may not sell such shares until 90 days following September 19, 2012, the effectiveness of the registration statement related to our initial public offering. Each of these time periods is subject to waiver and/or extension in the manner described in the sections noted above, except that the 90-day period is subject to waiver by FBR Capital Markets & Co in accordance with the lock-up agreements entered into in connection with our 2009 private offering.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock in this offering.

LEGAL MATTERS

The validity of the Class A common stock and other certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

The consolidated financial statements of National Bank Holdings Corporation and subsidiaries as of and for the years ended December 31, 2011 and 2010, and for the period from June 16, 2009 (date of inception) through December 31, 2009 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The statement of assets acquired and liabilities assumed of Bank Midwest, N.A. (now known as NBH Bank, N.A., a wholly owned subsidiary of National Bank Holdings Corporation) as of December 10, 2010, the statement of assets acquired and liabilities assumed of Hillcrest Bank, N.A. (a wholly owned subsidiary of National Bank Holdings Corporation) as of October 22, 2010, the statement of assets acquired and liabilities assumed of Bank of Choice (acquired by Bank Midwest, N.A. a wholly owned subsidiary of National Bank Holdings Corporation) as of July 22, 2011 and the statement of assets acquired and liabilities assumed of Community Banks of Colorado (acquired by Bank Midwest, N.A. a wholly owned subsidiary of National Bank Holdings Corporation) as of October 21, 2011 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1800-SEC-0330. In addition, the SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an internet site at www.nationalbankholdings.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

National Bank Holdings Corporation and Subsidiaries — Consolidated Financial Statements as of and for the Six Months Ended June 30, 2012 and 2011	F-3

Consolidated Statements of Financial Condition as of June 30, 2012 (Unaudited) and December 31, 2011	F-3

Consolidated Statements of Operations (Unaudited) For the Three and Six Months ended June 30, 2012 and 2011	F-4

Consolidated Statements of Comprehensive Income (Unaudited) For the Three and Six Months ended June 30, 2012 and 2011	F-5

Consolidated Statements of Cash Flows (Unaudited) For the Six Months ended June 30, 2012 and 2011	F-6

Consolidated Statements of Stockholders’ Equity (Unaudited) For the Six Months ended June 30, 2012	F-7

Notes to Consolidated Financial Statements	F-8

National Bank Holdings Corporation and Subsidiaries — Consolidated Financial Statements as of and for the Years Ended December 31, 2011 and December 31, 2010 and as of and for the period from June 16, 2009 to December 31, 2009, and Report of Independent Registered Public Accounting Firm

F-51

Report of Independent Registered Public Accounting Firm	F-51

Consolidated Statements of Financial Condition December 31, 2011 and 2010	F-52

Consolidated Statements of Operations For the Years ended December 31, 2011 and 2010 and For the Period from June 16, 2009 (Date of Inception) through December 31, 2009	F-53

Consolidated Statements of Cash Flows For the Years ended December 31, 2011 and 2010 and For the Period from June 16, 2009 to December 31, 2009	F-54

Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income For the Years ended December 31, 2011 and 2010 and For the Period from June 16, 2009 (Date of Inception) through December 31, 2009

F-55

Notes to Consolidated Financial Statements	F-56

Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank as of October 22, 2010, and Report of Independent Registered Public Accounting Firm	F-113

Report of Independent Registered Public Accounting Firm	F-113

Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank, N.A. (a wholly owned subsidiary of National Bank Holdings Corporation) as of October 22, 2010	F-114

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank (a wholly owned subsidiary of National Bank Holdings Corporation) as of October 22, 2010	F-115

Statement of Assets Acquired and Liabilities Assumed of Bank Midwest, N.A. as of December 10, 2010, and Report of Independent Registered Public Accounting Firm	F-124

Report of Independent Registered Public Accounting Firm	F-124

Statement of Assets Acquired and Liabilities Assumed of Bank Midwest, N.A. (a wholly owned subsidiary of National Bank Holdings Corporation) as of December 10, 2010	F-125

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest, N.A. (a wholly owned subsidiary of National Bank Holdings Corporation) as of December 10, 2010	F-126

Statement of Assets Acquired and Liabilities Assumed of Bank of Choice as of July 22, 2011, and Report of Independent Registered Public Accounting Firm	F-133

Report of Independent Registered Public Accounting Firm	F-133

Statement of Assets Acquired and Liabilities Assumed of Bank of Choice (a wholly owned subsidiary of National Bank Holdings Corporation) as of July 22, 2011	F-134

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank of Choice (a wholly owned subsidiary of National Bank Holdings Corporation) as of July 22, 2011	F-135

Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado as of October 21, 2011, and Report of Independent Registered Public Accounting Firm	F-144

Report of Independent Registered Public Accounting Firm	F-144

Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado (a wholly owned subsidiary of National Bank Holdings Corporation) as of October 21, 2011	F-145

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado (a wholly owned subsidiary of National Bank Holdings Corporation) as of October 21, 2011	F-146

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition (Unaudited)

June 30, 2012 and December 31, 2011

(In thousands, except share and per share data)

	June 30, 2012	December 31, 2011
ASSETS
Cash and due from banks	$74,671	$93,862
Due from Federal Reserve Bank of Kansas City	519,625	1,421,734
Federal funds sold and interest bearing bank deposits	110,290	112,541

Cash and cash equivalents	704,586	1,628,137

Investment securities available-for-sale	1,803,843	1,862,699
Investment securities held-to-maturity (fair value of $713,130 and $6,829 at June 30, 2012 and December 31, 2011, respectively)	707,110	6,801
Non-marketable securities	33,076	29,117

Loans receivable, net — covered	767,683	952,715
Loans receivable, net — non-covered	1,216,391	1,321,336
Allowance for loan losses	(17,294)	(11,527)

Loans, net	1,966,780	2,262,524

Federal Deposit Insurance Corporation (“FDIC”) indemnification asset, net	148,527	223,402
Other real estate owned	137,712	120,636
Premises and equipment, net	116,908	87,315
Goodwill	59,630	59,630
Intangible assets, net	30,255	32,923
Other assets	80,648	38,842

Total assets	$5,789,075	$6,352,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Non-interest bearing demand deposits	$633,936	$678,735
Interest bearing demand deposits	527,363	537,160
Savings and money market	1,181,749	1,062,562
Time deposits	2,186,501	2,784,596

Total deposits	4,529,549	5,063,053

Securities sold under agreements to repurchase	57,508	47,597
Due to FDIC	32,810	67,972
Other liabilities	72,467	84,675

Total liabilities	4,692,334	5,263,297

Stockholders’ equity:
Common Stock, par value $0.01 per share:
400,000,000 shares authorized and 52,191,239 and 52,157,697 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	522	522
Additional paid in capital	998,963	994,705
Retained earnings	50,825	46,480
Accumulated other comprehensive income, net of tax	46,431	47,022

Total stockholders’ equity	1,096,741	1,088,729

Total liabilities and stockholders’ equity	$5,789,075	$6,352,026

See accompanying notes to the unaudited consolidated interim financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

Three and Six Months ended June 30, 2012 and 2011

(In thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest and dividend income:
Interest and fees on loans	$42,594	$27,605	$89,185	$55,545
Interest and dividends on investment securities	16,454	16,014	31,560	28,496
Dividends on non-marketable securities	384	252	765	504
Interest on interest-bearing bank deposits	413	415	1,225	1,108

Total interest and dividend income	59,845	44,286	122,735	85,653

Interest expense:
Interest on deposits	7,900	9,821	17,503	20,893
Interest on borrowings	32	24	61	41

Total interest expense	7,932	9,845	17,564	20,934

Net interest income before provision for loan losses	51,913	34,441	105,171	64,719
Provision for loan losses	12,226	8,791	20,062	12,686

Net interest income after provision for loan losses	39,687	25,650	85,109	52,033

Non-interest income:
FDIC loss sharing income	1,430	1,924	1,442	6,399
Service charges	4,691	3,700	9,067	7,463
Bank card fees	2,020	1,759	4,321	3,540
Gain on sales of mortgages, net	294	357	603	461
Gain on sale of securities, net	—	158	674	192
Gain on recoveries of previously charged-off acquired loans	257	27	1,790	47
Other non-interest income	1,357	1,548	2,422	1,991

Total non-interest income	10,049	9,473	20,319	20,093

Non-interest expense:
Salaries and employee benefits	22,631	15,944	45,044	30,017
Occupancy and equipment	4,740	2,427	9,277	5,260
Professional fees	3,357	1,944	6,248	4,271
Telecommunications and data processing	3,488	2,634	7,219	4,921
Marketing and business development	1,612	918	2,530	1,743
Other real estate owned expenses	63	1,515	8,684	4,453
Problem loan expenses	2,726	871	4,437	2,025
Intangible asset amortization	1,331	978	2,667	1,957
FDIC deposit insurance	1,161	1,449	2,512	2,440
ATM/debit card expenses	1,223	777	1,998	1,393
Acquisition related costs	15	339	870	474
Loss (gain) from change in fair value of warrant liability	(589)	791	137	791
Other non-interest expense	3,543	1,708	6,651	3,403

Total non-interest expense	45,301	32,295	98,274	63,148

Income before income taxes	4,435	2,828	7,154	8,978
Income tax expense	1,733	1,143	2,809	3,220

Net income	$2,702	$1,685	$4,345	$5,758

Income per share — basic	$0.05	$0.03	$0.08	$0.11
Income per share — diluted	$0.05	$0.03	$0.08	$0.11

Weighted average number of common shares outstanding:
Basic	52,191,239	51,936,280	52,184,051	51,936,280
Diluted	52,319,170	52,228,053	52,311,348	52,235,566

See accompanying notes to the unaudited consolidated interim financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Unaudited)

Three and Six Months ended June 30, 2012 and 2011

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net Income	$2,702	$1,685	$4,345	$5,758
Other comprehensive income (loss), net of tax:
Securities available for sale:
Net unrealized (losses) gains arising during the period, net of tax of $1,549 and $14,321 for the three months ended June 30, 2012 and 2011, respectively; and net of $847 and $11,824 for the six months ended June 30, 2012 and 2011, respectively	2,488	22,751	1,733	17,571
Reclassification adjustment for net securities gains included in net income, net of tax expense of $0 and $62 for the three months ended June 30, 2012 and 2011, respectively; and net of tax expense of $263 and $75 for the six months ended June 30, 2012 and 2011, respectively	—	(96)	(411)	(117)
Reclassification adjustment for net unrealized holding gains on securities transferred between available for sale to held to maturity	—	—	(38,870)	—

	2,488	22,655	(37,548)	17,454
Net unrealized holding gains on securities transferred between available for sale to held to maturity:
Net unrealized holding gains on securities transferred	38,870	—	38,870	—
Less: amortization of net unrealized holding gains to income	(1,913)	—	(1,913)	—

	36,957	—	36,957	—
Other comprehensive income (loss)	575	22,655	(591)	17,454

Comprehensive income	$3,277	$24,340	$3,754	$23,212

See accompanying notes to the unaudited consolidated interim financial statements

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

Six Months ended June 30, 2012 and 2011

(In thousands)

	For the six months ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$4,345	$5,758
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	20,062	12,686
Depreciation and amortization	5,596	2,456
Gain on sale of securities, net	(674)	(192)
Deferred income tax (benefit) expense	(2,965)	2,561
Discount accretion, net of premium amortization	2,375	410
Loan accretion	(66,135)	(31,255)
Amortization (accretion) of indemnification asset	6,333	(3,739)
(Gains) losses on the sale of other real estate owned, net	(4,040)	561
Impairment on other real estate owned	7,213	—
Stock-based compensation	4,258	8,623
Decrease in due to FDIC, net	(33,981)	(1,243)
Decrease in other assets	(1,261)	(25,351)
Increase (decrease) in other liabilities	(26,349)	5,434

Net cash used in operating activities	(85,223)	(23,291)

Cash flows from investing activities:
Purchase of FHLB of Des Moines stock	(4,018)	—
Sale of FHLB of Topeka stock	—	1,000
Purchase of FRB stock	59	—
Sale of FRB stock	—	—
Sales of investment securities available-for-sale	20,794	115,966
Maturities of investment securities available-for-sale	273,643	61,088
Purchase and settlement of investment securities	(938,515)	(1,460,214)
Net decrease in loans	303,567	197,584
Purchase of premises and equipment	(33,831)	(16,855)
Proceeds from sales of other real estate owned	35,851	11,443
Decrease in FDIC Indemnification asset	27,586	10,474

Net cash used in investing activities	(314,864)	(1,079,514)

Cash flows from financing activities:
Net decrease in deposits	(533,504)	(1,495)
Increase in repurchase agreements	9,911	5,372
FDIC Clawback liability	129	1,478

Net cash (used in) provided by financing activities	(523,464)	5,355

Decrease in cash and cash equivalents	(923,551)	(1,097,450)
Cash and cash equivalents at beginning of the period	1,628,137	1,907,730

Cash and cash equivalents at end of period	$704,586	$810,280

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$22,048	$24,323
Cash paid during the year for taxes	$20,441	$13,904

Supplemental schedule of noncash investing activities:
Loans transferred to other real estate owned at fair value	$56,100	29,426
FDIC indemnification asset claims transferred to other assets	$40,956	$—
Available-for-sale investment securities transferred to investment securities held-to-maturity	$715,193	$—

See accompanying notes to the unaudited consolidated interim financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Unaudited)

Six Months ended June 30, 2012 and 2011

(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income, net	Total
Balance, December 31, 2011	$522	$994,705	$46,480	$47,022	$1,088,729

Stock based compensation	—	4,258	—	—	4,258
Net income	—	—	4,345	—	4,345
Other comprehensive income (loss)	—	—	—	(591)	(591)

Balance, June 30, 2012	$522	$998,963	$50,825	$46,431	$1,096,741

See accompanying notes to the unaudited consolidated interim financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Note 1 Basis of Presentation

National Bank Holdings Corporation, formerly known as NBH Holdings Corp., (the “Company”) is a bank holding company that was incorporated in the State of Delaware in June 2009 with the intent to acquire and operate community banking franchises and other complementary businesses in targeted markets. The accompanying unaudited consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Bank Midwest, N.A., which was acquired by the Company on December 10, 2010 (now NBH Bank, N.A.), Bank of Choice, which was acquired by Bank Midwest, N.A. on July 22, 2011, Community Banks of Colorado, which was acquired by Bank Midwest, N.A. on October 21, 2011, and Hillcrest Bank, N.A., which was acquired by the Company on October 22, 2010 and merged into Bank Midwest, N.A. in the fourth quarter of 2011 (collectively, the “Banks”). The results of operations of the Banks are included from the respective dates of the acquisitions (October 22, 2010 for Hillcrest Bank, N.A., December 10, 2010 for Bank Midwest, N.A., July 22, 2011 for Bank of Choice, and October 21, 2011 for Community Banks of Colorado), and as such, the operating results for the three or six months ended June 30, 2011 do not reflect any operations for Bank of Choice or Community Banks of Colorado. The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and where applicable, with general practices in the banking industry or guidelines prescribed by bank regulatory agencies. The unaudited consolidated interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results presented. All such adjustments are of a normal recurring nature. All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ending December 31, 2011. Certain reclassifications of prior years’ amounts are made whenever necessary to conform to current period presentation. Operating results for the three and six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The Company’s significant accounting policies followed in the preparation of the consolidated financial statements are disclosed in Note 2 of the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2011. GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from covered assets, the valuation of the FDIC indemnification asset and clawback liability, the valuation of other real estate owned, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the deferred tax assets, the evaluation of investment securities for other-than-temporary impairment, the fair values of financial instruments, the allowance for loan losses (“ALL”), and contingent liabilities. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”), the Company qualifies as an emerging growth company and can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the SEC. The Company has elected to opt out of such extended transition period, which election is irrevocable.

The Company is still evaluating the JOBS Act and may take advantage of some or all of the reduced regulatory and reporting requirements that will be available so long as the Company qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Note 2 Investment Securities

During the six months ended June 30, 2012, the Company re-evaluated the securities classified as available-for-sale and identified securities that the Company intends to hold until maturity. As a result, the Company transferred residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies with a collective fair value of $754.1 million from an available-for-sale classification to the held-to-maturity classification. The $754.1 million of securities transferred to held-to-maturity included $38.9 million of unrealized gains, net. As a result of the change in intent, the transferred securities were transferred to held-to-maturity at their fair value on the date of the transfer. The unrealized net gain continues to reside in “Accumulated other comprehensive income, net of tax” in the Company’s unaudited consolidated statement of financial condition and will be accreted into interest income over the remaining life of the securities. This accretion is simultaneously offset by the amortization of the discount that was recorded to the investment securities balance at the time of the transfer, which represents the fair value adjustment, resulting in no impact to earnings.

Available-for-sale

Available-for-sale investment securities are summarized as follows as of the dates indicated (in thousands):

	June 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$300	$—	$—	$300
Asset backed securities	92,690	43	—	92,733
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	774,372	18,013	(1)	792,384
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	896,097	22,161	(251)	918,007
Other securities	419	—	—	419

Total	$1,763,878	$40,217	$(252)	$1,803,843

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$3,300	$—	$—	$3,300
U.S. Government sponsored agency obligations	3,009	1	—	3,010
Asset backed securities
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	1,139,058	52,480	(1)	1,191,537
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	620,122	23,503	—	643,625
Other MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	20,123	685	—	20,808
Other securities	419	—	—	419

Total	$1,786,031	$76,669	$(1)	$1,862,699

At June 30, 2012 and December 31, 2011, mortgage-backed securities represented 94.8% and 99.6%, respectively, of the Company’s available-for-sale investment portfolio and all mortgage-backed securities were backed by government sponsored enterprises (“GSE”) collateral such as Federal Home Loan Mortgage Corporation (“FHLMC”) and Federal National Mortgage Association (“FNMA”), and the government sponsored agency Government National Mortgage Association (“GNMA”).

The table below summarizes the unrealized losses as of the dates shown, along with the length of the impairment period (in thousands):

	June 30, 2012
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	$29	$(1)	$—	$—	$29	$(1)
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored enterprises	90,287	(251)	—	—	90,287	(251)

Total	$90,316	$(252)	$—	$—	$90,316	$(252)

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	December 31, 2011
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	$20	$(1)	$—	$—	$20	$(1)

Total	$20	$(1)	$—	$—	$20	$(1)

Management evaluated all of the securities in an unrealized loss position and concluded that no other than temporary impairment (“OTTI”) existed at June 30, 2012 or December 31, 2011. The Company had no intention to sell these securities before recovery of their amortized cost and believed it will not be required to sell the securities before the recovery of their amortized cost.

The Company pledges certain securities as collateral for public deposits, securities sold under agreements to repurchase and to secure borrowing capacity at the Federal Reserve Bank, if needed. The fair value of available-for-sale investment securities pledged as collateral totaled $82.6 million at June 30, 2012 and $198.6 million December 31, 2011. The decrease of pledged available-for-sale investment securities was primarily attributable to the transfer of a significant amount of pledged securities from available-for-sale to held-to-maturity. Investment securities may also be pledged as collateral should the Company utilize its line of credit at the FHLB of Des Moines; however, no investment securities were pledged for this purpose at June 30, 2012 or December 31, 2011.

The table below summarizes the contractual maturities of our available-for-sale investment portfolio as of June 30, 2012 (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$300	$300
Due after one year through five years	92,694	92,737
Due after five years through ten years	294,010	296,469
Due after ten years	1,376,454	1,413,918
Other securities	419	419

Total investment securities available-for-sale	$1,763,877	$1,803,843

Actual maturities of mortgage-backed securities may differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments. The estimated weighted average life of the available-for-sale mortgage-backed securities portfolio as of June 30, 2012 was 3.9 years and 3.4 years as of December 31, 2011. This estimate is based on assumptions and actual results may differ.

The Company’s U.S. Treasury securities have contractual maturities of less than one year. Other securities of $0.4 million have no stated contractual maturity date.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Held-to-maturity

At June 30, 2012 and December 31, 2011 the Company held $707.1 million and $6.8 million of held-to-maturity investment securities, respectively. The increase was attributable to the transfer of securities with a fair value of $754.1 million from an available-for-sale classification to the held-to-maturity classification during the first quarter of 2012. Held-to-maturity investment securities are summarized as follows as of the dates indicated (in thousands):

	June 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	$707,110	$6,021	$—	$713,130

Total investment securities held-to-maturity	$707,110	$6,021	$—	$713,130

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored enterprises	$6,801	$28	$—	$6,829

Total investment securities held-to-maturity	$6,801	$28	$—	$6,829

The table below summarizes the contractual maturities of our held-to-maturity investment portfolio at June 30, 2012 (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	707,110	713,130

Total investment securities held-to-maturity	$707,110	$713,130

The carrying value of held-to-maturity investment securities pledged as collateral totaled $160.2 million at June 30, 2012. At December 31, 2011, none of the $6.8 million of held-to-maturity investment securities were pledged as collateral. Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments. The estimated weighted average expected life of the held-to-maturity mortgage-backed securities portfolio as of June 30, 2012 was 3.9 years and 6.4 years as of December 31, 2011. This estimate is based on assumptions and actual results may differ.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Note 3 Non-marketable Securities

Non-marketable securities include Federal Reserve Bank stock and FHLB stock. At June 30, 2012, the Company held $25.0 million of Federal Reserve Bank stock, $7.5 million of FHLB Des Moines stock, and $0.6 million of FHLB San Francisco stock, for regulatory or debt facility purposes. December 31, 2011 the Company held $25.0 million of Federal Reserve Bank stock, $3.5 million of FHLB Des Moines stock, and $0.6 million of FHLB San Francisco stock.

This stock is restricted and is carried at cost, less any other than temporary impairment. There have been no identified events or changes in circumstances that may have an adverse effect on the investments carried at cost.

Note 4 Loans

The loan portfolio is comprised of loans that were acquired in connection with the Company’s acquisitions of Bank of Choice and Community Banks of Colorado in 2011, Hillcrest Bank and Bank Midwest in 2010, and new loans originated by the Company. The majority of the loans acquired in the Hillcrest Bank and Community Banks of Colorado transactions are covered by loss sharing agreements with the FDIC, and covered loans are presented separately from non-covered loans due to the FDIC loss sharing agreements associated with these loans.

Covered loans comprised 38.7% of the total loan portfolio at June 30, 2012, compared to 41.9% of the total loan portfolio at December 31, 2011. The table below shows the loan portfolio composition and the amounts of loans that are accounted for in accordance with ASC Topic 310-30 (in thousands):

	June 30, 2012
	Covered loans			Non-covered loans
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310-30	Non ASC 310-30	Total non-covered loans	Total loans	% of Total
Commercial	$100,037	$68,386	$168,423	$17,675	$97,666	$115,341	$283,764	14.3%
Commercial real estate	504,929	8,905	513,834	201,742	250,340	452,082	965,916	48.7%
Agriculture	46,567	16,759	63,326	12,572	71,145	83,717	147,043	7.4%
Residential real estate	20,046	2,049	22,095	123,386	380,058	503,444	525,539	26.5%
Consumer	5	—	5	33,473	28,334	61,807	61,812	3.1%

Total	$671,584	$96,099	$767,683	$388,848	$827,543	$1,216,391	$1,984,074	100.0%

	December 31, 2011
	Covered loans			Non-covered loans
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310-30	Non ASC 310-30	Total non-covered loans	Total loans	% of Total
Commercial	$123,108	$79,044	$202,152	$31,482	$139,297	$170,779	$372,931	16.4%
Commercial real estate	626,089	15,939	642,028	243,297	267,153	510,450	1,152,478	50.6%
Agriculture	56,839	28,535	85,374	13,989	52,040	66,029	151,403	6.7%
Residential real estate	21,043	2,111	23,154	147,239	352,492	499,731	522,885	23.0%
Consumer	7	—	7	44,616	29,731	74,347	74,354	3.3%

Total	$827,086	$125,629	$952,715	$480,623	$840,713	$1,321,336	$2,274,051	100.0%

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Covered Loans

The following tables summarize the carrying value of all covered loans by segment as of June 30, 2012 and December 31, 2011, net of deferred discounts on loans excluded from ASC Topic 310-30, fees and costs of $7.3 million and $13.1 million, respectively (in thousands):

	June 30, 2012
	ASC 310-30	Non ASC 310-30	Total covered loans
Commercial:
Commercial and industrial	$100,037	$63,723	$163,760
Leases	—	4,663	4,663

Total commercial	100,037	68,386	168,423
Commercial real estate:
Commercial construction	83,314	16	83,330
Commercial real estate	175,920	3,738	179,658
Land and development	197,373	3,591	200,964
Multifamily	48,322	1,560	49,882

Total commercial real estate	504,929	8,905	513,834
Agriculture	46,567	16,759	63,326
Residential real estate	20,046	2,049	22,095
Consumer	5	—	5

Total covered loans	$671,584	$96,099	$767,683

	December 31, 2011
	ASC 310-30	Non ASC 310-30	Total covered loans
Commercial:
Commercial and industrial	$123,108	$73,183	$196,291
Leases	—	5,861	5,861

Total commercial	123,108	79,044	202,152
Commercial real estate:
Commercial construction	112,331	20	112,351
Commercial real estate	219,176	4,141	223,317
Land and development	246,520	10,226	256,746
Multifamily	48,062	1,552	49,614

Total commercial real estate	626,089	15,939	642,028
Agriculture	56,839	28,535	85,374
Residential real estate	21,043	2,111	23,154
Consumer	7	—	7

Total covered loans	$827,086	$125,629	$952,715

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. Loans accounted for under ASC Topic 310-30 were not classified as non-performing assets at the respective acquisition

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

dates, June 30, 2012 or December 31, 2011 as the carrying value of the respective loans or pools of loans cash flows were considered estimatable and probable of collection. Therefore, interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows, was recognized on all acquired loans accounted for under ASC Topic 310-30.

Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are considered to be performing and are included in loans 90 days or more past due and still accruing. At June 30, 2012 and December 31, 2011, $4.1 million and $13.1 million, respectively, of covered loans accounted for outside the scope of ASC Topic 310-30 were on non-accrual. Loan delinquency for covered loans is shown in the following tables at June 30, 2012 and December 31, 2011, respectively, (in thousands):

	Covered Loans June 30, 2012
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non- accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$—	$—	$862	$862	$4,407	$5,269	$—	$862
Manufacturing	—	—	—	—	316	316	—	—
Transportation/warehousing	—	—	—	—	219	219	—	—
Finance and insurance	—	—	—	—	2,494	2,494	—	—
Oil & gas	—	—	—	—	—	—	—	—
Lease	73	132	—	205	4,458	4,663	—	33
All other commercial and industrial	6,645	595	151	7,371	48,034	55,425	—	1,475

Total commercial	6,718	727	1,013	8,458	59,928	68,386	—	2,370

Commercial real estate
1-4 family construction	—	—	—	—	—	—	—	—
1-4 family acquisition/development	—	—	—	—	3,591	3,591	—	—
Commercial construction	—	—	—	—	16	16	—	—
Commercial acquisition/development	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	1,560	1,560	—	—
Owner-occupied	—	—	1,188	1,188	913	2,101	—	1,265
Non owner-occupied	—	—	—	—	1,637	1,637	—	—

Total commercial real estate	—	—	1,188	1,188	7,717	8,905	—	1,265

Agriculture	76	32	—	108	16,651	16,759	—	—

Residential real estate
Sr lien 1-4 family closed end	—	—	—	—	1,716	1,716	—	433
Jr lien 1-4 family closed end	—	—	—	—	—	—	—	—
Sr lien 1-4 family open end	—	—	—	—	61	61	—	—
Jr lien 1-4 family open end	—	—	—	—	272	272	—	—

Total residential real estate	—	—	—	—	2,049	2,049	—	433

Total covered loans excluded from ASC Topic 310-30	6,794	759	2,201	9,754	86,345	96,099	—	4,068

Loans accounted for under ASC 310-30
Commercial	3,685	2,717	10,953	17,355	82,682	100,037	10,953	—
Commercial Real Estate	7,328	16,164	69,546	93,038	411,891	504,929	69,546	—
Agriculture	94	20	5,143	5,257	41,310	46,567	5,143	—
Residential Real Estate	2,369	1,207	744	4,320	15,726	20,046	744	—
Consumer	—	—	—	—	5	5	—	—

Total covered loans accounted for under ASC 310-30 loans	13,476	20,108	86,386	119,970	551,614	671,584	86,386	—

Total covered loans	$20,270	$20,867	$88,587	$129,724	$637,959	$767,683	$86,386	$4,068

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	Covered Loans December 31, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non- accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$319	$—	$1,069	$1,388	$4,043	$5,431	$—	$1,069
Manufacturing	50	—	—	50	270	320	—	—
Transportation/warehousing	—	—	—	—	500	500	—	—
Finance and insurance	—	—	167	167	2,730	2,897	—	167
Oil & gas	—	—	—	—	241	241	—	—
Lease	1,940	108	100	2,148	3,713	5,861	60	40
All other commercial and industrial	674	2,760	2,990	6,424	57,370	63,794	118	3,338

Total commercial	2,983	2,868	4,326	10,177	68,867	79,044	178	4,614

Commercial real estate
1-4 family construction	—	—	—	—	—	—	—	—
1-4 family acquisition/development	—	—	7,009	7,009	3,217	10,226	—	7,009
Commercial construction	—	—	—	—	20	20	—	—
Commercial acquisition/development	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	1,552	1,552	—	—
Owner-occupied	789	149	1,099	2,037	496	2,533	149	1,038
Non owner-occupied	—	—	—	—	1,608	1,608	—	—

Total commercial real estate	789	149	8,108	9,046	6,893	15,939	149	8,047

Agriculture	133	—	—	133	28,402	28,535	—	—

Residential real estate
Sr lien 1-4 family closed end	—	—	—	—	1,762	1,762	—	460
Jr lien 1-4 family closed end	—	—	—	—	—	—	—	—
Sr lien 1-4 family open end	—	—	—	—	87	87	—	—
Jr lien 1-4 family open end	—	—	—	—	262	262	—	—

Total residential real estate	—	—	—	—	2,111	2,111	—	460

Consumer
Secured	—	—	—	—	—	—	—	—
Unsecured	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—	—	—

Total consumer	—	—	—	—	—	—	—	—

Total covered loans excluded from ASC 310-30	3,905	3,017	12,434	19,356	106,273	125,629	327	13,121

Loans accounted for under ASC 310-30
Commercial	9,027	1,763	10,183	20,973	102,135	123,108	10,183	—
Commercial Real Estate	13,114	19,320	98,746	131,180	494,909	626,089	98,746	—
Agriculture	157	4,967	439	5,563	51,276	56,839	439	—
Residential Real Estate	—	—	287	287	20,756	21,043	287	—
Consumer	—	—	—	—	7	7	—	—

Total covered loans accounted for under ASC 310-30	22,298	26,050	109,655	158,003	669,083	827,086	109,655	—

Total covered loans	$26,203	$29,067	$122,089	$177,359	$775,356	$952,715	$109,982	$13,121

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Credit exposure for all covered loans as determined by the Company’s internal risk rating system was as follows as of June 30, 2012 and December 31, 2011, respectively (in thousands):

	Covered Loans June 30, 2012
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$202	$—	$5,067	$—	$5,269
Manufacturing	236	80	—	—	316
Transportation/warehousing	147	72	—	—	219
Finance and insurance	1,003	—	1,491	—	2,494
Oil & gas	—	—	—	—	—
Lease	4,630	—	33	—	4,663
All other commercial and industrial	16,795	14,646	23,570	414	55,425

Total commercial	23,013	14,798	30,161	414	68,386

Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	359	64	3,168	—	3,591
Commercial construction	16	—	—	—	16
Commercial acquisition/development	—	—	—	—	—
Multifamily	1,560	—	—	—	1,560
Owner-occupied	803	—	1,298	—	2,101
Non owner-occupied	399	273	965	—	1,637

Total commercial real estate	3,137	337	5,431	—	8,905

Agriculture	14,524	1,134	1,101	—	16,759

Residential real estate					—
Sr lien 1-4 family closed end	159	—	1,557	—	1,716
Jr lien 1-4 family closed end	—	—	—	—	—
Sr lien 1-4 family open end	61	—	—	—	61
Jr lien 1-4 family open end	262	10	—	—	272

Total residential real estate	482	10	1,557	—	2,049

Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	—	—	—	—	—

Total covered loans excluded from ASC 310-30	41,156	16,279	38,250	414	96,099

Loans accounted for under ASC 310-30
Commercial	36,287	7,622	48,116	8,012	100,037
Commercial Real Estate	99,194	99,697	247,163	58,875	504,929
Agriculture	34,973	3,080	8,514	—	46,567
Residential Real Estate	10,865	—	9,181	—	20,046
Consumer	5	—	—	—	5

Total covered loans accounted for under ASC 310-30	181,324	110,399	312,974	66,887	671,584

Total covered loans	$222,480	$126,678	$351,224	$67,301	$767,683

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	Covered Loans December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$286	$—	$5,145	$—	$5,431
Manufacturing	270	50	—	—	320
Transportation/warehousing	323	177	—	—	500
Finance and insurance	869	—	2,028	—	2,897
Oil & gas	112	—	129	—	241
Lease	5,821	—	40	—	5,861
All other commercial and industrial	18,571	13,160	29,213	2,850	63,794

Total commercial	26,252	13,387	36,555	2,850	79,044

Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	262	—	4,497	5,467	10,226
Commercial construction	20	—	—	—	20
Commercial acquisition/development	—	—	—	—	—
Multifamily	1,552	—	—	—	1,552
Owner-occupied	740	755	1,038	—	2,533
Non owner-occupied	728	76	804	—	1,608

Total commercial real estate	3,302	831	6,339	5,467	15,939

Agriculture	25,393	977	2,165	—	28,535

Residential real estate
Sr lien 1-4 family closed end	162	—	1,600	—	1,762
Jr lien 1-4 family closed end	—	—	—	—	—
Sr lien 1-4 family open end	87	—	—	—	87
Jr lien 1-4 family open end	252	10	—	—	262

Total residential real estate	501	10	1,600	—	2,111

Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	—	—	—	—	—

Total covered loans excluded from ASC 310-30	$55,448	$15,205	$46,659	$8,317	$125,629

Loans accounted for under ASC 310-30
Commercial	37,886	11,491	62,859	10,872	123,108
Commercial Real Estate	133,513	145,387	276,052	71,137	626,089
Agriculture	43,891	3,090	9,858	—	56,839
Residential Real Estate	12,116	63	8,864	—	21,043
Consumer	7	—	—	—	7

Total covered loans accounted for under ASC 310-30	227,413	160,031	357,633	82,009	827,086

Total covered loans	$282,861	$175,236	$404,292	$90,326	$952,715

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Non-covered loans

The following tables summarize the carrying value of all acquired non-covered loans by segment as of June 30, 2012 and December 31, 2011, net of deferred discounts on loans excluded from ASC Topic 310-30, fees and costs of $20.9 and $28.4 million, respectively (in thousands):

	June 30, 2012
	ASC 310-30	Non ASCTopic 310-30	Total non-covered loans
Commercial:
Commercial and industrial	$17,675	$95,544	$113,219
Leases	—	2,122	2,122

Total commercial	17,675	97,666	115,341
Commercial real estate:
Commercial construction	46,732	202	46,934
Commercial real estate	155,010	208,847	363,857
Land and development	—	25,610	25,610
Multifamily	—	15,681	15,681

Total commercial real estate	201,742	250,340	452,082
Agriculture	12,572	71,145	83,717
Residential real estate	123,386	380,058	503,444
Consumer	33,473	28,334	61,807

Total non-covered loans	$388,848	$827,543	$1,216,391

	December 31, 2011
	ASC 310-30	Non ASC 310-30	Total non-covered loans
Commercial:
Commercial and industrial	$31,482	$136,765	$168,247
Leases	—	2,532	2,532

Total commercial	31,482	139,297	170,779
Commercial real estate:
Commercial construction	62,749	—	62,749
Commercial real estate	180,548	216,464	397,012
Land and development	—	31,568	31,568
Multifamily	—	19,121	19,121

Total commercial real estate	243,297	267,153	510,450
Agriculture	13,989	52,040	66 029
Residential real estate	147,239	352,492	499,731
Consumer	44,616	29,731	74,347

Total non-covered loans	$480,623	$840,713	$1,321,336

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

The following tables reflect the carrying value and loan delinquency of non-covered loans at June 30, 2012 and December 31, 2011 (in thousands). Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing.

	Non-Covered Loans June 30, 2012
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non-accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$350	$—	$—	$350	$12,981	$13,331	$—	$617
Manufacturing	35	—	33	68	6,130	6,198	—	33
Transportation/warehousing	—	—	—	—	14,299	14,299	—	—
Finance and insurance	194	—	—	194	14,014	14,208	—	(1)
Oil & gas	—	—	75	75	6,836	6,911	—	75
Lease	—	—	—	—	2,122	2,122	—	—
All other commercial and industrial	797	—	352	1,149	39,448	40,597	94	334

Total commercial	1,376	—	460	1,836	95,830	97,666	94	1,058

Commercial real estate
1-4 family construction	—	—	—	—	2,747	2,747	—	—
1-4 family acquisition/development	—	—	173	173	12,116	12,289	—	285
Commercial construction	—	—	—	—	202	202	—	—
Commercial acquisition/development	—	—	—	—	10,574	10,574	—	—
Multifamily	—	—	191	191	15,490	15,681	—	191
Owner-occupied	345	159	73	577	49,745	50,322	—	587
Non owner-occupied	845	1,140	7,287	9,272	149,253	158,525	—	11,561

Total commercial real estate	1,190	1,299	7,724	10,213	240,127	250,340	—	12,624

Agriculture	137	—	13	150	70,995	71,145	—	40

Residential real estate
Sr lien 1-4 family closed end	974	645	490	2,109	269,434	271,543	40	1,714
Jr lien 1-4 family closed end	140	19	89	248	5,179	5,427	—	89
Sr lien 1-4 family open end	206	99	429	734	57,598	58,332	202	225
Jr lien 1-4 family open end	233	47	81	361	44,395	44,756	—	134

Total residential real estate	1,553	810	1,089	3,452	376,606	380,058	242	2,162

Consumer
Secured	45	297	7	349	20,326	20,675	—	6
Unsecured	9	2	—	11	2,031	2,042	—	1
Credit card	97	8	9	114	3,629	3,743	9	—
Overdrafts	—	—	—	—	1,874	1,874	—	—

Total consumer	151	307	16	474	27,860	28,334	9	7

Total non-covered loans excluded from ASC Topic 310-30	4,407	2,416	9,302	16,125	811,418	827,543	345	15,891

Loans accounted for under ASC 310-30
Commercial	1,062	2,582	948	4,592	13,083	17,675	948	—
Commercial Real Estate	3,200	3,962	37,758	44,920	156,822	201,742	37,758	—
Agriculture	245	—	627	872	11,700	12,572	627	—
Residential Real Estate	2,763	310	23,856	26,929	96,457	123,386	23,856	—
Consumer	470	682	411	1,563	31,910	33,473	411	—

Total non-covered loans accounted for under ASC 310-30	7,740	7,536	63,600	78,876	309,972	388,848	63,600	—

Total non-covered loans	$12,147	$9,952	$72,902	$95,001	$1,121,390	$1,216,391	$63,945	$15,891

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	Non-Covered Loans December 31, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still	Non- accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$681	$—	$—	$681	$24,660	$25,341	$—	$—
Manufacturing	—	33	—	33	7,162	7,195	—	46
Transportation/warehousing	—	—	—	—	11,501	11,501	—	—
Finance and insurance	238	—	—	238	15,888	16,126	—	512
Oil & gas	—	—	—	—	20,510	20,510	—	—
Lease	—	—	—	—	2,532	2,532	—	—
All other commercial and industrial	3,552	434	10	3,996	52,096	56,092	—	202

Total commercial loans	4,471	467	10	4,948	134,349	139,297	—	760
Commercial real estate
1-4 family construction	—	—	—	—	2,757	2,757	—	—
1-4 family acquisition/development	—	—	37	37	13,302	13,339	—	92
Commercial construction	—	—	—	—	—	—	—	—
Commercial acquisition/development	—	2,246	4,862	7,108	8,364	15,472	—	4,862
Multifamily	—	195	—	195	18,926	19,121	—	195
Owner-occupied	2,948	—	—	2,948	42,940	45,888	—	758
Non owner-occupied	2,418	1,234	—	3,652	166,924	170,576	—	16,053

Total commercial real estate	5,366	3,675	4,899	13,940	253,213	267,153	—	21,960

Agriculture	234	31	29	294	51,746	52,040	—	29

Residential real estate
Sr lien 1-4 family closed end	791	79	668	1,538	238,035	239,573	—	1,571
Jr lien 1-4 family closed end	1,364	—	5	1,369	3,650	5,019	—	5
Sr lien 1-4 family open end	377	258	339	974	59,640	60,614	290	50
Jr lien 1-4 family open end	193	63	200	456	46,830	47,286	—	273

Total residential real estate	2,725	400	1,212	4,337	348,155	352,492	290	1,899

Consumer
Secured	389	4	—	393	17,935	18,328	—	—
Unsecured	12	1	—	13	2,701	2,714	—	1
Credit card	36	21	35	92	6,967	7,059	35	—
Overdrafts	—	—	—	—	1,630	1,630	—	—

Total consumer	437	26	35	498	29,233	29,731	35	1

Total non-covered loans excluded from ASC 310-30	13,233	4,599	6,185	24,017	816,696	840,713	325	24,649

Loans accounted under ASC 310-30
Commercial	1,176	60	1,334	2,570	28,912	31,482	1,334	—
Commercial Real Estate	4,486	630	38,269	43,385	199,912	243,297	38,269	—
Agriculture	419	—	772	1,191	12,798	13,989	772	—
Residential Real Estate	4,109	3,727	23,863	31,699	115,540	147,239	23,862	—
Consumer	432	249	478	1,159	43,457	44,616	478	—

Total non-covered loans accounted for under ASC 310-30	10,622	4,666	64,716	80,004	400,619	480,623	64,715	—

Total non-covered loans	$23,855	$9,265	$70,901	$104,021	$1,217,315	$1,321,336	$65,040	$24,649

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Credit exposure for all non-covered loans as determined by the Company’s internal risk rating system was as follows as of June 30, 2012 and December 31, 2011, respectively (in thousands):

	Non-Covered Loans June 30, 2012
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$12,459	$40	$832	$—	$13,331
Manufacturing	6,161	4	33	—	6,198
Transportation/warehousing	14,094	—	205	—	14,299
Finance and insurance	14,209	—	(1)	—	14,208
Oil & gas	6,827	9	75	—	6,911
Lease	1,181	—	941	—	2,122
All other commercial and industrial	26,019	4,247	10,331	—	40,597

Total commercial	80,950	4,300	12,416	—	97,666

Commercial real estate
1-4 family construction	2,747	—	—	—	2,747
1-4 family acquisition/development	6,632	—	5,657	—	12,289
Commercial construction	202	—	—	—	202
Commercial acquisition/development	2,411	—	8,163	—	10,574
Multifamily	10,570	3,935	1,176	—	15,681
Owner-occupied	40,215	2,522	7,585	—	50,322
Non owner-occupied	96,483	44,779	17,263	—	158,525

Total commercial real estate	159,260	51,236	39,844	—	250,340

Agriculture	68,092	1,636	1,417	—	71,145

Residential real estate					—
Sr lien 1-4 family closed end	267,156	331	4,056	—	271,543
Jr lien 1-4 family closed end	4,222	656	549	—	5,427
Sr lien 1-4 family open end	54,784	1,766	1,757	25	58,332
Jr lien 1-4 family open end	42,867	539	1,319	31	44,756

Total residential real estate	369,029	3,292	7,681	56	380,058

Consumer
Secured	20,660	—	15	—	20,675
Unsecured	2,039	—	3	—	2,042
Credit card	3,743	—	—	—	3,743
Overdrafts	1,874	—	—	—	1,874

Total consumer	28,316	—	18	—	28,334

Total non-covered loans excluded from ASC 310-30	705,647	60,464	61,376	56	827,543

Loans accounted for under ASC 310-30
Commercial	7,986	2,525	7,164	—	17,675
Commercial Real Estate	68,572	30,891	101,336	943	201,742
Agriculture	3,491	2,525	6,556	—	12,572
Residential Real Estate	66,163	5,699	51,049	475	123,386
Consumer	30,395	2,113	965	—	33,473

Total non-covered loans accounted for under ASC 310-30	176,607	43,753	167,070	1,418	388,848

Total non-covered loans	$882,254	$104,217	$228,446	$1,474	$1,216,391

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	Non-Covered Loans December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$24,038	$—	$622	$681	$25,341
Manufacturing	7,116	—	79	—	7,195
Transportation/warehousing	11,234	—	267	—	11,501
Finance and insurance	13,853	4	2,269	—	16,126
Oil & gas	20,510	—	—	—	20,510
Lease	1,519	—	1,013	—	2,532
All other commercial and industrial	36,330	7,360	12,402	—	56,092

Total commercial	114,600	7,364	16,652	681	139,297

Commercial real estate
1-4 family construction	2,757	—	—	—	2,757
1-4 family acquisition/development	7,952	389	4,998	—	13,339
Commercial construction	—	—	—	—	—
Commercial acquisition/development	2,447	7,555	5,470	—	15,472
Multifamily	16,884	1,046	1,191	—	19,121
Owner-occupied	34,611	3,438	7,839	—	45,888
Non owner-occupied	105,744	36,891	27,941	—	170,576

Total commercial real estate	170,395	49,319	47,439	—	267,153

Agriculture	48,116	2,421	1,503	—	52,040

Residential real estate
Sr lien 1-4 family closed end	234,983	1,477	3,113	—	239,573
Jr lien 1-4 family closed end	4,840	127	52	—	5,019
Sr lien 1-4 family open end	57,853	2,153	608	—	60,614
Jr lien 1-4 family open end	45,000	637	1,649	—	47,286

Total residential real estate	342,676	4,394	5,422	—	352,492
Consumer
Secured	18,146	172	10	—	18,328
Unsecured	2,713	—	1	—	2,714
Credit card	7,059	—	—	—	7,059
Overdrafts	1,630	—	—	—	1,630

Total consumer	29,548	172	11	—	29,731

Total non-covered loans excluded from ASC 310-30	705,335	63,670	71,027	681	840,713

Loans accounted for under ASC 310-30
Commercial	19,464	5,491	6,455	72	31,482
Commercial Real Estate	83,447	53,950	103,779	2,121	243,297
Agriculture	4,315	7,311	2,363	—	13,989
Residential Real Estate	78,795	14,986	53,458	—	147,239
Consumer	41,705	1,773	1,138	—	44,616

Total non-covered loans accounted for under ASC 310-30	227,726	83,511	167,193	2,193	480,623

Total non-covered loans	$933,061	$147,181	$238,220	$2,874	$1,321,336

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Impaired loans

Loans are considered to be impaired when it is probable that the Company will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Included in impaired loans are loans on non-accrual status and troubled debt restructurings (“TDR’s”) described below. If a specific allowance is warranted based on the borrower’s overall financial condition, the specific allowance is calculated based on discounted cash flows using the loan’s initial contractual effective interest rate or the fair value of the collateral less selling costs for collateral dependent loans. Inclusive of TDR’s, the Company’s unpaid principal balance of impaired loans was $62.4 million and $74.7 million at June 30, 2012 and December 31, 2011, respectively.

At June 30, 2012, the Company’s unpaid principal balance and recorded investment of impaired loans was $62.4 million and $49.9 million, respectively. Of these impaired loans, 33 were within the commercial real estate segment, with an unpaid principal balance of $34.4 million and a recorded investment of $32.5 million. Twenty-seven of these commercial real estate loans, with a recorded investment of $30.2 million and an unpaid principal balance of $32.1 million were not covered by the FDIC loss sharing agreement, compared to six loans with a recorded investment of $2.2 million and an unpaid principal balance of $2.3 million that were covered by the FDIC loss sharing agreement. The commercial loan segment had a total of 44 loans, 28 of which were not covered by the FDIC loss sharing agreement with an unpaid principal balance and recorded investment of $8.8 million and $8.4 million, respectively. The 16 commercial loans that were covered by the FDIC loss sharing agreement had an unpaid principal balance and recorded investment of $13.8 million and $4.0 million, respectively. The residential real estate loan segment held 57 impaired loans, with an unpaid principal balance of $5.3 million and a recorded investment of $4.9 million. Of these 57 loans, two were covered by the FDIC loss sharing agreement with an unpaid principal balance and recorded investment of $1.6 million and $1.6 million, respectively, leaving 55 loans not covered by the FDIC loss sharing agreement with an unpaid principal balance of $3.7 million and a recorded investment of $3.3 million.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

These loans had a collective related allowance for loan losses allocated to them of $1.9 million at June 30, 2012. The table below shows additional information regarding impaired loans at June 30, 2012 (in thousands):

	Impaired Loans June 30, 2012
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial
Wholesale	$3,846	$1,694	$—	$2,039	$—
Manufacturing	33	33	—	33	—
Transportation/warehousing	205	205	—	210	3
Finance and insurance	—	—	—	—	—
All other commercial and industrial	16,539	8,488	—	10,325	88

Total commercial	20,623	10,420	—	12,607	91

Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	5,907	5,657	—	5,655	150
Commercial construction	—	—	—	—	—
Commercial acquisition/development	8,542	8,163	—	8,163	16
Multifamily	198	191	—	191	—
Owner-occupied	5,336	5,042	—	5,111	37
Non-owner occupied	10,273	9,387	—	9,748	16

Total commercial real estate	30,256	28,440	—	28,868	219
Agriculture	43	40	—	42	—

Total agriculture	43	40	—	42	—

Residential real estate
Sr. lien 1-4 Family closed end	2,615	2,502	—	2,564	3
Jr. lien 1-4 family closed end	145	125	—	131	—
Sr. lien 1-4 family open end	778	579	—	579	1
Jr. lien 1-4 family open end	140	134	—	136	—

Total residential real estate	3,678	3,340	—	3,410	4

Consumer
Secured	15	15	—	15	—
Unsecured	1	1	—	1	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	16	16	—	16	—

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Impaired Loans June 30, 2012
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Average recorded investment	Interest income recognized

With a related allowance recorded:
Commercial
Wholesale	—	—	—	—	—
Manufacturing	—	—	—	—	—
Transportation/warehousing	—	—	—	—	—
Finance and insurance	—	—	—	—	—
All other commercial and industrial	2,013	2,011	1,165	2,052	10

Total commercial	2,013	2,011	1,165	2,052	10

Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	—	—	—	—	—
Commercial construction	—	—	—	—	—
Commercial acquisition/development	—	—	—	—	—
Multifamily	—	—	—	—	—
Owner-occupied	372	358	137	358	—
Non-owner occupied	3,818	3,678	181	3,702	6

Total commercial real estate	4,190	4,036	318	4,060	6
Agriculture	—	—	—	—	—

Total agriculture	—	—	—	—	—

Residential real estate
Sr. lien 1-4 Family closed end	1,574	1,557	410	1,580	29
Jr. lien 1-4 family closed end	—	—	—	—	—
Sr. lien 1-4 family open end	—	—	—	—	—
Jr. lien 1-4 family open end	—	—	—	—	—

Total residential real estate	1,574	1,557	410	1,580	29

Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total Consumer	—	—	—	—	—

Total impaired loans	$62,393	$49,860	$1,893	$52,635	$359

At December 31, 2011, the Company’s unpaid principal balance and recorded investment of impaired loans was $74.7 million and $50.1 million, respectively. Of these impaired loans, 26 were within the commercial real estate segment, with an unpaid principal balance of $58.2 million and a recorded investment of $41.1 million. Twenty-one of these commercial real estate loans, with a recorded investment of $32.9 million and an unpaid principal balance of $34.9 million were not covered by the FDIC loss sharing agreement, compared to five loans with a recorded investment of $8.2 million and an unpaid principal balance of $23.3 million that were covered by the FDIC loss sharing agreement. The commercial loan segment had a total of 20 loans, ten of which were not covered by the FDIC loss sharing agreement with an unpaid principal balance and recorded investment of

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

$.8 million and $.8 million, respectively. The 10 commercial loans that were covered by the FDIC loss sharing agreement had an unpaid principal balance and recorded investment of $11.9 million and $4.6 million, respectively. The residential real estate loan segment held 43 impaired loans, with an unpaid principal balance of $3.9 million and a recorded investment of $3.6 million. Of these 43 loans, three were covered by the FDIC loss sharing agreement with an unpaid principal balance and recorded investment of $1.7 million and $1.7 million, respectively, leaving 40 loans not covered by the FDIC loss sharing agreement with an unpaid principal balance of $2.2 million and a recorded investment of $1.9 million.

These loans had a collective related allowance for loan losses allocated to them of $0.8 million at December 31, 2011. The table below shows additional information regarding impaired loans at December 31, 2011 (in thousands):

	Impaired Loans December 31, 2011
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial
Wholesale	$3,205	$1,069	$—	$2,137	$—
Manufacturing	48	46	—	46	—
Transportation/warehousing	—	—	—	—	—
Finance and insurance	1,412	679	—	1,044	—
All other commercial and industrial	8,008	3,580	—	5,793	—

Total commercial	12,673	5,374	—	9,020	—
Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	27,205	12,007	—	19,484	24
Commercial construction	—	—	—	—	—
Commercial acquisition/development	5,717	5,470	—	5,579	3
Multifamily	203	195	—	199	—
Owner-occupied	2,856	2,678	—	2,746	6
Non-owner occupied	9,963	9,335	—	9,397	17

Total commercial real estate	45,944	29,685	—	37,405	50
Agriculture	30	29	—	30	—

Total agriculture	30	29	—	30	—
Residential real estate
Sr. lien 1-4 Family closed end	2,756	2,712	—	2,730	5
Jr. lien 1-4 family closed end	5	5	—	5	—
Sr. lien 1-4 family open end	89	50	—	70	—
Jr. lien 1-4 family open end	468	273	—	371	—

Total residential real estate	3,318	3,040	—	3,176	5
Consumer
Secured	—	—	—	—	—
Unsecured	1	1	—	1	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	1	1	—	1	—

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Impaired Loans December 31, 2011
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Average recorded investment	Interest income recognized
With an allowance recorded:
Commercial
Wholesale	$—	$—	$—	$—	$—
Manufacturing	—	—	—	—	—
Transportation/warehousing	—	—	—	—	—
Finance and insurance	—	—	—	—	—
All other commercial and industrial	—	—	—	—	—

Total commercial	—	—	—	—	—
Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	—	—	—	—	—
Commercial construction	—	—	—	—	—
Commercial acquisition/development	—	—	—	—	—
Multifamily	—	—	—	—	—
Owner-occupied	—	—	—	—	—
Non-owner occupied	12,304	11,508	608	11,508	—

Total commercial real estate	12,304	11,508	608	11,508	—
Agriculture	—	—	—	—	—

Total agriculture	—	—	—	—	—
Residential real estate
Sr. lien 1-4 Family closed end	—	—	—	—	—
Jr. lien 1-4 family closed end	—	—	—	—	—
Sr. lien 1-4 family open end	460	460	174	460	—
Jr. lien 1-4 family open end	—	—	—	—	—

Total residential real estate	460	460	174	460	—
Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total Consumer	—	—	—	—	—
Total impaired loans	$74,730	$50,098	$782	$61,600	$55

Troubled debt restructurings

It is the Company’s policy to review each prospective credit in order to determine the appropriateness and the adequacy of security or collateral prior to making a loan. In the event of borrower default, the Company seeks recovery in compliance with state lending laws, the respective loan agreements, and credit monitoring and remediation procedures that may include restructuring a loan to provide a concession by the Company to the borrower from their original terms due to borrower financial difficulties in order to facilitate repayment. At June 30, 2012 and December 31, 2011, the Company had $29.5 million and $12.3 million, respectively, of accruing troubled debt restructurings (“TDR’s”) that had been restructured from the original terms in order to facilitate repayment. Of these, $3.7 million and $1.4 million, respectively, were covered by FDIC loss sharing agreements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

During the three and six months ended June 30, 2012, the Company restructured 10 loan with a recorded investment of $16.1 million and 37 loans with a recorded investment of $21.6 million, respectively, to facilitate repayment. Loan modifications to loans accounted for under ASC Topic 310-30 are not considered troubled debt restructurings. The table below provides additional information related to accruing TDR’s at June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012
	Recorded investment	Average year-to- date recorded investment	Unpaid principal balance	Unfunded commitments to fund TDR’s
Commercial	$9,002	$8,938	$9,345	$1,743
Commercial real estate	18,229	18,273	18,975	—
Agriculture	—	—	—	—
Residential real estate	2,302	2,320	2,317	—
Consumer	8	9	8	—

Total	$29,541	$29,540	$30,645	$1,743

	December 31, 2011
	Recorded investment	Average year-to date recorded investment	Unpaid principal balance	Unfunded commitments to fund TDR’s
Commercial	$—	$—	$—	$60
Commercial real estate	11,184	11,184	11,678	24
Agriculture	—	—	—	—
Residential real estate	1,141	1,141	1,141	60
Consumer	—	—	—	—

	$12,325	$12,325	$12,819	$144

The following table summarizes the Company’s carrying value of non-accrual TDR’s as of June 30, 2012 and December 31, 2011 (in thousands):

	Non-Accruing TDR’s
	June 30, 2012		December 31, 2011
	Covered	Non-covered	Covered	Non-covered
Commercial	$—	$650	$—	$119
Commercial real estate	—	8,014	—	16,108
Agriculture	—	—	—	—
Residential real estate	434	54	—	61
Consumer	—	—	—	—

Total	$434	$8,719	$—	$16,288

Accrual of interest is resumed on loans that were on non-accrual at the time of restructuring, only after the loan has performed sufficiently. The Company had one TDR that had been modified within the past 12 months that defaulted on its restructured terms during the six months ended June 30, 2012. For purposes of this disclosure, the Company considers “default” to mean 90 days or more past due on principal or interest. The defaulted TDR was a non-owner occupied commercial real estate loan with a balance of $0.6 million at June 30, 2012 and the maximum amount defaulted during the period was $0.6 million.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Loans accounted for under ASC Topic 310-30

Loan pools accounted for under ASC Topic 310-30 are periodically remeasured to determine expected future cash flows. In determining the expected cash flows, the timing of cash flows and prepayment assumptions for smaller homogeneous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans are fixed or variable rate loans. Prepayments may be assumed on large loans if circumstances specific to that loan warrant a prepayment assumption. No prepayments were presumed for small homogeneous commercial loans; however, prepayment assumptions are made that consider similar prepayment factors listed above for smaller homogeneous loans. The re-measurement of loans accounted for under ASC Topic 310-30 resulted in the following changes in the carrying amount of accretable yield during the six months ended June 30, 2012 (in thousands):

Accretable yield balance at December 31, 2011	$186,494
Reclassification from non-accretable difference	29,483
Reclassification to non-accretable difference	(5,651)
Accretion	(52,244)

Accretable yield balance at June 30, 2012	$158,082

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012	December 31, 2011
Contractual cash flows	$1,722,993	$2,030,374
Non-accretable difference	(504,479)	(536,171)
Accretable yield	(158,082)	(186,494)

Loans accounted for under ASC Topic 310-30	$1,060,432	$1,307,709

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Note 5 Allowance for Loan Losses

The tables below detail the Company’s allowance for loan losses (“ALL”) and recorded investment in loans as of and for the three and six months ended June 30, 2012 (in thousands):

	Three months ended, June 30, 2012
	Commercial	Commercial real estate	Agriculture	Residential real estate	Consumer	Total
Beginning balance	$4,371	$3,641	$166	$3,645	$585	$12,408

Non 310-30 beginning balance	1,889	3,110	166	3,363	553	9,081
Charge-offs	(127)	(241)	(8)	(430)	(203)	(1,009)
Recoveries	0	101	0	72	20	193
Provision	(37)	608	126	808	265	1,770

Non 310-30 ending balance	1,725	3,578	284	3,813	635	10,035

310-30 beginning balance	2,482	531	—	282	32	3,327
Charge-offs	(176)	(6,613)	—	(144)	(19)	(6,952)
Recoveries	155	273	—	(0)	—	428
Provision	(868)	10,028	376	921	(1)	10,456

310-30 ending balance	1,593	4,219	376	1,059	12	7,259

Ending balance	$3,318	$7,797	$660	$4,872	$647	$17,294

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	Six months ended June 30, 2012
	Commercial	Commercial real estate	Agriculture	Residential real estate	Consumer	Total
Beginning balance	$2,959	$3,389	$282	$4,121	$776	$11,527

Non 310-30 beginning balance	1,597	3,389	154	3,423	776	9,339
Charge-offs	(2,759)	(2,413)	(8)	(464)	(595)	(6,239)
Recoveries	—	219	—	96	293	608
Provision	2,887	2,382	138	758	161	6,327

Non 310-30 ending balance	1,725	3,577	284	3,813	635	10,035

310-30 beginning balance	1,362	—	128	698	—	2,188
Charge-offs	(215)	(8,143)	—	(560)	(19)	(8,937)
Recoveries	—	273	—	—	—	273
Provision	446	12,089	248	921	31	13,735

310-30 ending balance	1,593	4,219	376	1,059	12	7,259

Ending balance	$3,318	$7,796	$660	$4,872	$647	$17,294

Ending allowance balance attributable to:
Non 310-30 loans individually evaluated	$1,165	$318	$—	$410	$—	$1,893
Non 310-30 loans collectively evaluated	560	3,259	284	3,404	635	8,141
310-30 loans acquired w/ deteriorated credit	1,593	4,219	376	1,059	12	7,259

Total ending allowance balance	$3,318	$7,796	$660	$4,872	$647	$17,294

Loans:
Non 310-30 individually evaluated for impairment	$12,431	$32,476	$40	$4,897	$16	$49,860
Non 310-30 collectively evaluated for allowance	153,622	226,768	87,864	377,210	28,318	873,782
310-30 loans acquired w/ deteriorated credit	117,711	706,672	59,139	143,432	33,478	1,060,432

Total loans	$283,764	$965,916	$147,043	$525,539	$61,812	$1,984,074

During the six months ended June 30, 2012 the Company reestimated the expected cash flows of the loan pools accounted for under ASC Topic 310-30 utilizing the same cash flow methodology used at the time of acquisition. The re-measurement resulted in impairments of $13.7 million, which were primarily driven by impairments of $7.8 million in the commercial real estate pools, the majority of which was from a Hillcrest Bank acquired loan portfolio, a $4.9 million impairment of the land and development pools, primarily driven by one loan acquired from Community Banks of Colorado, a $0.6 million impairment of residential real estate pools in the Bank of Choice acquired portfolio, and a $0.4 million impairment of a commercial and industrial pool related to the Hillcrest Bank acquired loan portfolio.

In evaluating the loan portfolio for an appropriate ALL level, non-impaired loans were grouped into segments based on broad characteristics such as primary use and underlying collateral. Within the segments, the portfolio was further disaggregated into classes of loans with similar attributes and risk characteristics for purposes of applying loss ratios and determining applicable subjective adjustments to the ALL. The application

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

of subjective adjustments was based upon qualitative risk factors, including economic trends and conditions, industry conditions, asset quality, loss trends, lending management, portfolio growth and loan review/internal audit results. During the six months ended June 30, 2012 the Company recorded $6.3 million of provision for loan losses for loans not accounted for under ASC Topic 310-30 primarily to provide for credit risk inherent in new loan originations and provide for charge offs previously provided for.

The Company charged off $5.6 million, net of recoveries, of non-ASC Topic 310-30 loans during the six months ended June 30, 2012, $2.4 million of which was the result of a large commercial and industrial loan that is not considered indicative of future charge-offs in the commercial and industrial loan category. The Company also charged off $2.4 million of commercial real estate loans, primarily the result of two commercial real estate loans outside of our core market areas totaling $2.1 million.

Note 6 FDIC Indemnification Asset

Under the terms of the purchase and assumption agreement with the FDIC with regard to the Hillcrest Bank and Community Banks of Colorado acquisitions, the Company is reimbursed for a portion of the losses incurred on covered assets. FDIC indemnification assets of $159.7 million and $151.0 million were established at the respective dates of the Hillcrest Bank and Community Banks of Colorado acquisitions as the estimated fair value of the expected reimbursements from the FDIC for losses on covered loans and OREO. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on, and sale of collateral, or the sale or charge-off of loans or OREO, any differences between the carrying value of the covered assets versus the payments received during the resolution process, that are reimbursable by the FDIC, are recognized in the consolidated statements of operations as FDIC loss sharing income. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount recoverable from the FDIC.

Below is a summary of the activity related to the FDIC indemnification asset during the six months ended June 30, 2012 and 2011(in thousands):

	June 30, 2012	June 30, 2011
Balance at beginning of period	$223,402	$161,395
Accretion	(6,333)	3,739
Reduction for claims filed	(68,542)	(9,680)

Balance at end of period	$148,527	$155,454

During the six months ended June 30, 2012, we recognized $6.3 million of negative accretion on the FDIC indemnification asset, and reduced the carrying value of the FDIC indemnification asset by $68.5 million as a result of claims filed with the FDIC as discussed below. The negative accretion resulted from an overall increase in actual and expected cash flows on the underlying covered assets, resulting in lower expected reimbursements from the FDIC. The increase in overall expected cash flows from these underlying assets is reflected in increased accretion rates on covered loans and is being recognized over the expected remaining lives of the underlying covered loans as an adjustment to yield. During the six months ended June 30, 2012 we submitted $74.1 million of loss share claims to the FDIC for the reimbursable portion of losses related to the Hillcrest Bank and Community Banks of Colorado covered assets incurred during the fourth quarter of 2011 and the first quarter of 2012. Included in the $74.1 million were $5.6 million of claims related to additional losses incurred during the period that were not previously considered in the carrying amount of the indemnification asset. The loss claims

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

filed are subject to review and approval, including extensive audits, by the FDIC or its assigned agents for compliance with the terms in the loss sharing agreements. During the six months ended June 30, 2012, the FDIC paid $33.1 million related to losses incurred during the fourth quarter and paid us an additional $13.4 million subsequent to June 30, 2012. The remaining claimed amounts are anticipated to be received during the third quarter of 2012 and are included in other assets.

Note 7 Premises and Equipment

Premises and equipment consisted of the following at June 30, 2012 and December 31, 2011:

	June 30, 2012	December 30, 2011
Land	$29,719	$25,186
Buildings and improvements	69,521	48,933
Equipment	23,283	15,960

Total	122,522	90,079

Less: accumulated depreciation and amortization	(5,614)	(2,764)

Premises and equipment, net	$116,908	$87,315

Premises and equipment increased $29.6 million from December 31, 2011 to June 30, 2012, primarily because the Company purchased 26 of the banking center premises related to the Community Banks of Colorado acquisition from the FDIC. The Company incurred $1.8 million and $0.3 million of depreciation expense during the three months ended June 30, 2012 and 2011 and $3.0 million and $0.7 million of depreciation expense during the six months ended June 30, 2012 and 2011, respectively, which is included in occupancy and equipment expense.

Note 8 Other Real Estate Owned

A summary of the activity in the OREO balances during the six months ended June 30, 2012 and 2011 is as follows (in thousands):

	Six Months Ended June 30,
	2012	2011
Balance at December 31	$120,636	$54,078
Transfers from loan portfolio, at fair value	56,100	29,426
Impairments	(7,213)	—
Sales, net of gains and losses	(31,811)	(12,004)

Balance at June 30	$137,712	$71,500

The OREO balance of $137.7 million at June 30, 2012 includes the interests of several outside participating banks totaling $17.9 million, for which an offsetting liability is recorded in other liabilities and excludes $12.2 million of the Company’s minority interests in OREO which are held by outside banks where the Company was not the lead bank and does not have a controlling interest, for which the Company maintains a receivable in other assets. Of the $137.7 million of OREO at June 30, 2012, $77.5 million, or 56.3% was covered by the loss sharing agreements with the FDIC. Any losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. During the six months ended June 30, 2012, the Company sold $35.9 million of OREO and realized net gains on these sales of $4.0 million, and during the six months ended June 30, 2011, the Company sold $11.4 million of OREO and realized net losses of $0.6 million.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Note 9 Deposits

As of June 30, 2012 and December 31, 2011, deposits totaled $4.5 billion and $5.1 billion, respectively. Time deposits decreased from $2.8 billion at December 31, 2011 to $2.2 billion at June 30, 2012. The following table summarizes the Company’s time deposits, based upon contractual maturity, at June 30, 2012 and December 31, 2011, by remaining maturity (in thousands):

	June 30, 2012		December 31, 2011
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$636,277	1.29%	$746,835	1.30%
Over 3 months through 6 months	500,019	0.89%	554,740	1.15%
Over 6 months through 12 months	526,645	0.83%	1,014,949	1.23%
Over 12 months through 24 months	354,027	1.13%	309,848	1.58%
Over 24 months through 36 months	73,235	1.85%	52,879	2.01%
Over 36 months through 48 months	51,978	2.38%	54,678	2.65%
Over 48 months through 60 months	38,245	1.72%	43,550	1.89%
Thereafter	6,075	2.50%	7,117	2.77%

Total time deposits	$2,186,501	1.12%	$2,784,596	1.33%

In connection with the Company’s FDIC-assisted transactions, the FDIC provided Hillcrest Bank, Bank of Choice, and Community Banks of Colorado depositors with the right to redeem their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. At June 30, 2012 and December 31, 2011, the Company had approximately $569.8 million and $1.1 billion, respectively, of time deposits that were subject to penalty-free withdrawals.

The Company incurred interest expense on deposits as follows during the periods indicated (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Non-interest bearing demand deposits	$—	$—	$—	$—
Interest bearing demand deposits	308	94	735	223
Money market accounts	980	1,155	2,071	2,428
Savings accounts	76	91	161	211

Time deposits	6,536	8,481	14,536	18,031

Total	$7,900	$9,821	$17,503	$20,893

Note 10 Regulatory Capital

NBH Bank, N.A. is subject to the regulatory capital adequacy requirements of the Federal Reserve Board, the FDIC, and the OCC, as applicable. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly further discretionary actions by regulators that could have a material adverse effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Typically, mature banks are required to maintain a Tier I risk-based capital ratio of 4.00%, a total risk-based capital ratio of 8.00% and a Tier 1 leverage ratio of 4.00% in order to meet minimum, adequately capitalized regulatory requirements. To be considered well-capitalized (under prompt corrective action provisions), banks must maintain minimum capital ratios of 6.00% for Tier I risk-based capital, 10.00% for total risk-based capital and 5.00% for the Tier 1 leverage ratio. However, in connection with the approval of the de novo charter for NBH Bank, N.A., the Company has agreed with its regulators to maintain capital levels of at least 10% Tier 1 leverage ratio, 11% Tier 1 risk-based capital ratio and 12% Tier 1 risk-based capital ratio through the fourth quarter of 2013.

At June 30, 2012 and December 31, 2011, as applicable, NBH Bank, N.A. and our consolidated holding company exceeded all capital ratio requirements under prompt corrective action or other regulatory requirements, as is detailed in the table below (dollars in thousands):

	June 30, 2012
	Actual		Required to be considered well capitalized (1)		Required to be considered adequately capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	17.0%	$981,967	N/A	N/A	4%	$230,790
NBH Bank, N.A	15.2%	861,332	10%	$565,426	4%	226,170

Tier 1 risk-based capital ratio (2)
Consolidated	49.3%	$981,967	6%	$119,451	4%	$79,634
NBH Bank, N.A	43.8%	861,332	11%	216,102	4%	78,583

Total risk-based capital ratio (2)
Consolidated	50.2%	$999,572	10%	$199,086	8%	$159,268
NBH Bank, N.A	44.7%	878,937	12%	235,748	8%	157,165

	December 31, 2011
	Actual		Required to be considered well capitalized (1)		Required to be considered adequately capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	15.1%	$949,154	N/A	N/A	4%	$251,514
NBH Bank, N.A	13.4%	828,321	10%	$616,919	4%	246,768

Tier 1 risk-based capital ratio (2)
Consolidated	49.4%	$949,154	6%	$114,077	4%	$76,051
NBH Bank, N.A.	44.2%	828,321	11%	206,258	4%	75,003

Total risk based capital ratio (2)
Consolidated	50.5%	$960,681	10%	$190,129	8%	$152,103
NBH Bank, N.A	44.8%	839,848	12%	225,009	8%	150,006

(1)	These ratio requirements are reflective of the agreements the Company has made with its various regulators in connection with the approval of the de novo charters for the NBH Bank, N.A., as described above.
(2)	Due to the conditional guarantee represented by the loss sharing agreements, the FDIC indemnification asset, as well as covered assets, are risk-weighted at 20% for purposes of risk-based capital computations.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Note 11 FDIC Loss Sharing Income

In connection with the loss sharing agreements that the Company has with the FDIC in regard to the Hillcrest Bank and Community Bank of Colorado transactions, the Company recognizes the changes in the FDIC indemnification asset and the clawback liability, in addition to the actual reimbursement of costs of resolution of covered assets from the FDIC, in FDIC loss sharing income in the consolidated statements of operations. The table below provides additional details of the Company’s FDIC loss sharing income during the three and six months ended June 30, 2012 and 2011 (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
FDIC indemnification asset accretion	$(2,646)	$1,509	$(6,333)	$3,739
Clawback liability amortization	(357)	(167)	(711)	(327)
Clawback liability remeasurement	1,077	—	1,067	—
Reimbursement to FDIC for gain on sale	(163)	—	434	117
Reimbursement to FDIC for recoveries	—	—	(1)	23
FDIC reimbursement of costs of resolution of covered assets	3,519	582	6,986	2,847

Total	$1,430	$1,924	$1,442	$6,399

Note 12 Stock-Based Compensation and Employee Benefits

The Company provides stock-based compensation in accordance with the NBH Holdings Corp. 2009 Equity Incentive Plan (the “Plan”). The Plan provides the compensation committee of the board of directors of the Company the authority to grant, from time to time, awards of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, or stock bonuses to eligible persons. On March 22, 2012, shareholders approved an amendment to the Plan, increasing the number of shares of Company stock reserved for issuance under the Plan by a number equal to 10% of the number of shares of common stock issued by the Company in its initial public offering of newly issued shares of common stock. As of June 30, 2012, the Company had not completed its initial public offering, and therefore, the aggregate number of shares of stock which may be granted under the Plan remained 5,750,000 and the maximum number of restricted shares and restricted share units that may be granted remained 1,725,000.

To date, the Company has issued stock options and restricted stock under the Plan. The compensation committee sets the option exercise price at the time of grant but in no case is the exercise price less than the fair market value of a share of stock at the date of grant. The Company has used information provided by third parties, including independent valuation specialists, as required by the Plan, to assist in the determination of estimates regarding fair values associated with the Company’s stock-based compensation, including contemporaneous valuations of grant date fair values; however, the Company assumes full responsibility for the assumptions used therein and the resulting values.

The Company issued stock options and restricted stock during the six months ended June 30, 2012. The expense associated with the awarded stock options was measured at fair value using a Black-Scholes option-pricing model. The time vesting component of the restricted stock was valued at the same price as the common shares since they are assumed to be held beyond the vesting period. The market vesting component of the restricted stock was valued using a Monte Carlo Simulation with 100,000 simulation paths to assess the expected percentage of vested shares. A Geometric Brownian Motion was used for simulating the equity prices for a period of 10 years and if the restricted stock were not vested during the 10-year period it was assumed they were forfeited.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Below are the weighted average assumptions used in the Black-Scholes option pricing model and the Monte Carlo Simulation to determine fair value of the Company’s stock options and the market-vesting portion of the Company’s restricted stock granted during the six months ended June 30, 2012:

	Black-Scholes	Monte Carlo
Risk-free interest rate	1.06%	1.10%
Expected volatility	38.00%	38.00%
Expected term (years)	6	10
Dividend yield	0.00%	0.00%

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the options, of 13 comparable companies with publicly traded shares. The risk-free rate for the expected term of the options was based on the U.S. Treasury yield curve at the date of grant and based on the expected term. The expected term was estimated to be the average of the contractual vesting term and time to expiration and the dividend yield was assumed to be zero.

The following table summarizes the material vesting terms of the stock options granted in 2012:

Number of Options Granted in 2012
Options are time-vested with 1/3 vesting on each of the first, second and third anniversary of the date of grant, and further subject to the Company’s shares becoming publicly listed	240,000

Total options granted in 2012	240,000

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

The following table summarizes option activity for the year ended December 31, 2011 and for the three months ended March 31, 2012 and June 30, 2012:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2010	2,357,332	$20.00
Granted during the three months ended March 31, 2011	203,500	20.00
Granted during the three months ended June 30, 2011	63,500	20.00
Granted during the three months ended September 30, 2011	26,500	20.00
Granted during the three months ended December 31, 2011	993,000	20.00
Forfeited	(402,500)	20.00
Exercised	—	—

Outstanding at December 31, 2011	3,241,332	20.00	9.67	—

Granted during the three months ended March 31, 2012	215,000	20.00
Granted during the three months ended June 30, 2012	25,000	20.00
Forfeited	(8,000)	20.00
Exercised	—	—

Outstanding at June 30, 2012	3,473,332	20.00	7.33	—

Options fully vested and exercisable at June 30, 2012	1,070,418	20.00	7.48	—

Options expected to vest	2,302,520	$20.00	7.25	—

Options granted during the six months ended June 30, 2012 had weighted average grant date fair values of $8.77.

Stock option expense is included in salaries and employee benefits in the accompanying consolidated statements of operations and totaled $1.1 million and $2.2 million, respectively, for the three months ended June 30, 2012 and 2011, and $2.0 million and $4.4 million for the six months ended June 30, 2012 and 2011, respectively. The options to acquire 240,000 shares of common stock granted during the six months ended June 30, 2012 and the options to acquire 993,000 shares of common stock granted during the fourth quarter of 2011 are subject to an additional vesting requirement of the Company’s shares being publically listed on a national exchange. In accordance with ASC Topic 718, the Company will start recognizing compensation expense on the grants that have vesting requirements tied to the Company’s shares becoming listed on a national exchange subsequent to that vesting requirement being fulfilled, with an expense recognition catch-up for the portion of the expense that has been deferred until that vesting criteria is met. As a result, no expense was recorded on these particular grants during the six months ended June 30, 2012 or during 2011. Upon listing on a national exchange, we will immediately recognize an expense catch-up for the portion of the expense that has been deferred until that vesting criterion is met. At June 30, 2012, the deferred portion of expense related to

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

awards that have a public listing vesting requirement was $3.5 million. At June 30, 2012, there was $7.6 million of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.5 years.

Restricted stock may also be issued under the Plan as described above. Compensation expense for the portion of the restricted stock that contains a market vesting condition is recognized over the derived service period based on the fair value of the awards on the grant date. Compensation expense for the portion of the restricted stock that contains performance and service vesting conditions is recognized over the requisite service period based on fair value of the awards on the grant date. The Company did not recognize any expense related to the restricted stock awards that have vesting requirements tied to the Company’s shares becoming listed on a national exchange, but will recognize this expense subsequent to that vesting requirement being fulfilled, as described above.

The following table summarizes restricted stock activity for the six months ended June 30, 2012:

	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2011	1,108,334	$15.58
Vested	(33,542)	20.00
Granted	100,000	19.94
Forfeited	—	—
Surrendered	—	—

Unvested at June 30, 2012	1,174,792	$15.82

As of June 30, 2012, there was $6.1 million of total unrecognized compensation cost related to non-vested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.6 years. Expense related to restricted stock totaled $1.0 million and $2.1 million during the three months ended June 30, 2012 and 2011, respectively, and $2.3 million and $4.2 million during the six months ended June 30, 2012 and 2011, respectively, and is included in salaries and employee benefits in the Company’s unaudited consolidated statements of operations.

Note 13 Warrants

At June 30, 2012 and December 31, 2011, the Company had 830,750 outstanding warrants to purchase Company stock. The warrants were granted to certain lead stockholders of the Company, all with an exercise price of $20.00 per share. The term of the warrants is for ten years from the date of grant and the expiration dates of the warrants range from October 20, 2019 to September 30, 2020. The fair value of the warrants was estimated to be $7.0 million and $6.9 million at June 30, 2012 and December 31, 2011, respectively. The fair value of the warrants was estimated using a Black-Scholes option pricing model utilizing the following assumptions at the indicated dates:

	June 30, 2012	December 31, 2011
Risk-free interest rate	1.47%	1.56%
Expected volatility	38.00%	34.93%
Expected term (years)	7.3-8.3	8-9
Dividend yield	0.00%	0.00%

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the warrants, of 13 comparable companies with publicly traded shares. The risk-free rate for the expected term of the warrants was based on the U.S. Treasury yield curve at the date of grant and based on the expected term. The expected term was estimated based on the contractual term of the warrants. The dividend yield was assumed to be zero.

During the three months ended June 30, 2012, the Company recorded a benefit of $0.6 million and during the three months ended June 30, 2011, the Company recorded expense of $0.8 million. During the six months ended June 30, 2012 and 2011, the Company recorded expense of $0.1 million and $0.8 million, respectively, in the unaudited consolidated statements of operations resulting from the change in fair value on the revaluation of the warrant liability.

Note 14 Common Stock

The Company had 44,645,886 shares of Class A common stock and 7,545,353 shares of Class B common stock outstanding as of June 30, 2012 and 44,612,344 shares of Class A common stock and 7,545,353 shares of Class B common stock outstanding as of December 31, 2011. Additionally, as of June 30, 2012 and December 31, 2011, respectively, the Company had 1,174,792 and 1,108,334 shares of restricted Class A common stock issued but not yet vested under the NBH Holdings Corp. 2009 Equity Incentive Plan. Class A common stock possesses all of the voting power for all matters requiring action by holders of common stock, with certain limited exceptions. The Company’s certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock are treated equally and identically.

At the Company’s March 22, 2012 annual shareholders’ meeting, shareholders approved an elimination of the restriction on ownership of Class A shares and the automatic conversion of Class A shares into Class B non-voting shares. Shareholders also approved an amendment to the Certificate of Incorporation to add new provisions that would permit the underwriters in a registered offering to cause the conversion of shares of Class B non-voting shares into Class A shares in connection with such registered offerings and to deliver only Class A shares to buyers in such offerings.

Note 15 Income Per Share

The Company had 52,191,239 and 51,936,280 shares issued (inclusive and Class A & B) and outstanding as of June 30, 2012 and 2011, respectively, inclusive of 250,000 shares of founders’ shares that were issued in 2009 at par value. Stock options, certain restricted shares and warrants are potentially dilutive securities, but are not included in the calculation of diluted earnings per share because to do so would have been anti-dilutive for the three and six months ended June 30, 2012 and 2011. The Company also has Value Appreciation Rights (“VAR’s”) issued to the FDIC in conjunction with the acquisition of Bank of Choice and Community Banks of Colorado that are potentially dilutive should the FDIC choose to settle this right in the Company’s stock. The exercisability of the VAR’s is contingent upon the Company having a triggering event upon public listing of its stock or a sale event, and as of June 30, 2012, the triggering events had not occurred, and as a result, the VAR’s are not included in the calculations of diluted earnings per share.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

The following table illustrates the computation of basic and diluted income per share for the three and six months ended June 30, 2012 and 2011 (in thousands except earnings per share):

	For the three months ended June, 30		For the six months ended June, 30
	2012	2011	2012	2011
Basic earnings per share:
Income available to common stockholders (numerator)	$2,702	$1,685	$4,345	$5,758
Weighted average common shares outstanding	52,191	51,936	52,184	51,936

Basic earnings per share:	$0.05	$0.03	$0.08	$0.11

Diluted earnings per share:
Income available to common stockholders (numerator)	$2,702	$1,685	$4,345	$5,758
Weighted average common shares outstanding	52,191	51,936	52,184	51,936
Plus: effect of dilutive securities restricted stock (with no performance restrictions)	128	292	127	299

Weighted average shares applicable to diluted earnings per share (denominator)	52,319	52,228	52,311	52,235

Diluted earnings per share:	$0.05	$0.03	$0.08	$0.11

The Company had 3,473,332 and 2,620,832 outstanding stock options to purchase common stock at $20.00 per share at June 30, 2012 and 2011, respectively, which were not included in the computations of diluted income per share because the options’ exercise price was greater than the average market price of the common shares during those periods. Additionally, the Company had 830,750 outstanding warrants to purchase the Company’s common stock as of June 30, 2012 and 2011. The warrants have an exercise price of $20.00, which was out-of-the-money for purposes of dilution calculations. The Company had 1,174,792 and 1,299,168 restricted shares outstanding as of June 30, 2012 and 2011, respectively, which have performance, market and time-vesting criteria, and as such, any dilution is derived only for the timeframe in which the vesting criteria had been met.

Note 16 Commitments and Contingencies

Financial instrument commitments and contingencies

In the normal course of business, the Company enters into various off-balance sheet commitments to help meet the financing needs of clients. These financial instruments include commitments to extend credit, commercial and consumer lines of credit and standby letters of credit. The same credit policies are applied to these commitments as the loans on the consolidated statements of financial condition; however, these commitments involve varying degrees of credit risk in excess of the amount recognized in the consolidated statements of financial condition. At June 30, 2012 and December 31, 2011, the Company had loan commitments totaling $355.2 million and $341.1 million, respectively, and standby letters of credit that totaled $13.5 million and $20.0 million, respectively. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments represents the Company’s potential credit loss exposure. Amounts funded at Hillcrest Bank and Community Banks of Colorado under non-cancelable commitments in effect at the date of acquisition are covered under the respective loss sharing agreements if certain conditions are met.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Total unfunded commitments at June 30, 2012 and December 31, 2011 were as follows (in thousands):

	June 30, 2012			December 31, 2011
	Covered	Not Covered	Total	Covered	Not Covered	Total
Commitments to fund loans:
Residential	$—	$68,711	$68,711	$1,517	$30,194	$31,711
Commercial and commercial real estate	574	21,729	22,303	2,437	38,937	41,374
Construction and land development	441	331	772	3,565	776	4,341
Consumer	—	8,992	8,992	—	39,690	39,690
Credit card lines of credit	—	17,581	17,581	—	20,738	20,738
Unfunded commitments under lines of credit	48,786	188,005	236,791	68,223	135,001	203,224
Commercial and standby letters of credit	5,584	7,892	13,476	3,051	16,986	20,037

Total	$55,385	$313,241	$368,626	$78,793	$282,322	$361,115

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to clients in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representative of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Credit card lines of credit — The Company extends lines of credit to clients through the use of credit cards issued by the banks. These lines of credit represent the maximum amounts allowed to be funded, many of which will not exhaust the established limits, and as such, these amounts are not necessarily representations of future cash requirements or credit exposure.

Unfunded commitments under lines of credit — In the ordinary course of business, the Company extends revolving credit to its clients through the use of bank-issued credit cards. These arrangements may require the payment of a fee.

Commercial and standby letters of credit — As a provider of financial services, the Company routinely issues commercial and standby letters of credit, which may be financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Letters of credit are subject to the same underwriting and credit approval process as traditional loans, and as such, many of them have various forms of collateral securing the commitment, which may include real estate, personal property, receivables or marketable securities.

Contingencies

In the ordinary course of business, the Company and its banks may be subject to litigation. Based upon the available information and advice from the Company’s legal counsel, management does not believe that any potential, threatened or pending litigation to which it is a party will have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Note 17 Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels are defined as follows:

•	Level 1 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on similar assets or liabilities in inactive markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs other than quoted prices that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, and other inputs obtained from observable market input.

•

Level 3 — Includes assets or liabilities in which the inputs to the valuation methodology are based on at least one significant assumption that is not observable in the marketplace. These valuations may rely on management’s judgment and may include internally-developed model-based valuation techniques.

Level 1 inputs are considered to be the most transparent and reliable and level 3 inputs are considered to be the least transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the observability of these quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the valuation hierarchy:

Fair Value of Financial Instruments Measured on a Recurring Basis

Investment securities available for sale — Investment securities available-for-sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as level 1. The Company classified its U.S. Treasury securities as Level 1 in the fair value hierarchy as of June 30, 2012 and December 31, 2011. When quoted market prices in active markets for identical assets or liabilities are not available, quoted prices of securities with similar characteristics, discounted cash flows or other pricing characteristics are used to estimate fair values and the securities are then classified as level 2. At June 30, 2012 and December 31, 2011, the Company’s level 2 securities included asset backed securities, mortgage-backed securities comprised of residential mortgage pass-through securities, other residential mortgage-backed securities, and at December 31, 2011 also included other mortgage-backed securities, all of which were issued or guaranteed by U.S. Government agencies or sponsored agencies. All other investment securities are classified as level 3. There were no transfers between levels 1 or 2 during the six months ended June 30, 2012 or 2011.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Value appreciation rights issued to the FDIC — The Company measures the fair value of the VAR on a recurring basis and is based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

Warrant liability — The Company measures the fair value of the warrant liability on a recurring basis using a Black-Scholes option pricing model. The Company’s common stock is not publicly traded in an exchange, and the fair value measurement of the warrant liability requires significant unobservable inputs to the valuation model.

Clawback liability — The Company measures the net present value of expected future cash payments to be made by the Company to the FDIC that must be made within 45 days of the conclusion of the loss sharing agreements on a recurring basis. The expected cash flows are calculated in accordance with the loss sharing agreements and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

The tables below present the financial instruments measured at fair value on a recurring basis as of June 30, 2012 and December 31, 2011 on the consolidated statement of financial condition utilizing the hierarchy structure described above (in thousands):

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investment Securities available-for-sale:
U.S. Treasury securities	$300	$—	$—	$300
Asset backed securities	—	92,733	—	92,733
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	—	792,384	—	792,384
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	918,007	—	918,007
Other securities	—	—	419	419

Total assets at fair value	$300	$1,803,124	$419	$1,803,843

Liabilities:
Value appreciation rights issued to FDIC	$—	$—	$1,767	$1,767
Warrant liability	—	—	6,982	6,982
Clawback liability	—	—	29,638	29,638

Total liabilities at fair value	$—	$—	$38,387	$38,387

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investment Securities available-for-sale:
U.S. Treasury securities	$3,300	$—	$—	$3,300
U.S. Government sponsored agency obligations	3,010	—	—	3,010
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	—	1,191,537	—	1,191,537
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	643,625	—	643,625
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	20,808	—	20,808
Other securities	—	—	419	419

Total assets at fair value	$6,310	$1,855,970	$419	$1,862,699

Liabilities:
Value appreciation rights issued to FDIC	$—	$—	$1,767	$1,767
Warrant liability	—	—	6,845	6,845
Clawback liability	—	—	29,994	29,994

Total liabilities at fair value	$—	$—	$38,606	$38,606

The table below details the changes in Level 3 financial instruments during the six months ended June 30, 2012 (in thousands):

	Value appreciation rights issued to FDIC	Warrant liability	Clawback liability
Balance at December 31, 2011	$1,767	$6,845	$29,994
Change in value	—	137	—
Accretion	—	—	711
Clawback revaluation	—	—	(1,067)

Net change in Level 3	—	137	(356)

Balance at end of period	$1,767	$6,982	$29,638

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

The following table provides information about the valuation techniques and unobservable inputs used in the valuation of financial instruments falling within level 3 of the fair value hierarchy as of June 30, 2012 (in thousands):

	Fair Value at June 30, 2012	Valuation Technique	Unobservable Input	Quantitative measures
Other securities	$419	Cash investment in private equity fund	Cash investment

Impaired loans	49,859	Appraised value	Appraised values
			Discount rate	0-25%

Clawback liability	29,638	Contractually defined	Intrinsic loss estimates	$323.3 million - $405 million
		Discounted Cash Flows	Expected credit losses
			Asset purchase premium	$98 million - $182.7 million
			Discount rate	0.04
			Discount period

Value appreciation rights issued to FDIC	1,767	Contractual	Tangible book value per share

Warrant liability	6,982	Black-Scholes	Volatility	35% - 41%
		Finnerty Model	Holding period	0.6 - 1.0 (years)
			Stock price per share

Fair Value of Instruments Measured on a Non-recurring Basis

The Company records collateral dependent loans that are considered to be impaired at their estimated fair value. A loan is considered impaired when it is probable that the Company will be unable to collect all contractual amounts due in accordance with the terms of the loan agreement. Collateral dependent impaired loans are measured based on the fair value of the collateral. The Company relies on third-party appraisals and internal assessments in determining the estimated fair values of these loans. The inputs used to determine the fair values of loans are considered level 3 inputs in the fair value hierarchy. During the six months ended June 30, 2012, the Company measured eleven loans not accounted for under ASC Topic 310-30 at fair value on a non-recurring basis. These loans carried specific reserves totaling $1.9 million. During the six months ended June 30, 2012 the Company added specific reserves of $1.2 million for two loans within the commercial segment with carrying balances of $2.0 million, $0.3 million for five loans within the commercial real estate segment (non-owner occupied) with carrying balances of $3.8 million, and $0.2 million for two residential real estate loans with carrying balances of $1.8 million. In addition, specific reserves totaling $0.6 million were eliminated during the six months ended, June 30, 2012 for two loans in non-owner occupied commercial real estate that were charged-off.

OREO is recorded at the lower of the loan balance or the fair value of the collateral less estimated selling costs. The estimated fair values of OREO are updated periodically and further write-downs may be taken to reflect a new basis. The Company recognized $7.2 million of OREO impairments during the six months ended June 30, 2012, of which $6.0 million, or 83.7%, were on OREO that was covered by loss sharing agreements with the FDIC. The fair values of OREO are derived from third party price opinions or appraisals that generally use an income approach or a market value approach. If reasonable comparable appraisals are not available, then

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

the Company may use internally developed models to determine fair values. The inputs used to determine the fair values of OREO are considered level 3 inputs in the fair value hierarchy.

	Three Months Ended June 30, 2012
	Level 1	Level 2	Level 3	Total	Gains (Losses) From Fair Value Changes
Other real estate owned	$—	$—	$137,712	$137,712	$(7,213)
Impaired loans	$—	$—	$49,859	$49,859	$(1,756)

The Company did not record any liabilities for which the fair value was made on a non-recurring basis during the six months ended June 30, 2012.

Note 18 Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is determined based upon quoted market prices to the extent possible; however, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques that may be significantly impacted by the assumptions used, including the discount rate and estimates of future cash flows. Changes in any of these assumptions could significantly affect the fair value estimates. The fair value of the financial instruments listed below does not reflect a premium or discount that could result from offering all of the Company’s holdings of financial instruments at one time, nor does it reflect the underlying value of the Company, as ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

In connection with the Hillcrest Bank, Bank Midwest, Bank of Choice and Community Banks of Colorado acquisitions, the Company recorded all of the acquired assets and assumed liabilities at fair value at the respective dates of acquisition. The fair value of financial instruments at June 30, 2012 and December 31, 2011, including methods and assumptions utilized for determining fair value of financial instruments, are set forth below (in thousands):

		June 30, 2012		December 31, 2011
	Level in Fair Value Measurement Hierarchy	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
ASSETS:
Cash and cash equivalents	Level 1	$704,586	$704,586	$1,628,137	$1,628,137
U.S. Treasury securities available-for-sale	Level 1	300	300	3,300	3,300
U.S. Government sponsored agency obligations available-for-sale	Level 1	—	—	3,010	3,010
Asset backed securities available-for-sale	Level 2	92,733	92,733	—	—
Mortgage-backed securities — residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies available-for-sale	Level 2	792,384	792,384	1,191,537	1,191,537
Mortgage-backed securities — other residential mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies available-for-sale	Level 2	918,007	918,007	643,625	643,625
Mortgage-backed securities — other mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies available-for-sale	Level 2	—	—	20,808	20,808
Other securities	Level 3	419	419	419	419
Mortgage-backed securities — residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies held-to-maturity	Level 2	707,110	713,130	6,801	6,829
Capital stock of FHLB	Level 2	8,056	8,056	4,097	4,097
Capital stock of FRB	Level 2	25,020	25,020	25,020	25,020
Loans receivable	Level 3	1,966,780	1,966,376	2,262,524	2,272,886
Accrued interest receivable	Level 2	14,867	14,867	16,022	16,022

LIABILITIES:
Deposit transaction accounts	Level 2	2,343,048	2,343,048	2,278,457	2,278,457
Time deposits	Level 2	2,186,501	2,153,246	2,784,596	2,790,314
Securities sold under agreements to repurchase	Level 2	57,508	57,508	47,597	47,597
Due to FDIC	Level 3	32,810	32,810	67,972	67,972
Value appreciation rights issued to FDIC	Level 3	1,767	1,767	1,767	1,767
Warranty liability	Level 3	6,982	6,982	6,845	6,845
Accrued interest payable	Level 2	6,533	6,533	11,017	11,017

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (Unaudited)

Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value is equal to the carrying value.

Investment securities

The estimated fair value of investment securities is based on quoted market prices or bid quotations received from securities dealers. Other investment securities, including securities that are held for regulatory purposes are carried at cost, less any other than temporary impairment.

Loans and covered loans

The estimated fair value of the loan portfolio is estimated using a discounted cash flow analysis using a discount rate based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The allowance for loan losses is considered a reasonable estimate of any required adjustment to fair value to reflect the impact of credit risk.

Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value is equal to the carrying value.

Deposits

The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits, taking into account the option for early withdrawal. The discount rate is estimated using the rates offered by the Company, at the respective measurement date, for deposits of similar remaining maturities.

Securities sold under agreements to repurchase

The vast majority of the Company’s repurchase agreements are overnight transactions that mature the day after the transaction, and as a result of this short-term nature, the estimated fair value is equal to the carrying value.

Due to FDIC

The amount due to FDIC is specified in the purchase agreements and is discounted to reflect the uncertainty in the timing and payment of the amount due by the Company.

Value appreciation rights issued to FDIC (VAR)

The estimated fair value of the VAR is tied to the Company’s stock price and is fully described in note 4 of the Company’s December 31, 2011 audited consolidated financial statements.

Warrant liability

The warrant liability is estimated using a Black-Scholes model, the assumptions of which are detailed in note 17.

Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value is equal to the carrying value.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

National Bank Holdings Corporation:

We have audited the accompanying consolidated statements of financial condition of National Bank Holdings Corporation and subsidiaries (fka NBH Holdings Corp.) (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for the years ended December 31, 2011 and 2010, and for the period from June 16, 2009 (date of inception) through December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bank Holdings Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010, and for the period from June 16, 2009 (date of inception) through December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

March 27, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2011 and 2010

(In thousands, except share and per share data)

	December 31, 2011	December 31, 2010
ASSETS
Cash and due from banks	$93,862	$64,885
Due from Federal Reserve Bank of Kansas City	1,421,734	1,449,905
Federal funds sold and interest bearing bank deposits	112,541	392,940

Cash and cash equivalents	1,628,137	1,907,730

Investment securities available-for-sale	1,862,699	1,254,595
Investment securities held-to-maturity	6,801	—
Non-marketable securities	29,117	17,800

Loans receivable, net — covered	952,715	703,573
Loans receivable, net — non-covered	1,321,336	865,297
Allowance for loan losses	(11,527)	(48)

Loans, net	2,262,524	1,568,822

Federal Deposit Insurance Corporation (“FDIC”) indemnification asset, net	223,402	161,395
Other real estate owned	120,636	54,078
Premises and equipment, net	87,315	37,320
Goodwill	59,630	52,442
Intangible assets, net	32,923	27,273
Other assets	38,842	24,066

Total assets	$6,352,026	$5,105,521

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Demand deposits:
Non-interest bearing	$678,735	$326,159
Interest bearing	537,160	211,601
Savings and money market	1,062,562	671,562
Time deposits	2,784,596	2,264,017

Total deposits	5,063,053	3,473,339

Pending investment trades payable	—	564,094
Securities sold under agreements to repurchase	47,597	24,164
Due to FDIC	67,972	13,564
Other liabilities	84,675	36,601

Total liabilities	5,263,297	4,111,762

Stockholders’ equity:
Common Stock, par value $0.01 per share:
400,000,000 shares authorized and 52,157,697 and 51,936,280 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	522	520
Additional paid in capital	994,705	982,637
Retained earnings	46,480	4,517
Accumulated other comprehensive income, net of tax	47,022	6,085

Total stockholders’ equity	1,088,729	993,759

Total liabilities and stockholders’ equity	$6,352,026	$5,105,521

See accompanying notes to the consolidated financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years ended December 31, 2011 and 2010 and

For the Period from June 16, 2009 (Date of Inception) through December 31, 2009

(In thousands, except share and per share data)

	2011	2010	2009
Interest and dividend income:
Interest and fees on loans	$134,069	$17,153	$—
Interest and dividends on investment securities	59,323	1,501	—
Dividends on non-marketable securities	1,132	88	—
Interest on interest-bearing bank deposits	2,635	2,680	481

Total interest and dividend income	197,159	21,422	481

Interest expense:
Interest on deposits	41,574	5,483	—
Interest on borrowings	122	29	—

Total interest expense	41,696	5,512	—

Net interest income before provision for loan losses	155,463	15,910	481
Provision for loan losses	20,002	88	—

Net interest income after provision for loan losses	135,461	15,822	481

Non-interest income:
FDIC loss sharing (expense) income	(4,722)	2,236	—
Service charges	16,810	1,094	—
Bank card fees	7,611	517	—
Bargain purchase gain	60,520	37,778	—
Gain (loss) on sales of mortgages	1,103	268	—
Gain (loss) on sale of securities, net	(645)	11	—
Gain on recoveries of previously charged-off acquired loans	5,902	—	—
Other non-interest income	2,907	259	—

Total non-interest income	89,486	42,163	—

Non-interest expense:
Salaries and employee benefits	67,480	25,876	1,775
Occupancy and equipment	17,975	1,392	32
Professional fees	14,250	1,338	84
Telecommunications and data processing	12,905	849	—
Marketing and business development	6,034	65	—
Other real estate owned expenses	7,064	673	—
Problem loan expenses	4,389	615	—
Intangible asset amortization	4,359	—	—
FDIC deposit insurance	4,550	712	—
ATM/debit card expenses	2,892	206	—
Acquisition related costs	4,935	14,076	—
Loss (gain) from change in fair value of warrant liability	(56)	44	(270)
Other non-interest expense	8,761	3,135	226

Total non-interest expense	155,538	48,981	1,847

Income (loss) before income taxes	69,409	9,004	(1,366)
Income tax expense	27,446	2,953	168

Net income (loss)	$41,963	$6,051	$(1,534)

Income (loss) per share — basic	$0.81	$0.11	$(0.07)
Income (loss) per share — diluted	$0.81	$0.11	$(0.07)

Weighted average number of common shares outstanding:
Basic	51,978,744	53,000,454	21,251,006
Diluted	52,104,021	53,000,454	21,251,006

See accompanying notes to the consolidated financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years ended December 31, 2011 and 2010 and

For the Period from June 16, 2009 (Date of Inception) through December 31, 2009

(In thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$41,963	$6,051	$(1,534)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for loan losses	20,002	88	—
Depreciation and amortization	7,028	228	—
Loss (gain) on sale of securities, net	645	(11)	—
Deferred income tax expense	(1,941)	2,561	—
Discount accretion, net of premium amortization	5,504	743	—
Loan accretion	(75,760)	(12,586)	—
Amortization (accretion) of indemnification asset	6,132	(1,689)	—
Bargain purchase gain	(60,520)	(37,778)	—
(Gain) loss on the sale of other real estate owned, net	(3,063)	432	—
Impairment on other real estate owned	1,138	—	—
Stock-based compensation	12,564	16,613	—
Increase in due to FDIC, net	5,844	13,564	—
Decrease (increase) in other assets	5,094	(10,038)	(485)
Decrease (increase) in other liabilities	14,295	(13,589)	74

Net cash used in operating activities	(21,075)	(35,411)	(1,945)

Cash flows from investing activities:
(Purchase) sale of FHLB of Des Moines stock	(3,467)	3,024	—
Sale of FHLB of Topeka stock	12,252	—	—
Purchase of FRB Stock	(13,320)	(16,800)	—
Sale of FRB stock	5,811	—	—
Sales of investment securities available-for-sale	228,374	69,118	—
Maturities of investment securities available-for-sale	269,859	—	—
Purchase of investment securities held-to-maturity	(3,583)	—	—
Purchase and settlement of investment securities available-for-sale	(1,463,778)	(460,169)	—
Net decrease in loans	425,537	95,969	—
Purchase of premises and equipment	(21,823)	(950)	(80)
Proceeds from sales of other real estate owned	51,745	8,029	—
Decrease in FDIC Indemnification asset	82,848	—	—
Net cash provided from acquisitions	636,918	1,492,167	—

Net cash provided by (used in) investing activities	207,373	1,190,388	(80)

Cash flows from financing activities:
Net decrease in deposits	(365,500)	(146,571)	—
Increase in repurchase agreements	18,832	—	—
Repayment of FHLB Advances	(133,529)	(83,894)	—
FDIC Clawback liability	14,800	11,571	—
Restricted stock redemptions	(496)	—	—
Issuance (repurchase) of common stock	2	(127,641)	1,101,313

Net cash (used in) provided by financing activities	(465,891)	(346,535)	1,101,313

(Decrease) increase in cash and cash equivalents	(279,593)	808,442	1,099,288
Cash and cash equivalents at beginning of the year	1,907,730	1,099,288	—

Cash and cash equivalents at end of the year	$1,628,137	1,907,730	$1,099,288

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$46,063	$8,503	$—
Cash paid during the year for taxes	$16,772	$685	$—
Issuance of warrants	$—	$4,845	$2,283
Issuance of value appreciation rights	$1,147	$750	$—

Supplemental schedule of noncash investing activities:
Loans transferred to other real estate owned	$52,294	$11,604	$—
Investment trades transacted but not settled	$—	$564,094	$—

See accompanying notes to the consolidated financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and

Other Comprehensive Income

For the Years ended December 31, 2011 and 2010 and

For the Period from June 16, 2009 (Date of Inception) through December 31, 2009

(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained (deficit)/earnings	Accumulated other comprehensive income, net	Total
Balance, June 16, 2009	$—	$—	$—	$—	$—
Capital contribution	584	1,100,729	—	—	1,101,313
Issuance of common stock warrants (237,500 warrants)	—	(2,283)	—	—	(2,283)
Net loss	—	—	(1,534)	—	(1,534)

Balance, December 31, 2009	$584	$1,098,446	$(1,534)	$—	$1,097,496
Shares repurchased (6,382,024 shares)	(64)	(127,577)	—	—	(127,641)
Issuance of warrants (593,200 warrants)	—	(4,845)	—	—	(4,845)
Increase in additional paid-in capital in connection with stock-based compensation plans	—	16,613	—	—	16,613
Net income, net of tax of $4	—	—	6,051	—	6,051
Other comprehensive income:
Unrealized gains on available-for-sale securities arising during the period, net of tax of $3,138				6,092	6,092
Reclassification adjustment for gains included in net income, net of tax of $4				(7)	(7)

Total comprehensive income					12,136

Balance, December 31, 2010	$520	$982,637	$4,517	$6,085	$993,759

Increase in additional paid-in capital in connection with stock-based compensation plans	—	12,564	—	—	12,564
Restricted stock vesting	2				2
Redemption of restricted stock	—	(496)			(496)
Transfer					—
Net income	—	—	41,963	—	41,963
Other comprehensive income:
Unrealized gains on available-for-sale securities arising during the period, net of tax of $26,263	—	—	—	40,537	40,537
Reclassification adjustment for losses included in net income, net of tax of $245	—	—	—	400	400

Total comprehensive income					82,900

Balance, December 31, 2011	$522	$994,705	$46,480	$47,022	$1,088,729

See accompanying notes to the consolidated financial statements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 1 Basis of Presentation

National Bank Holdings Corporation, formerly known as NBH Holdings Corp., (the “Company”) is a bank holding company that was incorporated in the State of Delaware in June 2009 with the intent to acquire and operate community banking franchises and other complementary businesses in targeted markets. The accompanying consolidated financial statements include the accounts of Company and its wholly owned subsidiaries, Bank Midwest, N.A., which was acquired by the Company on December 10, 2010 (now known as NBH Bank, N.A.), including the accounts of the Bank of Choice, which was acquired by Bank Midwest, N.A. on July 22, 2011 and the Community Banks of Colorado, which was acquired by Bank Midwest, N.A. on October 21, 2011, and Hillcrest Bank, N.A., which was acquired by the Company on October 22, 2010 and merged into Bank Midwest, N.A. in 2011 (collectively, the “Banks”). The results of operations of the Banks are included from the respective dates of the acquisitions (October 22, 2010 for Hillcrest Bank, N.A., December 10, 2010 for Bank Midwest, N.A., July 22, 2011 for Bank of Choice, and October 21, 2011 for Community Banks of Colorado), and as such, the operating results for 2009 do not reflect any results of operations for the Banks. The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and where applicable, with general practices in the banking industry or guidelines prescribed by bank regulatory agencies. The consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results presented, including retrospective adjustments to the acquisition day fair values of certain assets acquired and liabilities assumed in the Community Banks of Colorado transaction that occurred during the measurement period. All other adjustments are of a normal recurring nature. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of prior years’ amounts are made whenever necessary to conform to current period presentation.

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of its acquisitions that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

As discussed in Note 3, the Financial Accounting Standards Board (“FASB”) released new guidance to address pro forma disclosure requirements for business combinations. For the Company, disclosure of such information is impracticable as the Company’s acquisitions related to troubled financial institutions for which historical financial information is not reasonably available and in which federal assistance was an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to reduce the relevance of such information to an assessment of future operations.

The Company’s significant accounting policies followed in the preparation of the consolidated financial statements are disclosed in Note 2. GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from covered assets, the valuation of the FDIC indemnification asset and clawback liability, the valuation of other real estate owned, the fair value

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the deferred tax assets, the evaluation of investment securities for other-than-temporary impairment, the fair values of financial instruments, the allowance for loan losses (“ALL”), and contingent liabilities. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Summary of Significant Accounting Policies

a) Acquisition activities — The Company accounts for business combinations under the acquisition method of accounting. Assets acquired and liabilities assumed are measured and recorded at fair value at the date of acquisition, including identifiable intangible assets. If the fair value of net assets acquired exceeds the fair value of consideration paid, a bargain purchase gain is recognized at the date of acquisition. Conversely, if the consideration paid exceeds the fair value of the net assets acquired, goodwill is recognized at the acquisition date. Fair values are subject to refinement for up to a maximum of one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

The determination of the fair value of loans acquired takes into account credit quality deterioration and probability of loss; therefore, the related ALL is not carried forward. The Company has segregated total loans into two separate categories: (a) loans receivable — covered and (b) loans receivable — non-covered, both of which are more fully described below.

Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity). Deposit liabilities and the related depositor relationship intangible assets, known as the core deposit intangible assets, may be exchanged in observable exchange transactions. As a result, the core deposit intangible asset is considered identifiable, because the separability criterion has been met.

An FDIC indemnification asset is recognized when the FDIC contractually indemnifies, in whole or in part, the Company for a particular uncertainty. The recognition and measurement of an indemnification asset is based on the related indemnified items. The Company recognizes an indemnification asset at the same time that the indemnified item is recognized and measures it on the same basis as the indemnified items, subject to collectibility or contractual limitations on the indemnified amounts.

Under FDIC loss sharing agreements, the Company may be required to return a portion of cash received from the FDIC in the event that losses do not reach a specified threshold, based on the initial discount less cumulative servicing costs for the covered assets acquired. Such liabilities are referred to as clawback liabilities and are considered to be contingent consideration as they require the return of a portion of the initial consideration in the event that certain contingencies are met. The Company recognizes clawback liabilities that represent contingent consideration at fair value at the date of acquisition. The clawback liabilities are included in due to FDIC in the accompanying consolidated statements of financial condition, and are periodically re-measured and any changes in value are reflected in both the carrying amount of the clawback liability and the related accretion that is recognized through FDIC loss sharing income in the consolidated statements of operations until the contingency is resolved.

b) Cash and cash equivalents — Cash and cash equivalents include cash, cash items, amounts due from other banks, amounts due from the Federal Reserve Bank of Kansas City, federal funds sold, and interest-bearing bank deposits.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

c) Investment securities — Investment securities may be classified in three categories: trading, available-for-sale and held-to-maturity. Management determines the appropriate classification at the time of purchase and reevaluates the classification at each reporting period. The Company has classified the majority of its investment portfolio as available-for-sale. Any sales of available-for-sale securities are for the purpose of executing the Company’s asset/liability management strategy, reducing borrowings, funding loan growth, providing liquidity, or eliminating a perceived credit risk in a specific security. Held-to-maturity securities are carried at amortized cost and the available-for-sale securities are carried at estimated fair value. Unrealized gains or losses on securities available-for-sale are reported as accumulated other comprehensive income (“AOCI”), a component of stockholders’ equity, net of income tax. Gains and losses realized upon sales of securities are calculated using the specific-identification method and are included in gains or losses on sale of securities, net in the consolidated statements of operations. Premiums and discounts are amortized to interest income over the estimated lives of the securities. Prepayment experience is periodically evaluated and a determination made regarding the appropriate estimate of the future rates of prepayment. When a change in a bond’s estimated remaining life is necessary, a corresponding adjustment is made in the related premium amortization or discount accretion. Purchases and sales of securities, including any corresponding gains or losses, are recognized on a trade-date basis and a receivable or payable is recognized for pending transaction settlements.

Management evaluates all investments for OTTI on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Impairment is considered to be other-than-temporary if it is likely that all amounts contractually due will not be received for debt securities and when there is no positive evidence indicating that an investment’s carrying amount is recoverable in the near term for equity securities. When impairment is considered other than temporary, the cost basis of the security is written down to fair value, with the impairment charge related to credit included in earnings, while the impairment charge related to all other factors is recognized in other comprehensive income. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the entire amount of the OTTI is recorded in earnings. In evaluating whether the impairment is temporary or other than temporary, the Company considers, among other things, the severity and duration of the unrealized loss position; adverse conditions specifically related to the security; changes in expected future cash flows; downgrades in the rating of the security by a rating agency; the failure of the issuer to make scheduled interest or principal payments; whether the Company has the intent to sell the security; and whether it is more likely than not that the Company will be required to sell the security.

d) Non-marketable securities — Non-marketable securities include Federal Reserve Bank stock and Federal Home Loan Bank stock. These securities have been acquired for debt or regulatory purposes, are carried at cost, and are classified as available-for-sale.

e) Loans receivable — covered — Loans acquired in FDIC assisted transactions that are covered under loss sharing agreements are referred to as covered loans. Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse the Company for a percentage of losses on covered assets up to stated loss thresholds. The Company must reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under loss sharing agreements.

Covered loans are recorded at their estimated fair value at the time of acquisition. Estimated fair values of covered loans were based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. Covered loans were grouped together according to similar characteristics such as type of loan, loan purpose, geography, risk rating and underlying collateral and were treated as distinct pools when applying

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

various valuation techniques and, in certain circumstances, for the ongoing monitoring of the credit quality and performance of the pools. Each pool is accounted for as a single loan for which the integrity is maintained throughout the life of the asset.

The Company accounts for and evaluates acquired loans in accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. When loans exhibit evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all principal and interest payments in accordance with the terms of the loan agreement, the expected shortfall in future cash flows, as compared to the contractual amount due, is recognized as a non-accretable difference. Any excess of expected cash flows over the acquisition date fair value is known as the accretable yield, and is recognized as accretion income over the life of each pool. Loans that meet the criteria for non-accrual of interest at the time of acquisition may be considered performing, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value of such loans is expected.

Expected cash flows over the acquisition date fair value are periodically reestimated utilizing the same cash flow methodology used at the time of acquisition and subsequent decreases to the expected cash flows will generally result in a provision for loan losses charge to the Company’s consolidated statements of operations. Any increases to the cash flow projections are recognized on a prospective basis through an increase to the pool’s accretion income over its remaining life once any previously recorded provision expense has been reversed. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

Covered loans outside the scope of ASC Topic 310-30 are accounted for under ASC Topic 310, Receivables. Discounts created when the loans are recorded at their estimated fair values at acquisition are accreted over the remaining term of the loan as an adjustment to the related loan’s yield. Similar to uncovered and originated loans described below, the accrual of interest income on covered loans that are not impaired at the time of acquisition is discontinued when the collection of principal or interest, in whole or in part, is doubtful. Interest is generally not accrued on loans 90 days or more past due unless they are well secured and in the process of collection.

In the event of borrower default of covered loans or non-covered loans, as described below, the Company may seek recovery in compliance with state lending laws, the respective loan agreements, and credit monitoring and remediation procedures that may include modifying or restructuring a loan from its original terms, for economic or legal reasons, to provide a concession to the borrower from their original terms due to borrower financial difficulties in order to facilitate repayment. Such restructured loans are considered “troubled debt restructurings” and are identified in accordance with ASC Topic 310-40 Troubled Debt Restructurings by Creditors. Under this guidance, modifications to loans that fall within the scope of ASC Topic 310-30 are not considered troubled debt restructurings, regardless of otherwise meeting the definition of a troubled debt restructuring.

f) Loans receivable — non-covered — Loans receivable — not covered include loans that are acquired through acquisitions that are not covered by loss sharing agreements and loans originated by the Company. Much like covered loans, acquired non-covered loans are initially recorded at fair value and are accounted for under either ASC Topic 310-30 or ASC Topic 310, as described above. Loans originated by the Company are carried at the principal amount outstanding, net of premiums, discounts, unearned income, and deferred loan fees and costs. Non-refundable loan origination and commitment fees, net of direct costs of originating or acquiring loans, and fair value adjustments for acquired loans, are deferred and recognized as an adjustment to the loans’ effective yield over the estimated remaining lives of the related loans.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Interest income on loans that were not impaired at the time of acquisition and interest income on loans originated by the Company is accrued and credited to income as it is earned using the interest method based on daily balances of the principal amount outstanding. However, interest is generally not accrued on loans 90 days or more past due, unless they are well secured and in the process of collection. Additionally, in certain situations, loans that are not contractually past due may be placed on non-accrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value or deficient primary and secondary sources of repayment. Accrued interest receivable is reversed when a loan is placed on non-accrual status and payments received generally reduce the carrying value of the loan. Interest is not accrued while a loan is on non-accrual status and interest income is generally recognized on a cash basis only after payment in full of the past due principal and collection of principal outstanding is reasonably assured. A loan may be placed back on accrual status if all contractual payments have been received, or sooner under certain conditions and collection of future principal and interest payments is no longer doubtful.

g) Allowance for loan losses — The allowance for loan losses (“ALL”) represents management’s estimate of probable credit losses inherent in loans, including acquired and covered loans to the extent necessary, as of the balance sheet date. The determination of the ALL takes into consideration, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical net loan losses, any declines in cash flow assumptions from acquisition, and other factors that warrant recognition. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the ALL. Such agencies may require the Company to recognize additions to the ALL or increases to adversely graded classified loans based on their judgments about information available to them at the time of their examinations.

The Company uses an internal risk rating system to indicate credit quality in the loan portfolio. The risk rating system is applied to covered and non-covered loans and uses a series of grades, which reflect management’s assessment of the risk attributable to loans based on an analysis of the borrower’s financial condition and ability to meet contractual debt service requirements. Loans that management perceives to have acceptable risk are categorized as “Pass” loans. The “Special mention” loans represent loans that have potential credit weaknesses that deserve management’s close attention. Special mention loans include borrowers that have potential weaknesses or unwarranted risks that, unless corrected, may threaten the borrower’s ability to meet debt requirements. However, these borrowers are still believed to have the ability to respond to and resolve the financial issues that threaten their financial situation. Loans classified as “Substandard” are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a distinct possibility of loss if the deficiencies are not corrected. “Doubtful” loans are loans that management believes the collection of payments in accordance with the terms of the loan agreement is highly questionable and improbable. Doubtful loans are deemed impaired and put on non-accrual status. Loans accounted for under ASC Topic 310-30, despite being 90 days or more past due or internally adversely classified, may be classified as performing upon and subsequent to acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the carrying value of such loans is expected. Interest accrual is discontinued on doubtful loans and certain substandard loans that are excluded from ASC Topic 310-30, as is more fully discussed in Note 7.

The Company routinely evaluates risk-rated credits for impairment. Impairment, if any, is typically measured for each loan based on a thorough analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the loan’s estimated fair value, or the estimated fair value of the underlying collateral less costs of disposition for collateral dependent loans. General allowances are established for loans with similar characteristics. In this process, general allowance factors are based on an analysis of historical loss and recovery experience, if any, related to the acquired loans, as well as certain industry experience, with adjustments made for qualitative or environmental factors that are likely to cause

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

estimated credit losses to differ from historical experience. To the extent that the data supporting such factors has limitations, management’s judgment and experience play a key role in determining the allowance estimates.

Additions to the ALL are made by provisions for loan losses that are charged to operations. The allowance is decreased by charge-offs due to losses and is increased by provisions for loan losses and recoveries. When it is determined that specific loans, or portions thereof, are uncollectible, these amounts are charged off against the ALL. If repayment of the loan is collateral dependent, the fair value of the collateral, less cost to sell, is used to determine charge-off amounts.

The Company maintains an ALL for loans accounted for under ASC Topic 310-30 as a result of impairment to loan pools arising from the periodic re-valuation of these loans. Any impairment in the individual pool is generally recognized in the current period as provision for loan losses. Any improvement in the estimated cash flows, is generally not recognized immediately, but is instead reflected as an adjustment to the related loan pools yield on a prospective basis once any previously recorded impairment has been recaptured.

h) FDIC indemnification asset — An FDIC indemnification asset results from loss sharing agreements in FDIC-assisted transactions and is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The FDIC indemnification asset represents the estimated fair value of expected reimbursements from the FDIC for losses on covered loans and covered OREO. Pursuant to the terms of the loss sharing agreements, covered loans and OREO are subject to stated loss thresholds whereby the FDIC will reimburse the Company for a percentage of losses and expenses up to the stated loss thresholds. The FDIC indemnification asset is initially recorded at its estimated fair value. Fair value is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC and the discount is accreted to income in connection with the expected speed of reimbursements. This accretion is included in FDIC loss sharing income (loss) in the consolidated statements of operations.

The accounting for the FDIC indemnification asset is closely related to the accounting for the underlying, indemnified assets. The Company reestimates the expected indemnification asset cash flows in conjunction with the periodic reestimation of cash flows on covered loans. Improvements in cash flow expectations on covered loans generally result in a related decline in the expected indemnification cash flows and are reflected prospectively as a negative yield adjustment on the indemnification asset. Declines in cash flow expectations on covered loans generally result in an increase in expected indemnification cash flows and are reflected as an increase to the indemnification asset. This increase is included in FDIC loss sharing income (loss) in the consolidated statements of operations. As indemnified assets are resolved and the Company is reimbursed by the FDIC for the value of the resolved portion of the FDIC indemnification asset, the Company reduces the carrying value of the FDIC indemnification asset.

i) Clawback liability — A clawback liability is recorded to reflect the contingent liability assumed in an FDIC-assisted transaction whereby the Company is obligated to refund a portion of cash received from the FDIC at acquisition in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. Such a liability is considered to be contingent consideration as it requires a payment by the Company to the FDIC in the event that certain contingencies are met. The clawback liability is recorded at its acquisition date fair value and is included in due to FDIC in the accompanying statements of financial condition. The clawback liability is remeasured at each reporting period and any changes are reflected in both the carrying amount of the clawback liability and the related accretion that

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

is recognized through FDIC loss sharing income in the consolidated statements of operations until the contingency is resolved.

j) Value appreciation rights — Value appreciation rights (“VAR”) may be issued in business combinations as part of the consideration transferred and a finite term is set forth in each VAR agreement. The VAR is tied to the Company’s stock price and is remeasured at each reporting period based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

k) Premises and equipment — With the exception of premises and equipment acquired through business combinations, which are initially measured and recorded at fair value, purchased land is stated at cost, and buildings and equipment are carried at cost, including capitalized interest when appropriate, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. The Company generally assigns depreciable lives of 39 years for buildings, 7 to 15 years for building improvements, and 3 to 7 years for equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or remaining lease terms. Maintenance and repairs are charged to non-interest expense as incurred. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

l) Goodwill and intangible assets — Goodwill is established and recorded if the consideration given during an acquisition transaction exceeds the fair value of the net assets received. Goodwill has an indefinite useful life and is not amortized, but is evaluated annually for potential impairment, or when events or circumstances indicate a potential impairment. The Company first evaluates potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying amount. Any excess of carrying value over fair value would indicate a potential impairment and the Company would proceed to perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. Intangible assets that have finite useful lives, such as core deposit intangibles, are amortized over their estimated useful lives.

The Company’s core deposit intangible assets represent the value of the anticipated future cost savings that will result from the acquired core deposit relationships versus an alternative source of funding. Judgment may be used in assessing goodwill and intangible assets for impairment. Estimates of fair value are based on projections of revenues, operating costs and cash flows of the reporting unit considering historical and anticipated future results, general economic and market conditions, as well as the impact of planned business or operational strategies. The valuations use a combination of present value techniques to measure fair value and consider market factors. Additionally, judgment is used in determining the useful lives of finite-lived intangible assets. Adverse changes in the economic environment, operations of the reporting unit, or changes in judgments and projections could result in a significantly different estimate of the fair value of the reporting unit and could result in an impairment of goodwill and/or intangible assets.

m) Other real estate owned — OREO consists of property that has been foreclosed on or repossessed by deed in lieu of foreclosure. The assets are initially recorded at the fair value of the collateral less estimated costs to sell, with any initial valuation adjustments charged to the ALL. Subsequent valuation adjustments, if any, in addition to gains and losses realized on sales and net operating expenses, are recorded in other non-interest expense. Costs associated with maintaining property, such as utilities and maintenance, are charged to expense in the period in which they occur, while costs relating to the development and improvement of property are capitalized to the extent the balance does not exceed fair value. All OREO acquired through acquisition is

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

recorded at fair value at the date of acquisition. The Company’s loss sharing agreements with the FDIC covers losses and expenses incurred on OREO resulting from the covered assets in the Hillcrest Bank and Community Banks of Colorado transactions in the same manner, and are included in the same loss thresholds, as the covered loans.

n) Securities sold under agreements to repurchase — The Company enters into sales of securities under agreements to repurchase as of a specified future date. These repurchase agreements are considered financing agreements and the obligation to repurchase assets sold is reflected as a liability in the consolidated statements of financial condition of the Company. The repurchase agreements are collateralized by debt securities that are under the control of the Company.

o) Stock-based compensation — The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation — Stock Compensation. The Company grants stock-based awards including stock options and restricted stock. Stock option grants are for a fixed number of common shares and are issued to employees and directors at exercise prices which are not less than the fair value of a share of stock at the date of grant. The options vest over a time period stated in each option agreement and may be subject to other performance vesting conditions, which require the related compensation expense to be recorded ratably over the requisite service period starting when such conditions become probable. Certain stock options contain vesting conditions that are tied to the Company’s shares becoming publicly listed on a national exchange. Restricted stock is granted for a fixed number of shares, the transferability of which is restricted until such shares become vested according to the terms in the award agreement. Restricted shares typically have multiple vesting qualifications which may include time-vesting of a set portion of the restricted shares following a qualified investment transaction (a performance criterion), market criteria that are tied to specified market conditions of the Company’s common stock price and/or vesting tied to the Company’s shares becoming publicly listed on a national exchange.

The fair value of awards is measured using either a Black-Scholes model or a Monte Carlo simulation model, depending on the vesting requirement of each grant. Expense is typically recognized over the expected vesting period, by vesting tranche, based on the fair value of the awards on the grant date. In accordance with ASC Topic 718, the Company will recognize compensation expense on the grants that have vesting requirements tied to the Company’s shares becoming listed on a national exchange subsequent to that vesting requirement being met. The amortization of stock-based compensation reflects any estimated forfeitures and the expense realized in subsequent periods may be adjusted to reflect the actual forfeitures realized. The outstanding stock options and restricted shares carry a maximum contractual term of 10 years. To the extent that any award is forfeited, surrendered, terminated, expires, or lapses without being exercised, the shares of stock subject to such award not delivered as a result thereof are again made available for awards under the Plan.

p) Warrants — The Company issued warrants to certain lead stockholders. The warrants are for a fixed number of shares and expire ten years from the date of issuance. If exercised, the Company must settle the warrants in its own stock. The exercise price and the number of warrants are subject to a down-round provision whereby subsequent equity issuances at a price below the existing exercise price will result in a downward adjustment to the exercise price and an increase to the number of warrants, and as a result, the warrants are classified as a liability in the Company’s consolidated statements of financial condition. The Company is required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations as “loss (gain) from change in fair value of warrant liability” in non-interest expense in the period in which the change occurred. The fair value of the warrants is calculated using a Black-Scholes model.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

q) Income taxes — The Company and its subsidiaries file U.S. federal and certain state income tax returns on a consolidated basis. Additionally, the Company and its subsidiaries file separate state income tax returns with various state jurisdictions. The provision for income taxes includes the income tax balances of the Company and all of its subsidiaries.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax rates in the period of change. The Company establishes a valuation allowance when management believes, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company recognizes and measures income tax benefits based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized for a position in this model and the tax benefit claimed on a tax return is treated as an unrecognized tax benefit. The Company recognizes income tax related interest and penalties in income tax expense.

q) Earnings (loss) per share (EPS) — Basic earnings (loss) per share are computed by dividing income allocated to common stockholders by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share are computed by dividing income allocated to common stockholders by the weighted average common shares outstanding during the period, plus amounts representing the dilutive effect of stock options outstanding, unvested restricted shares, warrants to issue common stock, or other contracts to issue common shares (“common stock equivalents”). Common stock equivalents are excluded from the computation of diluted earnings (loss) per common share in periods in which they have an anti-dilutive effect.

Note 3 Recent Accounting Pronouncements

Disclosure of Supplementary Pro Forma Information for Business Combinations — In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations to provide guidance on the pro forma revenue and earnings information disclosed subsequent to a business combination. The guidance specifies that if a public entity presents comparative financial statements, pro forma revenue and earnings of the combined entity should be presented as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The new disclosure requirements are effective for business combinations that occur on or after December 15, 2010. As described in Note 1, the Company has omitted certain financial information of its acquisitions that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X pursuant to a request for relief submitted to, and not objected to by the SEC. The Company anticipates that it will request similar relief for any future acquisitions of troubled financial institutions for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations. Adoption of this ASU affects disclosures only, and the Company does not expect that the adoption of the new guidance will have a material impact on its financial position, results of operations or liquidity.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring — In April, 2011, the FASB issued ASU 2011-02 “A Creditors Determination of Whether a Restructuring is a Troubled Debt Restructuring” to clarify existing guidance for determining if a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The guidance further clarifies that, for loans accounted for in a pool in accordance with Accounting Standards Codification (“ASC”) Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, neither the modification of a loan within a pool nor the changes in expected cash flows of a pool that result from the modification of one or more loans within the pool constitute a troubled debt restructuring. The Company implemented this guidance during 2011 and expects that the adoption of this guidance will increase the classification of loans not accounted for under ASC Topic 310-30 as troubled debt restructurings upon modification of loan terms.

Reconsideration of Effective Control for Repurchase Agreements — In April, 2011, the FASB issued ASU No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements.” The amendments in this ASU remove from the assessment of effective control the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. This guidance also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all of the cost of purchasing replacement financial assets. The guidance in this ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance is to be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date and early adoption is not permitted. The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial statements, results of operations or liquidity.

Fair Value Measurements — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement to facilitate convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”) to achieve common fair value measurement and disclosure requirements. The amendments in the ASU provide common requirements for measuring fair value and for disclosing information about fair value measurements. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments provided in the ASU will be effective for the Company for interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-04 will have a material impact on its financial statements, results of operations or liquidity.

Presentation of Comprehensive Income — In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” This guidance provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company is required to adopt this update retrospectively for the quarter ended March 31, 2012. Adoption of this update will affect the presentation of the components of comprehensive income in the Company’s financial statements, but will not have an impact on the Company’s consolidated statements of financial condition, results of operations or liquidity. ASU 2011-12 delayed the effective date of certain requirements of ASU 2011-05 related to the presentation of reclassifications of items out of accumulated other comprehensive income.

Goodwill Impairment Testing — In September 2011, the FASB issued ASU 2011-08, Testing for Goodwill Impairment, which amends ASC Topic 350 to allow companies the option of performing a qualitative assessment

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

before calculating the fair value of the reporting unit (i.e. step one of the goodwill impairment test). If the Company determines, on the basis of qualitative factors, that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, the two-step impairment test would not be required. The amendments are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, early adoption is permitted. The Company will adopt the amended standard for the year ending December 31, 2012, as required. The Company does not expect this standard to have a material impact on its financial statements, results of operations or liquidity.

Note 4 Acquisition Activities

The Company completed two acquisitions in 2011 and two acquisitions in 2010. The Company has determined that the each of the acquisitions, as more fully described below, constitutes a business combination as defined in ASC Topic 805, Business Combinations. Accordingly, as of the date of the acquisitions, the Company recorded the assets acquired and liabilities assumed at fair value. The Company determined fair values in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements and Disclosures. Fair value is established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions about appropriate discount rates, expected future cash flows, market conditions and other future events and actual results could differ materially. The determination of the initial fair values of covered loans and the related FDIC indemnification asset and clawback liability involve a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available at the time; however, the assumptions used are subject to change and, if changed, could have a material effect on the Company’s financial position and results of operations.

Community Banks of Colorado — On October 21, 2011, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Community Banks of Colorado of Greenwood Village, Colorado. Upon closing the acquisition, the Company reopened the 36 full-service banking centers in Colorado and the 4 full-service banking centers in California previously owned by Community Banks of Colorado, as branches of Bank Midwest, N.A., branded as Community Banks of Colorado.

Excluding the effects of acquisition accounting adjustments, the Company acquired assets of $1.3 billion and assumed deposits and other liabilities of $1.2 billion in connection with the acquisition of Community Banks of Colorado. The net assets were acquired at a discount of $98.0 million, which is reflected as a portion of the cash acquired, and the settlement amount received from the FDIC at close was $61.4 million. In conjunction with the Community Banks of Colorado purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a payment equal to the excess of the Company’s common stock price and a strike price of $18.93 per unit at a future time, not to exceed two years. The VAR may be settled in cash or the Company’s stock. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Community Banks of Colorado to be approximately $0.5 million, and is included in Due to FDIC in the accompanying consolidated statements of financial condition.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The Company has determined that the Community Banks of Colorado acquisition constitutes a business combination as defined under ASC Topic 805. In accordance with that guidance, the Company recorded all assets acquired and liabilities assumed at their fair values as of the date of acquisition. Information regarding the fair value adjustments recorded by the Company in accordance with ASC Topic 805 is shown in the following table (in thousands):

	As Acquired from FDIC	Fair Value Adjustments	Settlement amount received from FDIC	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$188,770	$—	$61,390	$250,160
Investment securities, available for sale	11,361	—	—	11,361
Non-marketable securities	2,753	—	—	2,753
Loans	966,248	(211,365)	—	754,883
FDIC indemnification asset	—	150,987	—	150,987
Other real estate owned	72,478	(42,729)	—	29,749
Premises and equipment	212	—	—	212
Goodwill	—	7,188	—	7,188
Core deposit intangible asset	—	4,810	—	4,810
Due from FDIC	9,936	—	—	9,936
Accrued interest and other assets	6,245	—	—	6,245

Total assets	$1,258,003	$(91,109)	$61,390	$1,228,284

Liabilities assumed:
Deposits	$1,194,987	$—	$—	$1,194,987
Federal Home Loan Bank advances	15,000	1,381	—	16,381
Accrued interest payable	553	—	—	553
Due to FDIC	630	15,347	—	15,977
Other liabilities	386	—	—	386

Total liabilities	$1,211,556	$16,728	$—	$1,228,284

The fair value of loans and OREO acquired in the Community Banks of Colorado acquisition decreased $7.1 and $1.6 million during the measurement period from the original estimates. The change resulted in an increase to the indemnification asset of $5.5 million, an increase in goodwill of $2.7 million and a decrease to the clawback liability of $0.5 million. These adjustments are reflected in the above table.

At the date of acquisition, the gross contractual amounts receivable for loans not subject to the requirements of ASC Topic 310-30 was $144.7 million, the Company’s best estimate of contractual cash flows not expected to be collected was $27.0 million and recorded fair value was $116.8 million.

In connection with the purchase and assumption agreement with the FDIC, the Company entered into a loss sharing agreement with the FDIC whereby the Company will be reimbursed by the FDIC for a portion of the losses incurred on certain loans and certain OREO as a result of the resolution and disposition of the problem assets of Community Banks of Colorado. The loss sharing agreement with the FDIC covers a significant portion of the Community Banks of Colorado commercial loans, select other loans and unfunded commitments, and OREO, which are collectively referred to as the “covered assets.” However, the Company also acquired other assets of Community Banks of Colorado that are not covered by the loss sharing agreements, including $250.2 million of cash and cash equivalents, $11.4 million of investment securities, $2.8 million of

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

non-marketable securities, $288.2 million of non-covered loans and overdrafts, $4.9 million of non-covered OREO, and other assets. The loss sharing agreement covers losses on select loans and OREO and has provisions that reimburse the Company for direct expenses related to the resolution of the covered assets. For purposes of the loss sharing agreement, there are three tranches of losses, each beginning after the loss threshold of the previous tranche has been met, and each with a specified loss-coverage percentage. The loss thresholds and coverage amounts are as follows (dollars in thousands):

Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $204,194	80%
2	204,195-308,020	30%
3	>308,020	80%

The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred. The Company is also required to refund to the FDIC its share of recoveries under the loss sharing agreements. The term for the loss sharing agreement is eight years. The Company will share in losses and recoveries with the FDIC for the first five years. After the first five years, the FDIC will not share in losses but only in recoveries for the remaining three years. The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition and may not directly correspond to the Company’s carrying value of the related assets. The expected reimbursements from the FDIC under the loss sharing agreement were recorded as an indemnification asset at the estimated fair value of $151.0 million at the date of acquisition.

Within 45 days of the end of the loss sharing agreement with the FDIC, the Company may be required to pay the FDIC in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company recorded $14.8 million as the estimated fair value of this clawback liability at the acquisition date.

In connection with the Community Banks of Colorado transaction, the Company recognized approximately $7.2 million of goodwill and a $4.8 million core deposit intangible. The goodwill of $7.2 million recorded at the date of acquisition represents the amount by which the fair value of the consideration paid exceeds the acquisition-date fair value of the identifiable net assets acquired and synergies expected to be realized through consolidating the operations of Community Banks of Colorado with the Company’s existing operations.

Bank of Choice — On July 22, 2011, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Bank of Choice of Greeley, Colorado through its Bank Midwest, N.A. subsidiary. Upon closing the acquisition, the Company reopened the 16 full-service banking centers previously owned by the Bank of Choice, as branches of Bank Midwest, N.A., branded as Bank of Choice. Excluding the effects of acquisition accounting adjustments, the Company acquired assets of $772.6 million and assumed deposits and other liabilities of $872.7 million in connection with the acquisition of Bank of Choice. The net liabilities were acquired at a discount of $171.6 million, which is reflected as a portion of the cash acquired. In conjunction with the Bank of Choice purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a cash or stock payment equal to the excess of the Company’s common stock price and a strike price of $17.95 per unit at a future time, not to exceed two years. The VAR is applicable to a maximum of 100,000 units and the Company estimated the fair value of the VAR at the date of acquisition of Bank of Choice to be approximately $0.6 million, which is included in Due to FDIC in the accompanying consolidated statements of financial condition.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The Company has determined that the Bank of Choice acquisition constitutes a business combination as defined in ASC Topic 805. Accordingly, as of the date of acquisition, the Company recorded the assets acquired and liabilities assumed at fair value. The Company determined initial fair values in accordance with the guidance provided in ASC Topic 820. Fair value was established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions about appropriate discount rates, expected future cash flows, market conditions and other future events and actual results could differ materially. The determination of the fair values of loans involves a high degree of judgment and complexity and the Company has made the determinations of fair value using the best information available at the time.

A summary of the assets acquired and liabilities assumed in connection with the Bank of Choice acquisition and information regarding the fair value adjustments recorded by the Company in accordance with ASC Topic 805 Business Combinations are shown in the table below (in thousands):

	As acquired from FDIC	Fair Value Adjustments	Settlement amount received from FDIC	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$128,265	$—	$273,740	$402,005
Investment securities, available for sale	134,369	—	—	134,369
Non-marketable securities	9,840	—	—	9,840
Loans*	447,738	(86,491)	—	361,247
Other real estate owned	49,833	(15,498)	—	34,335
Gain on bargain purchase*	—	(60,520)	—	(60,520)
Premises and equipment	21	—	—	21
Core deposit intangible asset	—	5,190	—	5,190
Other assets	2,496	—	—	2,496

Total assets	$772,562	$(157,319)	$273,740	$888,983

Liabilities assumed:
Deposits	$760,227	$—	$—	$760,227
Federal Home Loan Bank advances	106,840	10,308	—	117,148
Accrued interest payable	751	—	—	751
Due to FDIC	—	2,526	—	2,526
Other liabilities	4,881	3,450	—	8,331

Total liabilities	$872,699	$16,284	$—	$888,983

*	The fair value of loans acquired decreased by $2.7 million during the measurement period from the original estimates. The change resulted in a decrease to the gain on bargain purchase of an identical amount. Both adjustments are reflected in the above table.

At the date of acquisition, the gross contractual amounts receivable for loans not subject to the requirement of ASC Topic 310-30 was $50.2 million, the Company’s best estimate of contractual cash flows not expected to be collected was $7.0 million and recorded fair value was $43.5 million.

In connection with the Bank of Choice transaction, the Company recognized a $5.2 million core deposit intangible and a bargain purchase gain of $60.5 million. The bargain purchase gain of $60.5 million recorded at the date of acquisition represents the amount by which the acquisition-date fair value of the identifiable net assets

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

acquired (inclusive of the $171.6 million purchase discount from the FDIC) exceeds the fair value of the consideration transferred.

Bank Midwest, N.A. — In July 2010, the Company agreed to acquire, and on December 10, 2010 completed the acquisition of, certain assets and the assumption of certain liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by DFC. In this transaction, the Company acquired 40 locations across Missouri and eastern Kansas, $2.4 billion of deposits and approximately $905.4 million of loans. The Company had specific performance criteria for the assets purchased and, as a result, did not acquire any non-accrual loans or OREO in connection with the Bank Midwest transaction.

The Company paid $56.0 million cash for the Bank Midwest net assets. The fair value of consideration paid exceeded the fair value of the Bank Midwest net assets acquired and resulted in the establishment of goodwill in the amount of $52.4 million, which will be tax deductible. In conjunction with the purchase and assumption of the Bank Midwest net assets, the Company infused $390 million of capital into Bank Midwest at the time of closing. Information regarding the assets acquired and liabilities assumed on December 10, 2010 in connection with the Bank Midwest acquisition are shown in the table below (in thousands):

	As Acquired from DFC	Fair Value Adjustments	Settlement amount paid to DFC	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$1,425,737	$—	$(56,000)	$1,369,737
Investment securities, available for sale	55,360	—	—	55,360
Non-marketable securities	400	—	—	400
Loans	905,354	(22,739)	—	882,615
Premises and equipment	30,662	5,562	—	36,224
Goodwill	—	52,442	—	52,442
Intangible assets	—	21,650	—	21,650
Accrued interest receivable	4,458	—	—	4,458
Other assets	3,520	—	—	3,520

Total assets	$2,425,491	$56,915	$(56,000)	$2,426,406

Liabilities assumed:
Deposits	$2,384,982	$915	$—	$2,385,897
Accrued interest payable	11,089	—	—	11,089
Other liabilities	29,420	—	—	29,420

Total liabilities	$2,425,491	$915	$—	$2,426,406

Hillcrest Bank, N.A. — On October 22, 2010, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Hillcrest Bank of Overland Park, Kansas.

Prior to the acquisition, Hillcrest Bank was a bank headquartered in Overland Park, Kansas, which operated nine full-service banking branches and 32 retirement center branches in four states. Excluding the effects of acquisition accounting adjustments, the Company purchased assets of $1.6 billion and assumed deposits and liabilities of $1.3 billion in connection with the acquisition of Hillcrest Bank. The net assets were acquired at a discount of $182.7 million, which is reflected as a portion of the cash acquired, and the settlement amount paid to the FDIC at close was $56.3 million. In conjunction with the Hillcrest Bank purchase and assumption agreement,

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

the Company also provided the FDIC with VAR whereby the FDIC is entitled to a cash payment equal to the excess of the Company’s common stock price and a strike price of $18.65 per unit at a future time, not to exceed two years. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Hillcrest Bank and at December 31, 2010 to be approximately $0.7 million, which is included in due to FDIC in the Company’s December 31, 2010 consolidated statements of financial condition. Any future changes to the value of the VAR will be included in other non-interest expense. The Company infused $170 million of capital into Hillcrest Bank immediately following the closing of the transaction.

A summary of the assets acquired and liabilities assumed in connection with the Hillcrest Bank acquisition are shown in the table below (in thousands):

	As Acquired from FDIC	Fair Value Adjustments	Settlement amount paid to FDIC	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$190,344	$—	$(56,343)	$134,001
Investment securities, available for sale	235,255	—	—	235,255
Non-marketable securities	4,042	—	—	4,042
Loans	1,016,394	(235,052)	—	781,342
FDIC indemnification asset	—	159,706	—	159,706
Other real estate owned, covered by loss share agreement	111,332	(59,732)	—	51,600
Gain on bargain purchase	—	(37,778)	—	(37,778)
Intangible assets	—	5,760	—	5,760
Premises and equipment	157	—	—	157
Other assets	4,882	—	—	4,882

Total assets	$1,562,406	$(167,096)	$(56,343)	$1,338,967

Liabilities assumed:
Deposits	$1,234,013	$—	$—	$1,234,013
Federal Home Loan Bank advances	80,460	3,434	—	83,894
Accrued interest payable	7,279	—	—	7,279
Due to FDIC	—	11,454	—	11,454
Other liabilities	1,575	752	—	2,327

Total liabilities	$1,323,327	$15,640	$—	$1,338,967

In connection with the purchase and assumption agreement of Hillcrest Bank with the FDIC, the Company entered into loss sharing agreements with the FDIC whereby the Company will be reimbursed by the FDIC for a portion of the losses incurred as a result of the resolution and disposition of the problem assets of Hillcrest Bank. The loss sharing agreements with the FDIC cover substantially all of Hillcrest Bank’s loans including single family residential mortgage loans, commercial real estate, commercial and industrial loans, unfunded commitments, and OREO, which are collectively referred to as the “covered assets.” However, the Company also acquired other assets of the failed bank that are not covered by the loss sharing agreements including $190.3 million of cash and cash equivalents, $239.3 million of investment securities purchased at fair value, $3.1 million of consumer loans and overdrafts, and other tangible assets. For purposes of the loss sharing agreements, the anticipated losses on the covered assets are grouped into two categories, commercial assets and single family assets, and each category has

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

its own specific loss sharing agreement. The loss sharing agreement categories cover losses on both loans and OREO in their respective categories and have provisions that reimburse the Company for direct expenses related to the resolution of these assets. Within the categories, there are three tranches of losses, each beginning after the loss threshold of the previous tranche has been met, and each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	$295,592	60%	1	$4,618	60%
2	405,293	0%	2	8,191	30%
3	>405,293	80%	3	>8,191	80%

The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred. The term for loss sharing on single family residential real estate loans is ten years, while the term for loss sharing on all other covered loans is five years. The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition. New loans originated after that date are not covered by the provisions of the loss sharing agreements. The Company will refund the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company under the loss sharing agreement.

The expected reimbursements from the FDIC under the loss sharing agreements were recorded as an indemnification asset at its estimated fair value of $159.7 million on the acquisition date. The indemnification asset reflects the present value of the expected net cash reimbursement related to the loss sharing agreement described above.

Within 45 days of the end of the loss sharing agreements with the FDIC, the Company may be required to pay the FDIC in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company recorded $11.5 million as the estimated fair value of this clawback liability at the acquisition date, which is included in due to FDIC in the accompanying December 31, 2010 consolidated statements of financial condition.

The Company believes that the FDIC loss sharing agreement mitigates the Company’s risk of loss on assets acquired. Nonetheless, to the extent, the actual values realized for the acquired assets are different from the estimates, the FDIC indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC. Additionally, the tax treatment of FDIC assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes as of the acquisition date.

In connection with the Hillcrest Bank transaction, the Company recognized approximately $37.8 million of bargain purchase gain and a $5.8 million core deposit intangible. The amount of bargain purchase gain recorded represents the excess of the fair value of the assets acquired (inclusive of the $182.7 million purchase discount from the FDIC) compared to the fair value of liabilities assumed (inclusive of the settlement amount paid to the FDIC of $56.3 million) at the date of acquisition. The Company incurred $6.4 million and $4.3 million of transaction expenses related to the acquisition of Bank Midwest and Hillcrest Bank, respectively, during the year ended December 31, 2010. See Note 18 for additional details regarding acquisition-related costs.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 5 Investment Securities

Available-for-sale

Available-for-sale investment securities are summarized as follows as of the dates indicated (in thousands):

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$3,300	$—	$—	$3,300
U.S. Government sponsored agency obligations	3,009	1	—	3,010
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies-available for sale	1,139,058	52,480	(1)	1,191,537
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	620,122	23,503	—	643,625
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	20,123	685	—	20,808
Other securities	419	—	—	419

Total	$1,786,031	$76,669	$(1)	$1,862,699

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$42,544	$4	$—	$42,548
U.S. Government sponsored agency obligations	500	—	—	500
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies-available for sale	1,023,812	12,926	(2,035)	1,034,703
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	178,098	234	(1,907)	176,425
Other securities	419	—	—	419

Total	$1,245,373	$13,164	$(3,942)	$1,254,595

At December 31, 2011 and 2010, mortgage-backed securities represented nearly 100% of the Company’s available-for-sale investment portfolio and all mortgage-backed securities were backed by government sponsored enterprises (“GSE”) collateral such as Federal Home Loan Mortgage Corporation (“FHLMC”), Government National Mortgage Association (“GNMA”) and Federal National Mortgage Association (“FNMA”).

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

At December 31, 2011 and 2010, the Company had $20 thousand and $222.4 million of available-for-sale securities that were temporarily impaired by $1 thousand and $3.9 million, respectively. Management evaluated all of the securities in an unrealized loss position and concluded that no other than temporary impairment (“OTTI”) existed at December 31, 2011 or 2010. The Company purchased all of the securities in the fourth quarter of 2010 and throughout the year of 2011. All of the securities in unrealized loss positions had been in continuous unrealized loss positions for less than twelve months at the respective reporting dates. The Company had no intention to sell these securities and believed it will not be required to sell the securities before the recovery of their amortized cost. The table below summarizes the unrealized losses as of the dates shown (in thousands):

	December 31, 2011		December 31, 2010
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	$20	$(1)	$79,914	$(2,035)
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	—	142,440	(1,907)

Total	$20	$(1)	$222,354	$(3,942)

The Company pledges certain securities as collateral for public deposits, securities sold under agreements to repurchase, treasury tax and loan agreements, and to secure borrowing capacity at the Federal Reserve Bank, if needed. The carrying value of securities pledged as collateral totaled $198.6 million and $119.3 million at December 31, 2011 and 2010, respectively. Investment securities may also be pledged as collateral should the Company utilize its line of credit at the FHLB of Des Moines; however, no investment securities were pledged for this purpose at December 31, 2011 or 2010.

During 2011, the Company sold approximately $229.5 million of investment securities. The sales were comprised of $33.4 million of fixed rate MBS pass-through securities and $153.9 million of fixed-rate residential collateralized mortgage obligations and $42.2 million of U.S. Treasury securities. The Company realized gross losses of $0.8 million offset by realized gross gains of $0.2 million on the sale of these securities during 2011, which is included in gain (loss) on sale of securities in the accompanying consolidated statements of operations.

During 2010, the Company sold $52.0 million of fixed-rate collateralized mortgage obligations and realized an $11 thousand gain on the sale, which is included in gain on sale of securities in the accompanying consolidated statements of operations for the year ended December 31, 2010.

The table below summarizes the contractual maturities of our available-for-sale investment portfolio (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$3,300	$3,300
Due after one year through five years	3,014	3,014
Due after five years through ten years	22,818	23,370
Due after ten years	1,756,480	1,832,596
Other securities	419	419

Total	$1,786,031	$1,862,699

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments. The estimated weighted average life of the mortgage-backed securities portfolio as of December 31, 2011 was 3.4 years. This estimate is based on assumptions and actual results may differ.

The Company’s U.S. Treasury securities have contractual maturities of less than one year. Other securities of $0.4 million have no stated contractual maturity date.

Held-to-maturity

At December 31, 2011 the Company held $6.8 million of held-to-maturity investment securities, of which $3.2 million were purchased by the Company under the classification of available-for-sale and transferred to the held-to-maturity classification and $3.6 million were purchased under the classification of held-to-maturity. None of the held-to-maturity securities were pledged as of the year ended 2011. The Company did not own held-to-maturity investment securities during 2010. Held-to-maturity investment securities are summarized as follows as of December 31, 2011 (in thousands):

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	$6,801	$28	$—	$6,829

Total	$6,801	$28	$—	$6,829

The table below summarizes the contractual maturities of our held-to-maturity investment portfolio at December 31, 2011 (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	6,801	6,829

Total	$6,801	$6,829

Note 6 Non-marketable Securities

Non-marketable securities include Federal Reserve Bank stock and FHLB stock. At December 31, 2011 the Company held $25.0 million of Federal Reserve Bank stock, $3.5 million of FHLB Des Moines stock, and $0.6 million of FHLB San Francisco stock, for regulatory or debt facility purposes. At December 31, 2010, the Company held $16.8 million of Federal Reserve Bank stock and $1.0 million of FHLB Des Moines stock.

This stock is restricted and is carried at cost, less any other than temporary impairment. There have been no identified events or changes in circumstances that may have an adverse effect on the investments carried at cost.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 7 Loans

The loan portfolio is comprised primarily of loans that were acquired in connection with the Company’s acquisitions of Bank of Choice and Community Banks of Colorado in 2011, Hillcrest Bank and Bank Midwest in 2010, and new loans originated by the Company. The majority of the loans acquired in the Hillcrest Bank and Community Banks of Colorado transactions are covered by loss sharing agreements with the FDIC, and covered loans are presented separately from non-covered loans due to the FDIC loss sharing agreements associated with these loans.

Covered loans comprised 41.9% of the total loan portfolio at December 31, 2011, compared to 44.8% at December 31, 2010. The table below shows the loan portfolio composition and the amounts of loans that showed signs of deteriorated credit quality at the date of acquisition, and therefore, are accounted for in accordance with ASC Topic 310-30 (dollars in thousands):

	December 31, 2011
	Covered loans			Non-covered loans			Total loans	% of Total
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310-30	Non ASC 310-30	Total non-covered loans
Commercial	$123,108	$79,044	$202,152	$31,482	$139,297	$170,779	$372,931	16.4%
Commercial real estate	626,089	15,939	642,028	243,297	267,153	510,450	1,152,478	50.6%
Agriculture	56,839	28,535	85,374	13,989	52,040	66,029	151,403	6.7%
Residential real estate	21,043	2,111	23,154	147,239	352,492	499,731	522,885	23.0%
Consumer	7	—	7	44,616	29,731	74,347	74,354	3.3%

Total	$827,086	$125,629	$952,715	$480,623	$840,713	$1,321,336	$2,274,051	100.0%

	December 31, 2010
	Covered loans			Non-covered loans			Total Loans	% of Total
	ASC 310-30	Non ASC 310-30	Total covered loans	ASC 310- 30	Non ASC 310-30	Total non-covered loans
Commercial	$74,783	$53,650	$128,433	$—	$127,570	$127,570	$256,003	16.3%
Commercial real estate	548,096	13,515	561,611	—	365,932	365,932	927,543	59.1%
Agriculture	—	—	—	—	61,278	61,278	61,278	3.9%
Residential real estate	11,541	1,988	13,529	—	282,381	282,381	295,910	18.9%
Consumer	—	—	—	2,544	25,592	28,136	28,136	1.8%

Total	$634,420	$69,153	$703,573	$2,544	$862,753	$865,297	$1,568,870	100.0%

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Covered Loans

The following tables summarize the carrying value of all acquired covered loans by segment as of December 31, 2011 and 2010, net of deferred discounts on loans excluded from ASC Topic 310-30, fees and costs of $13.1 million and $23.6 million, respectively (in thousands):

	December 31, 2011
	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total covered loans
Commercial:
Commercial and industrial	$123,108	$73,183	$196,291
Leases	—	5,861	5,861

Total commercial	123,108	79,044	202,152
Commercial real estate:
Commercial construction	112,331	20	112,351
Commercial real estate	219,176	4,141	223,317
Land and development	246,520	10,226	256,746
Multifamily	48,062	1,552	49,614

Total commercial real estate	626,089	15,939	642,028
Agriculture	56,839	28,535	85,374
Residential real estate
Single family residential	21,043	2,111	23,154

Total residential real estate	21,043	2,111	23,154
Consumer	7	—	7

Total covered loans	$827,086	$125,629	$952,715

	December 31, 2010
	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total covered loans
Commercial:
Commercial and industrial	$74,783	$44,437	$119,220
Leases	—	9,213	9,213

Total commercial	74,783	53,650	128,433
Commercial real estate:
Commercial construction	120,834	130	120,964
Commercial real estate	179,999	1,363	181,362
Land and development	198,100	12,022	210,122
Multifamily	49,163	—	49,163

Total commercial real estate	548,096	13,515	561,611
Agriculture	—	—	—
Residential real estate
Single family residential	11,541	1,988	13,529

Total residential real estate	11,541	1,988	13,529

Consumer	—	—	—

Total covered loans	$634,420	$69,153	$703,573

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. Loans accounted for under ASC Topic 310-30 were not classified as non-performing assets at December 31, 2011 or 2010 as the carrying value of the respective loan or pool of loans cash flows were considered estimatable and probable of collection. Therefore, interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows, was being recognized on all acquired loans accounted for under ASC Topic 310-30.

TDRs at December 31, 2011 and 2010 were $1.4 million and $0.0 million, respectively. At December 31, 2011, $13.1 million of covered loans accounted for outside the scope of ASC Topic 310-30 were on non-accrual. The Company had no non-accrual loans as of December 31, 2010.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Loan delinquency for covered loans is shown in the following table at December 31, 2011 and 2010, respectively. Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing (in thousands):

	Covered Loans December 31, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non- accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$319	$—	$1,069	$1,388	$4,043	$5,431	$—	$1,069
Manufacturing	50	—	—	50	270	320	—	—
Transportation/warehousing	—	—	—	—	500	500	—	—
Finance and insurance	—	—	167	167	2,730	2,897	—	167
Oil & gas	—	—	—	—	241	241	—	—
Lease	1,940	108	100	2,148	3,713	5,861	60	40
All other commercial and industrial	674	2,760	2,990	6,424	57,370	63,794	118	3,338

Total commercial	2,983	2,868	4,326	10,177	68,867	79,044	178	4,614

Commercial real estate
1-4 family construction	—	—	—	—	—	—	—	—
1-4 family acquisition/ development	—	—	7,009	7,009	3,217	10,226	—	7,009
Commercial construction	—	—	—	—	20	20	—	—
Commercial acquisition/development	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	1,552	1,552	—	—
Owner-occupied	789	149	1,099	2,037	496	2,533	149	1,038
Non owner-occupied	—	—	—	—	1,608	1,608	—	—

Total commercial real estate	789	149	8,108	9,046	6,893	15,939	149	8,047

Agriculture	133	—	—	133	28,402	28,535	—	—

Residential real estate
Sr lien 1-4 family closed end	—	—	—	—	1,762	1,762	—	460
Jr lien 1-4 family closed end	—	—	—	—	—	—	—	—
Sr lien 1-4 family open end	—	—	—	—	87	87	—	—
Jr lien 1-4 family open end	—	—	—	—	262	262	—	—

Total residential real estate	—	—	—	—	2,111	2,111	—	460

Consumer
Secured	—	—	—	—	—	—	—	—
Unsecured	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—	—	—

Total consumer	—	—	—	—	—	—	—	—

Total covered loans excluded from ASC 310-30	3,905	3,017	12,434	19,356	106,273	125,629	327	13,121

Loans accounted under ASC 310-30
Commercial	9,027	1,763	10,183	20,973	102,135	123,108	10,183	—
Commercial Real Estate	13,114	19,320	98,746	131,180	494,909	626,089	98,746	—
Agriculture	157	4,967	439	5,563	51,276	56,839	439	—
Residential Real Estate	—	—	287	287	20,756	21,043	287	—
Consumer	—	—	—	—	7	7	—	—

Total covered loans accounted for under ASC 310-30	22,298	26,050	109,655	158,003	669,083	827,086	109,655	—

Total covered loans	$26,203	$29,067	$122,089	$177,359	$775,356	$952,715	$109,982	$13,121

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

	Covered Loans December 31, 2010
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non-accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$—	$—	$—	$—	$10	$10	$—	$—
Manufacturing	—	—	—	—	3,381	3,381	—	—
Transportation/warehousing	—	—	—	—	—	—	—	—
Finance and insurance	—	—	—	—	1,198	1,198	—	—
Oil & gas	—	—	—	—	303	303	—	—
Lease	—	—	—	—	9,212	9,212	—	—
All other commercial and industrial	396	62	4,635	5,093	34,453	39,546	4,635	—

Total commercial	396	62	4,635	5,093	48,557	53,650	4,635	—
Commercial real estate
1-4 family construction	—	—	—	—	—	—	—	—
1-4 family acquisition/development	—	2,091	9,904	11,995	27	12,022	9,904	—
Commercial construction	—	—	—	—	130	130	—	—
Commercial acquisition/development	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—	—
Owner-occupied	—	—	—	—	—	—	—	—
Non owner-occupied	—	—	—	—	1,363	1,363	—	—

Total commercial real estate	—	2,091	9,904	11,995	1,520	13,515	9,904	—
Agriculture	—	—	—	—	—	—	—	—
Residential real estate
Sr lien 1-4 family closed end	—	—	—	—	1,744	1,744	—	—
Jr lien 1-4 family closed end	—	—	—	—	—	—	—	—
Sr lien 1-4 family open end	—	—	—	—	17	17	—	—
Jr lien 1-4 family open end	—	—	—	—	227	227	—	—

Total residential real estate	—	—	—	—	1,988	1,988	—	—
Consumer
Secured	—	—	—	—	—	—	—	—
Unsecured	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—	—	—

Total consumer	—	—	—	—	—	—	—	—

Total covered loans excluded from ASC 310-30	396	2,153	14,539	17,088	52,065	69,153	14,539	—

Loans accounted under ASC 310-30
Commercial	878	2,440	7,359	10,677	64,106	74,783	7,359	—
Commercial Real Estate	—	18,931	103,472	122,403	425,693	548,096	103,472	—
Agriculture	—	—	—	—	—	—	—	—
Residential Real Estate	6	—	—	6	11,535	11,541	—	—
Consumer	—	—	—	—	—	—	—	—

Total covered loans accounted for under ASC 310-30	884	21,371	110,831	133,086	501,334	634,420	110,831	—

Total covered loans	$1,280	$23,524	$125,370	$150,174	$553,399	$703,573	$125,370	$—

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Credit exposure for all covered loans as determined by the Company’s internal risk rating system was as follows as of December 31, 2011 and 2010, respectively (in thousands):

	Covered Loans December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$286	$—	$5,145	$—	$5,431
Manufacturing	270	50	—	—	320
Transportation/warehousing	323	177	—	—	500
Finance and insurance	869	—	2,028	—	2,897
Oil & gas	112	—	129	—	241
Lease	5,821	—	40	—	5,861
All other commercial and industrial	18,571	13,160	29,213	2,850	63,794

Total commercial	26,252	13,387	36,555	2,850	79,044

Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	262	—	4,497	5,467	10,226
Commercial construction	20	—	—	—	20
Commercial acquisition/development	—	—	—	—	—
Multifamily	1,552	—	—	—	1,552
Owner-occupied	740	755	1,038	—	2,533
Non owner-occupied	728	76	804	—	1,608

Total commercial real estate	3,302	831	6,339	5,467	15,939

Agriculture	25,393	977	2,165	—	28,535

Residential real estate
Sr lien 1-4 family closed end	162	—	1,600	—	1,762
Jr lien 1-4 family closed end	—	—	—	—	—
Sr lien 1-4 family open end	87	—	—	—	87
Jr lien 1-4 family open end	252	10	—	—	262

Total residential real estate	501	10	1,600	—	2,111
Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	—	—	—	—	—

Total covered loans excluded from ASC 310-30	55,448	15,205	46,659	8,317	125,629

Loans accounted under ASC 310-30
Commercial	37,886	11,491	62,859	10,872	123,108
Commercial Real Estate	133,513	145,387	276,052	71,137	626,089
Agriculture	43,891	3,090	9,858	—	56,839
Residential Real Estate	12,116	63	8,864	—	21,043
Consumer	7	—	—	—	7

Total covered loans accounted for under ASC 310-30	227,413	160,031	357,633	82,009	827,086

Total covered loans	$282,861	$175,236	$404,292	$90,326	$952,715

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

	Covered Loans December 31, 2010
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$10	$—	$—	$—	$10
Manufacturing	3,381	—	—	—	3,381
Transportation/warehousing	—	—	—	—	—
Finance and insurance	—	—	1,198	—	1,198
Oil & gas	303	—	—	—	303
Lease	9,212	—	—	—	9,212
All other commercial and industrial	30,781	129	2,467	6,169	39,546

Total commercial	43,687	129	3,665	6,169	53,650
Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	28	—	3,922	8,072	12,022
Commercial construction	130	—	—	—	130
Commercial acquisition/development	—	—	—	—	—
Multifamily	—	—	—	—	—
Owner-occupied	—	—	—	—	—
Non owner-occupied	1,121	242	—	—	1,363

Total commercial real estate	1,279	242	3,922	8,072	13,515
Residential real estate
Sr lien 1-4 family closed end	678	1,058	8	—	1,744
Jr lien 1-4 family closed end	—	—	—	—	—
Sr lien 1-4 family open end	17	—	—	—	17
Jr lien 1-4 family open end	227	—	—	—	227

Total residential real estate	922	1,058	8	—	1,988
Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	—	—	—	—	—

Total covered loans excluded from ASC 310-30	$45,888	$1,429	$7,595	$14,241	$69,153

Loans accounted under ASC 310-30
Commercial	54,656	—	3,685	16,442	74,783
Commercial Real Estate	210,744	55,127	205,215	77,010	548,096
Agriculture	—	—	—	—	—
Residential Real Estate	5,809	5,032	700	—	11,541
Consumer	—	—	—	—	—

Total covered loans accounted for under ASC 310-30	271,209	60,159	209,600	93,452	634,420
Total covered loans	$317,097	$61,588	$217,195	$107,693	$703,573

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Non-covered loans

The following tables summarize the carrying value of all acquired non-covered loans by segment as of December 31, 2011 and 2010, net of deferred discounts on loans excluded from ASC Topic 310-30, fees and costs of $28.4 million and $24.5 million, respectively (in thousands):

	December 31, 2011
	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total non-covered loans
Commercial:
Commercial and industrial	$31,482	$136,765	$168,247
Leases	—	2,532	2,532

Total commercial	31,482	139,297	170,779
Commercial real estate:
Commercial construction	62,749	—	62,749
Commercial real estate	180,548	216,464	397,012
Land and development	—	31,568	31,568
Multifamily	—	19,121	19,121

Total commercial real estate	243,297	267,153	510,450
Agriculture	13,989	52,040	66,029
Residential real estate:
Single family residential	147,239	352,492	499,731

Total residential real estate	147,239	352,492	499,731
Consumer	44,616	29,731	74,347

Total non-covered loans	$480,623	$840,713	$1,321,336

	December 31, 2010
	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total non-covered loans
Commercial:
Commercial and industrial	$—	$125,251	$125,251
Leases	—	2,319	2,319

Total commercial	—	127,570	127,570
Commercial real estate:
Commercial construction	—	—	—
Commercial real estate	—	318,589	318,589
Land and development	—	30,013	30,013
Multifamily	—	17,330	17,330

Total commercial real estate	—	365,932	365,932
Agriculture	—	61,278	61,278
Residential real estate:
Single family residential	—	282,381	282,381

Total residential real estate	—	282,381	282,381
Consumer	2,544	25,592	28,136

Total non-covered loans	$2,544	$862,753	$865,297

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The Company’s strategy is primarily to lend to small and mid-sized businesses and consumers in the markets in which the Company operates. Within these areas, the Company diversifies its loan portfolio by loan type, industry, and borrower.

It is the Company’s policy to review each prospective credit in order to determine the appropriateness and the adequacy of security or collateral prior to making a loan. In the event of borrower default, the Company seeks recovery in compliance with state lending laws, the respective loan agreements, and credit monitoring and remediation procedures that may include restructuring a loan to provide a concession by the Company to the borrower from their original terms due to borrower financial difficulties in order to facilitate repayment. At December 31, 2011 and 2010, respectively, the Company had $11.0 million and $0.0 million of troubled debt restructurings (“TDR’s”) that had been restructured from the original terms in order to facilitate repayment.

Loans are considered to be impaired when it is probable that the Company will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Included in impaired loans are loans on non-accrual status and TDR’s. If a specific allowance is warranted based on the borrower’s overall financial condition, the specific allowance is calculated based on discounted cash flows using the loan’s initial contractual effective interest rate or the fair value of the collateral less selling costs for collateral dependent loans. Inclusive of the TDR’s described above, the Company had $35.9 million and $0.0 million of impaired non-covered loans as of December 31, 2011 and 2010. At December 31, 2011, the Company had $24.6 million of non-covered, non-accrual loans. The Company did not have any non-accrual loans as of December 31, 2010.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The following tables reflect the carrying value and loan delinquency of non-covered loans at December 31, 2011 and 2010 (in thousands). Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing.

	Non-Covered Loans December 31, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non-accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$681	$—	$—	$681	$24,660	$25,341	$—	$—
Manufacturing	—	33	—	33	7,162	7,195	—	46
Transportation/warehousing	—	—	—	—	11,501	11,501	—	—
Finance and insurance	238	—	—	238	15,888	16,126	—	512
Oil & gas	—	—	—	—	20,510	20,510	—	—
Lease	—	—	—	—	2,532	2,532	—	—
All other commercial and industrial	3,552	434	10	3,996	52,096	56,092	—	202

Total commercial loans	4,471	467	10	4,948	134,349	139,297	—	760
Commercial real estate
1-4 family construction	—	—	—	—	2,757	2,757	—	—
1-4 family acquisition/development	—	—	37	37	13,302	13,339	—	92
Commercial construction	—	—	—	—	—	—	—	—
Commercial acquisition/development	—	2,246	4,862	7,108	8,364	15,472	—	4,862
Multifamily	—	195	—	195	18,926	19,121	—	195
Owner-occupied	2,948	—	—	2,948	42,940	45,888	—	758
Non owner-occupied	2,418	1,234	—	3,652	166,924	170,576	—	16,053

Total commercial real estate	5,366	3,675	4,899	13,940	253,213	267,153	—	21,960
Agriculture	234	31	29	294	51,746	52,040	—	29
Residential real estate
Sr lien 1-4 family closed end	791	79	668	1,538	238,035	239,573	—	1,571
Jr lien 1-4 family closed end	1,364	—	5	1,369	3,650	5,019	—	5
Sr lien 1-4 family open end	377	258	339	974	59,640	60,614	290	50
Jr lien 1-4 family open end	193	63	200	456	46,830	47,286	—	273

Total residential real estate	2,725	400	1,212	4,337	348,155	352,492	290	1,899
Consumer
Secured	389	4	—	393	17,935	18,328	—	—
Unsecured	12	1	—	13	2,701	2,714	—	1
Credit card	36	21	35	92	6,967	7,059	35	—
Overdrafts	—	—	—	—	1,630	1,630	—	—

Total consumer	437	26	35	498	29,233	29,731	35	1

Total non-covered loans excluded from ASC 310-30	13,233	4,599	6,185	24,017	816,696	840,713	325	24,649

Loans accounted under ASC 310-30
Commercial	1,176	60	1,334	2,570	28,912	31,482	1,334	—
Commercial Real Estate	4,486	630	38,269	43,385	199,912	243,297	38,269	—
Agriculture	419	—	772	1,191	12,798	13,989	772	—
Residential Real Estate	4,109	3,727	23,863	31,699	115,540	147,239	23,862	—
Consumer	432	249	478	1,159	43,457	44,616	478	—

Total non-covered loans accounted for under ASC 310-30	10,622	4,666	64,716	80,004	400,619	480,623	64,715	—

Total non-covered loans	$23,855	$9,265	$70,901	$104,021	$1,217,315	$1,321,336	$65,040	$24,649

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

	Non-Covered Loans December 31, 2010
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing	Non-accrual
Loans excluded from ASC 310-30
Commercial
Wholesale	$—	$—	$—	$—	$14,772	$14,772	$—	$—
Manufacturing	—	—	—	—	9,115	9,115	—	—
Transportation/warehousing	—	—	—	—	16,201	16,201	—	—
Finance and insurance	—	—	—	—	6,515	6,515	—	—
Oil & gas	—	—	—	—	—	—	—	—
Lease	—	—	—	—	2,319	2,319	—	—
All other commercial and industrial	9	9,473	—	9,482	69,166	78,648	—	—

Total commercial loans	9	9,473	—	9,482	118,088	127,570	—	—

Commercial real estate
1-4 family construction	—	—	—	—	2,531	2,531	—	—
1-4 family acquisition/development	11	—	—	11	12,464	12,475	—	—
Commercial construction	—	—	—	—	—	—	—	—
Commercial acquisition/development	730	—	—	730	16,808	17,538	—	—
Multifamily	—	—	—	—	17,330	17,330	—	—
Owner-occupied	784	—	—	784	75,507	76,291	—	—
Non owner-occupied	728	252	—	980	238,787	239,767	—	—

Total commercial real estate	2,253	252	—	2,505	363,427	365,932	—	—
Agriculture	37	28	—	65	61,213	61,278	—	—

Residential real estate
Sr lien 1-4 family closed end	943	22	—	965	222,001	222,966	—	—
Jr lien 1-4 family closed end	—	22	—	22	3,936	3,958	—	—
Sr lien 1-4 family open end	155	—	—	155	20,722	20,877	—	—
Jr lien 1-4 family open end	203	56	—	259	34,321	34,580	—	—

Total residential real estate	1,301	100	—	1,401	280,980	282,381	—	—

Consumer
Secured	30	3	—	33	16,445	16,478	—	—
Unsecured	42	43	—	85	3,704	3,789	—	—
Credit card	88	9	—	97	3,979	4,076	—	—
Overdrafts	—	—	—	—	1,249	1,249	—	—

Total consumer	160	55	—	215	25,377	25,592	—	—

Total non-covered loans excluded from ASC 310-30	3,760	9,908	—	13,668	849,085	862,753	—	—

Loans accounted under ASC 310-30
Commercial	—	—	—	—	—	—	—	—
Commercial Construction	—	—	—	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—	—	—
Residential Real Estate	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	2,544	2,544	—	—

Total non-covered loans accounted for under ASC 310-30	—	—	—	—	2,544	2,544	—	—

Total non-covered loans	$3,760	$9,908	$—	$13,668	$851,629	$865,297	$—	$—

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Credit exposure for all non-covered loans as determined by the Company’s internal risk rating system was as follows as of December 31, 2011 and 2010, respectively (in thousands):

	Non-Covered Loans December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$24,038	$—	$622	$681	$25,341
Manufacturing	7,116	—	79	—	7,195
Transportation/warehousing	11,234	—	267	—	11,501
Finance and insurance	13,853	4	2,269	—	16,126
Oil & gas	20,510	—	—	—	20,510
Lease	1,519	—	1,013	—	2,532
All other commercial and industrial	36,330	7,360	12,402	—	56,092

Total commercial	114,600	7,364	16,652	681	139,297

Commercial real estate
1-4 family construction	2,757	—	—	—	2,757
1-4 family acquisition/development	7,952	389	4,998	—	13,339
Commercial construction	—	—	—	—	—
Commercial acquisition/development	2,447	7,555	5,470	—	15,472
Multifamily	16,884	1,046	1,191	—	19,121
Owner-occupied	34,611	3,438	7,839	—	45,888
Non owner-occupied	105,744	36,891	27,941	—	170,576

Total commercial real estate	170,395	49,319	47,439	—	267,153

Agriculture	48,116	2,421	1,503	—	52,040

Residential real estate
Sr lien 1-4 family closed end	234,983	1,477	3,113	—	239,573
Jr lien 1-4 family closed end	4,840	127	52	—	5,019
Sr lien 1-4 family open end	57,853	2,153	608	—	60,614
Jr lien 1-4 family open end	45,000	637	1,649	—	47,286

Total residential real estate	342,676	4,394	5,422	—	352,492

Consumer
Secured	18,146	172	10	—	18,328
Unsecured	2,713	—	1	—	2,714
Credit card	7,059	—	—	—	7,059
Overdrafts	1,630	—	—	—	1,630

Total consumer	29,548	172	11	—	29,731

Total non-covered loans excluded from ASC 310-30	705,335	63,670	71,027	681	840,713

Loans accounted for under ASC 310-30
Commercial	19,464	5,491	6,455	72	31,482
Commercial Real Estate	83,447	53,950	103,779	2,121	243,297
Agriculture	4,315	7,311	2,363	—	13,989
Residential Real Estate	78,795	14,986	53,458	—	147,239
Consumer	41,705	1,773	1,138	—	44,616

Total non-covered loans accounted for under ASC 310-30	227,726	83,511	167,193	2,193	480,623

Total non-covered loans	$933,061	$147,181	$238,220	$2,874	$1,321,336

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

	Non-Covered Loans December 31, 2010
	Pass	Special Mention	Substandard	Doubtful	Total
Loans excluded from ASC 310-30
Commercial
Wholesale	$14,772	$—	$—	$—	$14,772
Manufacturing	9,115	—	—	—	9,115
Transportation/warehousing	11,070	5,131	—	—	16,201
Finance and insurance	6,515	—	—	—	6,515
Oil & gas	—	—	—	—	—
Lease	2,319	—	—	—	2,319
All other commercial and industrial	66,555	4,198	7,895	—	78,648

Total commercial	110,346	9,329	7,895	—	127,570

Commercial real estate
1-4 family construction	2,531	—	—	—	2,531
1-4 family acquisition/development	12,475	—	—	—	12,475
Commercial construction	—	—	—	—	—
Commercial acquisition/development	3,864	13,674	—	—	17,538
Multifamily	17,183	—	147	—	17,330
Owner-occupied	69,741	1,345	5,205	—	76,291
Non owner-occupied	183,467	45,092	11,208	—	239,767

Total commercial real estate	289,261	60,111	16,560	—	365,932

Agriculture	60,504	241	533	—	61,278

Residential real estate
Sr lien 1-4 family closed end	217,393	777	4,796	—	222,966
Jr lien 1-4 family closed end	3,913	—	45	—	3,958
Sr lien 1-4 family open end	20,877	—	—	—	20,877
Jr lien 1-4 family open end	34,542	8	30	—	34,580

Total residential real estate	276,725	785	4,871	—	282,381

Consumer
Secured	16,478	—	—	—	16,478
Unsecured	3,780	9	—	—	3,789
Credit card	4,076	—	—	—	4,076
Overdrafts	1,249	—	—	—	1,249

Total consumer	25,583	9			25,592

Total non-covered loans excluded from ASC 310-30	762,419	70,475	29,859	—	862,753

Loans accounted for under ASC 310-30
Commercial	—	—	—	—	—
Commercial Construction	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—
Agriculture	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Consumer	2,544	—	—	—	2,544

Total non-covered loans accounted for under ASC 310-30	2,544	—	—	—	2,544

Total non-covered loans	$764,963	$70,475	$29,859	$—	$865,297

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Impaired loans

At December 31, 2011, the Company’s unpaid principal balance and recorded investment of impaired loans was $74.7 million and $50.1 million, respectively. Of these impaired loans, 26 were within the commercial real estate segment, with an unpaid principal balance of $58.2 million and a recorded investment of $41.1 million. Twenty-one of these commercial real estate loans, with a recorded investment of $32.9 million and an unpaid principal balance of $34.9 million were not covered by the FDIC loss sharing agreement, compared to five loans with a recorded investment of $8.2 million and an unpaid principal balance of $23.3 million that were covered by the FDIC loss sharing agreement. The commercial loan segment had a total of 20 loans, ten of which were not covered by the FDIC loss sharing agreement with an unpaid principal balance and recorded investment of $.8 million and $.8 million, respectively. The 10 commercial loans that were covered by the FDIC loss sharing agreement had an unpaid principal balance and recorded investment of $11.9 million and $4.6 million, respectively. The residential real estate loan segment held 43 impaired loans, with an unpaid principal balance of $3.9 million and a recorded investment of $3.6 million. Of these 43 loans, three were covered by the FDIC loss sharing agreement with an unpaid principal balance and recorded investment of $1.7 million and $1.7 million respectively, leaving 40 loans not covered by the FDIC loss sharing agreement, with an unpaid principal balance of $2.2 million and a recorded investment of $1.9 million.

These loans had a collective related allowance for loan losses allocated to them of $0.8 million at December 31, 2011. The table below shows additional information regarding impaired loans at December 31, 2011 (in thousands):

	Impaired Loans December 31, 2011
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial
Wholesale	$3,205	$1,069	$—	$2,137	$—
Manufacturing	48	46	—	46	—
Transportation/warehousing	—	—	—	—	—
Finance and insurance	1,412	679	—	1,044	—
All other commercial and industrial	8,008	3,580	—	5,793	—

Total commercial	12,673	5,374	—	9,020	—
Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	27,205	12,007	—	19,484	24
Commercial construction	—	—	—	—	—
Commercial acquisition/development	5,717	5,470	—	5,579	3
Multifamily	203	195	—	199	—
Owner-occupied	2,856	2,678	—	2,746	6
Non-owner occupied	9,963	9,335	—	9,397	17

Total commercial real estate	45,944	29,685	—	37,405	50
Agriculture	30	29	—	30	—

Total agriculture	30	29	—	30	—
Residential real estate
Sr. lien 1-4 Family closed end	2,756	2,712	—	2,730	5
Jr. lien 1-4 family closed end	5	5	—	5	—
Sr. lien 1-4 family open end	89	50	—	70	—
Jr. lien 1-4 family open end	468	273	—	371	—

Total residential real estate	3,318	3,040	—	3,176	5
Consumer
Secured	—	—	—	—	—
Unsecured	1	1	—	1	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total consumer	1	1	—	1	—

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Impaired Loans December 31, 2011
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Average recorded investment	Interest income recognized
With an allowance recorded:
Commercial
Wholesale	$—	$—	$—	$—	$—
Manufacturing	—	—	—	—	—
Transportation/warehousing	—	—	—	—	—
Finance and insurance	—	—	—	—	—
All other commercial and industrial	—	—	—	—	—

Total commercial	—	—	—	—	—
Commercial real estate
1-4 family construction	—	—	—	—	—
1-4 family acquisition/development	—	—	—	—	—
Commercial construction	—	—	—	—	—
Commercial acquisition/development	—	—	—	—	—
Multifamily	—	—	—	—	—
Owner-occupied	—	—	—	—	—
Non-owner occupied	12,304	11,508	608	11,508	—

Total commercial real estate	12,304	11,508	608	11,508	—
Agriculture	—	—	—	—	—

Total agriculture	—	—	—	—	—
Residential real estate
Sr. lien 1-4 Family closed end	—	—	—	—	—
Jr. lien 1-4 family closed end	—	—	—	—	—
Sr. lien 1-4 family open end	460	460	174	460	—
Jr. lien 1-4 family open end	—	—	—	—	—

Total residential real estate	460	460	174	460	—
Consumer
Secured	—	—	—	—	—
Unsecured	—	—	—	—	—
Credit card	—	—	—	—	—
Overdrafts	—	—	—	—	—

Total Consumer	—	—	—	—	—
Total impaired loans	$74,730	$50,097	$782	$61,600	$55

Troubled debt restructurings

At December 31, 2011, the Company had ten accruing loans that it restructured during 2011. Loan modifications to loans accounted for under ASC Topic 310-30 are not considered troubled debt restructurings (“TDR’s”). The table below provides additional information related to troubled debt restructurings made during and as of the year ended December 31, 2011 (in thousands):

	Average year-to-date recorded investment	Unpaid principal balance	Unfunded commitments to fund TDR’s
Commercial	$—	$—	$60
Commercial real estate	11,184	11,184	24
Agriculture	—	—	—
Residential real estate	1,141	1,141	60
Consumer	—	—	—

Total	$12,325	$12,325	$144

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The following table summarizes the Company’s non-accrual TDR’s as of December 31, 2011 (in thousands):

Non-accruing TDR’s
Commercial	$119
Commercial real estate	16,108
Agriculture	—
Residential real estate	61
Consumer	—

Total	$16,288

Loans accounted for under ASC Topic 310-30

Loan pools accounted for under ASC Topic 310-30 are periodically remeasured to determine expected future cash flows. In determining the expected cash flows, prepayment assumptions on smaller homogeneous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans were fixed or variable rate loans. Prepayments may be assumed on large loans if circumstances specific to that loan warrant a prepayment assumption. No prepayments were presumed for small homogeneous commercial loans; however, prepayment assumptions are made that consider similar prepayment factors listed above for smaller homogeneous loans. The re-measurement of loans accounted for under ASC Topic 310-30 resulted in the following changes in the carrying amount of accretable yield during the year ended December 31, 2011 (in thousands):

Balance at December 31, 2010	$74,329
Additions through acquisitions	130,321
Reclassification from non-accretable difference	45,871
Reclassification to non-accretable difference	(409)
Accretion	(63,618)

Balance at December 31, 2011	$186,494

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at December 31, 2011 and 2010 (in thousands):

	December 31, 2011	December 31, 2010
Contractual cash flows	$2,030,374	$957,525
Non-accretable difference	(536,171)	(246,232)
Accretable yield	(186,494)	(74,329)

Loans accounted for under ASC Topic 310-30	$1,307,709	$636,964

The outstanding balance of loans acquired during 2011 and accounted for under ASC Topic 310-30, including contractual principal, interest, fees, and penalties, as of the dates of acquisition was $537.8 million for covered loans and $764.0 million for non-covered loans.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 8 Allowance for Loan Losses

The table below details the Company’s allowance for loan losses (“ALL”) and recorded investment in loans as of and for the year ended December, 31, 2011 (in thousands):

	Commercial and industrial	Commercial real estate	Agriculture	Residential real estate	Consumer and overdrafts	Total
Beginning balance	$—	$—	$—	$—	$48	$48
Non-310-30 charge-offs	(1,399)	(3,378)	—	(288)	(1,330)	(6,395)
310-30 charge-offs	(3,111)	—		—	—	(3,111)
Non-310-30 recoveries	4	510	—	—	181	695
310-30 recoveries	265	—	—	23	—	288
Non-310-30 provision	2,992	6,257	154	3,711	1,877	14,991
310-30 provision	4,208	—	128	675	—	5,011

Ending balance	2,959	3,389	282	4,121	776	11,527

Non-310-30 ending balance	1,597	3,389	154	3,423	776	9,339
310-30 ending balance	1,362	—	128	698	—	2,188

Ending balance	2,959	3,389	282	4,121	776	11,527

Ending allowance balance attributable to:
Non-310-30 loans individually evaluated for impairment	—	608	—	174	—	782
Non-310-30 loans collectively evaluated for allowance	1,597	2,781	154	3,249	776	8,557
310-30 loans acquired with deteriorated credit quality	1,362	—	128	698	—	2,188

Total ending allowance balance	$2,959	$3,389	$282	$4,121	$776	$11,527

Loans:
Non-310-30 individually evaluated for impairment	5,374	41,193	29	3,500	1	$50,097
Non-310-30 collectively evaluated for allowance	212,967	241,899	80,546	351,103	29,730	916,245
310-30 loans acquired with deteriorated credit quality	154,590	869,386	70,828	168,282	44,623	1,307,709

Total loans	$372,931	$1,152,478	$151,403	$522,885	$74,354	$2,274,051

During 2011, the Company reestimated the expected cash flows of the 30 loan pools accounted for under ASC Topic 310-30 utilizing the same cash flow methodology used at the time of acquisition. The re-yielding resulted in a $4.2 million impairment of a commercial and industrial loan pool from the Hillcrest Bank acquisition, a $0.1 million impairment of an agricultural loan pool and a $0.7 million impairment in a single family residential loan pool, both of which were from the Bank of Choice acquisition.

In evaluating the loan portfolio for an appropriate ALL level, unimpaired loans were grouped into segments based on broad characteristics such as primary use and underlying collateral. Within the segments, the portfolio was further disaggregated into classes of loans with similar attributes and risk characteristics for purposes of applying loss ratios and determining applicable subjective adjustments to the ALL. The application of subjective adjustments was based upon qualitative risk factors, including economic trends and conditions, industry conditions, asset quality, loss trends, lending management, portfolio growth and loan review/internal audit results. The Company recorded $15.0 million of provision for loan losses for loans not accounted for under ASC Topic 310-30 primarily attributable to deterioration in credit quality since the date of acquisition and new loan originations.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The Company charged off $6.4 million of non-ASC Topic 310-30 loans during 2011, $3.4 million of which was a result of a large anchor tenant vacating several commercial properties and declaring bankruptcy and $1.4 million of commercial and industrial loans primarily as a result of a heavy equipment loan. The Company also charged-off $3.1 million of commercial and industrial loans accounted for under ASC Topic 310-30 as a result of decreased estimated cash flows.

During 2010, the Company did not have any charge-offs or recoveries. As of December 31, 2010, the Company did not have any impaired or non-accrual loans or specific reserves for loan losses; however, the Company did have a $48 thousand ALL for general reserves.

Note 9 FDIC Indemnification Asset

Under the terms of the purchase and assumption agreement with the FDIC with regard to the Hillcrest Bank and Community Banks of Colorado acquisitions, the Company is reimbursed for a portion of the losses incurred on covered assets. FDIC indemnification assets of $159.7 million and $151.0 million were established at the respective dates of the Hillcrest Bank and Community Banks of Colorado acquisitions as the estimated fair value of the expected reimbursements from the FDIC for losses on covered loans and OREO. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on, and sale of collateral, or the sale or charge-off of loans or OREO, any difference between the carrying value of the covered asset and the payments received that is reimbursable by the FDIC is recognized in the consolidated statements of operations as FDIC loss sharing income. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount recoverable from the FDIC.

Below is a summary of the activity related to the FDIC indemnification asset during 2011 and 2010 (in thousands):

	2011	2010
Balance at December 31, 2010	$161,395	$—
Additions through acquisitions	150,987	159,706
Accretion	(6,132)	1,689
Reduction for claims filed	(82,848)	—

Balance at December 31, 2011	$223,402	$161,395

During 2011, the Company received $89.1 million from the FDIC for reimbursement of losses that occurred from the date of acquisition of Hillcrest Bank through September 30, 2011, in accordance with the loss sharing agreements. Included in the $89.1 million received from the FDIC were reimbursements of expenses incurred for the resolution of covered assets netted with recoveries received on covered and non-covered assets that were not included in the expected cash flows of the indemnification assets. During March 2012, a claim was submitted to the FDIC for $26.5 million for the reimbursable portion of losses incurred at Community Banks of Colorado since the acquisition on October 21, 2011 through December 31, 2011. During January, 2012, the Company also submitted a claim for $6.6 million for the reimbursable portion of losses related to the Hillcrest Bank covered assets incurred during the fourth quarter of 2011. The loss claims filed are subject to review and approval, including extensive audits, by the FDIC or its assigned agents for compliance with the terms in the loss sharing agreements.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 10 Premises and Equipment

Premises and equipment consisted of the following at December 31, 2011, 2010 and 2009:

	2011	2010	2009
Land	$25,186	$14,549	$—
Buildings and improvements	48,933	21,598	—
Equipment	15,960	1,264	80

Total	90,079	37,411	80
Less accumulated depreciation and amortizations	(2,764)	(91)	—

Premises and equipment, net	$87,315	$37,320	$80

Premises and equipment increased $50.0 million during 2011 primarily due to the purchase of bank branches from the FDIC and capitalized costs related to the implementation of a new core banking system. Depreciation expense of $2.8 million and $91 thousand were included in occupancy and equipment expense in 2011 and 2010, respectively.

The Company committed to purchase 15 Bank of Choice branch assets and certain equipment of the failed institution from the FDIC for $30.6 million, which is included in premises and equipment, net, and the payable to the FDIC is included in Due to FDIC in the accompanying statements of financial condition at December 31, 2011. The purchase was settled in March 2012. In addition, two branches of Bank of Choice are currently leased. In connection with the Community Banks of Colorado transaction, the Company had the option to purchase the banking center assets and certain equipment of the failed bank from the FDIC for 90 days after the transaction date. During the first quarter of 2012, the Company notified the FDIC of its intent to purchase 26 of the branch premises for a total purchase price of $24.4 million. The Company also assumed the leases of 14 branch premises.

Note 11 Other Real Estate Owned

At December 31, 2011, the Company had $120.7 million of OREO of which $77.1 million, or 63.9%, was covered by the loss sharing with the FDIC. At December 31, 2010, all of the $54.1 million of OREO was covered by loss sharing agreements with the FDIC. Any losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. During 2011, the Company sold $51.7 million of OREO and realized net gains on sales of OREO of $3.1 million. Changes in OREO during 2011 were as follows (in thousands):

	2011	2010
Beginning balance	$54,078	$—
Purchases through acquisition, at fair value	64,084	51,600
Transfers from loan portfolio, at fair value	52,294	11,584
Impairments	(1,138)	—
Sales	(48,682)	(9,106)

Ending balance	$120,636	$54,078

Note 12 Goodwill and Intangible Assets

In connection with the Hillcrest Bank, Bank Midwest, Bank of Choice, and Community Banks of Colorado transactions, the Company recorded core deposit intangible assets of $5.8 million, $21.7 million, $5.2 million, and $4.8 million, respectively. The Company is amortizing the core deposit intangibles on a straight line basis over 7 years from the date of the respective acquisitions, which represents the expected useful life of the assets. This will

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

result in approximately $5.3 million of core deposit intangible amortization expense each year through 2017 and $1.0 million in 2018. The Company recognized $4.4 million of core deposit intangible amortization expense during 2011, which also totaled the accumulated core deposit intangible amortization at December 31, 2011.

The Company had goodwill of $59.6 million and $52.4 million at December 31, 2011 and 2010, respectively. During 2011, the Company recorded goodwill of $7.2 million in connection with the Community Banks of Colorado acquisition. The goodwill is measured as the excess of the fair value of consideration paid over the fair value of assets acquired. There was no goodwill impairment recorded during 2011 or 2010.

Note 13 Deposits

In connection with the acquisitions of Bank of Choice and Community Banks of Colorado, the Company assumed $760.2 million and $1.2 billion of deposits, respectively. As of December 31, 2011 and 2010, deposits totaled $5.1 billion and $3.5 billion, respectively. The following table summarizes the Company’s time deposits, based upon contractual maturity, at December 31, 2011, and 2010, by remaining maturity (in thousands):

	December 31, 2011	December 31, 2010
Three months or less	$746,835	$564,525
Over 3 months through 6 months	554,740	475,077
Over 6 months through 12 months	1,014,949	732,069
Over 12 months through 24 months	309,848	362,784
Over 24 months through 36 months	52,879	78,764
Over 36 months through 48 months	54,678	14,801
Over 48 months through 60 months	43,550	30,029
Thereafter	7,117	5,968

Total	$2,784,596	$2,264,017

In connection with the Company’s FDIC-assisted transactions, the FDIC provided Hillcrest Bank, Bank of Choice, and Community Banks of Colorado depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. At December 31, 2011 and 2010, the Company had approximately $1.1 billion and $727.1 million, respectively, of time deposits that were subject to penalty-free withdrawals.

The Company incurred interest expense on deposits as follows during the years indicated (in thousands):

	2011	2010
Demand deposits:
Non-interest bearing	$—	$—
Interest bearing	1,091	50
Money market accounts	4,540	414
Savings accounts	355	32
Time deposits	35,588	4,987

Total	$41,574	$5,483

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 14 Securities Sold Under Agreements to Repurchase

The following table sets forth selected information regarding repurchase agreements during the years ended December 31, 2011 and 2010:

	2011	2010
Maximum amount of outstanding agreements at any month end during the period	$47,597	$23,787
Average amount outstanding during the period	$31,727	$28,739
Weighted average interest rate for the period	0.31%	0.33%

As of December 31, 2011 and 2010, the Company had pledged mortgage-backed securities and U.S. Treasury securities with a fair value of approximately $71.2 million and $42.7 million, respectively, for securities sold under agreements to repurchase. Additionally, there was $20.3 million and $16.5 million of excess collateral pledged for repurchase agreements at December 31, 2011 and 2010, respectively.

The vast majority of the Company’s repurchase agreements are overnight transactions that mature the day after the transaction. At December 31, 2011 and 2010, the overnight agreements had an average interest rate of 0.31% and 0.25%, respectively. At December 31, 2011 and 2010, $0.5 million and $235 thousand of the Company’s repurchase agreements were for periods longer than one day.

The Company does not have any borrowings, unused lines of credit, or short-term financing agreements.

Note 15 Regulatory Capital

NBH Bank is subject to the regulatory capital adequacy requirements of the Federal Reserve Board, the FDIC, and the OCC, as applicable. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly further discretionary actions by regulators that could have a material adverse effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Typically, mature banks are required to maintain a Tier 1 risk-based capital ratio of 4.00%, a total risk-based capital ratio of 8.00% and a Tier 1 leverage ratio of 4.00% in order to meet minimum, adequately capitalized regulatory requirements. To be considered well-capitalized (under prompt corrective action provisions), banks must maintain minimum capital ratios of 6.00% for Tier 1 risk-based capital, 10.00% for total risk-based capital and 5.00% for the Tier 1 leverage ratio. However, in connection with the approval of the de novo charter for Hillcrest Bank and Bank Midwest, the Company has agreed with its regulators to maintain capital levels of at least 10% Tier 1 leverage ratio, 11% Tier 1 risk-based capital ratio and 12% Tier 1 risk-based capital ratio at each of the Banks through the fourth quarter of 2013. In conjunction with the consummation of the Hillcrest Bank and Bank Midwest transactions in 2010, the Company contributed $170 million of capital into Hillcrest Bank and $390 million of capital into Bank Midwest to provide each of the Banks with sufficient capital to meet and exceed the above-mentioned agreed-upon capital ratios. During 2011, the Company contributed $274.0 million of additional capital to Bank Midwest to facilitate the acquisitions of Bank of Choice and Community Banks of Colorado.

In November 2011, the Company merged Hillcrest Bank, N.A. into Bank Midwest N.A. The merger did not impact the loss sharing agreements that the Company has with respect to the Hillcrest Bank acquisition. Upon consummation of the merger, the capital of Bank Midwest and Hillcrest Bank were combined for regulatory

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

capital purposes and Bank Midwest (now NBH Bank, N.A.) remains subject to the capital plans submitted to the OCC at its inception that specifically restrict the ability of NBH Bank to declare dividends until the fourth quarter of 2013.

At December 31, 2011 and 2010, as applicable, our subsidiary banks and our consolidated holding company exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements, as is detailed in the table below (dollars in thousands):

	December 31, 2011
	Actual		Required to be considered well capitalized		Required to be considered adequately capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	15.1%	$949,154	N/A	N/A	4%	$251,514
NBH Bank, N.A. (1)(2).	13.4%	828,321	10%	616,919	4%	246,768

Tier 1 risk-based capital ratio (3)
Consolidated	49.9%	$949,154	6%	$114,077	4%	$76,051
NBH Bank, N.A. (1)(2)	44.2%	828,321	11%	206,258	4%	75,003

Total risk-based capital ratio (3)
Consolidated	50.5%	$960,681	10%	190,129	8%	$152,103
NBH Bank, N.A. (1)(2)	44.8%	839,848	12%	225,009	8%	150,006

	December 31, 2010
	Actual		Required to be considered well capitalized		Required to be considered adequately capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Tier 1 leverage ratio
Consolidated	17.9%	$907,958	N/A	N/A	4%	$206,270
NBH Bank, N.A. (1)	10.7%	317,144	10%	296,934	4%	118,773
Hillcrest Bank, N.A. (1)	14.2%	193,938	10%	137,304	4%	54,922

Tier 1 risk-based capital ratio (3)
Consolidated	69.6%	$907,958	6%	78,308	4%	$52,206
NBH Bank, N.A. (1)	32.7%	317,144	11%	106,718	4%	38,806
Hillcrest Bank, N.A. (1)	76.7%	193,938	11%	27,800	4%	10,109

Total risk-based capital ratio (3)
Consolidated	69.6%	$908,041	10%	130,514	8%	$104,411
NBH Bank, N.A. (1)	32.7%	317,220	12%	116,419	8%	77,613
Hillcrest Bank, N.A. (1)	76.7%	193,945	12%	30,328	8%	20,218

(1)	These ratio requirements are reflective of the agreements the Company has made with its various regulators in connection with the approval of the de novo charters for Hillcrest Bank and Bank Midwest, as described above.
(2)	In November 2011, Hillcrest Bank, N.A. was merged into Bank Midwest, N.A. (now NBH Bank, N.A.). The capital ratios shown are reflective of the merger.
(3)	Due to the conditional guarantee represented by the loss sharing agreements, the FDIC indemnification asset, as well as covered assets, are risk-weighted at 20% for purposes of risk-based capital computations.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 16 FDIC Loss Sharing Income (Expense)

In connection with the loss sharing agreements that the Company has with the FDIC in regard to the Hillcrest Bank and Community Bank of Colorado transactions, the Company recognizes the changes in the FDIC indemnification asset and the clawback liability, in addition to the actual reimbursement of costs of resolution of covered assets from the FDIC, in FDIC loss sharing income (expense) in the consolidated statements of operations. The table below provides additional details of the Company’s FDIC loss sharing income (expense) during the years ended December 31, 2011 and 2010 (in thousands):

	2011	2010
FDIC indemnification asset accretion	$(6,132)	$1,689
Clawback liability amortization	(845)	(117)
Clawback liability remeasurement	(2,778)	—
Reimbursement to FDIC for gain on sale of and income from covered OREO	(1,130)	—
Reimbursement to FDIC for recoveries on non-covered loans	(1,227)	—
FDIC reimbursement of costs of resolution of covered assets	7,390	664

Total	$(4,722)	$2,236

Note 17 Stock-Based Compensation and Employee Benefits

The Company provides stock-based compensation in accordance with the NBH Holdings Corp. 2009 Equity Incentive Plan (the “Plan”). The Plan provides the compensation committee of the board of directors of the Company the authority to grant, from time to time, awards of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, or stock bonuses to eligible persons. The aggregate number of shares of stock which may be granted under the Plan is 5,750,000 and the maximum number of restricted shares and restricted share units that may be granted is 1,725,000.

To date, the Company has issued stock options and restricted stock under the Plan. The compensation committee sets the option exercise price at the time of grant but in no case is the exercise price less than the fair market value of a share of stock at the date of grant. The Company has used information provided by third parties, including independent valuation specialists, as required by the Plan, to assist in the determination of estimates regarding fair values associated with the Company’s stock-based compensation, including contemporaneous valuations of grant date fair values; however, the Company assumes full responsibility for the assumptions used therein and the resulting values.

The Company issued stock options and restricted stock during 2011. The expense associated with the awarded stock options was measured at fair value using a Black-Scholes option-pricing model. The time vesting portion of the restricted stock was valued at the same price as the common shares since they are assumed to be held beyond the vesting period. The remaining portion of the restricted stock (market-vesting) is valued using a Monte Carlo Simulation with 100,000 simulation paths to assess the expected percentage of vested shares. A Geometric Brownian Motion was used for simulating the equity prices for a period of 10 years and if the restricted stock were not vested during the 10-year period it was assumed they were forfeited.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Below are the weighted average assumptions used in the Black-Scholes option pricing model and the Monte Carlo Simulation to determine fair value of the Company’s stock options and the market-vesting portion of the Company’s restricted stock granted during 2011:

	Black-Scholes	Monte Carlo
Risk-free interest rate	1.40%	1.52%
Expected volatility	34.53%	34.34%
Expected term (years)	5	10
Dividend yield	0.00%	0.00%

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the options, of 13 comparable companies with publicly traded shares. The risk-free rate for the expected term of the options was based on the U.S. Treasury yield curve at the date of grant. The expected term was estimated to be the average of the contractual vesting term and time to expiration. No forfeitures were assumed in the expected term assumption and the dividend yield was assumed to be zero.

The following table summarizes the material vesting terms of the stock options granted in 2011:

Number of Options Granted in 2011
Options are time-vested, with 1/2 vesting in October 2011 and 1/2 vesting in October 2012	200,000
Options are time-vested with 1/2 vesting on each of the second and third anniversary of the date of grant	141,500
Options are time-vested with 1/3 vesting on each of the first, second and third anniversary of the date of grant, and further subject to the Company’s shares becoming publicly listed	945,000

Total options granted in 2011	1,286,500

The following table summarizes option activity for the year ended December 31, 2011:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2010	2,357,332	$20.00
Granted during the three months ended March 31, 2011	203,500	20.00
Granted during the three months ended June 30, 2011	63,500	20.00
Granted during the three months ended September 30, 2011	26,500	20.00
Granted during the three months ended December 31, 2011	993,000	20.00
Forfeited	(402,500)	20.00
Exercised	—	—

Outstanding at December 31, 2011	3,241,332	20.00	9.67	$—

Options fully vested and exercisable at December 31, 2011	1,070,418	20.00	8.18	$—

Options expected to vest	2,121,264	$20.00	8.95	$—

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Options granted during 2011 had weighted average grant date fair values of $5.58.

Stock option expense is included in salaries and employee benefits in the accompanying consolidated statements of operations and totaled $5.9 million and $8.0 million, respectively, for 2011 and 2010. The options to acquire 993,000 shares of common stock granted during the fourth quarter of 2011 are subject to an additional vesting requirement of the Company’s shares being publicly listed on a national exchange. In accordance with ASC Topic 718, the Company will start recognizing compensation expense on the grants that have vesting requirements tied to the Company’s shares becoming listed on a national exchange subsequent to that vesting requirement being fulfilled, with an expense recognition catch-up for the portion of the expense that has been deferred until that vesting criteria is met. As a result, no expense was recorded on these particular grants during 2011. At December 31, 2011, there was $8.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.8 years.

Restricted stock may also be issued under the Plan as described above. Compensation expense for the portion of the restricted stock that contain a market vesting condition is recognized over the derived service period based on the fair value of the awards on the grant date. Compensation expense for the portion of the restricted stock that contains performance and service vesting conditions is recognized over the requisite service period based on fair value of the awards on the grant date. The Company did not recognize any expense related to the restricted stock awards that have vesting requirements tied to the Company’s shares becoming listed on a national exchange, but will recognize this expense subsequent to that vesting requirement being fulfilled, as described above.

The following table summarizes restricted stock activity for the year ended December 31, 2011:

	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2010	1,199,168	$16.79
Vested	(221,417)	19.32
Granted	295,000	14.19
Forfeited	(134,167)	16.68
Surrendered	(30,250)	17.76

Unvested at December 31, 2011	1,108,334	$15.58

As of December 31, 2011, there was $7.1 million of total unrecognized compensation cost related to non-vested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.0 year. Expense related to restricted stock totaled $6.6 million and $8.6 million during 2011 and 2010, respectively, and is included in salaries and employee benefits in the Company’s consolidated statements of operations.

During 2011, the Company reversed approximately $4.5 million of previously recorded stock-based compensation expense, of which $2.9 million related to expense recognized during 2010, in connection with the 134,167 restricted shares and 402,500 stock options that were forfeited by the former Chief Financial Officer upon his separation from the Company, which is reflected in salaries and employee benefits in the accompanying consolidated statement of operations for 2011.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 18 Acquisition-Related Costs

The Company incurred certain expenses related to the completion of its acquisitions. The Company also incurred certain expenses related to other potential acquisitions that the Company did not consummate. The following table summarizes the Company’s acquisition-related costs during 2011 and 2010 (in thousands):

	2011				2010
	Bank of Choice	Community Banks of Colorado	Other	Total	Bank Midwest	Hillcrest Bank	Other	Total
Legal and advisory	$500	$584	$—	$1,084	$4,525	$3,093	$—	$7,618
Professional fees	892	1,153	—	2,045	1,310	973	1,308	3,591
Due diligence	129	1,035	642	1,806	523	258	2,086	2,867

Total	$1,521	$2,772	$642	$4,935	$6,358	$4,324	$3,394	$14,076

Note 19 Warrants

At December 31, 2011 and 2010, the Company had 830,750 outstanding warrants to purchase Company stock. The warrants were granted to certain lead stockholders of the Company, all with an exercise price of $20.00 per share. The term of the warrants is for ten years and the expiration dates of the warrants range from October 20, 2019 to September 30, 2020. The fair value of the warrants was estimated to be $6.8 million and $6.9 million at December 31, 2011 and 2010, respectively. The fair value of the warrants was estimated using a Black-Scholes option pricing model utilizing the following assumptions at the indicated dates:

	December 31, 2011	December 31, 2010
Risk-free interest rate	1.56%	3.35%
Expected volatility	34.93%	31.32%
Expected term (years)	8-9	9-10
Dividend yield	0.00%	0.00%

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the warrants, of 16 comparable companies with publicly traded shares. The risk-free rate for the expected term of the warrants was based on the U.S. Treasury yield curve at the date of grant. The expected term was estimated based on the contractual term of the warrants. The dividend yield was assumed to be zero because the Company does not anticipate paying dividends in the foreseeable future.

During 2011, 2010 and 2009, the Company recorded a gain of $56 thousand, a loss of $44 thousand and a gain of $270 thousand, respectively, in the consolidated statements of operations resulting from the change in fair value on the revaluation of the warrant liability.

Note 20 Common Stock

The Company had 44,612,344 Class A common stock and 7,545,353 Class B common stock as of December 31, 2011. Additionally, the Company had 1,108,334 shares of restricted Class A common stock issued but not yet vested under the NBH Holdings Corp. 2009 Equity Incentive Plan. Class A common stock possesses all of the voting power for all matters requiring action by holders of common stock, with certain limited exceptions. The Company’s certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock are treated equally and identically.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 21 Income (Loss) Per Share

The Company had 52,157,697, 51,936,280 and 58,068,304 shares issued and outstanding as of December 31, 2011, 2010 and 2009, respectively, inclusive of 250,000 shares of founders’ shares that were issued in 2009 at par value and vested during 2011. Stock options and warrants are potentially dilutive securities, but are not included in the calculation of diluted earnings per share because to do so would have been anti-dilutive for the years ended December 31, 2011, 2010 and 2009. The Company also has VAR’s issued to the FDIC in conjunction with the acquisition of Bank of Choice and Community Banks of Colorado that are potentially dilutive should the FDIC choose to settle this right in the Company’s stock. The exercisability of the VAR’s is contingent upon the Company having a triggering event upon public listing of its stock or a sale event, and as of December 31, 2011, the triggering events had not occurred, and as a result, the VAR’s are not included in the calculation of diluted earnings per share.

The following table illustrates the computation of basic and diluted income per share for 2011:

	For the year ended 2011
	Income (Numerator)	Shares (Denominator)	Per-share amount
Basic EPS
Income available to common stockholders	$41,963,000	51,978,744	$0.81

Effect of dilutive securities
Restricted stock		125,277

Diluted EPS
Income available to common stockholders	$41,963,000	52,104,021	$0.81

The Company had 2,620,832, 2,343,332 and 1,418,332 stock options to purchase common stock at $20.00 per share outstanding at December 31, 2011, 2010 and 2009, respectively, which were not included in the computation of diluted income per share because the options’ exercise price was greater than the average market price of the common shares. Additionally, the Company had 830,750 outstanding warrants to purchase the Company’s common stock as of December 31, 2011 and 2010 and 237,500 outstanding warrants as of December 31, 2009. The warrants have an exercise price of $20.00, which was out-of-the-money for purposes of dilution calculations. The Company had 1,329,751, 1,199,168 and 709,168 restricted shares outstanding as of December 31, 2011, 2010 and 2009, respectively, which have performance, market and time-vesting criteria, and as such, any dilution is derived only for the timeframe in which the vesting criteria had been met.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Note 22 Income Taxes

(a) Income taxes

Total income taxes for the years ended December 31, 2011, 2010 and 2009 were allocated as follows (in thousands):

	2011	2010	2009
Current expense:
U.S. federal	$33,258	$291	$162
State and local	4,942	401	6

Total	38,200	692	168

Deferred (benefit) expense:
U.S. federal	(10,344)	1,600	—
State and local	(410)	661	—

Total	(10,754)	2,261	—

Income tax expense	$27,446	$2,953	$168

(b) Tax Rate Reconciliation

Income tax expense attributable to income (loss) before taxes was $27.4 million, $3.0 million and $0.2 million for 2011, 2010 and 2009, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate to pretax income (loss) as a result of the following (in thousands):

	2011	2010	2009
Income taxes at deferral statutory rate (35% for 2011 and 2010, and 34% for 2009)	$24,293	$3,150	$(464)
State income taxes, net of federal benefits	2,946	690	4
Valuation allowance	—	(720)	720
Restricted stock	230	—	—
Start-up costs	—	(178)	—
Other	(23)	11	(92)

Income tax expense	$27,446	$2,953	$168

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

(c) Significant Components of Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below (in thousands):

	2011	2010
Deferred tax assets:
Excess tax basis of assets acquired over carrying value:
Loans	$29,982	$22,156
Intangible assets	20,705	11,569
Other real estate owned	0	8,663
Accrued stock-based compensation	8,517	6,188
Capitalized start-up and acquisition costs	6,690	4,214
Allowance for loan losses	4,120	29
Accrued expenses	1,917	61
Federal net operating loss	0	1,236
Other	313	99

Total deferred tax assets	72,244	54,215

Deferred tax liabilities:
Excess carrying value of liabilities assumed over tax basis:
FDIC indemnification asset net of clawback liability	(55,660)	(55,974)
Other real estate owned	(2,498)	—
Unrealized gains	(29,646)	(3,138)
Premises and equipment	(4,264)	—
Prepaid expenses	(1,185)	(467)
Other	(144)	(35)

Total deferred tax liabilities	(93,397)	(59,614)

Net deferred tax liability	$(21,153)	$(5,399)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, if any (including the impact of available carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.

For the year ended December 31, 2011, management believes a valuation allowance on the deferred tax asset is not necessary based on the current and future projected earnings of the Company. Furthermore, the Company is in an overall deferred tax liability position as of December 31, 2011 and 2010. The Company has no unrecognized tax benefits as of December 31, 2011 and 2010. The Company has utilized all remaining net operating loss carryovers as of December 31, 2011.

Note 23 Commitments and Contingencies

Financial instrument commitments and contingencies

In the normal course of business, the Company enters into various off-balance sheet commitments to help meet the financing needs of clients. These financial instruments include commitments to extend credit, commercial and consumer lines of credit and standby letters of credit. The same credit policies are applied to

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

these commitments as the loans on the consolidated statements of financial condition; however, these commitments involve varying degrees of credit risk in excess of the amount recognized in the consolidated statements of financial condition. At December 31, 2011 and 2010, the Company had loan commitments totaling $341.1 million and $225.8 million respectively, and standby letters of credit that totaled $20.0 million and $29.1 million, respectively. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments represents the Company’s potential credit loss exposure. Amounts funded at Hillcrest Bank and Community Banks of Colorado under non-cancelable commitments in effect at the date of acquisition are covered under the loss sharing agreements if certain conditions are met.

Total unfunded commitments at December 31, 2011 and 2010 were as follows:

	December 31, 2011			December 31, 2010
	Covered	Not Covered	Total	Covered	Not Covered	Total
Commitments to fund loans:
Residential	$1,517	$30,194	$31,711	$—	$1,491	$1,491
Commercial and commercial real estate	2,437	38,937	41,374	17,780	55,147	72,927
Construction and land development	3,565	776	4,341	17,568	1,749	19,317
Consumer	—	39,690	39,690	—	—	—
Credit card lines of credit	—	20,738	20,738	—	22,661	22,661
Unfunded commitments under lines of credit	68,223	135,001	203,224	571	108,879	109,450
Commercial and standby letters of credit	3,051	16,986	20,037	20,382	8,738	29,120

Total	$78,793	$282,322	$361,115	$56,301	$198,666	$254,967

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to clients in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representative of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Credit card lines of credit — The Company extends lines of credit to clients through the use of credit cards issued by the banks. These lines of credit represent the maximum amounts allowed to be funded, many of which will not exhaust the established limits, and as such, these amounts are not necessarily representations of future cash requirements or credit exposure.

Unfunded commitments under lines of credit — In the ordinary course of business, the Company extends revolving credit to its clients through the use of bank-issued credit cards. These arrangements may require the payment of a fee.

Commercial and standby letters of credit — As a provider of financial services, the Company routinely issues commercial and standby letters of credit, which may be financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Letters of credit are subject to the same underwriting and credit approval process as traditional loans, and as such, many of them have various forms of collateral securing the commitment, which may include real estate, personal property, receivables or marketable securities.

Contingencies

In the ordinary course of business, the Company and its banks may be subject to litigation. Based upon the available information and advice from the Company’s legal counsel, management does not believe that any potential, threatened or pending litigation to which it is a party will have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Note 24 Parent Company Only Financial Statements

Parent company only financial information for National Bank Holdings Corporation is summarized as follows:

Condensed Statements of Financial Condition

(In thousands)

	2011	2010
Assets
Cash and cash equivalents	$113,602	$393,283
Investment in subsidiaries	967,895	596,882
Other assets	3,490	14,180

Total assets	$1,084,987	$1,004,345

Liabilities and stockholders’ equity
Other liabilities	(3,741)	10,586

Total liabilities	(3,741)	10,586
Stockholders’ equity	1,088,728	993,759

Total liabilities and stockholders’ equity	$1,084,987	$1,004,345

Condensed Statements of Operations

(In thousands)

	2011	2010	2009
Interest income	$649	$2,330	$481
Undistributed equity from subsidiaries	56,076	30,798	—
Other income	—	8	—

Total income	56,725	33,136	481
Expenses
Salaries and employee benefits	14,675	22,234	1,775
Other expenses	4,898	3,435	72
Transaction/due diligence expense	1,046	13,117	—

Total expenses	20,619	38,786	1,847
Operating income (loss)	36,106	(5,650)	(1,366)
Income tax (benefit) expense	(5,857)	(11,701)	168

Net income (loss)	$41,963	$6,051	$(1,534)

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Condensed Statements of Cash Flows

(In thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$41,963	$6,051	$(1,534)
Undistributed equity from subsidiaries	(56,076)	(30,798)	—
Stock-based compensation expense	12,564	16,612	—
Other	(3,127)	(10,080)	(411)

Net cash used in operating activities	(4,676)	(18,215)	(1,945)
Cash flows from investing activities:
Payments for investments in and advances to subsidiaries	(274,000)	(560,000)	—
Purchases of premises and equipment	(511)	(149)	(80)

Net cash used in investing activities	(274,511)	(560,149)	(80)
Cash flows from financing activities:
Capital contribution	—	—	1,101,313
Payment to repurchase stock	—	(127,641)	—
Issuance of vested restricted stock	(494)	—	—

Net cash (used in) provided by financing activities	(494)	(127,641)	1,101,313

Net (decrease) increase in cash and cash equivalents	(279,681)	(706,005)	1,099,288
Cash and cash equivalents at beginning of the year	393,283	1,099,288	—

Cash and cash equivalents at end of the year	$113,602	$393,283	$1,099,288

Note 25 Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels are defined as follows:

•	Level 1 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on similar assets or liabilities in inactive markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs other than quoted prices that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, and other inputs obtained from observable market input.

•

Level 3 — Includes assets or liabilities in which the inputs to the valuation methodology are based on at least one significant assumption that is not observable in the marketplace. These valuations may rely on management’s judgment and may include internally-developed model-based valuation techniques.

Level 1 inputs are considered to be the most transparent and reliable and level 3 inputs are considered to be the least transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third-party price indications may be available, limited trading activity can challenge the observability of these quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the valuation hierarchy:

Fair Value of Financial Instruments Measured on a Recurring Basis

Investment securities available for sale — Investment securities available-for-sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as level 1. The Company classified its U.S. Treasury securities as Level 1 in the fair value hierarchy as of December 31, 2011 and 2010. When quoted market prices in active markets for identical assets or liabilities are not available, quoted prices of securities with similar characteristics, discounted cash flows or other pricing characteristics are used to estimate fair values and the securities are then classified as level 2. At December 31, 2011, the Company’s level 2 securities included mortgage-backed securities comprised of residential mortgage pass-through securities, other residential mortgage-backed securities, and other mortgage-backed securities, all of which were issued or guaranteed by U.S. Government agencies or sponsored agencies, and at December 31, 2010 also included U.S. Government sponsored agency obligations held by the Company at that time. All other investment securities are classified as level 3. There were no transfers between levels 1 or 2 during 2011 or 2010.

Value appreciation rights issued to the FDIC — The Company measures the fair value of the VAR on a recurring basis and is based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

Warrant liability — The Company measures the fair value of the warrant liability on a recurring basis using a Black-Scholes option pricing model. The Company’s common stock is not publicly traded in an exchange, and the fair value measurement of the warrant liability requires significant unobservable inputs to the valuation model.

Clawback liability — The Company measures the net present value of expected future cash payments to be made by the Company to the FDIC that must be made within 45 days of the conclusion of the loss sharing agreements on a recurring basis. The expected cash flows are calculated in accordance with the loss sharing agreements and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The tables below present the financial instruments measured at fair value on a recurring basis as of December 31, 2011 and 2010 on the consolidated statement of financial condition utilizing the hierarchy structure described above (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investment Securities available-for-sale:
U.S. Treasury securities	$3,300	$—	$—	$3,300
U.S. Government sponsored agency obligations	3,010	—	—	3,010
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	—	1,191,537	—	1,191,537
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	643,625	—	643,625
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	20,808	—	20,808
Other securities	—	—	419	419

Total assets at fair value	$6,310	$1,855,970	$419	$1,862,699

Liabilities:
Value appreciation rights issued to FDIC	$—	$—	$1,767	$1,767
Warrant liability	—	—	6,845	6,845
Clawback liability	—	—	29,994	29,994

Total liabilities at fair value	$—	$—	$38,606	$38,606

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investment Securities available-for-sale:
U.S. Treasury securities	$42,548	$—	$—	$42,548
U.S. Government sponsored agency obligations	—	500	—	500
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	—	1,034,703	—	1,034,703
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	176,425	—	176,425
Other securities	—	—	419	419

Total assets at fair value	$42,548	$1,211,628	$419	$1,254,595

Liabilities:
Value appreciation rights issued to FDIC	$—	$—	$746	$746
Warrant liability	—	—	6,901	6,901
Clawback liability	—	—	11,571	11,571

Total liabilities at fair value	$—	$—	$19,218	$19,218

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

The table below details the changes in Level 3 financial instruments during 2011 (in thousands):

	Value appreciation rights issued to FDIC	Warrant liability	Clawback liability
Balance at December 31, 2010	$746	$6,901	$11,571
Additions through acquisition	1,147	—	14,800
Change in value	(126)	(56)	—
Accretion	—	—	845
Clawback revaluation	—	—	2,778
Transfers out	—	—	—

Net change in Level 3	1,021	(56)	18,423

Balance at end of period	$1,767	$6,845	$29,994

Fair Value of Instruments Measured on a Non-recurring Basis

The Company records collateral dependent loans that are considered to be impaired at their estimated fair value. A loan is considered impaired when it is probable that the Company will be unable to collect all contractual amounts due in accordance with the terms of the loan agreement. Collateral dependent impaired loans are measured based on the fair value of the collateral. The Company relies on third-party appraisals and internal assessments in determining the estimated fair values of these loans. At December 31, 2011, the Company had three impaired loans that were measured at fair value on a non-recurring basis. These loans carried specific reserves totaling $0.8 million. Two of the impaired loans were within the commercial real estate segment (non-owned occupied) with specific reserves of $0.6 million and carried balances totaling $11.5 million at December 31, 2011. The other impaired loan was within the residential real estate segment with a specific reserve of $0.2 million and carried a balance of $0.5 million at December 31, 2011. All of these loans were considered level 3 measurements within the fair value hierarchy described above.

OREO is recorded at the lower of the loan balance or the fair value of the collateral less estimated selling costs. The estimated fair values of OREO are updated periodically and further write-downs may be taken to reflect a new basis. The Company recognized $1.1 million of OREO impairments during 2011, all of which were on OREO that was covered by loss sharing agreements with the FDIC. The fair values of OREO are derived from third-party price opinions or appraisals that generally use an income approach or a market value approach. If reasonable comparable appraisals are not available, then the Company may use internally developed models to determine fair values. The inputs used to determine the fair values of OREO are considered level 3 inputs in the fair value hierarchy.

The Company did not record any liabilities for which the fair value was made on a non-recurring basis during 2011 or 2010. The instruments measured on a non-recurring basis discussed above represent the initial measurement of these instruments on a non-recurring basis.

Note 26 Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is determined based upon quoted market prices to the extent possible; however, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

present value or other valuation techniques that may be significantly impacted by the assumptions used, including the discount rate and estimates of future cash flows. Changes in any of these assumptions could significantly affect the fair value estimates. The fair value of the financial instruments listed below does not reflect a premium or discount that could result from offering all of the Company’s holdings of financial instruments at one time, nor does it reflect the underlying value of the Company, as ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

In connection with the Hillcrest Bank, Bank Midwest, Bank of Choice and Community Banks of Colorado acquisitions, the Company recorded all of the acquired assets and assumed liabilities at fair value at the respective dates of acquisition. Due to the short timeframe between the acquisitions of Hillcrest Bank and Bank Midwest to December 31, 2010, the Company determined that the carrying amount approximated fair value for the Company’s assets and liabilities as of December 31, 2010. The fair value of financial instruments at December 31, 2011 and 2010, including methods and assumptions utilized for determining fair value of financial instruments, are set forth below (in thousands):

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$1,628,137	$1,628,137	$1,907,730	$1,907,730
Investment securities available-for-sale	1,862,699	1,862,699	1,254,595	1,254,595
Investment securities held-to-maturity	6,801	6,829	—	—
Non-marketable securities	29,117	29,117	17,800	17,800
Loans	2,262,524	2,272,886	1,568,822	1,568,822
Accrued interest receivable	16,022	16,022	10,249	10,249

Financial liabilities:
Deposits	5,063,053	5,068,771	3,473,339	3,473,339
Securities sold under agreements to repurchase	47,597	47,597	24,164	24,164
Due to FDIC	67,972	67,972	13,564	13,564
Value appreciation rights issued to FDIC	1,767	1,767	746	746
Warrant liability	6,845	6,845	6,901	6,901
Accrued interest payable	11,017	11,017	15,384	15,384
Treasury tax and loan	—	—	377	377

Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value is equal to the carrying value.

Investment securities

The estimated fair value of investment securities is based on quoted market prices or bid quotations received from securities dealers. Other investment securities, including securities that are held for regulatory purposes are carried at cost, less any other than temporary impairment.

Loans and covered loans

The estimated fair value of the loan portfolio is estimated using a discounted cash flow analysis using a discount rate based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The allowance for loan losses is considered a reasonable estimate of any required adjustment to fair value to reflect the impact of credit risk.

NATIONAL BANK HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value is equal to the carrying value.

Deposits

The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits, taking into account the option for early withdrawal. The discount rate is estimated using the rates offered by the Company, at the respective measurement date, for deposits of similar remaining maturities.

Securities sold under agreements to repurchase

The vast majority of the Company’s repurchase agreements are overnight transactions that mature the day after the transaction, and as a result of this short-term nature, the estimated fair value is equal to the carrying value.

Due to FDIC

The amount due to FDIC is specified in the purchase agreements and is discounted to reflect the uncertainty in the timing and payment of the amount due by the Company.

Value appreciation rights issued to FDIC (VAR)

The estimated fair value of the VAR is tied to the Company’s stock price and is fully described in note 4.

Warrant liability

The warrant liability is estimated using a Black-Scholes model, the assumptions of which are detailed in note 19.

Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value is equal to the carrying value.

Treasury tax and loan

Treasury tax and loan liabilities generally have a short-term nature and the estimated fair value is equal to the carrying value.

Note 27 Subsequent Events

On March 22, 2012, the Company held its annual meeting and approved the change of its name to National Bank Holdings Corporation. Additionally, stockholders re-elected all seven of the existing members of the Board of Directors, approved a senior executive annual bonus plan, approved an amendment to the 2009 Equity Incentive Plan and amended the Company’s Certificate of Incorporation to eliminate the restriction on owning more than 4.9% of the outstanding Class A shares and to facilitate the conversion of Class B non-voting shares into Class A shares in connection with registered public offerings.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying statement of assets acquired and liabilities assumed of Hillcrest Bank, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) (the Company) as of October 22, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed also includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities assumed provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Hillcrest Bank, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of October 22, 2010, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

September 28, 2011

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

HILLCREST BANK, N.A.

(A Wholly Owned Subsidiary of National Bank Holdings Corporation)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF HILLCREST BANK

As of October 22, 2010

(In thousands)

ASSETS
Cash and due from banks	$5,470
Due from Federal Reserve Bank	128,531

Cash and cash equivalents	134,001

Investment securities available for sale, at fair value	235,255
Non-marketable equity securities	4,042

Total investment securities	239,297

Loans receivable	781,342

FDIC indemnification asset	159,706
Other real estate owned	51,600
Premises and equipment	157
Gain on bargain purchase	(37,778)
Core deposit intangible asset	5,760
Other assets	4,882

Total assets	$1,338,967

LIABILITIES
Demand deposits:
Noninterest-bearing	$87,249
Interest-bearing	78,287
Savings and money market	131,972
Time deposits	936,505

Total deposits	1,234,013

Federal Home Loan Bank advances	83,894
Clawback liability	11,454
Due to FDIC	746
Other liabilities	8,860

Total liabilities	$1,338,967

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed (“net assets acquired”) by NBH Holdings Corp. (now National Bank Holdings Corporation, the “Company”) in the acquisition of the former Hillcrest Bank from the Federal Deposit Insurance Corporation (“FDIC”) on October 22, 2010. In conjunction with the acquisition of the net assets acquired, the Company obtained a new banking charter from the Office of the Comptroller of the Currency, Hillcrest Bank, N.A. (the “Bank”), a wholly owned subsidiary of the Company. The assets were acquired and the liabilities were assumed by the Bank on October 22, 2010.

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of Hillcrest Bank that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

Accounting principles generally accepted in the United States of America (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from purchased assets, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the valuation of other real estate owned, the valuation of the FDIC indemnification asset and clawback liability, and the value appreciation rights issued to the FDIC, as defined below. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in note 3. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Net Assets Acquired

On October 22, 2010, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Hillcrest Bank of Overland Park, Kansas. Upon closing the acquisition, the Company reopened the nine full-service banking branches and 32 retirement center branches previously owned by Hillcrest Bank, as branches of Hillcrest Bank N.A.

Excluding the effects of purchase accounting adjustments, the Company acquired assets of $1.6 billion and assumed deposits and other liabilities of $1.3 billion in connection with the acquisition of Hillcrest Bank. The net assets were acquired at a discount of $182.7 million, which is reflected as a portion of the cash acquired, and the settlement amount paid to the FDIC at close was $56.3 million. In conjunction with the Hillcrest Bank purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a cash payment equal to the excess of the Company’s common stock price and a strike price of $18.65 per unit at a future time, not to exceed 10 years. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Hillcrest Bank to be approximately $0.7 million, which is included in Due to FDIC in the accompanying statement of assets acquired and liabilities assumed. Any future changes to the value of the VAR will be included in other noninterest expense.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Information regarding the fair value adjustments recorded by the Company in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 is shown in the following table (in thousands):

	As Acquired from FDIC	Fair Value Adjustments	Settlement amount paid to FDIC	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$190,344	$—	$(56,343)	$134,001
Investment securities, available for sale	235,255	—	—	235,255
Non-marketable investment securities	4,042	—	—	4,042
Loans	1,016,394	(235,052)	—	781,342
FDIC indemnification asset	—	159,706	—	159,706
Other real estate owned, covered by loss share agreement	111,332	(59,732)	—	51,600
Gain on bargain purchase	—	(37,778)	—	(37,778)
Intangible assets	—	5,760	—	5,760
Premises and equipment	157	—	—	157
Other assets	4,882	—	—	4,882

Total assets	$1,562,406	$(167,096)	$(56,343)	$1,338,967

Liabilities assumed:
Deposits	$1,234,013	$—	$—	$1,234,013
Federal Home Loan Bank advances	80,460	3,434	—	83,894
Accrued interest payable	7,279	—	—	7,279
Due to FDIC	—	11,454	—	11,454
Other liabilities	1,575	752	—	2,327

Total liabilities	1,323,327	15,640	—	$1,338,967

In connection with the purchase and assumption agreement with the FDIC, the Company entered into loss sharing agreements with the FDIC whereby the Company will be reimbursed by the FDIC for a portion of the losses incurred as a result of the resolution and disposition of the problem assets of Hillcrest Bank. The loss sharing agreements with the FDIC cover substantially all of the failed bank’s loans, unfunded commitments, and other real estate owned (“OREO”), which are collectively referred to as the “covered assets.” However, the Company also acquired other assets of Hillcrest Bank that are not covered by the loss sharing agreements, including $190.3 million of cash and cash equivalents, $239.3 million of investment securities, $3.1 million of consumer loans and overdrafts, and other tangible assets. For purposes of the loss sharing agreements, the anticipated losses on the covered assets are grouped into commercial assets and single family assets, and each category has its own specific loss sharing agreement. The loss sharing agreement categories cover losses on both loans and OREO in their respective categories and have provisions that reimburse the Company for direct expenses related to the resolution of these assets. Within these categories, there are three tranches of losses, each beginning after the loss threshold of the previous tranche has been met, and each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	$ 295,592	60%	1	$ 4,618	60%
2	405,293	0%	2	8,191	30%
3	>405,293	80%	3	>8,191	80%

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred. The term for loss sharing on single-family residential real estate loans is 10 years, while the term for loss sharing on all other covered loans is 5 years. The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition. The Company will refund to the FDIC its share of recoveries with respect to losses for which the FDIC paid the Company under the loss sharing agreements.

The expected reimbursements from the FDIC under the loss sharing agreements are reflected in the accompanying statement of assets acquired and liabilities assumed as an indemnification asset at its estimated fair value of $159.7 million.

Within 45 days of the end of the loss sharing agreements with the FDIC, the Company may be required to pay the FDIC in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company recorded $11.5 million as the estimated fair value of this clawback liability at the acquisition date.

The Company believes that the FDIC loss sharing agreement will mitigate the Company’s risk of loss on assets acquired. Nonetheless, to the extent the actual values realized for the acquired assets are different from the estimated values, the FDIC indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC.

In connection with the Hillcrest Bank transaction, the Company recognized approximately $37.8 million of bargain purchase gain and a $5.8 million core deposit intangible. The bargain purchase gain of $37.8 million recorded at the date of acquisition represents the amount by which the acquisition-date fair value of the identifiable net assets acquired (inclusive of the $182.7 million purchase discount from the FDIC) exceeds the fair value of the consideration paid.

Note 3 Fair Value Determinations

The Company has determined that the Hillcrest Bank acquisition constitutes a business combination as defined by ASC Topic 805, Business Combinations. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions and other future events, and actual results could differ materially. The determination of the initial fair values of covered loans and the related FDIC indemnification asset and clawback liability involve a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

(a)	Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

(b)	Investment securities

The estimated fair values of investment securities were based on quoted market prices or bid quotations received from third-party securities dealers. The fair value of securities held for regulatory purposes were deemed to be equal to par value.

(c)	Loans and covered loans

The fair value of the loan portfolio was estimated using a discounted cash flow approach. The cash flows were projected based on the expected probability of default, default timing and loss given default rates on loans covered by the loss share agreements. The expected cash flows were then discounted utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(d)	FDIC indemnification asset

The loss sharing agreements with the FDIC resulted in an FDIC indemnification asset that is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The fair value of the FDIC indemnification asset was determined based upon projected cash flows from loss sharing agreements and the timing and amount of expected reimbursements for losses on covered assets at the applicable loss sharing percentages in accordance with the terms of the loss share agreements with the FDIC. The projected cash flows were discounted with a market discount rate of similar maturity and risk instruments to reflect the timing and receipt of the loss sharing reimbursements from the FDIC.

(e)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Hillcrest Bank had with its deposit customers at the date of acquisition. The fair value was determined based on a discounted cash flow methodology that considered primary asset attributes such as expected customer runoff rates, cost of the deposit base, and reserve requirements.

(f)	Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

(g)	Deposits

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, negotiable order of withdrawal (“NOW”) accounts, and money market accounts, was equal to the amount payable on demand at the acquisition date. The FDIC provided Hillcrest Bank depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. Additionally, the Company had the opportunity to change the interest rates on these deposits at the time of acquisition. The interest rates on certain deposits were changed at the date of acquisition to rates that the Company determined to be market rates for comparable deposits of similar remaining maturities. As a result, all time deposits were deemed to be at fair value as of the date of acquisition and no fair value adjustments were made.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

(h)	Federal Home Loan Bank Advances

The fair values of the Federal Home Loan Bank (“FHLB”) advances were based on discounted values of contractual cash flows of the advances. The discount rate was estimated using market rates at the acquisition date, for advances of similar remaining maturities.

(i)	Clawback liability

The clawback liability represents the Company’s obligation to refund a portion of the cash received from the FDIC at acquisition in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company estimated the fair value of the clawback liability based on the net present value of expected future cash payments to be made by the Company to the FDIC that must be made within 45 days of the conclusion of the loss sharing agreements. The expected cash flows were calculated in accordance with the loss sharing agreements and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

(j)	Due to FDIC

The amount due to FDIC is specified in the purchase agreements and is discounted to reflect the uncertainty in the timing and payment of the amount due by the Company.

(k)	Value appreciation rights issued to FDIC

The estimated fair value of the VAR is tied to the Company’s stock price and is fully described in note 2.

(l)	Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

(m)	Treasury tax and loan

Treasury tax and loan liabilities generally have a short-term nature and the fair value was determined to be equal to the carrying value.

Note 4 Investment Securities

The investment securities portfolio comprised investment securities available for sale and non-marketable investment securities. The fair values of investment securities available for sale at the date of acquisition are summarized as follows (in thousands):

	Fair Value	Yield
U.S. sponsored agency obligations	$500	0.23%
Residential collateralized mortgage obligations	234,755	2.45%

Total investment securities available for sale	$235,255	2.45%

Non-marketable securities	4,042	2.44%

Total investment securities	$239,297	2.45%

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

The Company estimates that the weighted average life of the collateralized mortgage obligations portfolio as of the acquisition date was 3.51 years. This estimate is based on assumptions and actual results may differ.

The Company had one FHLB agency debenture for $0.5 million with a remaining contractual maturity of less than one year.

Certain securities were pledged as collateral for public deposits, securities sold under agreements to repurchase, treasury tax and loan agreements, and to secure borrowing capacity at the Federal Reserve Bank, if needed. $61.9 million of investment securities were pledged at the acquisition date for such purposes.

Non-marketable securities consist of $4.0 million of FHLB stock that was required based on the level of borrowings from the FHLB.

Note 5 Loans

The majority of the acquired loans are within the scope of ASC Topic 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which cash flows could not be estimated, which are accounted for under the cost recovery method.

Substantially all loans are covered by loss sharing agreements with the FDIC. All loans are reflected at their estimated fair value. Generally, the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following table reflects the composition of all acquired loans as of October 22, 2010 (in thousands):

	Covered loans			Non-covered loans	Total loans
	Loans accounted for under FASB ASC Topic 310-30	Loans excluded from FASB ASC Topic 310-30	Total covered loans
Commercial and industrial	$79,232	$46,839	$126,071	—	$126,071
Commercial construction	132,869	126	132,995	—	132,995
Commercial real estate	188,321	1,144	189,465	—	189,465
Multifamily	67,088	—	67,088	—	67,088
Land and development	220,866	12,166	233,032	—	233,032
Single family residential	11,552	7,988	19,540	—	19,540
Consumer*	—	—	—	3,090	3,090
Leases	—	10,061	10,061	—	10,061

Total covered loans	$699,928	$78,324	$778,252	$3,090	$781,342

*	Consumer loans accounted for under ASC Topic 310-30, but not covered.

The outstanding balance of all non-covered loans, including contractual principal, interest, fees, and penalties, was $3.2 million as of the date of acquisition.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at October 22, 2010 (in thousands):

Contractual cash flows of loans accounted for under ASC Topic 310-30	$1,034,373
Nonaccretable discount	(246,682)

Cash flows expected to be collected	787,691
Accretable discount	(84,673)

Covered loans accounted for under ASC Topic 310-30	$703,018

Covered loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Covered loans accounted for under ASC Topic 310-30 are generally classified as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest was considered in the estimation of expected cash flows and will be included in the resulting recognition of future period covered loan loss provision or future period yield adjustments.

The following table reflects the composition and contractual maturities of loans purchased in the Hillcrest Bank transaction (in thousands):

	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial and industrial	$49,565	$76,506	$—	$126,071
Commercial construction	71,573	61,422	—	132,995
Commercial real estate	114,034	75,431	—	189,465
Multifamily	9,024	58,064	—	67,088
Land and development	159,527	73,505	—	233,032
Single family residential	17,456	1,813	271	19,540
Consumer	880	2,057	153	3,090
Leases	—	—	10,061	10,061

Total loans	$422,059	$348,798	$10,485	$781,342

The following table reflects a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of October 22, 2010 (in thousands):

	Fixed	Variable	Total
Commercial and industrial	$21,592	$54,914	$76,506
Commercial construction	10,202	51,220	61,422
Commercial real estate	26,517	48,914	75,431
Multifamily	12,728	45,336	58,064
Land and development	14,678	58,827	73,505
Single family residential	743	1,341	2,084
Consumer	2,210	—	2,210
Leases	10,061	—	10,061

Total loans	$98,731	$260,552	$359,283

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Note 6 Other Real Estate Owned

The accompanying statement of assets acquired and liabilities assumed includes $51.6 million of other real estate owned. These assets are covered by the loss sharing agreements with the FDIC and are comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. Any losses on these assets or on subsequent foreclosures related to covered loans are substantially offset by a corresponding change in the FDIC indemnification asset. See note 2 for a discussion of the terms of the loss sharing arrangement.

Note 7 Core Deposit Intangible Asset

In connection with the Hillcrest Bank transaction, the Company recorded a core deposit intangible asset of $5.8 million. The Company will amortize the core deposit intangible asset under the straight-line method over 7 years, which represents the expected useful life of the asset. This will result in approximately $0.8 million of core deposit intangible amortization expense each year through 2017.

Note 8 Deposits

The scheduled maturity of certificates of deposits of $100,000 or more, as of October 22, 1010, were as follows (in thousands):

3 months or less	$80,696
Over three months through 6 months	64,349
Over 6 months through 12 months	124,739
Over 12 months	216,830

Total	$486,614

In connection with the Hillcrest Bank acquisition, the FDIC provided the majority of Hillcrest Bank depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. As of October 22, 2010 the Company had approximately $922.7 million of time deposits that were subject to penalty-free withdrawals.

Note 9 Federal Home Loan Bank Advances

The Company assumed Federal Home Loan Bank (“FHLB”) advances with a fair value of $83.9 million in connection with the acquisition of Hillcrest Bank. The advances were secured with $31.5 million of loans and $53.8 million of investment securities. The following table sets forth selected information regarding the FHLB advances assumed:

	Principal amounts due	Range of interest rates
Repayable during the year ended December 31,
2010	$5,000	5.91%
2011	15,000	0.98%-1.27%
2011	50,000	4.21% -5.33%
2012	3,350	6.35%
2017	5,000	3.74%
2023	2,110	6.07%

Total contractual amounts due	80,460
Fair value adjustment	3,434

Total as recorded by the Company	$83,894

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

The Company paid off all amounts due under the FHLB advances by November 1, 2010. In doing so, the Company paid $83.9 million, inclusive of $3.4 million of prepayment penalties.

Note 10 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based on the purchase price and the FDIC loss share agreement requires the covered assets to be valued at the greater of their fair market value or their guaranteed value; in addition, tax law does not assign any value to the GAAP loss share indemnification asset or related clawback liability. The two methods provide the same overall “net” result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items. For tax purposes, there was not a bargain purchase gain based on the allocation approach.

Note 11 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial and consumer lines of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $30.8 million and standby letters of credit totaled $23.6 million, substantially all of which are covered under the loss sharing agreements with the FDIC. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments, offset by applicable loss sharing arrangements with the FDIC, represents the Company’s potential credit loss exposure.

Total unfunded commitments at the acquisition date of October 22, 2010 were as follows (in thousands):

Commitments to fund loans
Residential	$670
Commercial and commercial real estate	16,107
Construction and land development	14,109
Commercial and standby letters of credit	23,593

Total	$54,479

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Commercial and standby letters of credit — Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying statement of assets acquired and liabilities assumed of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) (the Company) as of December 10, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed also includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of December 10, 2010, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

September 28, 2011

KPMG LLP is a Delaware limited liability partnership, the U.S.

member firm of KPMG International Cooperative (“KPMG International”),

a Swiss entity.

BANK MIDWEST, N.A.

(a Wholly Owned Subsidiary of National Bank Holdings Corporation)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK MIDWEST

As of December 10, 2010

(In thousands)

ASSETS
Cash and due from banks	$38,925
Due from Federal Reserve Bank	1,330,812

Cash and cash equivalents	1,369,737

Investment securities available for sale, at fair value	55,360
Non-marketable investment securities	400

Total investment securities	55,760

Loans receivable	882,615

Premises and equipment	36,224
Goodwill	52,442
Core deposit intangible asset	21,650
Accrued interest receivable	4,458
Other assets	3,520

Total assets acquired	$2,426,406

LIABILITIES
Demand deposits:
Non-interest bearing	$236,640
Interest bearing	141,311
Savings and money market	521,245
Time deposits	1,486,701

Total deposits	2,385,897

Securities sold under agreements to repurchase	29,134
Accrued interest payable	11,089
Other liabilities	286

Total liabilities assumed	$2,426,406

See accompanying notes to the statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed by NBH Holdings Corp. (now National Bank Holdings Corporation, the “Company”) in the acquisition of certain assets and liabilities of the former Bank Midwest, a banking subsidiary of Dickinson Financial Corporation (“DFC”). In conjunction with the acquisition of assets and assumption of liabilities, the Company obtained a new banking charter from the Office of the Comptroller of the Currency, Bank Midwest, N.A. (the “Bank”), which is a wholly owned subsidiary of the Company. The assets were acquired and the liabilities were assumed by the Bank on December 10, 2010.

As discussed in note 2, the Company acquired only select assets and assumed only select liabilities, and in light of the facts and circumstances involved, historical financial information of the former Bank Midwest provides limited understanding of future operations. Furthermore, the assets acquired and liabilities assumed were not operated as a distinct stand-alone entity with separate, audited financial statements. As a result, and pursuant to a request for relief submitted to, and not objected to by, the Securities and Exchange Commission, the information provided herein is in lieu of certain historical financial information of the net assets acquired required by Rule 3-05 and Article 11 of Regulation S-X.

Accounting principles generally accepted in the United States of America (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from purchased assets, the fair value adjustments on assets acquired and liabilities assumed, and the valuation of core deposit intangible assets. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in note 3. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Assets Acquired and Liabilities Assumed

In July 2010, the Company agreed to acquire, and on December 10, 2010 completed the acquisition of, certain assets and the assumption of certain liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by DFC. In this transaction, the Company acquired 39 locations across Missouri and eastern Kansas, $2.4 billion of deposits and approximately $905.4 million of loans. The Company had specific performance criteria for the assets purchased and, as a result, did not acquire any non-accrual loans or other real estate owned in connection with the Bank Midwest transaction.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

The Bank acquired $2.4 billion of assets, assumed $2.4 billion of liabilities, and paid $56.0 million cash for the Bank Midwest net assets. The fair value of consideration paid exceeded the fair value of the assets acquired and liabilities assumed, and resulted in the establishment of goodwill in the amount of $52.4 million, which will be tax deductible. Information regarding the assets acquired and liabilities assumed on December 10, 2010 in connection with the Bank Midwest acquisition and the fair value adjustments recorded by the Company in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, are shown in the table below (in thousands):

	As Acquired from DFC	Fair Value Adjustments	Settlement amount paid to DFC	As recorded by the Company
Assets Acquired:
Cash and cash equivalents	$1,425,737	$—	$(56,000)	$1,369,737
Investment securities, available for sale	55,360	—	—	55,360
Non-marketable investment securities	400	—	—	400
Loans	905,354	(22,739)	—	882,615
Premises and equipment	30,662	5,562	—	36,224
Goodwill	—	52,442	—	52,442
Intangible assets	—	21,650	—	21,650
Accrued interest receivable	4,458	—	—	4,458
Other assets	3,520	—	—	3,520

Total assets	$2,425,491	$56,915	$(56,000)	$2,426,406

Liabilities assumed:
Deposits	$2,384,982	$915	$—	$2,385,897
Accrued interest payable	11,089	—	—	11,089
Other liabilities	29,420	—	—	29,420

Total liabilities	$2,425,491	$915	$—	$2,426,406

Note 3 Fair Value Determinations

The Company has determined that the acquisition of assets and the assumption of liabilities constitutes a business combination as defined in ASC Topic 805, Business Combinations. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions, and other future events, and actual results could differ materially. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

(a)	Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

(b)	Investment securities

The estimated fair value of investment securities was based on quoted market prices or bid quotations received from securities dealers.

(c)	Loans

The estimated fair value of the loan portfolio was estimated using a discounted cash flow approach utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(d)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Bank Midwest had with its deposit customers at the date of acquisition. The Company engaged a third party to assist in the valuation of the core deposit intangible asset and the fair value was determined based on a discounted cash flow methodology that considered primary asset attributes such as expected customer run-off rates, cost of the deposit base, and reserve requirements.

(e)	Premises and equipment

The estimated fair value of land and buildings was estimated based on third-party appraisals. The carrying value of equipment was deemed to be a reasonable fair value.

(f)	Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

(g)	Deposits

The estimated fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts, and money market accounts, was equal to the amount payable on demand at the acquisition date. The fair value adjustment on interest-bearing time deposits is representative of the differences in the contractual interest rates versus market interest rates for time deposits with similar remaining maturities at the date of acquisition. The fair value of these deposits was based on the discounted value of contractual cash flows of such deposits. The discount rate was estimated using market rates at the acquisition date, for deposits of similar remaining maturities.

(h)	Securities sold under agreements to repurchase

The vast majority of the assumed repurchase agreements were overnight transactions that mature the day after the transaction and, as a result of this short-term nature, the estimated fair value was deemed to be equal to the carrying value.

(i)	Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 4 Investment Securities

Acquired investment securities included $55.4 million of U.S. Treasury securities with contractual maturities of less than one year and $0.4 million of investments in Community Reinvestment Act ventures with no stated maturity.

Certain securities were pledged as collateral for public deposits and securities sold under agreements to repurchase. The carrying value of securities pledged as collateral totaled $55.4 million at the date of acquisition.

Note 5 Loans

The following table reflects the composition and contractual maturities of loans purchased in the Bank Midwest transaction (in thousands):

	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$23,723	$74,453	$30,629	$128,805
Commercial real estate*	134,045	143,722	110,642	388,408
Agriculture	12,670	18,385	31,039	62,094
Residential real estate	12,416	40,711	225,630	278,757
Consumer	9,756	10,134	4,661	24,551

Total	$192,609	$287,406	$402,601	$882,615

*	Total includes $47.1 million of loans secured by farmland.

The following table shows a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of December 10, 2010 (in thousands):

	Fixed	Variable	Total
Commercial	$57,084	$47,998	$105,082
Commercial real estate*	118,555	135,809	254,364
Agriculture	17,762	31,662	49,424
Residential real estate	90,344	175,997	266,341
Consumer	11,853	2,942	14,795

Total	$295,598	$394,408	$690,006

*	Includes $12.6 million and $31.1 million of fixed and variable rate loans secured by farmland, respectively.

The Company purchased only performing loans in the Bank Midwest acquisition and did not acquire any loans that were 90 days or more past due or on non-accrual status. The gross contractual amounts receivable, including interest, were $1.3 billion as of the acquisition date and the estimated contractual cash flows that were not expected to be collected totaled $13.0 million.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 6 Premises and Equipment

Premises and equipment consisted of the following at December 10, 2010 (in thousands):

Land	$14,549
Buildings and improvements	21,249
Equipment	426

Total	$36,224

Note 7 Goodwill and Intangible Assets

In connection with the Bank Midwest transaction, the Company acquired a core deposit intangible of $21.7 million. The core deposit intangible asset will be amortized straight line over seven years, which represents the expected useful life of the assets and will result in approximately $3.1 million of core deposit intangible amortization expense each year through 2017.

The fair value of consideration paid exceeded the fair value of the Bank Midwest net assets acquired and resulted in the establishment of goodwill in the amount of $52.4 million. In accordance with ASC Topic 350, Intangibles — Goodwill and other, the goodwill will be subject to a fair value-based impairment assessment at least annually. The goodwill will be deductible for income tax purposes.

Note 8 Deposits

The scheduled maturity of certificates of deposits of $100,000 or more, as of acquisition date, were as follows (in thousands):

3 months or less	$78,928
Over 3 months through 6 months	94,195
Over 6 months through 12 months	142,958
Over 12 months	31,716

Total	$347,797

Note 9 Securities Sold Under Agreements to Repurchase

The Company assumed $29.1 million of repurchase agreements at acquisition, all of which were deemed to be carried at fair value because the vast majority of the repurchase agreements were overnight transactions that matured within one day.

As of the date of acquisition, the securities sold under agreements to repurchase were secured by U.S. Treasury securities with an estimated fair value of $55.4 million. At acquisition date, the overnight repurchase agreements had a weighted average interest rate of 0.25% and $235 thousand were for periods longer than one day.

The Company did not assume any borrowings, unused lines of credit, or short-term financing agreements.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 10 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based on the purchase price, inclusive of liabilities assumed based on their contractual terms. The two methods provide the same overall result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items.

Note 11 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial and consumer lines of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $182.9 million and standby letters of credit totaled $8.8 million. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments represents the Company’s potential credit loss exposure.

Total unfunded commitments at the acquisition date of December 10, 2010 were as follows (in thousands):

Commitments to fund loans:
Residential	$89
Commercial and commercial real estate	32,115
Construction and land development	3,675
Consumer	43
Credit card lines of credit	22,661
Unfunded commitments under lines of credit	124,335
Commercial and standby letters of credit	8,828

Total	$191,746

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Credit card lines of credit — Credit card lines of credit have been extended to customers through the use of credit cards issued by the Bank. These lines of credit represent the maximum amounts allowed to be funded, many of which will not exhaust the established limits and, as such, these amounts are not necessarily representations of future cash requirements or credit exposure.

Unfunded commitments under lines of credit — Unfunded commitments under lines of credit are revolving credit arrangements extended to customers in the ordinary course of business that may require the payment of a fee.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Commercial and standby letters of credit — Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying statement of assets acquired and liabilities assumed of Bank of Choice (acquired by Bank Midwest, N.A, a wholly owned subsidiary of NBH Holdings Corp. (the Company)) as of July 22, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities assumed provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Bank of Choice as of July 22, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Kansas City, Missouri

November 14, 2011

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

(In thousands)

ASSETS
Cash and due from banks	$26,665
Due from Federal Reserve Bank	375,340

Cash and cash equivalents	402,005

Investment securities available for sale, at fair value	134,369
Non-marketable equity securities	9,840

Total investment securities	144,209

Loans receivable	363,931

Other real estate owned	34,335
Premises and equipment	21
Gain on bargain purchase	(63,204)
Core deposit intangible asset	5,190
Other assets	2,496

Total assets	$888,983

LIABILITIES
Demand deposits:
Non-interest bearing	$97,199
Interest bearing	237,176
Savings and money market	60,688
Time deposits	365,164

Total deposits	760,227

Federal Home Loan Bank advances	117,148
Due to FDIC	2,526
Other liabilities	9,082

Total liabilities	$888,983

See accompanying notes to the statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed (“net assets acquired”) by NBH Holdings Corp. (now National Bank Holdings Corporation, the “Company”) through its wholly owned subsidiary, Bank Midwest, N.A., in the acquisition of the former Bank of Choice from the Federal Deposit Insurance Corporation (“FDIC”) on July 22, 2011.

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of the Bank of Choice that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

U.S. generally accepted accounting principles (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. The initial accounting for the Bank of Choice acquisition has not been completed as it relates to loans and other real estate owned due to the timing of the receipt of current appraisals. Management has made reasonable estimates in these areas and future changes during the measurement period may occur. Management has also made significant estimates in certain other areas, such as the amount and timing of expected cash flows from purchased assets, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the valuation of other real estate owned, and the value appreciation rights issued to the FDIC, as defined below. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in note 3. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Net Assets Acquired

On July 22, 2011, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Bank of Choice of Greeley, Colorado. Upon closing the acquisition, the Company reopened the 17 full-service banking branches previously owned by the Bank of Choice, as branches of Bank Midwest, N.A., branded as Bank of Choice.

Excluding the effects of purchase accounting adjustments, the Company acquired assets of $772.6 million and assumed deposits and other liabilities of $872.7 million in connection with the acquisition of Bank of Choice. The net liabilities were acquired at a discount of $171.6 million, which is reflected as a portion of the cash acquired. In conjunction with the Bank of Choice purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a cash payment equal to the excess of the Company’s common stock price and a strike price of $17.95 per unit at a future time, not to exceed two years. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Bank of Choice to be approximately $0.6 million, which is included in Due to FDIC in the accompanying statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

Information regarding the fair value adjustments recorded by the Company in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 Business Combinations is shown in the following table (in thousands):

Assets acquired:	As Acquired from FDIC	Fair Value Adjustments	Settlement amount received from FDIC	As recorded by the Company
Cash and cash equivalents	$128,265	$—	$273,740	$402,005
Investment securities available for sale	134,369	—	—	134,369
Non-marketable equity securities	9,840	—	—	9,840
Loans	447,738	(83,807)	—	363,931
Other real estate owned	49,833	(15,498)	—	34,335
Gain on bargain purchase	—	(63,204)	—	(63,204)
Premises and equipment	21	—	—	21
Core deposit intangible asset	—	5,190	—	5,190
Other assets	2,496	—	—	2,496

Total assets	$772,562	$(157,319)	$273,740	$888,983

Liabilities assumed:
Deposits	$760,227	$—	$—	$760,227
Federal Home Loan Bank advances	106,840	10,308	—	117,148
Accrued interest payable	751	—	—	751
Due to FDIC	—	2,526	—	2,526
Other liabilities	4,881	3,450	—	8,331

Total liabilities	$872,699	$16,284	$—	$888,983

In connection with the Bank of Choice transaction, the Company recognized a $5.2 million core deposit intangible and a bargain purchase gain of $63.2 million. The bargain purchase gain of $63.2 million recorded at the date of acquisition represents the amount by which the acquisition-date fair value of the identifiable net assets acquired (inclusive of the $171.6 million purchase discount from the FDIC) exceeds the fair value of the consideration transferred.

Note 3 Fair Value Determinations

The Company has determined that the Bank of Choice acquisition constitutes a business combination as defined by ASC Topic 805. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions and other future events, and actual results could differ materially. The determination of the initial fair values of loans and other real estate owned involve a high degree of

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

judgment and complexity. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

(a)	Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments with maturities of three months or less at origination. The estimated fair value of cash and cash equivalents was deemed to be equal to the carrying value.

(b)	Investment securities

The estimated fair values of investment securities available for sale were based on quoted market prices or bid quotations received from a third-party pricing service. The fair value of the non-marketable equity securities, which consisted of Federal Home Loan Bank of Topeka (“FHLB”) common stock, was deemed to be equal to par value.

(c)	Loans

The fair value of the loan portfolio was estimated using a discounted cash flow approach. The cash flows were projected based on the expected probability of default, default timing and loss given default rates on loans. The expected cash flows were then discounted utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(d)	Other real estate owned

The fair value of other real estate owned (“OREO”) was recorded at the fair value, less estimated selling costs. Fair value of the OREO property is generally estimated using both market and income approach valuation techniques incorporating observable market data to formulate an opinion of the estimated fair value. When current appraisals are not available, judgment was used based on managements’ experience for similar properties.

(e)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Bank of Choice had with its deposit customers at the date of acquisition. The fair value was determined based on a discounted cash flow methodology that considered primary attributes such as expected customer runoff rates, cost of the deposit base, and reserve requirements.

(f)	Other assets

Other assets, which include accrued interest receivable, are short-term in nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

(g)	Deposits

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, negotiable order of withdrawal (“NOW”) accounts, and money market accounts, was equal to the amount payable on demand at the acquisition date. The FDIC provided Bank of Choice depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. Additionally, the Company had the opportunity to change the interest rates on these deposits at the time of acquisition. The interest rates on certain deposits were changed at the date of acquisition to rates that the Company believed to be market rates for comparable deposits of similar remaining maturities. As a result, all time deposits were deemed to be at fair value as of the date of acquisition and no fair value adjustments were made.

(h)	Securities sold under agreements to repurchase

The vast majority of the assumed repurchase agreements were overnight transactions that mature the day after the transaction and, as a result of this short-term nature, the estimated fair value was deemed to be equal to the carrying value.

(i)	Federal Home Loan Bank advances

The fair values of the FHLB advances were based on discounted values of contractual cash flows of the advances. The discount rate was estimated using interest rates at the acquisition date for advances of similar remaining maturities.

(j)	Value appreciation rights issued to FDIC

The estimated fair value of the VAR is tied to the Company’s stock price and was based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

(k)	Other liabilities

Other liabilities, which include accrued interest payable, are short-term in nature and the estimated fair value was deemed to be equal to the carrying value.

Note 4 Investment Securities

The investment securities portfolio comprised investment securities available for sale and non-marketable investment securities. The fair values of investment securities at the date of acquisition are summarized as follows (in thousands):

	Fair Value	Average Yield
Residential collateralized mortgage obligations	$100,641	2.42%
Residential mortgage pass-through securities	33,728	2.51%
Total investment securities available for sale	$134,369	2.44%

Non-marketable securities	9,840	0.59%

Total investment securities	$144,209	2.65%

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

All investment securities available for sale were backed by Government National Mortgage Association government sponsored enterprises collateral. The estimated weighted average life of the mortgage-backed securities portfolio as of the acquisition date was 5.50 years. This estimate is based on assumptions and actual results may differ.

Certain securities were pledged as collateral for public deposits, securities sold under agreements to repurchase, and to secure borrowing capacity at the FHLB, if needed. $119.0 million of investment securities available for sale were pledged at the acquisition date for such purposes.

Non-marketable securities consist of $9.8 million of FHLB stock, $5.3 million of which was required based on the level of borrowings from the FHLB.

Note 5 Loans

The majority of the acquired loans exhibited credit quality deterioration at the date of acquisition and are within the scope of Accounting Standards Codification (“ASC”) Topic 310-30 Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality. Loans acquired without deteriorated credit quality and loans with revolving privileges are outside the scope of this guidance and are accounted for under the cost recovery method.

Loans are reflected at their recorded fair value. Generally, the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following table reflects the composition of all acquired loans as of July 22, 2011 (in thousands):

	Loans accounted for under FASB ASC Topic 310-30	Loans excluded from FASB ASC Topic 310-30	Total loans
Commercial and industrial	$45,086	$23,934	$69,020
Construction	85,892	4,906	90,798
Commercial real estate	85,770	2,107	87,877
Agriculture	15,167	652	15,819
Single family residential investment	43,809	363	44,172
Single family residential — owner occupied	40,910	966	41,876
Consumer	2,864	10,754	13,618
Leases	—	751	751

Total loans	$319,498	$44,433	$363,931

The outstanding balance of all loans, including contractual principal, interest, fees, and penalties, was $463.3 million as of the date of acquisition.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at July 22, 2011 (in thousands):

Contractual cash flows of loans accounted for under ASC Topic 310-30	$448,389
Nonaccretable discount	(95,187)

Cash flows expected to be collected	353,202
Accretable discount	(33,704)

Loans accounted for under ASC Topic 310-30	$319,498

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans accounted for under ASC Topic 310-30 are generally classified as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest was considered in the estimation of expected cash flows and will be included in the resulting recognition of future period loan loss provision or future period yield adjustments.

The following table reflects the composition and contractual maturities of loans purchased in the Bank of Choice acquisition (in thousands):

	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial and industrial	$32,090	$32,481	$4,449	$69,020
Construction	79,106	11,225	467	90,798
Commercial real estate	30,454	26,800	30,623	87,877
Agriculture	5,940	8,352	1,527	15,819
Single family residential investment	24,440	15,533	4,199	44,172
Single family residential — owner occupied	21,379	14,437	6,060	41,876
Consumer	3,706	4,645	5,267	13,618
Leases	196	555	—	751

Total loans	$197,311	$114,028	$52,592	$363,931

The following table reflects a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of July 22, 2011 (in thousands):

	Fixed	Variable	Total
Commercial and industrial	$18,328	$18,603	$36,931
Construction	3,543	8,148	11,691
Commercial real estate	24,540	32,883	57,423
Agriculture	7,159	2,720	9,879
Single family residential investment	16,198	3,534	19,732
Single family residential — owner occupied	17,860	2,637	20,498
Consumer	2,739	7,174	9,912
Leases	356	199	555

Total	90,723	$75,898	$166,621

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

Note 6 Other Real Estate Owned

The accompanying statement of assets acquired and liabilities assumed includes $34.3 million of other real estate owned. These assets are comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans.

Note 7 Core Deposit Intangible Asset

In connection with the Bank of Choice transaction, the Company recorded a core deposit intangible asset of $5.2 million. The Company will amortize the core deposit intangible asset under the straight-line method over 7 years, which represents the expected useful life of the asset. This will result in approximately $0.7 million of core deposit intangible amortization expense each year through 2018.

Note 8 Deposits

The scheduled maturity of time deposits of $100,000 or more, as of July 22, 2011, were as follows (in thousands):

3 months or less	$91,565
Over three months through 6 months	53,689
Over 6 months through 12 months	45,393
Over 12 months	16,212

Total	$206,859

In connection with the Bank of Choice acquisition, the FDIC provided the majority of the Bank of Choice depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. As of July 22, 2011 all of the Company’s $365.2 million of assumed certificates of deposit were subject to penalty-free withdrawals.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

Note 9 Federal Home Loan Bank Advances

The Company assumed FHLB advances with a fair value of $117.1 million in connection with the acquisition of the Bank of Choice. The advances were secured with loans of $218.5 million and investment securities available for sale of $107.0 million. The following table sets forth selected information regarding the FHLB advances assumed:

	Principal amounts due	Range of interest rates
Repayable during the year ending December 31,
2011	$30	4.88%
2012	12,060	3.53%-4.88%
2013	20,060	2.71%-4.88%
2014	60	4.88%
2015	60	4.88%
Thereafter	74,570	3.25%-5.32%

Total contractual amounts due	106,840
Fair value adjustment	10,308

Total as recorded by the Company	$117,148

Bank Midwest, N.A. repaid all amounts due under the FHLB advances on July 25, 2011. In doing so, the Company paid $117.4 million, inclusive of $10.3 million of prepayment penalties and $0.3 million of accrued interest payable.

Note 10 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based on the purchase price. The two methods provide the same overall “net” result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items. For tax purposes, there was not a bargain purchase gain based on the allocation approach.

Note 11 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial letters of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $23.3 million and standby letters of credit totaled $0.8 million. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments, represents the Company’s potential credit loss exposure.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

Total unfunded commitments at the acquisition date of July 22, 2011 were as follows (in thousands):

Commitments to fund loans
Residential	$10,018
Commercial and commercial real estate	11,678
Construction and land development	1,649
Commercial and standby letters of credit	800

Total	$24,145

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Commercial and standby letters of credit — Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

Note 12 Subsequent Events

In conjunction with our acquisition of the Bank of Choice our agreement with the FDIC provides us at least 90 days after the acquisition date to notify the FDIC of our intent to purchase the branch premises and equipment of these failed banks. The notification period is still open as the deadline was extended pending receipt of current appraisals of the properties.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

National Bank Holdings Corporation:

We have audited the accompanying statement of assets acquired and liabilities assumed of Community Banks of Colorado (acquired by Bank Midwest, N.A., a wholly owned subsidiary of National Bank Holdings Corporation (fka NBH Holdings Corp.) (the Company)) as of October 21, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities assumed provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Community Banks of Colorado as of October 21, 2011, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

March 27, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NATIONAL BANK HOLDINGS CORPORATION)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF

COMMUNITY BANKS OF COLORADO

AS OF OCTOBER 21, 2011

(In thousands)

ASSETS
Cash and due from Banks	$20,234
Due from Federal Reserve Bank	212,565
Interest bearing bank deposits	17,361

Cash and cash equivalents	250,160

Investment securities available-for-sale	11,361
Non-marketable equity securities	2,753
Loans receivable	754,883
FDIC indemnification asset	150,987
Other real estate owned	29,749
Premises and equipment	212
Goodwill	7,188
Core deposit intangible asset	4,810
Due from FDIC	9,936
Accrued interest and other assets	6,245

Total Assets	$1,228,284

LIABILITIES
Demand deposits:
Noninterest-bearing	$210,006
Interest-bearing	70,918
Savings and money market	180,737
Time deposits	733,326

Total deposits	1,194,987

Federal Home Loan Bank advances	16,381
Clawback liability	14,800
Due to FDIC	1,177
Accrued interest and other liabilities	939

Total Liabilities	$1,228,284

See accompanying notes to the statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed (“net assets acquired”) by National Bank Holdings Corporation (the “Company”) through its wholly owned subsidiary, Bank Midwest, N.A., in the acquisition of the former Community Banks of Colorado from the Federal Deposit Insurance Corporation (“FDIC”) on October 21, 2011.

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of Community Banks of Colorado that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

Accounting principles generally accepted in the United States of America (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from assets acquired and liabilities assumed, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the valuation of other real estate owned, the valuation of the FDIC indemnification asset and clawback liability, and the value appreciation rights issued to the FDIC, as defined below. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in notes 2 and 3. The fair values of assets acquired and liabilities assumed are subject to refinement for up to one year after the closing date of the transaction as additional information regarding closing date fair values becomes available.

Note 2 Net Assets Acquired

On October 21, 2011, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Community Banks of Colorado of Greenwood Village, Colorado. Upon closing the acquisition, the Company reopened the 39 full-service banking centers previously owned by Community Banks of Colorado, as branches of Bank Midwest, N.A., branded as Community Banks of Colorado.

Excluding the effects of acquisition accounting adjustments, the Company acquired assets of $1.3 billion and assumed deposits and other liabilities of $1.2 billion in connection with the acquisition of Community Banks of Colorado. The net assets were acquired at a discount of $98.0 million, which is reflected as a portion of the cash acquired, and the settlement amount received from the FDIC at close was $61.4 million. In conjunction with the Community Banks of Colorado purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a payment equal to the excess of the Company’s common stock price over a strike price of $18.93 per unit at a future time, not later than October 21, 2013. The VAR may be settled in cash or in shares of the Company’s common stock at the FDIC’s option. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Community Banks of Colorado to be approximately $0.5 million, which is included in Due to FDIC in the accompanying statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

The Company has determined that the Community Banks of Colorado acquisition constitutes a business combination as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. Information regarding the fair value adjustments recorded by the Company in accordance with ASC Topic 805, is shown in the following table (in thousands):

Assets acquired:	As acquired from FDIC	Fair value adjustments	Settlement amount received from FDIC	As recorded by the Company
Cash and cash equivalents	$188,770	$—	$61,390	$250,160
Investment securities, available-for-sale	11,361	—	—	11,361
Non-marketable investment securities	2,753	—	—	2,753
Loans	966,248	(211,365)	—	754,883
FDIC indemnification asset	—	150,987	—	150,987
Other real estate owned	72,478	(42,729)	—	29,749
Premises and equipment	212	—	—	212
Goodwill	—	7,188	—	7,188
Core deposit intangible asset	—	4,810	—	4,810
Due from FDIC	9,936	—	—	9,936
Other assets	6,245	—	—	6,245

Total assets	$1,258,003	$(91,109)	$61,390	$1,228,284

Liabilities assumed:
Deposits	$1,194,987	$—	$—	$1,194,987
Federal Home Loan Bank advances	15,000	1,381	—	16,381
Clawback liability	—	14,800	—	14,800
Due to FDIC	630	547	—	1,177
Other liabilities	939	—	—	939

Total liabilities	$1,211,556	$16,728	$—	$1,228,284

The fair value of loans and OREO acquired in the Community Banks of Colorado acquisition decreased $7.1 and $1.6 million during the measurement period from the original estimates. The change resulted in an increase to the indemnification asset of $5.5 million, an increase in goodwill of $2.7 million and a decrease to the clawback liability of $0.5 million. These adjustments are reflected in the above table.

In connection with the purchase and assumption agreement with the FDIC, the Company entered into a loss sharing agreement with the FDIC whereby the Company will be reimbursed by the FDIC for a portion of the losses incurred on certain loans and other real estate owned (“OREO”) as a result of the resolution and disposition of the problem assets of Community Banks of Colorado. The loss sharing agreement with the FDIC covers a significant portion of the Community Banks of Colorado commercial loans, certain other loans and unfunded commitments, and certain OREO, which are collectively referred to as the “covered assets.” However, the Company also acquired other assets of Community Banks of Colorado that are not covered by the loss sharing agreements, including $250.2 million of cash and cash equivalents, $11.4 million of investment securities, $2.8 million of non-marketable investment securities, $288.2 million of non-covered loans and overdrafts, $4.9 million of non-covered OREO, $4.0 million of accrued interest and $2.2 million of other assets. The loss sharing agreement covers losses on both loans and OREO and has provisions that reimburse the Company for direct expenses related to the resolution of the covered assets. For purposes of the loss sharing

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

agreement, there are three tranches of losses, each beginning after the loss threshold of the previous tranche has been met, and each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (dollars in thousands):

Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $204,194	80%
2	$204,195-$308,020	30%
3	>$308,020	80%

The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred. For purposes of the Community Banks of Colorado loss sharing agreement, the anticipated losses on the covered assets are grouped into one category, commercial assets, and are subject to one loss sharing agreement expiring in eight years. Under the agreement, the Company will share in losses and recoveries with the FDIC for the first five years, and after the first five years the FDIC will not share in losses but only recoveries for the remaining term of the agreement. The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition and may not directly correspond to the Company’s carrying value of the related assets.

The expected reimbursement from the FDIC under the loss sharing agreement is reflected in the accompanying statement of assets acquired and liabilities assumed as an indemnification asset at its estimated fair value of $151.0 million.

Within 45 days of the end of the loss sharing agreement with the FDIC, the Company must pay the FDIC in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company recorded $14.8 million as the estimated fair value of this clawback liability at the acquisition date.

In connection with the Community Banks of Colorado transaction, the Company recognized a $4.8 million core deposit intangible and approximately $7.2 million of goodwill. The goodwill of $7.2 million recorded at the date of acquisition represents the amount by which the fair value of the consideration paid exceeds the acquisition-date fair value of the identifiable net assets acquired.

Note 3 Fair Value Determinations

In accordance with ASC Topic 805, the Company has recorded the assets acquired and liabilities assumed of the Community Banks of Colorado at fair value as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for similar maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions and other future events, and actual results could differ materially. The determination of the initial fair values of covered and non-covered loans, other real estate owned, the FDIC indemnification asset and the clawback liability involve a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

(a)	Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments with maturities of three months or less at origination. The estimated fair value of cash and cash equivalents was deemed to be equal to the carrying value.

(b)	Investment securities

The estimated fair values of investment securities available for sale were based on quoted market prices or bid quotations received from a third-party pricing service.

(c)	Non-marketable equity securities

The fair value of non-marketable equity securities, which consisted of Federal Home Loan Bank of Topeka (“FHLB”) common stock and Federal Reserve Bank stock, were deemed to be equal to par value.

(d)	Loans receivable

The fair value of the loan portfolio was estimated using a discounted cash flow approach. The cash flows were projected based on the expected probability of default, default timing and loss given default rates on loans. The expected cash flows were then discounted utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(e)	FDIC indemnification asset

The loss sharing agreement with the FDIC resulted in an FDIC indemnification asset that is measured separately from the related covered assets as the loss sharing agreement is not contractually embedded in the covered assets and is not transferable should the Company choose to dispose of the covered assets. The fair value of the FDIC indemnification asset was determined based upon projected cash flows from the loss sharing agreement and the timing and amount of expected reimbursements for losses on covered assets at the applicable loss sharing percentages in accordance with the terms of the loss sharing agreement with the FDIC. The projected cash flows were discounted at a market discount rate of similar maturity and risk instruments to reflect the timing and receipt of the loss sharing reimbursements from the FDIC.

(f)	Other real estate owned

OREO was recorded at fair value, less estimated selling costs. The fair value of OREO is generally based upon current appraisals, using both market and income approach valuation techniques, and incorporating observable market data. When current appraisals are not available, judgment is used based on management’s experience with similar properties.

(g)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Community Banks of Colorado had with its deposit customers at the date of acquisition. The fair value was determined based on a discounted cash flow methodology that considered primary asset attributes such as expected customer runoff rates, cost of the deposit base, and reserve requirements.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

(h)	Other assets

Other assets, which include accrued interest receivable, are short-term in nature and the estimated fair values were deemed to be equal to the carrying value.

(i)	Deposits

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, negotiable order of withdrawal (“NOW”) accounts, and money market accounts, is equal to the amount payable on demand at the acquisition date. The FDIC provided Community Banks of Colorado depositors with the right to withdraw their time deposits at any time, without penalty, unless the depositor accepts new terms. Additionally, the Company had the opportunity to change the interest rates on these deposits at the date of acquisition. As a result, all time deposits were deemed to be at fair value as of the date of acquisition and no fair value adjustments were made.

(j)	Federal Home Loan Bank Advances

The fair values of the FHLB advances were based on discounted values of contractual cash flows of the advances. The discount rate was estimated using market rates at the acquisition date, for advances of similar remaining maturities.

(k)	Clawback liability

The clawback liability represents the Company’s obligation to refund a portion of the cash received from the FDIC at acquisition in the event that losses do not reach a specified loss sharing threshold, based on the initial discount received of $98 million less cumulative servicing amounts for the covered assets acquired. The Company estimated the fair value of the clawback liability based on the net present value of expected future cash payments to be made by the Company to the FDIC. The expected cash flows were calculated in accordance with the loss sharing agreement and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

(l)	Due to FDIC

The amount due to FDIC is comprised of the value appreciation rights issued to the FDIC, which are tied to the Company’s stock price, and short-term settlement items that, due to their short-term nature, were deemed to have fair values equal to the carrying value.

(m)	Value appreciation rights issued to FDIC

The estimated fair value of the VAR is tied to the Company’s stock price and, in the absence of a publicly traded stock price, was based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

(n)	Other liabilities

Other liabilities, which include accrued interest payable, are short-term in nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

Note 4 Investment Securities

The investment securities portfolio comprised investment securities available for sale. The fair values of investment securities available for sale at the date of acquisition are summarized as follows (dollars in thousands):

Fair Value
U.S. Treasury securities	$8,000
U.S. sponsored agency obligations	3,014
Residential collateralized mortgage obligations	87
Other securities	260

Total investment securities available-for-sale	$11,361

The Company had one FHLB agency debenture for $3.0 million with a remaining contractual maturity of 2.6 years. The Company estimates that the weighted average life of the collateralized mortgage obligations portfolio as of the acquisition date was 3.34 years. This estimate is based on assumptions and actual results may differ. All other investment securities have a remaining contractual maturity of less than one year.

All securities were pledged as collateral for public deposits, and to secure borrowing capacity at the Federal Home Loan Bank. $11.4 million of investment securities were pledged at the acquisition date for such purposes.

Note 5 Non-marketable Equity Securities

Non-marketable equity securities consist of $2.0 million of FHLB stock that was required based on the level of borrowings from the FHLB and $0.7 Federal Reserve Bank stock that was held for regulatory purposes.

Note 6 Loans Receivable

The majority of the acquired loans are within the scope of ASC Topic 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which cash flows could not be estimated, which are accounted for under the cost recovery method.

The Company’s loss sharing agreement with the FDIC covers commercial loans; however, for purposes of the loss sharing agreement, certain commercial loans, as selected by the FDIC, are excluded from the loss sharing agreement, and certain non-commercial loans are covered. All loans were recorded at their estimated fair value. Generally, the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following table reflects the composition of all acquired loans at fair value as of October 21, 2011 (in thousands):

	Covered loans		Non-covered loans
	Loans accounted for under FASB ASC 310-30	Loans excluded from FASB ASC 310-30	Loans accounted for under FASB ASC 310-30	Loans excluded from FASB ASC 310-30	Total loans
Commercial	$96,193	$43,288	$812	$1,538	$141,831
Commercial real estate	219,835	6,744	118,068	1,676	346,323
Agriculture	58,185	30,056	818	137	89,196
Residential real estate	12,378	29	87,234	33,543	133,184
Consumer	8	6	43,149	1,186	44,349

Total	$386,599	$80,123	$250,081	$38,080	$754,883

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

The outstanding balance of loans accounted for under ASC Topic 310-30, including contractual principal, interest, fees, and penalties, was $537.8 million for covered loans and $300.7 million for non-covered loans, as of the date of acquisition. At the date of acquisition, the gross contractual amounts receivable for loans not subject to the requirements of ASC Topic 310-30 was $144.7 million, the Company’s best estimate of contractual cash flows not expected to be collected was $27.0 million and recorded fair value was $116.8 million.

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at October 21, 2011 (in thousands):

Contractual cash flows of loans accounted for under ASC Topic 310-30	$970,376
Non-accretable difference	(237,070)

Cash flows expected to be collected	733,306
Accretable yield	(96,626)

Loans accounted for under ASC Topic 310-30	$636,680

All loans are considered past due when the contractual principal or interest payments due in accordance with the terms of the loan agreement remain unpaid after the due date of the scheduled payment. Loans accounted for under ASC Topic 310-30 are generally classified as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest was considered in the estimation of expected cash flows and will be included in the resulting recognition of future period covered loan loss provision or future period yield adjustments.

The following table reflects the composition and contractual maturities of loans purchased in the Community Banks of Colorado transaction (in thousands):

	Due within 1 Year	Due after 1 but within 5 years	Due after 5 years	Total
Covered loans:
Commercial	$55,711	$54,000	$29,770	$139,481
Commercial real estate	81,252	110,350	34,977	226,579
Agriculture	35,596	16,326	36,320	88,242
Residential real estate	665	11,741	—	12,406
Consumer	6	8	—	14

Total covered loans	173,230	192,425	101,067	466,722

Non-covered Loans:
Commercial	1,937	413	—	2,350
Commercial real estate	14,324	62,410	43,010	119,744
Agriculture	777	18	160	955
Residential real estate	29,449	51,152	40,176	120,777
Consumer	24,694	15,451	4,190	44,335

Total non-covered loans	71,181	129,444	87,536	288,161

Total loans	$244,411	$321,869	$188,603	$754,883

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

The following table reflects a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of October 21, 2011 (in thousands):

	Fixed	Variable	Total
Covered loans:
Commercial	$27,162	$56,608	$83,770
Commercial real estate	33,872	111,455	145,327
Agriculture	5,359	47,287	52,646
Residential real estate	2,418	9,323	11,741
Consumer	8	—	8

Total covered loans	68,819	224,673	293,492

Non-covered Loans:
Commercial	90	323	413
Commercial real estate	30,803	74,617	105,420
Agriculture	18	160	178
Residential real estate	25,081	66,247	91,328
Consumer	7,796	11,845	19,641

Total non-covered loans	63,788	153,192	216,980

Total loans	$132,607	$377,865	$510,472

Note 7 Other Real Estate Owned

The accompanying statement of assets acquired and liabilities assumed includes $29.8 million of other real estate owned. These assets are comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. $24.8 million, or 83.5%, of the OREO are covered by the loss sharing agreement with the FDIC and any losses, as measured by the FDIC’s book value, on these covered assets or on subsequent foreclosures related to covered loans are shared with the FDIC at the applicable loss-coverage percentage. See note 2 for a discussion of the terms of the loss sharing arrangement.

Note 8 Goodwill and Core Deposit Intangible Asset

In connection with the Community Banks of Colorado transaction, the Company recorded a core deposit intangible asset of $4.8 million. The Company will amortize the core deposit intangible asset under the straight-line method over 7 years, which represents the expected useful life of the asset. This will result in approximately $0.7 million of core deposit intangible amortization expense each year through 2018.

The fair value of consideration paid exceeded the fair value of the net assets acquired and resulted in the establishment of goodwill in the amount of $7.2 million. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, the goodwill will be subject to a fair value-based impairment assessment at least annually. The goodwill will be deductible for income tax purposes.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

Note 9 Deposits

The scheduled maturity of certificates of deposits of $100,000 or more, as of October 21, 2011, were as follows (in thousands):

3 months or less	$72,707
Over three months through 6 months	78,465
Over 6 months through 12 months	135,424
Over 12 months	89,634

Total	$376,230

In connection with the Community Banks of Colorado acquisition, the FDIC provided the majority of Community Banks of Colorado depositors with the right to redeem their time deposits at any time during the life of the deposit, without penalty, unless the depositor accepts new terms. As of October 21, 2011, the Company had approximately $733.3 million of time deposits that were subject to penalty-free withdrawals.

Note 10 Federal Home Loan Bank Advances

The Company assumed Federal Home Loan Bank of Topeka (“FHLB”) advances with a fair value of $16.4 million in connection with the acquisition of Community Banks of Colorado. The advances were secured with $121.5 million of loans and $5.0 million of investment securities. The following table sets forth selected information regarding the FHLB advances assumed:

	Principal amounts due	Interest rates
Repayable during the year ending December 31,
2012	$5,000	4.93%
2018	10,000	3.34%

Total contractual amounts due	15,000
Fair value adjustment	1,381

Total	$16,381

The Company repaid all amounts due under the FHLB advances on October 24, 2011. In doing so, the Company paid $16.4 million, inclusive of $1.4 million of prepayment penalties.

Note 11 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based on the purchase price and the FDIC loss sharing agreement requires the covered assets to be valued at the greater of their fair market value or their guaranteed value; in addition, tax law does not assign any value to the GAAP loss sharing indemnification asset or related clawback liability. The two methods provide the same overall “net” result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of National Bank Holdings Corporation)

Notes to Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado

as of October 21, 2011

Note 12 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial and consumer lines of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $84.3 million and standby letters of credit totaled $4.6 million. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments, offset by applicable loss sharing arrangement with the FDIC, represents the Company’s potential credit loss exposure.

Total unfunded commitments at the acquisition date of October 21, 2011 were as follows (in thousands):

	Covered	Non-covered	Total
Commitments to fund loans
Commercial and commercial real estate	$51,692	$2,272	$53,964
Residential	125	16,389	16,514
Agricultural/other	10,949	2,832	13,781
Commercial and standby letters of credit	3,947	619	4,566

Total	$66,713	$22,112	$88,826

Commitments to fund loans—Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Commercial and standby letters of credit—Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

Note 13 Subsequent Events

In connection with the Community Banks of Colorado transaction, the Company had the option to purchase the banking center assets and certain equipment of the failed bank from the FDIC for 90 days after the transaction date. During the first quarter of 2012, the Company notified the FDIC of its intent to purchase 26 of the branch premises for a total purchase price of $24.4 million. The Company also assumed the leases of 14 branch premises.

On March 22, 2012, the Company held its annual meeting and approved the change of its name to National Bank Holdings Corporation.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.

PROSPECTUS

43,508,820 Shares

Class A Common Stock

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts, except the SEC registration fee, are estimates.

SEC registration fee	$97,828
Transfer agent and registrar fees and expenses (1)	6,500
Printing fees and expenses (1)	400,000
Legal fees and expenses (1)	1,700,000
Accounting fees and expenses (1)	500,000
Miscellaneous (1)	100,000

Total	$2,804,328

(1)	Includes costs and expenses that were incurred in connection with the substantially contemporaneous registration of our Class A common stock in our initial public offering that cannot be reasonably separated from the costs incurred in this offering.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation to be in effect upon completion of the offering will provide for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding; provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the by-laws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board.

In addition, our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and by-laws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and by-laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, National Bank Holdings Corporation has issued the following securities:

On June 16, 2009 and August 10, 2009 in connection with its incorporation and initial capitalization, National Bank Holdings Corporation issued 250,000 shares of its common stock to members of its board of directors, senior management team and FBR Capital Markets & Co. for $0.012 per share.

On October 20, 2009, National Bank Holdings Corporation issued an aggregate of 57,500,000 shares of its common stock to private investors and to FBR Capital Markets & Co. for resale to private investors for net consideration of approximately $1.1 billion in cash. The net proceeds of the offering were used to fund our four acquisitions to date and for general corporate purposes and the Company continues to hold the remaining proceeds (after deduction for the Company’s operating expenses) in cash and cash equivalents.

The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, including the safe harbors established in Rule 144A and Regulation D, for transactions by an issuer not involving a public offering. National Bank Holdings Corporation did not offer or sell the securities by any form of general solicitation or general advertising, informed the purchaser that the securities had not been registered under the Securities Act and were subject to restrictions on transfer, and made offers only to the purchaser, whom National Bank Holdings Corporation believed had the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities.

As of June 30, 2012 we had 3,473,332 options to purchase an aggregate of 3,473,332 shares of our common stock under the NBH Holdings Corp. 2009 Equity Incentive Plan, 1,070,418 of which were fully vested. These grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder inasmuch as they were offered and sold under written compensatory benefit plans and otherwise in compliance with the provisions of Rule 701.

On October 20, 2009, we issued a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC (an affiliate of Wellington Management Company, LLP). On March 23, 2010, we issued a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC. On March 15, 2010, we issued a warrant to purchase 250,750 shares of common stock to Paulson Master Recovery Fund LTD. And, on September 30, 2010, we issued a warrant to purchase 42,000 shares of common stock to Elliott Associates, L.P. and a warrant to purchase 63,000 shares of common stock to a wholly owned subsidiary of Elliott International, L.P. Such warrants were issued in connection with the agreement by several of our largest shareholders to be bound by the FDIC Policy Statement. The warrants are exercisable for 10 years from the date of issuance and have an exercise price of $20.00 per share.

Item 16. Exhibits Financial Statements Schedules.

(a)	Exhibits: The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwood Village, Colorado on September 25, 2012.

National Bank Holdings Corporation (Registrant)

By:	/S/ G. TIMOTHY LANEY
	Name:	G. Timothy Laney
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to its registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ G. TIMOTHY LANEY G. Timothy Laney	President, Chief Executive Officer and Director (Principal Executive Officer)	September 25, 2012

/S/ BRIAN F. LILLY Brian F. Lilly	Chief Financial Officer (Principal Financial and Accounting Officer)	September 25, 2012

Frank V. Cahouet	Chairman	September 25, 2012

* Ralph W. Clermont	Director	September 25, 2012

* Robert E. Dean	Director	September 25, 2012

Lawrence K. Fish	Director	September 25, 2012

Micho F. Spring	Director	September 25, 2012

* Burney S. Warren	Director	September 25, 2012

*	/S/ G. TIMOTHY LANEY G. Timothy Laney	Attorney-in-Fact	September 25, 2012

Exhibit Index

Exhibit Number	Description

2.1	Purchase and Assumption Agreement, dated as of July 6, 2010, among the Federal Deposit Insurance Corporation, Receiver of Hillcrest Bank, Overland Park, Kansas, the Federal Deposit Insurance Corporation and Hillcrest Bank, National Association (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively) (incorporated herein by reference to Exhibit 2.1 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)†

2.2	Amended and Restated Purchase Agreement by and among Dickinson Financial Corporation, Bank Midwest, N.A. and NBH Holdings Corp. (on behalf of itself and its to-be-formed national banking association subsidiary), dated as of August 31, 2010 (incorporated herein by reference to Exhibit 2.2 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)†

2.3	Purchase and Assumption Agreement, dated as of July 22, 2011, among the Federal Deposit Insurance Corporation, Receiver of Bank of Choice, Greeley Colorado, the Federal Deposit Insurance Corporation and Bank Midwest, National Association (incorporated herein by reference to Exhibit 2.3 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)†

2.4	Purchase and Assumption Agreement, dated as of October 21, 2011, among the Federal Deposit Insurance Corporation, Receiver of Community Banks of Colorado, the Federal Deposit Insurance Corporation and Bank Midwest, National Association (incorporated herein by reference to Exhibit 2.4 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)†

3.1	Second Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form S-1 Registration Statement (Registration No. 333-177971), filed August 22, 2012)

3.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to our Form S-1 Registration Statement (Registration No. 333-177971), filed August 22, 2012)

4.1	Specimen common stock certificate (incorporated herein by reference to Exhibit 4.1 to our Form S-1 Registration Statement (Registration No. 333-177971), filed August 22, 2012)

4.2	Registration Rights Agreement, dated as of October 20, 2009, by and between NBH Holdings Corp. and FBR Capital Markets, Inc. (incorporated herein by reference to Exhibit 4.2 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)

4.3	Amendment No. 1, dated as of July 20, 2011, to the Registration Rights Agreement, dated as of October 20, 2009 by and between NBH Holdings Corp. and FBR Capital Markets, Inc. (incorporated herein by reference to Exhibit 4.3 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz

10.1	Employment Agreement, dated May 22, 2010, between G. Timothy Laney and NBH Holdings Corp. (incorporated herein by reference to Exhibit 10.1 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.2	NBH Holdings Corp. 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)

Exhibit Number	Description

10.3	Value Appreciation Instrument Agreement, dated as of October 22, 2010 by and between NBH Holdings Corp. and the Federal Deposit Insurance Corporation (incorporated herein by reference to Exhibit 10.3 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)

10.4	Value Appreciation Instrument Agreement, dated as of July 22, 2011 by and between NBH Holdings Corp. and the Federal Deposit Insurance Corporation (incorporated herein by reference to Exhibit 10.4 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)

10.5	Value Appreciation Instrument Agreement, dated as of October 21, 2011 by and among NBH Holdings Corp., Bank Midwest, National Association and the Federal Deposit Insurance Corporation (incorporated herein by reference to Exhibit 10.5 to our Form S-1 Registration Statement (Registration No. 333-177971), filed on November 14, 2011)

10.6	Form of Indemnification Agreement between NBH Holdings Corp. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.6 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.7	Employment Agreement, dated October 24, 2011, by and between Richard U. Newfield and NBH Holdings Corp. (incorporated herein by reference to Exhibit 10.7 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.8

Employment Agreement, dated October 15, 2011, by and between Thomas M. Metzger and NBH Holdings Corp. (incorporated herein by reference to Exhibit 10.8 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.9	Letter Agreement dated February 13, 2012, by and between Brian F. Lilly and National Bank Holdings Corporation (incorporated herein by reference to Exhibit 10.9 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.10	Employment Agreement dated August 18, 2012, by and between Kathryn M. Hinderhofer and National Bank Holdings Corporation (incorporated herein by reference to Exhibit 10.10 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.11	Senior Executive Bonus Plan (incorporated herein by reference to Exhibit 10.11 to our Form S-1 Registration Statement (Registration No. 333-177971), filed August 22, 2012)

10.12	Letter Agreement dated November 7, 2011, by and between James B. Fitzgerald and National Bank Holdings Corporation (incorporated herein by reference to Exhibit 10.12 to our Form S-1 Registration Statement (Registration No. 333-177971), filed August 22, 2012)

10.13	Amendment to NBH Holdings Corp. 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.13 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.14	Form of NBH Holdings Corp. 2009 Equity Incentive Plan Restricted Stock Award Agreement (For Non-Employee Directors) (incorporated herein by reference to Exhibit 10.14 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

10.15	Form of NBH Holdings Corp. 2009 Equity Incentive Plan Nonqualified Stock Option Agreement (For Management) (incorporated herein by reference to Exhibit 10.15 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

21.1	Subsidiaries of National Bank Holdings Corporation (incorporated herein by reference to Exhibit 21.1 to our Form S-1 Registration Statement (Registration Statement No. 333-177971), filed on September 10, 2012)

23.1	Consent of KPMG LLP+

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)+

†	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.
+	Previously filed